As filed with the Securities and Exchange Commission on August 21, 2026

Registration Nos. 333-297328 and 333-297328-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM SF-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BREAD FINANCIAL CARD ISSUANCE TRUST

(Issuing entity in respect of the Notes)

BREAD FINANCIAL FUNDING, LLC

(Depositor)

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Organization)	84-2421854 (I.R.S. Employer Identification Number)

Commission File Number of depositor:

333-297328

Central Index Key Number of depositor:

0001965221

Central Index Key Number of sponsor:

0002142858

COMENITY CAPITAL BANK

(Exact Name of Sponsor as Specified in its Charter)

3095 Loyalty Circle

Columbus, Ohio 43219

(614) 729-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Thomas J. McGuire

Comenity Capital Bank

12921 S. Vista Station Boulevard

Draper, UT 84020

(801) 527-2272

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Joseph L. Motes III

Executive Vice President, Chief

Administrative Officer, General

Counsel & Secretary

Bread Financial Holdings, Inc.

2600 Network Boulevard, Suite 600

Frisco, Texas 75034

(214) 494-3000

Robert Moyle, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, New York 10019-6142 (212) 506-5189

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall subsequently become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be amended. We may not sell the notes described in this prospectus until we deliver a final prospectus. This prospectus is not an offer to sell and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED [●] [●], 20[●]

Prospectus dated [●] [●], 20[●]

Series 20[●]- [●]

$[●]* Class A [Fixed][Floating] Rate Asset Backed Notes

[$[●]* Class B [Fixed][Floating] Rate Asset Backed Notes]

Bread Financial Card Issuance Trust

Issuing Entity

(CIK 0002142974)

Bread Financial Funding, LLC

Depositor and Transferor

(CIK 0001965221)

Comenity Capital Bank

Sponsor, Originator and Servicer

(CIK 0002142858)

	Class A Notes	[Class B Notes]
Stated principal amount	$[●]*	$[●]*
Note interest rate	[SOFR Rate plus](1)	[SOFR Rate plus](1)
	[●]% per year	[●]% per year
Interest distribution dates	[15th] day of each calendar month, beginning in [●] 20[●]	[15th] day of each calendar month, beginning in [●] 20[●]
Expected final distribution date	[●][●], 20[●]	[●][●], 20[●]
Series legal maturity date	[●][●], 20[●]	[●][●], 20[●]
Price to public	$[●] (or [●]%)	$[●] (or [●]%)
Underwriting discount	$[●] (or [●]%)	$[●] (or [●]%)
Proceeds to the issuing entity	$[●] (or [●]%)	$[●] (or [●]%)

*	Subject to increase or decrease as discussed under “Introduction.”
[(1)

The [Class A notes] [and the] [Class B notes] will accrue interest at a floating rate based on a benchmark, which will initially be the “SOFR Rate” plus a spread. If the sum of the SOFR Rate plus [●]% is less than 0.00% for any Interest Period, then the interest rate for the [Class A notes] [and the] [Class B notes] for such Interest Period will be deemed to be 0.00%. For a description of how interest will be calculated on the [Class A notes] [and the] [Class B notes], see “The Notes – Interest Payments.” For a description of how the benchmark may change in certain situations after the closing date, see “The Notes – Interest Payments – Effect of Benchmark Transition Event.”]

In addition to the Class A notes, and as part of Series 20[●]-[●], the issuing entity will issue the Class B notes in the initial stated principal amount of $[●]*. The Class B notes will be subordinate to the Class A notes and will be acquired and held by an affiliate of the issuing entity. [The Class B notes are not being offered by this prospectus.] An affiliate of the issuing entity will retain any class of notes (or portion thereof) offered by this prospectus but not sold.

The Class A notes benefit from credit enhancement in the form of the subordination of the Class B notes.

[The [Class A notes] [and the] [Class B notes] will be issued as fixed rate notes, floating rate notes or in tranches of some portion of each type. In this prospectus, the Series 20[●]-[●] notes that bear interest at a floating rate are referred to as “floating rate notes” and the Series 20[●]-[●] notes that bear interest at a fixed rate are referred to as “fixed rate notes.” The portion of each class of notes that will bear interest at a fixed rate and the portion of each class of notes that will bear interest at a floating rate will be set forth in the final prospectus.]

The primary assets of the issuing entity are receivables arising in designated credit card accounts owned by Comenity Capital Bank.

You should consider the discussion under “Risk Factors” beginning on page [25] before you purchase any notes.

The Series 20[●]-[●] notes are obligations of the issuing entity only and are not obligations of or interests in Comenity Capital Bank, Bread Financial Funding, LLC, any of their affiliates or any other person.

The Series 20[●]-[●] notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved these notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Underwriters

[Underwriter No. 1]	[Underwriter No. 2]	[Underwriter No. 3]	[Underwriter No. 4]

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS

You should rely only on the information provided in this prospectus including the information incorporated by reference. We have not authorized anyone to provide you with different information.

It is important for you to read and consider all information contained in this prospectus in making your investment decision.

We are not offering the Series 20[●]-[●] notes in any state where the offer is not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

Information regarding certain entities that are not affiliates of Comenity Capital Bank has been provided in this prospectus. See in particular “Transaction Parties – The Indenture Trustee,” “– The Owner Trustee” and “– Asset Representations Reviewer.” The information contained in those sections of this prospectus was prepared by the party described in such section without any input from Comenity Capital Bank or any of its affiliates.

We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus provides the pages on which these captions are located.

Parts of this prospectus use defined terms. You can find a listing of defined terms in the “Glossary of Defined Terms” beginning on page [146].

In this prospectus, the terms “we,” “us” and “our” generally refer to Bread Financial Funding, LLC.

Forward-Looking Statements

In this prospectus and in the documents incorporated herein by reference, we may make statements relating to the future performance of, or the effect of various circumstances on, the bank and its affiliates, the transferor, the issuing entity or the notes that may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These “forward-looking statements” are not historical facts and represent only our beliefs and expectations regarding future events, any of which, by their nature, are inherently uncertain and beyond our control. The actual outcomes may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intent,” “estimate” and similar expressions. These statements may relate to, among other things, effects of the economic environment, effects of insolvency, arbitration or litigation proceedings and of legislation or regulatory actions. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, market conditions, interest rate fluctuations, geopolitical uncertainty, competitive product and pricing pressures, consumer bankruptcies and inflation, technological changes, the impact of current, pending or future legislation and regulation (including regulatory changes specifically intended to address financial markets, capital requirements and liquidity reserves, securitizations, sales of financial assets, credit origination, and billing and collection practices), changes in fiscal, monetary, regulatory, trade, immigration, accounting and tax policies, monetary fluctuations, and success in gaining regulatory approvals when required, as well as other risks and uncertainties, including, but not limited to, those described in the “Risk Factors.” The economic uncertainties and downturns, financial market fluctuations and other conditions beyond our control increase uncertainty regarding future economic conditions and may increase the risk that actual results may differ from those expected. Accordingly, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except to the extent required by law.

i

Notice to Investors: United Kingdom

This prospectus is not a prospectus for the purposes of the Public Offers and Admissions to Trading Regulations 2024, as amended (the “POATRs”) or the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook of the handbook of rules and guidance (the “FCA Handbook”) adopted by the Financial Conduct Authority (the “FCA”) of the United Kingdom (the “UK”).

The Series 20[●]-[●] notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any UK Retail Investor in the UK. In this prospectus, a “UK Retail Investor” means a person who is either one (or both) of: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended); or (ii) not a qualified investor, as defined in paragraph 15 of Schedule 1 to the POATRs. Consequently, no disclosure document required by the Product Disclosure sourcebook (the “DISC”) of the FCA Handbook for offering, selling or distributing the Series 20[●]-[●] notes or otherwise making them available to UK Retail Investors in the UK has been prepared and therefore offering, selling or distributing the Series 20[●]-[●] notes or otherwise making them available to any UK Retail Investor in the UK may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024 (as amended).

This prospectus and any other material relating to the Series 20[●]-[●] notes may only be communicated or caused to be communicated in the UK to persons who (A) have professional experience in matters relating to investments and qualify as “investment professionals” under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (B) are persons falling within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc.”) of the Order or (C) are persons to whom this prospectus may otherwise lawfully be communicated or caused to be communicated (all such persons in (A), (B) and (C) together being referred to as “Relevant Persons”). In the UK, the Series 20[●]-[●] notes are only available to, and any investment or investment activity to which this prospectus relates, including the Series 20[●]-[●] notes, will be engaged in only with, Relevant Persons. Any person in the UK that is not a Relevant Person should not act or rely on this prospectus or any of its contents.

Notice to Investors: European Economic Area

This prospectus is not a prospectus for the purposes of Regulation (EU) 2017/1129, as amended (the “EU Prospectus Regulation”).

The Series 20[●]-[●] notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any EU Retail Investor in the European Economic Area (the “EEA”). In this prospectus, an “EU Retail Investor” means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor, as defined in Article 2 of the EU Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “EU PRIIPs Regulation”) for offering, selling or distributing the Series 20[●]-[●] notes or otherwise making them available to EU Retail Investors in the EEA has been prepared and therefore offering, selling or distributing the Series 20[●]-[●] notes or otherwise making them available to any EU Retail Investor in the EEA may be unlawful under the EU PRIIPs Regulation.

EU and UK Risk Retention Requirements

On the date of issuance of the Series 20[●]-[●] notes, the bank will covenant and agree, with reference to the EU Securitization Regulation and the UK Securitization Framework, in each case as in effect and applicable on the date of issuance of the Series 20[●]-[●] notes, that it will: (a) as “originator” for the purposes of the EU Securitization Regulation and the UK Securitization Framework, retain, continually and on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding, a material net economic interest in the transaction comprising all series of notes and any other interests issued by, and all Receivables owned by, the issuing entity (the “Securitization Transaction”), which is not less than 5% of the nominal value of the securitized exposures (being the Receivables), in the form of an originator’s interest as provided in (i) paragraph (b) of Article 6(3) of the EU Securitization Regulation, (ii) paragraph (b) of Article 6(3) of Chapter 2 of the PRASR and (iii) paragraph 1(b) of SECN 5.2.8R (each as in effect on the date of issuance of the Series 20[●]-[●] notes), by holding all of the membership interests in the transferor, which in turn will retain, continually and on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding, all or part of the transferor’s interest, and which originator’s interest ranks pari passu with or is subordinated to the portion of such securitized exposures allocated to the notes issued by the issuing entity (the “Retained Interest”); (b) not change the retention option or method of calculating the Retained Interest, except in accordance with both the EU Securitization Rules and the UK Securitization Rules; and (c) not (and not permit any of its affiliates to) subject the Retained Interest to any credit risk mitigation or any other hedge, or sell, transfer or otherwise surrender all or part of the rights, benefits or obligations arising from the Retained Interest, except in accordance with both the EU Securitization Rules and the UK Securitization Rules.

Each prospective investor that is an EU Affected Investor should be aware that none of the bank, the transferor, the issuing entity, the underwriters, the indenture trustee, the owner trustee, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, has taken, or intends to take, any action for the purpose of (i) causing any statements or reports to be produced in a form prescribed by, or to contain any information prescribed by, Article 7 of the EU Securitization Regulation or any other applicable EU Securitization Rules or (ii) making available any other document or information prescribed by Article 7 of the EU Securitization Regulation or any other applicable EU Securitization Rules. Consequently, the Series 20[●]-[●] notes may not be a suitable investment for any person that is now or may in the future be subject to the EU Investor Requirements.

Each prospective investor that is a UK Affected Investor should be aware that none of the bank, the transferor, the issuing entity, the underwriters, the indenture trustee, the owner trustee, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, will undertake to provide any additional information, documents or reports specifically for purposes of, or in connection with, compliance by any investor with the requirement in paragraph 1(e) of regulation 32B of the SR 2024, paragraph (1)(e) of SECN 4.2.1R and/or Article 5(1)(e) of Chapter 2 of the PRASR that, prior to holding a securitization position, relevant institutional investors must verify that the originator, sponsor or securitisation special purpose entity (“SSPE”) of the relevant securitization has made available sufficient information to enable the institutional investor independently to assess the risks of holding the securitization position and has committed to make further information available on an ongoing basis, as appropriate (the “UK Transparency DD Requirement”) (and, for the avoidance of doubt, no such person intends or will undertake to make available to investors the information referred to in SECN 6, SECN 11 or SECN 12 or Article 7 of Chapter 2, Chapter 5 or Chapter 6 of the PRASR). UK Affected Investors should therefore independently consider, among other things, whether the information in this prospectus or to be provided in the reports described in “The Indenture – Reports” in this prospectus or otherwise is sufficient for it to be able to satisfy the UK Transparency DD Requirement.

Except as described herein, no party to the transaction described in this prospectus will undertake, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the EU Securitization Rules or the UK Securitization Rules, or to take any action for purposes of, or in connection with, facilitating or enabling compliance by any EU Affected Investor with the EU Investor Requirements, by any UK Affected Investor with the UK Investor Requirements or by any person with any other law or regulation now or hereafter in effect in the EU, the EEA or the UK in relation to risk retention, due diligence and monitoring, credit granting standards, transparency or any other conditions with respect to investments in securitization transactions.

None of the bank, the transferor, the issuing entity, the underwriters, the indenture trustee, the owner trustee, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, makes any representation that the agreement by the bank to retain the Retained Interest as described in this prospectus, the other information in this prospectus or the information to be provided in the monthly reports to noteholders or otherwise available or to be provided to noteholders are or will be sufficient in all circumstances for purposes of any person’s compliance with the EU Investor Requirements or the UK Investor Requirements, as applicable, and/or any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements.

Additionally, by their acceptance of the applicable Series 20[●]-[●] notes, each noteholder agrees that in no event shall the indenture trustee have any responsibility to monitor compliance with, calculate, provide or otherwise make available information required by the EU Securitization Rules, the UK Securitization Rules or any other similar rules or regulations. The indenture trustee shall not be charged with knowledge of such rules, nor shall it be liable to any noteholder or any other party for a violation of such rules or regulations now or hereinafter in effect.

Any failure by an EU Affected Investor to comply with the EU Investor Requirements or by a UK Affected Investor to comply with the UK Investor Requirements, in either case with respect to an investment in the Series 20[●]-[●] notes, may result in regulatory sanctions and/or remedial measures being imposed or taken by such investor’s relevant regulatory authority, including, in the case of an EU Affected Investor or a UK Affected Investor that is subject to regulatory capital requirements, the imposition of a punitive capital charge on the Series 20[●]-[●] notes acquired by such investor.

The EU Securitization Rules and the UK Securitization Rules and any changes to the regulation or regulatory treatment of the Series 20[●]-[●] notes for some or all investors may negatively impact the regulatory position of noteholders, prospective investors and/or investment managers and have an adverse impact on the value and liquidity of the Series 20[●]-[●] notes. Prospective investors should analyze their own legal and regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of and compliance with the EU Investor Requirements, the UK Investor Requirements and other applicable regulations and the suitability of the Series 20[●]-[●] notes for investment.

Please see “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market” for more information.

Compliance with Registrant Requirements

We have performed various reviews relating to compliance with the registration requirements and as of the date of this prospectus we have met the registration requirements required by General Instruction I.A.1 of Form SF-3.

Volcker Rule Considerations

The issuing entity is not now, and immediately following the issuance of the Series 20[●]-[●] notes on the closing date will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”). In making this determination, on the date of this prospectus and immediately following the issuance of the Series 20[●]-[●] notes on the closing date, the issuing entity will be relying on an exemption from registration set forth in Rule 3a-7 under the Investment Company Act, although the issuing entity may be entitled to rely on other statutory or regulatory exclusions and exemptions under the Investment Company Act on the date of this prospectus, on the closing date or in the future. The issuing entity has been structured so as not to constitute a “covered fund” for purposes of the regulations adopted under Section 13 of the Bank Holding Company Act of 1956, as amended, commonly referred to as the “Volcker Rule.”

Transaction Summary

Issuing Entity:	Bread Financial Card Issuance Trust
Depositor and Transferor:	Bread Financial Funding, LLC
Sponsor, Servicer and Administrator:	Comenity Capital Bank
Originator of the Receivables:	Comenity Capital Bank
Owner Trustee:	BNY Mellon Trust of Delaware
Indenture Trustee:	U.S. Bank Trust Company, National Association
Asset Representations Reviewer:	FTI Consulting, Inc.
Expected Issuance Date:	[●][●], 20[●]
Servicing Fee Rate:	[●]%
Clearance and Settlement:	DTC[/Clearstream Banking]
Groups:	Shared Excess Available Finance Charge Collections Group [●] Shared Excess Available Principal Collections Group [●]

	Class A Notes	[Class B Notes]
Stated Principal Amount:	$[●]*	$[●]*
Anticipated Ratings:	We expect that the Class A notes will receive credit ratings from [two] nationally recognized statistical rating organizations hired by the transferor to rate the notes	[We expect that the Class B notes will receive credit ratings from [two] nationally recognized statistical rating organizations hired by the transferor to rate the notes]
Credit Enhancement:	Subordination of Class B notes	[Excess Spread]
Note Interest Rate:	[SOFR Rate plus] [●]% per year[**]	[SOFR Rate plus] [●]% per year[**]
Interest Accrual Method:	[30][Actual]/360	[30][Actual]/360
Interest Distribution Dates:	Monthly ([15th])	Monthly ([15th])
First Interest Distribution Date:	[●][●], 20[●]	[●][●], 20[●]
Commencement of Controlled Accumulation Period (subject to adjustment):	[●][●], 20[●]	[●][●], 20[●]
Denominations:	The Class A notes will be issued in minimum denominations of $[●] and in integral multiples of $[●]	[The Class B notes will be issued in minimum denominations of $[●] and in integral multiples of $[●]]
Expected Final Distribution Date:	[●][●], 20[●]	[●][●], 20[●]
Series Legal Maturity Date:	[●][●], 20[●]	[●][●], 20[●]
Benefit Plan Eligibility (investors are cautioned to consult with their counsel):	Yes, subject to important considerations described in “Certain Considerations for ERISA and Other U.S. Benefit Plans”	[Yes, subject to important considerations described in “Certain Considerations for ERISA and Other U.S. Benefit Plans”]
Debt for United States Federal Income Tax Purposes (investors are cautioned to consult with their tax counsel):	Yes, subject to important considerations described in “Federal Income Tax Consequences”	[Yes, subject to important considerations described in “Federal Income Tax Consequences”]

*	Subject to increase or decrease as discussed under “Introduction.”
**

The [Class A notes] [and the] [Class B notes] will accrue interest at a floating rate based on a benchmark, which will initially be the “SOFR Rate” plus a spread. If the sum of the SOFR Rate plus [●]% is less than 0.00% for any Interest Period, then the interest rate for the [Class A notes] [and the] [Class B notes] for such Interest Period will be deemed to be 0.00%. For a description of how interest will be calculated on the [Class A notes] [and the] [Class B notes], see “The Notes – Interest Payments.” For a description of how the benchmark may change in certain situations after the closing date, see “The Notes – Interest Payments – Effect of Benchmark Transition Event.”

v

(continued)

Prospectus Summary

This summary does not contain all the information you may need to make an informed investment decision. You should read the entire prospectus before you purchase any notes.

Risk Factors

Investment in the Series 20[●]-[●] notes involves risks, including business risks, insolvency and security interest related risks, other legal and regulatory risks, and transaction structure risks, most of which could result in accelerated, delayed or reduced payments on your notes. We have summarized these risks below and described them more fully under the heading “Risk Factors,” beginning on page [25]. You should consider these risks carefully.

Business Risks Relating to the Bank’s Credit Card Business

•	Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business.

•	The bank may change the terms and conditions of the accounts in a way that reduces collections.

•	Payment and origination patterns of receivables and brand partner operations could reduce collections.

•	Termination of certain credit card programs could lead to a reduction of receivables in the issuing entity.

•	The issuing entity’s receivables may be concentrated in a limited number of brand partner programs.

•	The bank’s ability to originate and service receivables is dependent upon its continued access to funding sources.

•

Failure to safeguard the bank’s databases and consumer privacy could affect the bank’s reputation among its clients and their customers and may expose the bank to legal claims or regulatory enforcement actions.

•	The bank is subject to risks of fraud, which could result in higher charge-off rates.

•	The bank’s credit card operations could be adversely impacted if affiliates and third-party service providers fail to fulfill their obligations.

•	Technology transformation projects are complex undertakings, which may result in unanticipated consequences that may adversely impact the bank’s credit card business.

•

Loss of data center capacity, interruption due to cyber-attacks, loss of network links or inability to utilize proprietary software of affiliates or third-party service providers could affect the bank’s ability to timely meet the needs of its clients and their customers.

•

The bank and its affiliates may not be successful in realizing the benefits associated with acquisitions, dispositions and strategic investments, and its business and reputation could be materially adversely affected.

•	Adverse developments affecting the economy and the financial services industry, may have a material adverse effect on the bank.

•	[Planned merger of Comenity Bank with and into the bank may affect origination and servicing operations and the composition of the portfolio.]

Insolvency and Security Interest Related Risks

•	The conservatorship, receivership, bankruptcy, or insolvency of the bank, BFF or other parties to the transactions could result in accelerated, delayed, or reduced payments to you.

•	The transferor and the bank may consolidate, merge or transfer obligations without your consent, which could delay or reduce payments on your notes.

•	It may be difficult to appoint a suitable successor servicer if the bank ceases to act as servicer; reliance on outsourced servicing functions could increase transition risk.

•	Some interests could have priority over the indenture trustee’s interest in the receivables, which could cause delayed or reduced payments to you.

•	The indenture trustee may not have a perfected security interest in collections commingled by the servicer with its own funds, which could cause delayed or reduced payments to you.

Other Legal and Regulatory Risks

•	A foreign person’s investment in the notes may be treated as being engaged in a U.S. trade or business.

•	Regulatory action could result in losses or delays in payment.

•	The bank, BFF and the issuing entity could be named as defendants in litigation, resulting in increased expenses and greater risk of loss on your notes.

•

Changes to consumer protection laws, regulations and regulatory agencies’ interpretations of those laws and regulations, may impede origination or collection efforts, change account holder use patterns, or reduce collections, any of which may result in acceleration of or reduction in payment on your notes.

•

Financial regulatory reforms could adversely impact the issuing entity or your notes, including by impeding origination or collection efforts, changing account holder use patterns, or reducing collections.

•	Changes to federal or state bankruptcy or debtor laws may impede collection efforts or alter timing and amount of collections, which may result in acceleration or reduction in payment of your notes.

•	EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.

Transaction Structure Risks

•	Credit card rates may decline without a corresponding change in the amounts needed to pay the notes, which could result in a delay or reduction in payments of your notes.

•	Allocations of default amounts on principal receivables or uncovered dilution could result in a reduction in payment on your notes.

•	Yield and payments on the receivables could decrease, resulting in receipt of principal payments earlier than the expected final distribution date.

•	[Subordinated notes bear losses before senior notes. If you own subordinated notes, the priority of allocations among classes of notes may result in payment on your notes being reduced or delayed.]

•

The composition of the issuing entity’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated.

•

The bank may not be able to generate new receivables when required, or BFF may not be able to designate new accounts to the issuing entity when required by the transfer agreement. This could result in an acceleration of or reduction in payments on your notes.

•	Recharacterization of principal receivables as finance charge receivables may require the addition of new receivables.

•	If representations and warranties relating to the receivables are breached, payments on your notes may be reduced.

•	Issuance of additional notes may affect your voting rights and the timing and amount of payments.

•

You may have limited or no ability to control actions under the indenture, the transfer agreement or the servicing agreement. This may result in, among other things, payment of principal being accelerated or not, potentially contrary to your benefit.

•	If an event of default occurs, your remedy options are limited and you may not receive full payment of principal and accrued interest.

[Risks Relating to the Issuance of Floating Rate Notes and the Uncertainty of SOFR

•	SOFR is relatively new and its composition and characteristics are not the same as LIBOR.

•	Any failure of SOFR to maintain market acceptance could adversely affect your notes.

•	A decrease in SOFR would reduce the rate of interest on your notes.

•	The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.

•	Risks relating to Compounded SOFR.

•	Changes to or elimination of SOFR or the determinations made by the administrator may adversely affect your notes.]

General Risk Factors

•	Social, economic and geographic factors may cause a delay in or default on payments.

•	It may not be possible to find an investor to purchase your notes.

•	You may not be able to reinvest any proceeds from an early amortization of your notes in a comparable security.

•	The market value of the notes could decrease if the ratings of the notes are lowered or withdrawn or if there is an unsolicited issuance of a lower rating.

Securities Offered

$[●] of Class A notes. [$[●] of Class B notes].

Credit enhancement for the Class A notes is provided by the issuance of $[●] of Class B notes which are subordinate to the Class A notes. See “The Notes – Subordination of Interest and Principal.”

This series has an initial stated principal amount of $[●]. However, the stated principal amount of the series may be increased or decreased. Any such increase or decrease will be reflected in the final prospectus.

[The Class B notes are not offered by this prospectus.]

In this prospectus, any references to the “Series 20[●]-[●] notes” means, collectively, the Class A notes and the Class B notes.

The Issuing Entity

Bread Financial Card Issuance Trust, a Delaware statutory trust, is the issuing entity of the notes. It was established under the laws of the State of Delaware on January 30, 2026. Its address is in care of BNY Mellon Trust of Delaware, as owner trustee, at 103 Bellevue Parkway, Wilmington, DE 19809.

We refer to the Bread Financial Card Issuance Trust as the “issuing entity.”

The issuing entity:

•	may periodically issue notes in one or more series or classes;

•	owns receivables that arise in designated credit card accounts from approved portfolios owned by Comenity Capital Bank;

•	owns payments due on those receivables; and

•	may own other property described in this prospectus.

The Series 20[●]-[●] notes are issued by, and obligations of, the issuing entity. The issuing entity expects to issue other series of notes, which may have different stated principal amounts, interest rates, interest distribution dates, expected final distribution dates, series legal maturity dates and other characteristics. See “The Notes – Issuances of New Series and Classes of Notes.”

[Only the Class A notes of the Series 20[●]-[●] notes are being offered through this prospectus. The Class B notes are not being offered by this prospectus.] Other series and classes of notes may be issued by the issuing entity in the future without the consent of, or notice to, any noteholders.

See “Annex II: Outstanding Series and Classes of Notes” for information on the other series of outstanding notes. See also “Risk Factors – Transaction Structure Risks – Issuance of additional notes may affect your voting rights and the timing and amount of payments to you.”

Sponsor

Comenity Capital Bank, a Utah industrial bank, owns credit card accounts from which receivables are sold to BFF, which receivables BFF then, subject to certain conditions, transfers to the issuing entity. See “Sources of Funds to Pay the Notes – Addition of Assets” and “Description of the Receivables Purchase Agreement.”

Comenity Capital Bank is the sponsor and, as such, organizes and initiates the asset-backed securities transactions of the issuing entity, and is also the servicer of the assets included in the issuing entity.

We refer to Comenity Capital Bank as the “bank” or, in its capacity as sponsor of the issuing entity, the “sponsor.” Unless the context otherwise requires, references to the “bank” or the “sponsor” in this prospectus include any successor of Comenity Capital Bank by merger or consolidation. In addition, references to the “bank” include any additional account owner whose accounts are designated to the issuing entity in accordance with the transfer agreement.

See “Transaction Parties – The Sponsor” for a further description of its activities and history.

Depositor and Transferor

Bread Financial Funding, LLC is the depositor and transferor to the issuing entity. It is a limited liability company formed as Comenity Capital Credit Company, LLC under the laws of the State of Delaware on June 21, 2019. On December 5, 2025, it filed a certificate of amendment to its certificate of formation with the Delaware Secretary of State and changed its name to Bread Financial Funding, LLC. It is a wholly-owned subsidiary of Comenity Capital Bank. Its address is 3095 Loyalty Circle, Columbus, Ohio 43219 and its telephone number is (614) 729-4000.

Pursuant to a receivables purchase agreement with the bank, Bread Financial Funding, LLC purchases receivables owned in designated credit card accounts from approved portfolios owned by the bank. See “Description of the Receivables Purchase Agreement.” It may then, subject to certain conditions, transfer those receivables to the issuing entity. See “Sources of Funds to Pay the Notes – Addition of Assets.”

As the transferor to the issuing entity, Bread Financial Funding, LLC holds the transferor interest in the issuing entity, which represents the interest in the issuing entity not represented by notes issued and outstanding under the issuing entity. See “Sources of Funds to Pay the Notes – Credit Risk Retention.”

We refer to Bread Financial Funding, LLC as “BFF” or the “transferor.”

See “Transaction Parties – The Depositor and Transferor” for a further description of its activities and history.

Servicer and Administrator

The bank is the servicer of the issuing entity. As servicer, the bank is responsible for servicing, managing and making collections on the receivables in the issuing entity. See “Transaction Parties – The Sponsor” and “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Collection and Other Servicing Procedures.” Certain customer service, billing and collections functions are outsourced by the servicer to Comenity Servicing LLC (“Comenity Servicing”); the bank, however, remains responsible for servicing and is responsible for the payment of any compensation due to Comenity Servicing related to such outsourced functions. See “Transaction Parties – The Sponsor” and “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Outsourcing of Servicing.”

In limited cases, the servicer may resign or be removed, and either the indenture trustee or a third party may be appointed as the new servicer. See “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Servicer Default.”

The servicer receives a servicing fee, and each series is obligated to pay a portion of that fee.

As administrator of the issuing entity, the bank also performs certain administrative functions on behalf of the issuing entity. See “Transaction Parties – The Issuing Entity.”

We refer to the bank, as the context may require, as the “servicer” or the “administrator.”

Indenture Trustee

U.S. Bank Trust Company, National Association, a national banking association, is the indenture trustee under the indenture for each series and class of notes issued by the issuing entity. Its address is 190 South La Salle Street, MKIL-SL7R, Chicago, IL 60603, Attention: Bread Financial Card Issuance Trust. Its telephone number is (800) 934-6802.

Under the terms of the indenture, the role of the indenture trustee is limited. See “The Indenture – Indenture Trustee” and “Transaction Parties – The Indenture Trustee.”

Owner Trustee

BNY Mellon Trust of Delaware, a Delaware banking corporation, is the owner trustee under the trust agreement. Its address is 103 Bellevue Parkway, Wilmington, DE 19809. Its telephone number is (302)-791-3611.

Under the terms of the trust agreement, the role of the owner trustee is limited. See “Transaction Parties – The Owner Trustee.”

Asset Representations Reviewer

FTI Consulting, Inc., a Maryland corporation, will act as the “asset representations reviewer” under the asset representations review agreement.

Under the terms of the asset representations review agreement, the role of the asset representations reviewer is limited. See “Transaction Parties – Asset Representations Reviewer.”

The Issuing Entity’s Assets

As of the date of this prospectus, the issuing entity’s primary assets are receivables arising in designated credit card accounts from approved portfolios owned by the bank and funds on deposit in the issuing entity accounts. The receivables consist of principal receivables and finance charge receivables which are in existence as of the closing date and which are created from time to time thereafter.

The issuing entity has acquired and will acquire the receivables from the transferor pursuant to the transfer agreement. The transferor has and will have acquired receivables from the bank pursuant to a receivables purchase agreement between the bank and the transferor. See “Description of the Receivables Purchase Agreement.”

The following information concerning the assets of the issuing entity is as of [●], 20[●]:

•	Total receivables in the issuing entity: $[●]

•	Principal receivables in the issuing entity: $[●]

•	Finance charge receivables in the issuing entity: $[●]

•	Number of accounts designated to the issuing entity: [●]

•	Account billing addresses: generally all 50 states, the District of Columbia and all territories of the United States.

See “Annex I: The Selected Portfolio and the Trust Portfolio” for a further description of the assets included in the issuing entity.

Addition and Removal of Assets

Additional assets may be transferred to the issuing entity as described under “Sources of Funds to Pay the Notes – Addition of Assets.” The transferor may designate additional accounts, and consequently all eligible receivables arising in such accounts, to the issuing entity at any time, so long as:

•	the accounts are eligible accounts;

•	notice is delivered to each hired nationally recognized statistical rating organization, the owner trustee, the indenture trustee and the servicer;

•

filed-stamped copies of all financing statements covering the receivables in such additional accounts and perfecting the security interest of the issuing entity therein are delivered to the owner trustee and the indenture trustee;

•	no insolvency event has occurred and such designation of additional accounts is not made in contemplation thereof;

•	a written account assignment with respect to such additional accounts is delivered to the owner trustee, the indenture trustee and the servicer;

•	a supplement to the account schedule with respect to such additional accounts is delivered on the required delivery date to the owner trustee, the indenture trustee and the servicer;

•	the addition to the issuing entity of the receivables arising in the additional accounts does not result in an adverse effect; and

•	an officer’s certificate and opinion of counsel (as specified in the transfer agreement) are delivered to the owner trustee and the indenture trustee.

Under certain limited circumstances, the transferor may be required to add additional receivables to the issuing entity if required to maintain the required transferor amount, the required pool balance, or the required seller’s interest amount.

For approved portfolios, new eligible accounts, referred to as “automatic additional accounts,” established on or after the related designation date may be included automatically and receivables in those accounts will be transferred to the issuing entity as they arise, subject to the eligibility criteria and other conditions described under “Sources of Funds to Pay the Notes – Addition of Assets,” and the transferor may suspend or terminate automatic additions prospectively upon prior notice as provided in the transfer agreement.

The transferor may also remove receivables that it transferred to the issuing entity as described under “Sources of Funds to Pay the Notes – Removal of Assets,” so long as:

•	notice is delivered to each hired nationally recognized statistical rating organization, the owner trustee, the indenture trustee and the servicer;

•

a supplement to the account schedule identifying the removed accounts is delivered to the indenture trustee, and the transferor represents and warrants that, as of the removal date, such list is true and complete in all material respects;

•	the rating agency condition is satisfied; and

•

an officer’s certificate is delivered to the owner trustee and the indenture trustee to the effect that such removal does not result in an adverse effect and no selection procedures believed to be materially adverse to, or materially beneficial to, the noteholders are used.

The transferor may designate removed accounts without being subject to the last two bullet points set forth above if the removed accounts are accounts originated or acquired under a specified agreement, co-brand credit card agreement, merchant agreement, private label credit card agreement or other program which is co-owned, operated or promoted by the bank for the benefit of a brand partner; provided, that such agreement has terminated in accordance with its terms, or the accounts are being removed due to other circumstances caused by requirements of the agreements in which the right to such removed accounts is determined by a brand partner or its designee.

The transferor may, without being subject to the bullet points set forth above, from time to time designate any account with a receivables balance of zero and on which no charges have been made for at least the preceding twelve months (an “inactive account”) as a removed account; provided, that the transferor supplement the account schedule on or before the seventh business day following the removal date for any inactive account.

In addition, if the transferor breaches certain representations and warranties relating to the eligibility of receivables included in the issuing entity, the transferor may be required to remove those receivables from the issuing entity.

Finally, on the date when any receivable in an account is charged off as uncollectible or as having been created through fraudulent or counterfeit charge, the indenture trustee and the issuing entity automatically transfer those receivables to the transferor, which then subsequently automatically transfers those receivables to the servicer for collection purposes.

The composition of the assets in the issuing entity will change over time due to changes in the composition and amount of the receivables in the issuing entity as new receivables are created, existing receivables are paid off or charged off, additional accounts and automatic additional accounts are designated to the issuing entity and accounts are removed from the issuing entity.

Noteholders will not be notified of any such changes to the composition of the assets in the issuing entity due to additions or removals of receivables or due to the designation or removal of portfolios as approved portfolios. However, monthly reports containing certain information relating to the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission. These reports will not be sent to noteholders. See “Where You Can Find More Information” for information as to how these reports may be accessed.

See “Sources of Funds to Pay the Notes – Addition of Assets” and “– Removal of Assets.”

KEY PARTIES AND OPERATING DOCUMENTS

Comenity Capital Bank
(Sponsor, Originator and Seller)
Receivables
Receivables Purchase Agreement
Servicing Agreement
Bread Financial Funding, LLC
(Transferor and Depositor)
Receivables
Transferor's Interest
Transfer Agreement
Comenity Capital Bank
(Servicer)
U.S. Bank Trust Company, National Association
(Indenture Trustee)
BNY Mellon Trust of Delaware
(Owner Trustee)
Bread Financial Card Issuance Trust
(Issuing Entity)
Indenture
Series 20[●]-[●]
Series 20[●]-[●] Indenture Supplement
Class A notes
Class B notes
Investors

Series and Classes of Notes

The issuing entity is offering notes, which are issued pursuant to the indenture and the Series 20[●]-[●] indenture supplement. The indenture and the Series 20[●]-[●] indenture supplement are among the issuing entity, the indenture trustee and the securities intermediary. The Series 20[●]-[●] notes are entitled to their allocable share of the issuing entity’s assets.

The Series 20[●]-[●] notes consist of the Class A notes and the Class B notes. A class designation determines the relative seniority for receipt of cash flows and exposure to reductions in the allocation amount. For example, the Class B notes of Series 20[●]-[●] provide credit enhancement for the Class A notes of Series 20[●]-[●]. See “The Notes – Subordination of Interest and Principal.”

The Class A notes and the Class B notes are issued on the same date. The expected final distribution date and series legal maturity date of the Class B notes is [the same as][later than] the Class A notes.

The allocation amount of the Series 20[●]-[●] notes corresponds to the portion of the assets in the issuing entity that has been pledged to secure the obligation of Series 20[●]-[●]. The remaining portion of the assets in the issuing entity not securing note obligations is referred to as the “transferor amount.”

The terms of any future series or class of notes will not be subject to your prior review or consent. We cannot assure you that the terms of any future series or class might not have an impact on the timing or amount of payments received.

Transferor Amount

The transferor amount at any time equals the pool balance minus the aggregate allocation amount of all outstanding series.

Increases or decreases in the pool balance without a corresponding increase or decrease in the allocation amount of any series will result in an increase or decrease in the transferor amount. The transferor amount generally decreases as a result of the issuance of new notes. The transferor amount generally increases if there are reductions in the allocation amount of any series, for example, due to payments of principal, deposits into the principal funding account, or charge-offs that reduce the allocation amount of a series.

The issuing entity has a minimum transferor amount requirement, referred to as the “required transferor amount.” For any date of determination, the required transferor amount equals a designated percentage, referred to as the “required transferor amount percentage,” of the amount of principal receivables included in the issuing entity as of that date. The required transferor amount percentage currently is [6.0]%, although the transferor may change that percentage at any time, subject to the conditions described in “Sources of Funds to Pay the Notes – Credit Risk Retention.” The transferor amount as a percentage of the pool balance is expected to be approximately [●]% on the closing date. The issuing entity will disclose on Form 8-K within a reasonable time after the closing date the transferor amount as a percentage of the pool balance if materially different from that disclosed in this prospectus.

If, for any monthly period, the transferor amount for such monthly period is less than the required transferor amount for such monthly period, the transferor is required to transfer additional receivables to the issuing entity as described in “Sources of Funds to Pay the Notes – Addition of Assets.”

If the transferor fails to transfer additional receivables to the issuing entity when required to do so, then an early amortization event will occur with respect to the notes after the applicable grace period. See “Sources of Funds to Pay the Notes – Transferor Amount,” “The Notes – Redemption and Early Amortization of the Notes” and “The Indenture – Early Amortization Events.”

The interest in the transferor amount initially is held by the transferor. The transferor’s interest in the transferor amount, referred to in this prospectus as the “transferor interest,” may be held either in certificated form represented by a transferor certificate or in uncertificated form. The transferor’s interest in the transferor amount may be transferred by a holder thereof in whole or in part subject to certain limitations and conditions described in the trust agreement, the transfer agreement, the indenture and the related indenture supplement. We comply with Regulation RR by having the transferor maintain a seller’s interest calculated in accordance with Regulation RR and in connection therewith the transferor may not sell or otherwise transfer any interest or assets that it is required to hold pursuant to Regulation RR unless such sale or transfer is to a wholly-owned affiliate. The transferor amount does not provide credit enhancement to any notes.

FDIC Rule Risk Retention

As part of being entitled to the treatment set forth in 12 C.F.R. § 360.6(d)(4), and in order to comply with 12 C.F.R. § 360.6(b)(5)(i) related thereto, the bank satisfies the risk retention requirements of 12 C.F.R. § 360.6(b)(5)(i) by having the transferor maintain a seller’s interest calculated in accordance with Regulation RR. See “Credit Risk Retention.”

Credit Risk Retention

In the Series 20[●]-[●] indenture supplement, the transferor (a wholly-owned affiliate of the sponsor) will covenant to maintain a seller’s interest in the issuing entity (in the form of the transferor’s interest described above) that equals not less than 5% of the aggregate unpaid principal balance of all series of notes (other than any notes that are at all times held by the bank or one or more wholly-owned affiliates of the bank) calculated in accordance with Regulation RR as of the record date related to each distribution date. For purposes of this section, a wholly-owned affiliate of the bank includes any person, other than the issuing entity, that directly or indirectly, wholly controls (i.e., owns 100% of the equity in such person), is wholly controlled by, or is wholly under common control with, the bank. As of the closing date, the seller’s interest is expected to equal $[●] which is approximately [●]% of the aggregate unpaid principal balance of all series of notes (other than any notes that are at all times held by the bank or one or more wholly-owned affiliates of the bank). The issuing entity will disclose on Form 8-K within a reasonable time after the closing date the seller’s interest percentage if materially different from that disclosed in this prospectus.

We will disclose whether the seller’s interest retained by the transferor meets the minimum requirements of Regulation RR (measured in accordance with Regulation RR) each month as part of the monthly noteholders’ statement filed as an exhibit to the issuer’s Form 10-D.

[In addition to holding the seller’s interest as described above, as of the date hereof, the transferor owns [all] [certain of] the outstanding Class B notes issued by the issuing entity.]

In no event will the indenture trustee have any responsibility to monitor compliance with Regulation RR or any other rules or regulations regarding risk retention. The indenture trustee will not be charged with knowledge of such rules, nor will it be liable to any noteholder or any other party for a violation of such rules and regulations now or hereinafter in effect.

Required Pool Balance

For any date of processing, the pool balance equals the sum of (i) the aggregate amount of principal receivables plus (ii) any amount on deposit in the excess funding account.

The issuing entity has a minimum pool balance requirement, referred to as the “required pool balance.” For any date of processing, the required pool balance is an amount equal to the sum of (i) for all series in their revolving period, the sum of the allocation amounts of those series as of such date of processing, and (ii) for all other series, the sum of the allocation amounts of those series at the end of the most recent revolving period for each of those series, excluding any series which will be paid in full on the next applicable distribution date and any series that will have an allocation amount of zero on the applicable distribution date (after giving effect to payments made on such distribution date). See “Sources of Funds to Pay the Notes – Required Pool Balance.”

If, for any monthly period, the pool balance for such monthly period is less than the required pool balance for such monthly period, the transferor is required to transfer additional receivables to the issuing entity as described in “Sources of Funds to Pay the Notes – Addition of Assets.”

If the transferor fails to transfer additional receivables to the issuing entity when required to do so, then an early amortization event will occur with respect to the notes after the applicable grace period. See “Sources of Funds to Pay the Notes – Required Pool Balance,” “The Notes – Redemption and Early Amortization of the Notes” and “The Indenture – Early Amortization Events.”

Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount

The Series 20[●]-[●] notes have a stated principal amount, an outstanding principal amount, an adjusted outstanding principal amount and an allocation amount.

•

Stated Principal Amount. The stated principal amount is the amount that is stated on the face of the notes to be payable to the holders of that note denominated in U.S. dollars. For the Class A notes, the initial stated principal amount is $[●]. For the Class B notes, the initial stated principal amount is $[●]. The initial stated principal amount of the Class A notes and the Class B notes may be increased or decreased as discussed under “Introduction,” and will increase as a result of any issuance of additional Series 20[●]-[●] notes.

•

Outstanding Principal Amount. The outstanding principal amount is the aggregate initial principal amount of a series or class of notes (other than discount notes), less principal payments made to noteholders of that series or class, plus increases due to issuances of additional notes of that series or class. The outstanding principal amount for discount notes is determined as described in “The Notes – Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount.”

•

Adjusted Outstanding Principal Amount. The adjusted outstanding principal amount of any series or class of notes is equal to the outstanding principal amount of that series or class of notes, less any funds on deposit in respect of principal in any issuing entity accounts for that series or class.

•

Allocation Amount. The initial series allocation amount is $[●] (subject to increase or decrease as discussed under “Introduction”), which is also the initial stated principal amount of the Series 20[●]-[●] notes. The series allocation amount is a U.S. dollar amount based on the initial stated principal amount after deducting:

i.	charge-offs resulting from any uncovered series default amount;

ii.	reallocated principal collections used to pay shortfalls in interest on the Class A notes or shortfalls in the servicing fee and past due amounts thereon;

iii.	the amount on deposit in the principal funding account or (without duplication) the amount deposited into the distribution account for the payment of principal of the Series 20[●]-[●] notes; and

iv.	principal payments made on the Series 20[●]-[●] notes;

and adding back series available finance charge collections and shared excess available finance charge collections allocated from other series of notes, if any, which are used to reimburse reductions in the allocation amount described in clauses i and ii above. In addition, for a series or class of discount notes, the allocation amount of that series or class will increase over time as principal accretes.

If the series allocation amount is reduced, the amount of principal collections and finance charge collections allocated to Series 20[●]-[●] will be reduced, which may result in a reduction in the amounts allocated to pay principal of and interest on the Series 20[●]-[●] notes. If the series allocation amount is less than the outstanding principal amount of the Series 20[●]-[●] notes, the principal of and interest on the Series 20[●]-[●] notes may not be paid in full.

The allocation amount of the Series 20[●]-[●] notes will be increased if additional notes of the Series 20[●]-[●] notes are issued after the initial issuance or if amounts on deposit in the Series 20[●]-[●] principal funding account are deposited into the principal funding account for another series or class of notes or paid to the holder of the transferor interest.

Upon a sale of assets in the issuing entity following (i) an event of default and acceleration of the Series 20[●]-[●] notes or (ii) the series legal maturity date, as described in “Deposit and Application of Funds – Sale of Assets,” the allocation amount of the Series 20[●]-[●] notes will be reduced to zero.

For a detailed discussion of the stated principal amount, the outstanding principal amount, the adjusted outstanding principal amount and the allocation amount, see “The Notes – Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount.”

Interest

The Class A notes will accrue interest at [an annual rate equal to [●]%] [a floating rate based on a benchmark, which initially will be the “SOFR Rate” plus [●]%].

[The Class B notes will accrue interest at an annual rate equal to [SOFR Rate plus] [●]%.]

Interest on the Series 20[●]-[●] notes will begin to accrue on the issuance date, expected to be [●][●], 20[●]. Interest on the Class A notes will be calculated on the basis of a 360-day year and [the actual number of days in the applicable Interest Period][a 30 day interest period]. [Interest on the Class B notes will be calculated on the basis of a 360-day year and [the actual number of days in the related interest period][a 30 day interest period].] Each interest period will begin on and include a distribution date and end on but exclude the next distribution date. The first interest period, however, will begin on the issuance date and will end on but exclude [●][●], 20[●], which is the first distribution date for the Series 20[●]-[●] notes.

Interest on the Class A notes for any interest distribution date will equal the product of:

•	the interest rate for the Class A notes for the related Interest Period; times

•	a fraction, the numerator of which is [the actual number of days in the applicable Interest Period][30] and the denominator of which is 360; times

•	the outstanding principal amount of the Class A notes as of the related record date.

[Interest on the Class B notes for any interest distribution date will equal the product of:

•	the interest rate for the Class B notes for the related Interest Period; times

•	a fraction, the numerator of which is [the actual number of days in the applicable Interest Period][30] and the denominator of which is 360; times

•	the outstanding principal amount of the Class B notes as of the related record date.]

[However, for the first interest distribution date, interest on the Series 20[●]-[●] notes will be $[●].] The issuing entity will make interest payments on the Series 20[●]-[●] notes on the [15th] day of each month, beginning in [●]. If the [15th] day of any month is not a business day, then interest payments for such month will be made on the following business day.

[The paying agent will obtain the SOFR Rate for the [Class A notes] [and the] [Class B notes] using the method described under “The Notes – Interest Payments.” If the administrator has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, the administrator will determine an alternative benchmark in accordance with the benchmark replacement provisions described under “The Notes – Interest Payments – Effect of Benchmark Transition Event.”

If the SOFR Rate plus [●]% is less than 0.00% for any Interest Period, then the interest rate for the [Class A notes] [and the] [Class  B notes] for such Interest Period will be deemed to be 0.00%.]

Principal

The issuing entity expects to pay the stated principal amount of the Series 20[●]-[●] notes in one payment on the [●] distribution date, which is the expected final distribution date, and is obligated to do so if sufficient funds are available for that purpose. No principal will be paid on the Class B notes until the Class A notes are paid in full. See “The Notes – Subordination of Interest and Principal.”

If the stated principal amount of the Series 20[●]-[●] notes is not paid in full on the expected final distribution date due to insufficient funds, noteholders generally will not have any remedies against the issuing entity until the [●] distribution date, which is the series legal maturity date.

If the stated principal amount of the Series 20[●]-[●] notes is not paid in full on the expected final distribution date, then an early amortization event will occur with respect to the Series 20[●]-[●] notes. As a result, the issuing entity will use series available principal collections, series available finance charge collections and other specified amounts to make monthly principal and interest payments on the Series 20[●]-[●] notes until the earliest of (i) the date on which the Series 20[●]-[●] notes are paid in full, (ii) the date on which assets in the issuing entity are sold following an event of default and acceleration of the Series 20[●]-[●] notes, and (iii) the series legal maturity date.

Principal of the Series 20[●]-[●] notes may be paid earlier than the expected final distribution date if an early amortization event, an optional redemption or an event of default and acceleration occurs with respect to the Series 20[●]-[●] notes. See “The Indenture – Early Amortization Events” and “ – Events of Default,” “The Notes – Redemption and Early Amortization of the Notes.”

Subordination; Credit Enhancement

The subordination of the Class B notes provides credit enhancement for the Class A notes. Interest payments will be made on the Class A notes before they are made on the Class B notes. Principal payments on the Class B notes will not begin until the Class A notes have been paid in full. If the series allocation amount is reduced due to charge-offs resulting from any uncovered series default amount or due to reallocated principal collections used to pay shortfalls in interest on the Class A notes or shortfalls in the series servicing fee and past due amounts thereon, the principal of and interest on the Class B notes may not be paid in full. If there is a sale of assets in the issuing entity (i) following an event of default and acceleration of the Series 20[●]-[●] notes or (ii) on the series legal maturity date as described in “Deposit and Application of Funds – Sale of Assets,” the net proceeds of that sale which are available to pay principal of and interest on the Series 20[●]-[●] notes will be paid first to the Class A notes before any remaining net proceeds will be available for payments due to the Class B notes.

Credit enhancement for the Series 20[●]-[●] notes is for the benefit of Series 20[●]-[●] only and you are not entitled to the benefits of any credit enhancement available to any other series of notes, unless specified otherwise in the indenture supplement related to such series.

Limit on Repayment

You may not receive the stated principal amount of the Series 20[●]-[●] notes if:

•

the allocation amount of your Series 20[●]-[●] notes has been reduced due to charge-offs resulting from any uncovered default amount allocated to your series or due to reallocated principal collections used to pay shortfalls in interest on senior notes or shortfalls in the servicing fee and past due amounts thereon, and those amounts have not been reimbursed from finance charge collections allocated to your series of notes; or

•

assets in the issuing entity are sold following (i) an event of default and acceleration of your Series 20[●]-[●] notes or (ii) the series legal maturity date, and the proceeds from the sale of those assets, plus any funds on deposit in the applicable issuing entity accounts allocated to your Series 20[●]-[●] notes, and any other amounts available to your Series 20[●]-[●] notes, are insufficient to provide the full repayment of your Series 20[●]-[●] notes. See “Deposit and Application of Funds – Sale of Assets.”

Redemption and Early Amortization of the Notes

The Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes will be subject to optional redemption, whereby the issuing entity or the transferor may, pursuant to the applicable provisions of the indenture, redeem the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes before the expected final distribution date in whole, but not in part, on any day on or after the day on which the outstanding principal amount of the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes is reduced to less than 10% of its highest outstanding principal amount, but in no event will such optional redemption occur if 25% or more of the initial principal amount of the Series 20[●]-[●] notes is outstanding. See “The Notes – Redemption and Early Amortization of the Notes.”

If the issuing entity is directed to redeem any series or class of notes, it will notify the registered holders at least 30 days prior to the redemption date. The redemption price of any series or class of notes will equal 100% of the outstanding principal amount, plus accrued, past due and additional interest on those notes to but excluding the date of redemption.

If the issuing entity is unable to pay the redemption price in full on the redemption date, monthly payment on that series or class of notes will thereafter be made until the earlier to occur of (i) the date on which those notes are paid in full and (ii) the applicable series legal maturity date. Any funds on deposit in the applicable issuing entity accounts allocable to those notes will be applied to make principal and interest payments on those notes on the redemption date.

If an early amortization event with respect to Series 20[●]-[●] occurs, the issuing entity will use series available principal collections, series available finance charge collections and other specified amounts allocated to Series 20[●]-[●] to make monthly principal and interest payments on the Series 20[●]-[●] notes until the earliest of (i) the date on which the Series 20[●]-[●] notes are paid in full, (ii) the date on which assets in the issuing entity are sold following an event of default and acceleration of the Series 20[●]-[●] notes, and (iii) the series legal maturity date.

An early amortization event for the Series 20[●]-[●] notes will occur if any of the following events occur:

•	the quarterly excess spread percentage is less than the required quarterly excess spread percentage for such monthly period;

•	within five business days after the day on which it is required to do so, the transferor does not transfer additional receivables to the issuing entity;

•	any servicer default occurs that would have a material adverse effect on the Series 20[●]-[●] noteholders;

•	the failure to pay the Series 20[●]-[●] notes in full on the expected final distribution date;

•	the occurrence of an event of default and acceleration of the Series 20[●]-[●] notes under the indenture;

•

the (i) failure on the part of the transferor to make any payment or deposit required to be made by it by the terms of the transfer agreement on or before the date occurring five business days after the date such payment or deposit is required to be made therein or (ii) failure of the transferor duly to observe or perform in any material respect any of its respective covenants or agreements set forth in the transfer agreement, which failure has a material adverse effect on the Series 20[●]-[●] noteholders and which continues unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, will have been given to the transferor by the indenture trustee, or to the transferor and the indenture trustee by any noteholder of the Series 20[●]-[●] notes;

•

any representation or warranty made by the transferor in the transfer agreement or any information contained in an account schedule required to be delivered by it pursuant to the transfer agreement will prove to have been incorrect in any material respect when made or when delivered, which continues to be incorrect in any material respect for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, will have been given to the transferor by the indenture trustee, or to the transferor and the indenture trustee by any noteholder of the Series 20[●]-[●] notes and as a result of which the interests of the Series 20[●]-[●] noteholders are materially and adversely affected for such period; provided, however, that an early amortization event will not be deemed to have occurred if the transferor has accepted reassignment of the related receivables, or all of such receivables, if applicable, during such period in accordance with the provisions of the transfer agreement;

•	the issuing entity becomes an “investment company” within the meaning of the Investment Company Act;

•	the bankruptcy, insolvency, conservatorship or receivership of the transferor;

•	the bankruptcy, insolvency, conservatorship or receivership of the bank; or

•	the bank is unable for any reason to transfer receivables to the transferor or the transferor becomes unable for any reason to transfer Receivables to the issuing entity.

See “The Notes – Redemption and Early Amortization of the Notes” and “The Indenture – Early Amortization Events.”

Events of Default

The Series 20[●]-[●] notes are subject to certain events of default described in “The Indenture – Events of Default.”

Events of default include the following:

•	the issuing entity’s failure, for a period of 35 days, to pay interest on the Series 20[●]-[●] notes when that interest becomes due and payable;

•	the issuing entity’s failure to pay the stated principal amount of the Series 20[●]-[●] notes on the series legal maturity date;

•

the issuing entity’s default in the performance, or breach, of any other of its covenants or warranties in the indenture for a period of 90 days after either the indenture trustee or the holders of at least 25% of the outstanding principal amount of the Series 20[●]-[●] notes has provided written notice requesting the remedy of that breach if, as a result of that default, the interests of the Series 20[●]-

[●] notes are materially and adversely affected and continue to be materially and adversely affected during that 90-day period; and

•	the occurrence of certain events of bankruptcy or insolvency of the issuing entity.

Some events of default result in an automatic acceleration of the Series 20[●]-[●] notes, and other events of default result in the right of the Series 20[●]-[●] noteholders to demand acceleration after an affirmative vote by holders of more than 66 2⁄3% of the aggregate outstanding principal amount of the Series 20[●]-[●] notes. For a description of the remedies upon an event of default, see “Deposit and Application of Funds – Sale of Assets” and “The Indenture – Events of Default Remedies.”

Under the indenture, notes held or beneficially owned by the issuing entity, the transferor or any affiliate of the issuing entity or the transferor are disregarded and not deemed to be outstanding for purposes of determining whether the holders of a requisite principal amount of the notes have consented or taken any other action, such as demanding acceleration of the notes after an event of default.

Allocations of Collections

The bank, as servicer, will receive collections on the receivables included in the issuing entity and, except as described under “Sources of Funds to Pay the Notes – Deposits in Collection Account,” will deposit (or cause to be deposited) within two business days of receipt those collections into the collection account for the issuing entity. It will keep track of those collections that are principal collections, those that are finance charge collections and those that are written off as uncollectible and referred to as the “default amount.”

On each date of processing, the servicer will allocate collections between the transferor’s interest and the noteholders’ interests and with respect to that allocated to the noteholders’ interest, will allocate such amount to the various series including Series 20[●]-[●]. See “Deposit and Application of Funds.”

Series 20[●]-[●] noteholders are entitled to receive payments of principal and interest only from their allocable share of collections of receivables and other assets included in the issuing entity. If the series allocation amount is reduced, the amount of principal collections and finance charge collections allocated to Series 20[●]-[●] will be reduced. If the series allocation amount is less than the outstanding principal amount of the Series 20[●]-[●] notes, the principal of and interest on the Series 20[●]-[●] notes may not be paid in full. See “Deposit and Application of Funds – Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections” and “The Notes – Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount.”

Revolving Period

Until principal collections are needed to be accumulated for Series 20[●]-[●], principal collections allocable to Series 20[●]-[●] will either be applied to other series which are accumulating principal or paid to the holder of the transferor interest. This period is referred to as the revolving period. The revolving period begins on the issuance date and, unless an early amortization event, optional redemption or event of default and acceleration of the Series 20[●]-[●] notes occurs, ends at the close of business on the day immediately preceding the commencement of the controlled accumulation period. The controlled accumulation period is scheduled to begin on the first business day of the [●] 20[●] monthly period, but may begin at a later date. See “The Notes – Principal Payments – Revolving Period,” “ – Controlled Accumulation Period” and “ – Postponement of Controlled Accumulation Period.”

Application of Collections

Payments of Interest, Fees and Other Items

Each month, series available finance charge collections, which are Series 20[●]-[●]’s share of total finance charge collections plus certain other amounts, will generally be applied in the following priority:

See “Deposit and Application of Funds – Payments of Interest, Fees and Other Items” for a detailed description of the application of series available finance charge collections.

Payments of Principal

Series 20[●]-[●] available principal collections will generally be applied as follows:

Series 20[●]-[●] Available Principal
During the revolving period:
During the controlled accumulation period:
During the early amortization period:
Principal funding account
First, Class A notes until paid in full
Second, Class B notes until paid in full
On the expected final payment date (or earlier if an early amortization event occurs):
Distribution account
First, Class A notes until paid in full
Second, Class B notes until paid in full
Shared excess available principal collections
Other series in shared excess available principal collections group [●]
Holder of the transferer interest
or
Excess Funding Account

•

During any of the revolving period, the controlled accumulation period or the early amortization period, principal collections allocated to the Series 20[●]-[●] notes may be reallocated, if necessary, and used to pay shortfalls in interest on the Class A notes or shortfalls in the series servicing fee and past due amounts thereon, in each case to the extent those payments have not been made from series available finance charge collections and shared excess available finance charge collections, if any, allocated from other series of notes. For any distribution date, however, these reallocated principal collections cannot exceed the Class B stated principal amount, minus any reductions of such amount due to charge-offs resulting from any uncovered series default amount and due to reallocated principal collections previously used to pay such shortfalls and which have not been reimbursed.

•

Any remaining principal collections first will be made available to other series in shared excess available principal collections group [●] and then will be paid to the holder of the transferor interest or, if necessary, deposited into the excess funding account.

See “Deposit and Application of Funds – Payments of Principal,” “ – Shared Excess Available Principal Collections,” “The Notes – Principal Payments” and “Sources of Funds to Pay the Notes – Issuing Entity Accounts” for a detailed description of the application of series available principal collections.

Fees and Expenses Payable from Collections

List of Fees paid out of Cash Flows from the Pool Assets

Fees and expenses payable from collections of finance charge receivables:	Fees and expenses payable from collections of principal receivables:

•

Servicing fee: paid to the servicer each month in an amount equal to one-twelfth of the product of (i) servicing fee percentage and (ii) the aggregate amount of the principal receivables as of the close of business on the last day of the prior monthly period.

• Servicing fee shortfall: any accrued but unpaid servicing fees paid to the servicer.

Servicer Compensation

The servicer is entitled to receive a monthly servicing fee as compensation for its servicing activities and as reimbursement for any expenses incurred by it as servicer. For each month, the servicing fee will equal one-twelfth of the product of (i) the servicing fee percentage and (ii) the aggregate amount of principal receivables as of the close of business on the last day of the prior monthly period. The portion of the servicing fee allocated to Series 20[●]-[●] will be paid from series available finance charge collections and shared excess available finance charge collections, if any, allocated from other series of notes or, if necessary, from reallocated principal collections. See “Deposit and Application of Funds – Servicer Compensation.”

Shared Excess Available Finance Charge Collections

Series 20[●]-[●] is included in shared excess available finance charge collections group [●]. As of the issuance date, after giving effect to the addition of the Series 20[●]-[●] notes, there will be [●] ([●]) outstanding series of notes included in shared excess available finance charge collections group [●].

To the extent that series available finance charge collections are available after all required deposits and payments described in “Deposit and Application of Funds – Payments of Interest, Fees and Other Items,” those excess finance charge collections will be applied to cover any shortfalls in amounts payable from finance charge collections allocated to other series of notes in shared excess available finance charge collections group [●]. In addition, the Series 20[●]-[●] notes may receive the benefit of shared excess available finance charge collections from other series of notes in shared excess available finance charge collections group [●] to the extent the finance charge collections allocated to such other series remain after making all required deposits and payments for those series.

Shared excess available finance charge collections from series in shared excess available finance charge collections group [●] will not be available for application by other series of notes that are not in shared excess available finance charge collections group [●].

While any series of notes may be included in shared excess finance charge collections group [●], there can be no assurance that additional series will be included in shared excess finance charge collections group [●] or that there will be any excess finance charge collections to be shared.

See “Deposit and Application of Funds – Shared Excess Available Finance Charge Collections” and “Sources of Funds to Pay the Notes – General.”

Shared Excess Available Principal Collections

Series 20[●]-[●] is included in shared excess available principal collections group [●]. As of the issuance date, after giving effect to the addition of the Series 20[●]-[●] notes, there will be [●] ([●]) outstanding series of notes included in shared excess available principal collections group [●].

To the extent that series available principal collections are available after all required deposits and payments described in “Deposit and Application of Funds – Payments of Principal,” those excess principal collections will be applied to cover any shortfalls in required principal deposits or payments payable from principal collections allocated to other series of notes in shared excess available principal collections group [●]. In addition, the Series 20[●]-[●] notes may receive the benefit of shared excess available principal collections from other series of notes in shared excess available principal collections group [●] to the extent the principal collections allocated to such other series remain after making all required deposits and payments for those series.

Shared excess available principal collections from series in shared excess available principal collections group [●] will not be available for application by other series of notes that are not in shared excess available principal collections group [●].

While any series of notes may be included in shared excess principal collections group [●], there can be no assurance that additional series will be included in shared excess principal collections group [●] or that there will be any excess principal collections to be shared.

See “Deposit and Application of Funds – Shared Excess Available Principal Collections” and “Sources of Funds to Pay the Notes – General.”

Issuing Entity Accounts

For a description of the issuing entity accounts established for the benefit of all series of outstanding notes, including the collection account and the excess funding account, see “Sources of Funds to Pay the Notes.”

In connection with the Series 20[●]-[●] notes, the issuing entity will establish a principal funding account, an accumulation reserve account and a distribution account. The principal funding account, the accumulation reserve account and the distribution account are solely for the benefit of the Series 20[●]-[●] noteholders.

Collections on the receivables and any other assets included in the issuing entity will be allocated among each series of notes, including Series 20[●]-[●], and the holder of the transferor interest on a daily basis. The amounts allocated to Series 20[●]-[●], plus any other amounts to be treated as finance charge collections and principal collections for Series 20[●]-[●], will then be applied if and when required to:

•	make deposits to the principal funding account;

•	make deposits to the accumulation reserve account;

•	make deposits to the distribution account; and

•	to make other required deposits or payments as described in this prospectus.

See “The Notes – Principal Payments,” “Sources of Funds to Pay the Notes – Issuing Entity Accounts,” and “Deposit and Application of Funds – Deposits to the Accumulation Reserve Account.”

Ratings

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its expected final distribution date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early amortization event, an optional redemption or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning nationally recognized statistical rating organization. A rating is based on each nationally recognized statistical rating organization’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. A rating, or a change or withdrawal of a rating, by one nationally recognized statistical rating organization will not necessarily correspond to a rating, or a change or withdrawal of a rating, from any other nationally recognized statistical rating organization.

Other nationally recognized statistical rating organizations not hired by the transferor may rate the Series 20[●]-[●] notes at any time. A rating on the Series 20[●]-[●] notes by a non-hired nationally recognized statistical rating organization could be different than the rating assigned to the Series 20[●]-[●] notes by a hired nationally recognized statistical rating organization.

See “Risk Factors – General Risk Factors – The market value of the notes could decrease if the ratings of the notes are lowered or withdrawn or if there is an unsolicited issuance of a lower rating.”

Investment Company Act

The issuing entity is not now, and immediately following the issuance of the Series 20[●]-[●] notes on the closing date will not be, an “investment company” within the meaning of the Investment Company Act. In making this determination, on the date of this prospectus and immediately following the issuance of the Series 20[●]-[●] notes on the closing date, the issuing entity will be relying on an exemption from registration set forth in Rule 3a-7 under the Investment Company Act, although the issuing entity may be entitled to rely on other statutory or regulatory exclusions and exemptions under the Investment Company Act on the date of this prospectus, on the closing date or in the future. The issuing entity has been structured so as not to constitute a “covered fund” for purposes of the regulations adopted under Section 13 of the Bank Holding Company Act of 1956, as amended, commonly referred to as the “Volcker Rule.”

Tax Status

On the closing date, Orrick, Herrington & Sutcliffe LLP, as special tax counsel to the issuing entity, will deliver an opinion, subject to the assumptions and qualifications therein and subject to important considerations described in “Federal Income Tax Consequences,” to the effect that under existing law the notes (other than notes while beneficially owned after the closing date by the issuing entity or a person treated as the same person as the issuing entity for United States federal income tax purposes) will be characterized as debt for United States federal income tax purposes, and that the issuing entity will not be classified as an association or publicly traded partnership taxable as a corporation and accordingly will not be subject to United States federal income tax. By your acceptance of a Series 20[●]-[●] note, you will agree to treat your Series 20[●]-[●] note as debt for United States federal, state and local income and franchise tax purposes. See “Federal Income Tax Consequences” for additional information concerning the application of United States federal income tax laws.

Certain Considerations for ERISA and Other U.S. Benefit Plans

Subject to important considerations described herein, “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which are subject to Title I of ERISA, “plans” described in and subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and entities deemed to hold “plan assets” by reason of an employee benefit plan’s or plan’s investment in the entity (collectively, “Benefit Plans”) may acquire the notes (other than notes beneficially owned after the closing date by the issuing entity or a person treated as the same person as the issuing entity for United States federal income tax purposes) offered pursuant to this prospectus. ERISA and Section 4975 of the Internal Revenue Code place certain restrictions on Benefit Plans and the acquisition and holding of the notes (or an interest therein) could result in a prohibited transaction under ERISA and/or Section 4975 of the Internal Revenue Code. Additionally, the notes (or an interest therein) may be acquired by governmental, non-U.S. or church plans that are not subject to Section 406 of ERISA or Section 4975 of the Internal Revenue Code but may be subject to restrictions under applicable state, local or other law that is similar to Section 406 of ERISA or Section 4975 of the Internal Revenue Code (“Similar Law”). Accordingly, by acquiring the notes (or an interest therein), each investor (and its fiduciary, if applicable) will be deemed to represent, warrant and covenant that either (i) it is not acquiring the notes (or any interest therein) with the assets of a Benefit Plan or a governmental, non-U.S. or church plan that is subject to any Similar Law; or (ii)(a) the notes are rated at least “BBB-” or its equivalent by a nationally recognized statistical rating organization at the time of purchase or transfer, and (b) the acquisition, holding and disposition of the notes will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any Similar Law. For further information regarding the application of ERISA, see “Certain Considerations for ERISA and Other U.S.  Benefit Plans.”

Registration, Clearance and Settlement

The notes offered by this prospectus will be registered in the name of The Depository Trust Company or its nominee, and purchasers of beneficial interests in those notes will not be entitled to receive physical delivery of their interests in the notes in definitive paper form except under limited circumstances. Owners of beneficial interests in the notes may elect to hold their interests through The Depository Trust Company, referred to as “DTC” in this prospectus, in the United States or through Clearstream Banking, S.A., referred to as “Clearstream Banking” in this prospectus, in Europe. Transfers will be made in accordance with the rules and operating procedures of those clearing systems.

Underwriting of Receivables

As described under “The Bank’s Credit Card Business – Underwriting Process,” the bank makes virtually all underwriting and authorization decisions using an automated system that uses internal algorithms, external credit bureau scoring data and automated proprietary scoring technology to determine an applicant’s risk. This automated system determines whether to approve or decline a customer’s request for credit based on this risk and also sets a maximum initial credit line on each approved customer’s account, in each case without any underwriter discretion. In certain cases, the bank may further manually review applications that were initially declined through the automated process, either at the applicant’s request or in connection with the bank’s internal review process. In such cases, the bank verifies relevant customer data, makes any necessary corrections to the customer data and re-evaluates such applications using the bank’s underwriting criteria. The bank applies the same underwriting criteria in both the automated process, and during any manual reviews of applications initially declined through the automated process.

The bank’s strategy and governance group performs monthly testing on applications to ensure that the automated system is processing applications as intended. A sample of the bank’s credit card applications are selected for testing each month. For the sample population, the bank’s strategy and governance group validates that all the accounts originated in such sample population during the applicable month complied with the bank’s underwriting criteria. In addition, the strategy and governance group monitors manually approved applications that have been initially declined by the automated system. During the period from [●], 20[●] through [●], 20[●], such monitoring determined that manually approved applications represented less than [●]% of new applications, which is consistent with the results of prior reviews.

The review of the transferred receivables and the disclosure performed by the transferor and the results of the review are described under “The Bank’s Credit Card Business – Underwriting Process” and “Annex I: The Selected Portfolio and the Trust Portfolio – Review of Pool Assets.”

Risk Factors

The risk factors disclosed in this section describe the principal risk factors of an investment in the notes. You should consider the following risk factors before you decide whether or not to purchase the notes.

Business Risks Relating to the Bank’s Credit Card Business

Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business.

The bank’s credit card business is largely dependent on the number and volume of credit transactions by consumers, whose spending patterns may be affected by economic, political, market, health, global and social events or conditions. Adverse macroeconomic conditions within the U.S. or internationally, including but not limited to recessions, inflation, rising interest rates, high unemployment, currency fluctuations, actual or anticipated large-scale defaults or failures, volatility in energy prices, a slowdown of global trade, tariffs (including retaliatory tariffs in response to tariffs imposed by the United States), and reduced consumer and business spending, may have a significant impact on the bank’s credit card business. Furthermore, in efforts to deal with adverse macroeconomic conditions, governments may introduce new or additional initiatives or requests to reduce permissible rates or reduce or eliminate late fees or other charges, which could result in additional financial pressures on the bank’s credit card business. See also “– Adverse developments affecting the economy and the financial services industry, may have a material adverse effect on the bank” below.

Economic growth in the United States can slow due to low productivity, declining investments, limited access to credit, shrinking labor force, labor relations, concerns about the level of U.S. government debt, inflation, interest rates, tariffs (including retaliatory tariffs in response to tariffs imposed by the United States) and monetary and/or fiscal actions, as well as economic and political conditions in the U.S. and global markets, including international trade relations. Additionally, there is uncertainty regarding the impact of changes in the U.S. presidential administration and Congress on fiscal, monetary and regulatory policy. A prolonged period of slow economic growth or a significant deterioration in economic conditions or broader consumer trends, including employment, wage growth, savings rates and consumer indebtedness, would likely affect consumer spending levels and the ability and willingness of customers to pay amounts owed on the credit card accounts, and could have a material adverse effect on the bank’s business, key credit trends, results of operations and financial condition, and could have a material adverse effect on the performance of the receivables and your notes.

In addition, political events and uncertainties (including those arising from significant shifts in policy that impact consumers, such as tariffs and other trade-related measures, taxes and immigration, among others, and the potential or threat of retaliatory international and domestic policies), international tensions or hostilities, armed conflict, war (such as the ongoing war between Ukraine and Russia, and instability in the Middle East), civil unrest, outbreaks of illnesses, pandemics, endemic diseases, or other local or global health issues, climate-related events, impacts to the power grid, extended power outages, and natural disasters have, to varying degrees, negatively impacted the bank’s operations, brand partners, service providers, consumer spending, and consumers’ ability to pay on their accounts, and such events and conditions may negatively impact the bank going forward and the timing and amount of payments to you. One or more of these events may result in changes in accountholder payment patterns and credit card usage. For example, accountholders living in areas affected by extreme weather and natural disasters may suffer financial harm, reducing their ability to make timely payments on their credit card balances.

A decline in economic, political, market, global, health and social conditions could also impact the bank’s brand partners, including department stores and specialty retailers, and their decisions could reduce the number of cards, accounts and credit lines of their customers, which could have a significant adverse impact on the bank’s credit card business. See “– Payment and origination patterns of receivables and brand partner operations could reduce collections” and “– The issuing entity’s receivables may be concentrated in a limited number of brand partner programs” below.

Finally, as certain governments, investors and other stakeholders have sought to address climate change and other environmental, social and governance topics, this has led to new regulations and expectations that may cause significant shifts in disclosure, commerce and consumption behaviors. Conversely, other stakeholders hold differing views on sustainability-related goals and initiatives. Certain state governments and activist groups, and the current Presidential Administration through a series of executive orders and other actions, have pursued measures that appear designed to discourage companies from engaging in ESG practices or adhering to certain ESG principles. These dynamic, and sometimes conflicting circumstances may result in pressure from stakeholders, unfavorable reputational impacts, including inaccurate perceptions or misrepresentation of our actual business practices, diversion of management’s attention and resources, and litigation or investigations initiated by government authorities or private actors alleging that our activities are anti-competitive, discriminatory or otherwise unlawful, among other adverse impacts. Any failure, or perceived failure, by us to adhere to our public statements, comply fully with developing interpretations of sustainability-related laws and regulations, or meet evolving and varied stakeholder expectations and standards could negatively impact the bank’s business, reputation, financial condition and operating results.

The bank may change the terms and conditions of the accounts in a way that reduces collections.

As owner of the accounts, the bank retains the right to change various account terms, including finance charges, other fees and the required monthly minimum payment. These changes may be voluntary on the part of the bank or may be required by law or market conditions. Changes in interest and fees could decrease the effective yield on the accounts and this could reduce finance charge collections and result in an early payment of principal of your notes. Changes could also cause a reduction in the credit ratings on your notes.

Payment and origination patterns of receivables and brand partner operations could reduce collections.

The bank’s ability to generate new receivables is dependent upon its ability to compete in the current industry environment and upon brand partners from which purchases may be financed on its credit cards. Accordingly, the issuing entity is, to a significant extent, dependent upon sales at or through brand partners for the generation of receivables. The retail and other industries in which the bank’s brand partners compete are intensely competitive. Generally, brand partners compete not only with other retailers, department stores and catalogue sale businesses in the geographic areas in which they operate but also with numerous other types of retail outlets, including but not limited to online and other alternative retail channels and technologies, such as the emergence of agentic commerce (in which autonomous AI agents initiate and execute transactions on behalf of users). The bank’s ability to win new brand partner relationships and retain existing brand partners is subject to competitive pressures, including from other credit card issuers, financial institutions and fintech companies that may offer more favorable economic terms, enhanced technology platforms, or more comprehensive product offerings. There can be no assurance that brand partners will continue to generate receivables at the same rate as in prior years. Also, if a brand partner were to close some or all of its stores or diminish its online presence or stop honoring the related credit cards, the loss of utility of the affected credit cards could reduce the accountholders’ incentive to pay their outstanding balances.

In addition, the United States economy is cyclical and can experience periods of slowdown. Historically, high unemployment, economic uncertainty and the lack of availability of credit during such periods contributed to a decline in demand for many consumer products, including those sold by brand partners associated with accounts in the issuing entity’s portfolio. See “– Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business” above.

Deteriorating economic conditions and increased competition, among other factors, may increase the risk that a brand partner becomes subject to a voluntary or involuntary case under any applicable federal or state bankruptcy or other similar law. The bankruptcy of one or more brand partners could lead to a significant decline in the amount of new receivables and could lead to increased delinquencies and defaults on the receivables associated with a brand partner that is subject to such a proceeding under bankruptcy or similar laws. Any of these effects of a brand partner bankruptcy could result in the commencement of an early amortization period for one or more series of notes, including your series. If an early amortization event occurs, you could receive payment of principal sooner than expected. See “The Indenture – Early Amortization Events” and “The Notes – Redemption and Early Amortization of the Notes.”

The bank’s ability to generate new receivables is also dependent upon its ability to compete in the current industry environment. Because brand partners generally accept most major credit cards, various forms of consumer installment loans and split-pay products and other forms of payment and credit, not all sales made on credit at brand partners will generate receivables that will be transferred to the issuing entity. We cannot guarantee that credit card sales under the bank’s proprietary card programs will not decline as a percentage of total credit card sales by brand partners.

The receivables transferred to the issuing entity may be paid at any time. Prepayments represent principal reductions in excess of the contractually scheduled reductions. The rate of accountholder prepayments or defaults on credit card balances may be affected by a variety of competitive, economic and social factors.

Economic factors that may affect payment patterns and credit card usage include the rate of inflation, unemployment levels, relative interest rates, changes in monetary and/or fiscal policy, energy prices, consumer wages, savings rates and debt levels (including student loans), uncertainty regarding governmental policies, budget matters and the occurrence of government shutdowns, the availability of alternative financing, cost of credit (including mortgages), and real estate values, most of which are not within the bank’s control. A decrease in interest rates could cause accountholder prepayments to increase.

Social factors that may affect payment patterns and credit card usage include consumer confidence levels and the public’s attitude about the use of credit cards and incurring debt and the consequences of personal bankruptcy. Moreover, adverse changes in economic conditions in states where accountholders are located may have an adverse effect on general economic conditions, consumer and business confidence and general market liquidity. During periods of economic recession, high unemployment, high inflation, increased mortgage foreclosure rates, uncertainty regarding governmental budget matters and the occurrence of government shutdowns and low consumer and business confidence levels, card usage generally declines and delinquency and loss rates generally increase, resulting in a decrease in the amount of finance charge and principal collections, and these changes in card usage, delinquency and loss rates and the amount of finance charge and principal collections may be material. Any such developments could have an adverse impact on the accounts designated to the issuing entity’s Portfolio. See “– Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business” above.

We cannot assure you that the creation of additional receivables in the accounts will be designated to the issuing entity or that any particular pattern of accountholder payments will occur. A significant decline in the amount of new receivables generated could result in the occurrence of an early amortization event for one or more series and the commencement of the early amortization period for each of those series. If an early amortization event occurs, you could receive payment of principal sooner than expected. In addition, changes in finance charges can alter the monthly payment rates of accountholders. A significant decrease in monthly payment rates could slow the return or accumulation of principal during an amortization period or accumulation period. See “The Notes – Principal Payments” and “The Notes – Redemption and Early Amortization of the Notes.”

Termination of certain credit card programs could lead to a reduction of receivables in the issuing entity.

The bank operates its co-brand and private label credit card programs (other than its proprietary credit card program) with various brand partners under program agreements with fixed minimum terms. The program agreements typically have contract terms ranging from approximately [five] to [ten] years and as of the date of this prospectus, remaining terms of active programs range from less than [●] [months][years] to over [●] [months][years]. Some of these program agreements provide that, upon expiration, the brand partner has either the option or the obligation to purchase the receivables generated with respect to its program, including receivables in the issuing entity. If terminations and/or purchases by brand partners were to occur with respect to brand partners whose programs generate a significant portion of the issuing entity’s portfolio, and the bank was unable to provide receivables arising under newly designated additional accounts to replace those purchased by a brand partner, an early amortization period could begin. See “The Indenture – Early Amortization Events” and “The Notes – Redemption and Early Amortization of the Notes.”

In addition, the program agreements generally permit the brand partner to discontinue the program prior to the termination date if the bank materially breaches its obligations under the program agreement. If the bank was unable to adequately perform its obligations, or a brand partner were otherwise to assert that the bank was not adequately performing, then one or more of the programs could be terminated, leading to reduction in the generation of receivables. Any such early termination may have a material adverse impact on the bank’s ability to designate new accounts to the issuing entity’s portfolio and generate new receivables. For co-brand credit card programs, changes to card benefits, rewards accrual/redemption or marketing support under program agreements may also reduce accountholder spend and the volume of receivables designated to the issuing entity’s portfolio. The terms and conditions of co-branding agreements may affect the bank’s ability to retain accountholders and maintain receivable volumes if brand partners seek modifications or if the agreements are not renewed on favorable terms.

The issuing entity’s receivables may be concentrated in a limited number of brand partner programs.

The issuing entity’s portfolio may be concentrated in receivables generated by a limited number of brand partners. As of [●], receivables generated by the [●] largest brand partner programs represented approximately [●]% of total receivables in the issuing entity. In particular, the bank’s programs with [●], [●] and [●] each account for a significant percentage of receivables in the issuing entity’s portfolio. A significant reduction in receivables generated by any of these programs, whether due to termination or non-renewal of the related program agreement, deterioration in the brand partner’s business, reduced consumer spending at the brand partner’s locations, or other factors, could have a material adverse effect on the volume and credit quality of receivables in the issuing entity and could result in the commencement of an early amortization period for one or more series of notes, including your series. The bank’s business is intensely competitive, and there can be no assurance that the bank will retain the business of all significant brand partners in the issuing entity’s portfolio going forward. See “The Indenture – Early Amortization Events” and “The Notes – Redemption and Early Amortization of the Notes.”

The bank’s ability to originate and service receivables is dependent upon its continued access to funding sources.

The bank’s ability to originate and service receivables is dependent upon its continued access to funding sources. The bank uses the securitization of its credit card receivables as a significant source of funding. If the bank was unable to regularly securitize its receivables, its ability to generate new receivables and to service receivables could be materially impaired. A number of factors affect securitization transactions, some of which are beyond the bank’s control, including:

•	conditions in the securities markets in general and the asset-backed securitization market in particular;

•	conformity in the quality of credit card receivables to hired nationally recognized statistical rating organizations’ requirements and changes in that quality or those requirements; and

•	ability to fund required overcollateralizations or credit enhancements, which are routinely utilized in order to achieve better credit ratings to lower borrowing cost.

In addition to securitization, the bank relies on other funding sources, including deposits and borrowings, to support its credit card origination activities. The bank’s ability to maintain adequate funding from these sources depends on a number of factors, including prevailing interest rates, competition for deposits, the bank’s credit ratings and financial condition, and regulatory requirements governing deposit-taking activities. A significant reduction in the bank’s access to any of its funding sources could impair the bank’s ability to originate new receivables and could adversely affect the volume and credit quality of receivables in the issuing entity.

Deteriorating economic conditions, increased competition and shifts in consumer behavior, among other factors, may lead to an increase in bankruptcies among brand partners who have entered into co-brand and private label credit card programs with the bank. The bankruptcy of one or more brand partners could lead to a decline in the amount of new receivables and could lead to increased delinquencies and defaults on the receivables associated with a brand partner that is subject to a proceeding under bankruptcy or similar laws. Any of these effects of a brand partner bankruptcy could result in the commencement of an early amortization period for one or more series of notes, including your series, particularly if such an event were to occur with respect to a brand partner relating to a large percentage of the assets of the issuing entity. See “The Indenture – Early Amortization Events” and “The Notes – Redemption and Early Amortization of the Notes.”

As a result of Basel III, which refers generally to a set of regulatory reforms adopted in the U.S. and internationally that are meant to address issues that arose in the banking sector during the 2008-2010 financial crisis, banks have become subject to more stringent capital, liquidity and leverage requirements. In response to Basel III, some of the noteholders of the issuing entity’s variable funding notes have sought and obtained the ability to delay disbursement of funding increases by up to 35 days. Although the issuing entity can request funding from other noteholders who have not delayed their funding, the issuing entity’s access to financing could be disrupted if all of the noteholders implement such delays or if the lending capacities of those who did not do so were insufficient to make up the shortfall. Furthermore, in July 2023, the U.S. federal banking regulators proposed new rules, commonly referred to as the Basel III “Endgame” or B3E, which would significantly revise the capital requirements applicable for large U.S. banking organizations with total assets of $100 billion or more. Following initial consultation, federal banking regulators reproposed rules implementing B3E in March 2026. If adopted, B3E would generally require large U.S. banking organizations to maintain higher levels of capital than under the current Basel III requirements. These higher capital requirements could cause large U.S. banking organizations to reduce their lending activities and increase the issuing entity’s borrowing costs. For example, excess spread may be affected if the issuing entity’s borrowing costs increase as a result of B3E changes to the existing capital requirements. Such cost increases may result, for example, because the noteholders are entitled to indemnification for increased costs resulting from such regulatory changes, such as increased capital requirements. The future implementation of the B3E requirements remains uncertain.

The bank intends to continue securitizations of its credit card receivables. The inability to securitize credit card receivables due to changes in the market, regulatory proposals, the unavailability of credit enhancements, or any other circumstance or event could have a material adverse effect on the bank’s business, financial condition and operating results.

Failure to safeguard the bank’s databases and consumer privacy could affect the bank’s reputation among its clients and their customers and may expose the bank to legal claims or regulatory enforcement actions.

An important feature of the bank’s credit services is the ability to develop and maintain individual consumer profiles. As part of the bank’s co-brand, private label and proprietary credit card programs, it maintains marketing databases containing information on consumers’ account transactions. Although the bank has extensive physical and cyber security procedures, the databases may be subject to unauthorized access. Information security risks for large financial institutions like the bank are high due to, in part, the constant introduction and evolution of new technologies to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others, including nation-state actors and those employing artificial intelligence or other advanced techniques. The bank or its third-party service providers have not identified cybersecurity threats that have materially affected the bank’s business, but the bank faces ongoing risks from cybersecurity threats such as loss or theft of data, ransomware or other disruptive attacks, and third-party supply chain issues. If the bank experiences a security breach, the integrity of the databases could be affected. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support the bank’s loyalty and marketing programs. The use of co-brand, private label and proprietary credit card programs could decline if any well-publicized compromise of security occurred. In addition, any unauthorized release of customer information, or any public perception that the bank released consumer information without authorization, could subject the bank to legal claims from its brand partners or consumers or regulatory enforcement actions, which may adversely affect brand partner relationships.

The bank is subject to risks of fraud, which could result in higher charge-off rates.

The bank is subject to risks of fraud, including identity theft, synthetic identity fraud, account takeover, and application fraud. If fraud levels increase, the bank may experience higher charge-off rates on the affected receivables, which could reduce collections available to make payments on your notes. In addition, increased fraud may require the bank to invest additional resources in fraud detection and prevention, which could increase operating costs and divert management’s attention from other aspects of the bank’s credit card business.

The bank’s credit card operations could be adversely impacted if affiliates and third-party service providers fail to fulfill their obligations.

The failure of affiliates or third-party service providers to deliver products and services at contracted service levels or standards or in sufficient quantities and in a timely manner could adversely affect the bank’s credit card business. If the bank’s significant affiliates or third-party service providers were unable or unwilling to fulfill or renew existing contracts on current terms, the bank might not be able to replace the related product or service at the same cost, in a timely fashion, or at all, any of which could negatively impact the bank’s profitability. In addition, if an affiliate or a third-party service provider fails to meet contractual requirements, such as compliance with applicable laws and regulations, the bank’s credit card operations could suffer harm that could have a material adverse impact on its credit card business. The bank or its third-party service providers have developed or incorporated, or may in the future develop or incorporate, artificial intelligence technology in certain business processes, services or products. The legal and regulatory environment relating to artificial intelligence is uncertain and rapidly evolving, and evolving laws and regulations could require changes in implementation of such technology and increase compliance costs and the risk of non-compliance, which could adversely affect the bank’s credit card operations and the servicing of the receivables.

Technology transformation projects are complex undertakings, which may result in unanticipated consequences that may adversely impact the bank’s credit card business.

Technology transformation projects are complex undertakings that may result in unanticipated and adverse impacts. For example, in 2022, the bank’s parent company, Bread Financial Holdings, Inc. (“Bread Financial”) completed the transition of its credit card processing services to strategic outsourcing partners. In connection with the transition, the bank experienced unanticipated issues with platform stability, which resulted in outages and interruptions in call center operations and online customer service platforms. These outages and interruptions resulted in a number of adverse impacts, including the issuance of a consent order by the FDIC to Comenity Servicing relating to certain information technology (IT) governance matters and separate agreements by each of the bank and Comenity Bank to pay civil money penalties of $1 million to the FDIC. The consent order was terminated by the FDIC on March 31, 2026. More generally, technology transformation projects may present significant risks and unanticipated impacts, including, but not limited to, operational execution errors, platform stability issues, security vulnerabilities, potential losses or corruption of data, changes in security processes, implementation delays and cost overruns, resistance from current partners and accountholders, disruption to operations and loss of customization or functionality. These and other potential challenges may adversely impact the bank’s credit card business and could adversely affect the timing and amount of payments on your notes.

Loss of data center capacity, interruption due to cyber-attacks, loss of network links or inability to utilize proprietary software of affiliates or third-party service providers could affect the bank’s ability to timely meet the needs of its clients and their customers.

The bank’s ability, and that of its third-party service providers, to protect the bank’s data centers against damage, loss or performance degradation from fire, power loss, network failure, cyber-attacks, including ransomware or denial of service attacks, and other disasters is critical. In order to provide many of its services, the bank must be able to store, retrieve, process and manage large amounts of data as well as periodically expand and upgrade its technology capabilities. Any damage to the bank’s data centers, or those of its third-party service providers, any failure of its network links that interrupts operations or any impairment of its ability to use its software or the proprietary software of affiliates or third-party service providers, including impairments due to cyber-attacks, could adversely affect the bank’s ability to meet its clients’ needs and their confidence in utilizing the bank for future services. The occurrence of any such event could adversely affect the bank’s ability to service the receivables, including accounts designated to the issuing entity’s portfolio.

The bank and its affiliates may not be successful in realizing the benefits associated with acquisitions, dispositions and strategic investments, and its business and reputation could be materially adversely affected.

The bank’s parent company, Bread Financial, has from time to time acquired businesses, divested businesses and made strategic investments in businesses, products, technologies, platforms or other ventures, and it expects to continue to evaluate potential acquisitions, dispositions, investments and other transactions in the future. There are numerous risks associated with acquisitions, dispositions and the implementation of new business opportunities, including the impact on Bread Financial’s financial condition due to the timing and results of the acquisition, disposition or new business implementation or the failure of the new, acquired or sold business to meet operating expectations.

In November 2021, Bread Financial completed the spinoff (the “LVI spinoff”) of its former LoyaltyOne segment into an independent company, Loyalty Ventures Inc. (“LVI”). Litigation and claims relating to that spinoff, and LVI’s subsequent bankruptcy, are ongoing. In Canada, LoyaltyOne, Co. (the LVI subsidiary that operated its Canadian AIR MILES business) filed suit against Bread Financial and its general counsel in the Ontario Superior Court of Justice in Canada in October 2023. The lawsuit asserts that Bread Financial’s general counsel, in his capacity as a pre-spinoff director of LoyaltyOne, Co., breached various fiduciary duties owed to LoyaltyOne, Co. in connection with the LVI spinoff and certain other transactions, and that Bread Financial assisted in and benefited from those breaches. The lawsuit seeks damages in the amount of $775 million. In the U.S., the liquidating trustee commenced certain actions against Bread Financial in February 2024. Specifically: (i) in LVI’s U.S. Chapter 11 case in the Bankruptcy Court for the Southern District of Texas, the liquidating trustee filed an adversary proceeding against Bread Financial and its general counsel alleging actual and constructive fraudulent transfers, among other claims, in connection with the LVI spinoff; and (ii) in Delaware Chancery Court, the liquidating trustee filed an action against Bread Financial, each of the members of Bread Financial’s Board of Directors at the time of the LVI spinoff, and certain members of Bread Financial’s executive management team alleging breaches of fiduciary duties (and aiding and abetting breaches of fiduciary duties) in connection with the LVI spinoff. Among other things, in each of these actions the liquidating trustee seeks damages in the amount of approximately $750 million plus interest, fees and expenses. In the Texas action, certain of the claims proceeded past a motion to dismiss, and in January 2026 our motion for partial summary judgment was denied, which Bread Financial has appealed. In connection with the LVI spinoff, Bread Financial also entered into a tax matters agreement, and LoyaltyOne, Co. is contesting Bread Financial’s entitlement to certain potential tax refunds under the tax matters agreement. While Bread Financial believes these claims are without merit and intends to defend itself vigorously, litigation outcomes are inherently uncertain, can be costly and time-consuming, and could adversely affect Bread Financial’s financial position, results of operations and financial condition, which could in turn adversely affect the financial position of the bank and its ability to service the receivables.

Adverse developments affecting the economy and the financial services industry, may have a material adverse effect on the bank.

As described above under “Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business,” various factors can negatively affect consumer spending and the retail economy, and some or all of such factors can also have an adverse effect on the financial services industry. For example, in 2023, three large regional U.S. banks were closed or went into receivership. If other banks or financial institutions enter receivership or become insolvent in the future due to factors affecting the banking system and financial markets, it could have an adverse effect on the liquidity of the U.S. financial system and, among other things, the cost, availability and accessibility of commercial financing, any of which could adversely affect the ability of the bank and its brand partners to finance their operations and the ability of the servicer to service the receivables.

More broadly, these events created elevated concern among market participants about the liquidity, default, and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for the bank to acquire financing or refinancing on acceptable terms, or at all. These or similar events may also result in potentially adverse changes to laws or regulations governing banks, including, for example, the imposition by the FDIC of higher capital, liquidity or interest rate risk requirements, or may prompt the FDIC to increase its premiums above current levels or issue special assessments. Any of these occurrences could have material adverse impacts on the bank’s liquidity and its business operations and financial condition, and could restrict the manner in which the servicer is able to conduct its activities on behalf of the issuing entity or otherwise adversely affect the bank’s ability to service the receivables.

[Planned merger of Comenity Bank into the bank may affect origination and servicing operations and the composition of the portfolio.

In December 2025, the bank filed applications with the federal and respective state regulators for approval to merge Comenity Bank with and into the bank, with the bank being the surviving entity. In July 2026, the bank received regulatory approval for the merger, which is expected to be effective on October 1, 2026. Once consummated, the merger could result in changes to origination or servicing systems, operations or personnel and could result in the addition of receivables and accounts to the portfolio, subject to eligibility and designation requirements in the transaction documents. There can be no assurance that the merger will be consummated (or completed) on the anticipated timeline, or at all, or that the integration of Comenity Bank’s operations will not result in disruptions to the servicing of receivables, which could delay or reduce payments on your notes.]

Insolvency and Security Interest Related Risks

The conservatorship, receivership, bankruptcy, or insolvency of the bank or BFF could result in accelerated, delayed, or reduced payments to you.

The bank is a Utah industrial bank, and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). If certain events were to occur involving the bank’s financial condition or the propriety of its actions, the FDIC could be appointed as conservator or receiver for the bank and, in that capacity, could exercise broad powers over the bank and its assets, obligations, and operations.

The bank transfers receivables to BFF, and BFF transfers the receivables to the issuing entity. Each transfer of receivables by the bank to BFF, and each transfer of receivables by BFF to the issuing entity, is intended to be a sale. The FDIC or other interested parties, however, could take the position that any of these transfers constitutes only the grant of a security interest under applicable law, that the bank continues to own the receivables, and that the FDIC as conservator or receiver for the bank should control the receivables.

Under the current version of the FDIC’s regulation on securitization transactions, the FDIC Rule, the FDIC has stated that if certain conditions are satisfied, then:

•

If the FDIC as conservator or receiver provides a written notice of repudiation of the transaction document pursuant to which the securitized assets were transferred, and the FDIC does not pay damages within ten business days following the effective date of the notice, the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the securitized assets and exercising self-help remedies as a secured creditor under the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of these contractual rights. The damages to be paid by the FDIC are the par value of the obligations issued in the securitization on the date of appointment of the FDIC as conservator or receiver, less any payments of principal received by the holders of the obligations through the date of repudiation, plus unpaid accrued interest through the date of repudiation in accordance with the transaction documents to the extent available from collections on the securitized assets received through the date of repudiation. Upon payment of these damages, all liens or claims on the securitized assets under the transaction documents are released.

•

If at any time after appointment of the FDIC as conservator or receiver, the FDIC is in a monetary default due to its failure to pay or apply collections from the securitized assets in accordance with the transaction documents, whether as servicer or otherwise, and remains in monetary default for ten business days after written notice, then the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the securitized assets and exercising self-help remedies as a secured creditor under the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of such contractual rights. The insolvent bank will have no further obligations under the transaction documents.

Each transfer of receivables by the bank has been intended to satisfy all of the conditions of the FDIC Rule. The conditions of the FDIC Rule are numerous and complex, however. The FDIC Rule is an untested regulation, and its interpretation remains uncertain. There is no guarantee that the FDIC will not determine that a condition of the FDIC Rule has not been satisfied. The FDIC may attempt to assert that there can be no judicial review of its determination. Even if the FDIC determines that all of the conditions of the FDIC Rule have been satisfied and the FDIC fully performs under the FDIC Rule, there may be delays in payments on the notes, the notes may not be paid in full, and the holders of the notes may suffer losses.

While the FDIC Rule provides that payments on the obligations issued in the securitization will continue to be made (to the extent that there are sufficient collections on the securitized assets) prior to repudiation or default, the indenture trustee and the holders of the notes will likely be prevented from exercising any of their other rights or remedies pending the expiration of the time periods specified in the FDIC Rule.

If the FDIC repudiates the receivables purchase agreement, it is not clear under the FDIC Rule whether the indenture trustee will be permitted by the FDIC to apply collections on the receivables that are received prior to repudiation to the payment of interest on the notes that accrues during the ten business day period referred to in the FDIC Rule. It is unlikely that the indenture trustee will be permitted by the FDIC to receive payments collected on the receivables after the repudiation. Under such circumstances, there will be losses on the notes.

As described above, under certain circumstances the FDIC Rule authorizes the indenture trustee to exercise its contractual rights under the transaction documents. The FDIC Rule requires, however, that this exercise of contractual rights not require the involvement of the FDIC (other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business). Because the Receivables are intangible property that cannot be physically possessed, it is not entirely clear which contractual rights the indenture trustee can exercise that would not require the involvement of the FDIC. It is possible that the rights that the indenture trustee can exercise without the involvement of the FDIC may not be sufficient to realize for the holders of the notes the full value of the Receivables. Under such circumstances, you could suffer a loss on your investment.

If any of the conditions of the FDIC Rule were found not to have been met, the FDIC may attempt to assert that the holders of the notes are secured creditors of the bank (that are not entitled to the benefits of the FDIC Rule). There could be delays in payments on the notes, and the noteholders and the indenture trustee may be prevented from exercising any of their rights and remedies, while these issues are being contested. If the FDIC prevails, there may be delays or reductions in payments on the notes.

Regardless of whether the conditions of the FDIC Rule were satisfied and the FDIC performed its obligations under the FDIC Rule, distributions to you could be adversely affected if the bank entered conservatorship or receivership.

The FDIC may be able to obtain a judicial stay of any action to collect payments under or otherwise enforce the transaction documents or the notes. Further, the FDIC may require that its claims process be followed before payments on the receivables are released. The delay caused by any of these actions could result in losses to you.

The FDIC, moreover, may have the power to choose whether or not the terms of the transaction documents will continue to apply. Thus, regardless of what the transaction documents provide, the FDIC could:

•

authorize the bank to assign or to stop performing some or all of its obligations under the transaction documents, including its obligations to service the receivables, to repurchase receivables, or to provide administrative services for BFF or the issuing entity;

•	prevent the appointment of a successor servicer or the appointment of a successor provider of administrative services for BFF or the issuing entity;

•

alter the terms on which the bank continues to service the receivables, to provide administrative services for BFF or the issuing entity, or to perform its other obligations under the transaction documents, including the amount or the priority of the fees paid to the bank;

•	prevent or limit the commencement of an early redemption of the notes, or instead do the opposite and require the early redemption to commence;

•	prevent or limit the early liquidation of the receivables or the termination of the issuing entity, or instead do the opposite and require those to occur; or

•	prevent or limit continued transfers of receivables, or instead do the opposite and require those to continue.

The FDIC may also be able to assign some or all of the bank’s rights and obligations under the transaction documents, including the bank’s rights and obligations as servicer or provider of administrative services, to a third party without the consent, and even over the objection, of the parties, and without complying with the requirements of the applicable documents.

The FDIC may be able to assign or repudiate only part of a transaction document, and it may not be required to assign or repudiate the entire transaction document.

If any of these events were to occur, payments to you could be accelerated, delayed, or reduced. In addition, these events could result in other parties to the transaction documents being excused from performing their obligations, which could cause further losses on your investment.

In order to comply with the requirements of the FDIC Rule, the representations and warranties of the bank as seller are set forth in a separate transaction document from the obligations of the bank as servicer. This has the effect of making it easier for the FDIC to attempt to repudiate the bank’s representations and warranties and the bank’s related buyback obligations, while at the same time assigning the servicing of the transaction to a servicer of the FDIC’s choosing without complying with the terms of the transaction documents. Should this occur, you could suffer losses on your investment.

The FDIC has asserted that certain of its determinations in receivership and conservatorship matters are not subject to judicial review, that it is not obligated to pay damages unless the bank in receivership has funds left over after paying all depositors in full, and that if it is required to pay damages, it can pay such damages with a receivership certificate rather than in cash. A receivership certificate generally entitles the holder to payment up to the amount thereof from available receivership assets, in the priority established by statute and at the time determined by the FDIC. If the FDIC were to successfully take any of these positions in connection with a receivership or conservatorship of the bank, you could suffer losses on your investment.

Distributions to you also could be adversely affected if the FDIC were to argue that any term of the transaction documents violates applicable regulatory requirements.

BFF is a subsidiary of the bank. Certain banking laws and regulations may apply not only to the bank but to its subsidiaries as well. If BFF were found to have violated any of these laws or regulations, you could suffer a loss on your investment.

In the receivership of an unrelated national bank, the FDIC successfully argued to the United States Court of Appeals for the District of Columbia Circuit that certain of its rights and powers extended to a statutory trust formed and owned by that national bank in connection with a securitization of credit card receivables. If the bank were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to BFF or the issuing entity. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the indenture trustee or the noteholders under any transaction document, losses to you could result.

In addition, no assurance can be given that the FDIC would not attempt to exercise control over the receivables or the other assets of BFF or the issuing entity on an interim or a permanent basis. If this were to occur, payments to you could be delayed or reduced.

BFF and the issuing entity have been established so as to minimize the risk that any of them would become insolvent or enter bankruptcy. Still, each of them may be eligible to file for bankruptcy, and no assurance can be given that the risk of insolvency or bankruptcy has been eliminated. If BFF or the issuing entity were to become insolvent or were to enter bankruptcy, you could suffer a loss on your investment. Risks also exist that, if BFF or the issuing entity were to enter bankruptcy, the other and its assets (including the receivables) would be treated as part of the bankruptcy estate.

You could also suffer a loss on your investment if an orderly liquidation of BFF or the issuing entity were commenced under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the FDIC were appointed as receiver.

Regardless of any decision made by the FDIC or any ruling made by a court, moreover, the mere fact that the bank, BFF, or the issuing entity has become insolvent or has become the subject of a conservatorship, receivership, or bankruptcy could have an adverse effect on the value of the receivables and on the liquidity and the value of the notes.

There also may be other possible effects of a conservatorship, receivership, bankruptcy, or insolvency of the bank, BFF, or the issuing entity that could result in losses on your investment.

The conservatorship, receivership, bankruptcy, or insolvency of other parties to the transactions could result in accelerated, delayed, or reduced payments to you.

Other parties to the transactions, such as subservicers, any eligible institutions, third-party service providers or brand partner, may have material roles. If any of these parties were to become the subject of a conservatorship, receivership, or bankruptcy or were to become insolvent, there could be losses on your investment.

The transferor and the bank may consolidate, merge or transfer obligations without your consent, which could delay or reduce payments on your notes.

The transferor and the bank may consolidate with or merge into another entity or transfer their obligations as permitted under the transaction documents, without your consent. Any such transaction could result in changes to origination or servicing systems, operations or personnel and could affect the designation of additional accounts and automatic additional accounts or the servicing of the receivables, which could delay or reduce payments on your notes. See “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Outsourcing of Servicing – Merger or Consolidation of the Transferor or the Servicer.” [See also “Risk Factors – Business Risks Relating to the Bank’s Credit Card Business – [Planned merger of Comenity Bank into the bank may affect origination and servicing operations and the composition of the portfolio.]”]

It may be difficult to appoint a suitable successor servicer if the bank ceases to act as servicer; reliance on outsourced servicing functions could increase transition risk.

If a servicer default occurs or the bank resigns or is otherwise replaced as servicer, the indenture trustee will seek to appoint a successor meeting the eligibility and capability requirements in the servicing agreement. Potential successor servicers may lack capacity to service the portfolio at the compensation level specified in the applicable indenture supplement or may be unwilling to accept appointment on those terms. If no successor has been appointed and accepted by the time the bank ceases to act, the indenture trustee will automatically become successor servicer; however, the indenture trustee may not have credit card servicing operations, and the compensation provided for in the transaction documents may be insufficient to cover its actual costs and expenses. In addition, the bank outsources certain customer service, billing and collections functions to Comenity Servicing; transitions away from that outsourced platform may be complex and disruptive. Any of these circumstances could adversely affect servicing performance and the timing and amount of payments on your notes. See “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Servicer Default” and “– Outsourcing of Servicing.”

Some interests could have priority over the indenture trustee’s interest in the receivables, which could cause delayed or reduced payments to you.

Representations and warranties are made that the indenture trustee has a perfected security interest in the receivables. If any of these representations and warranties were found not to be true, however, payments to you could be delayed or reduced.

In addition, the transaction documents permit certain tax liens to have priority over the indenture trustee’s perfected security interest in the receivables. If any of these tax liens were to arise, or if other interests in the receivables were found to have priority over those of the indenture trustee, you could suffer a loss on your investment.

Furthermore, if a conservator or receiver for the bank or a bankruptcy trustee for BFF were to argue that any of its administrative expenses relate to the receivables or the transaction documents, those expenses could be paid from collections on the receivables before the indenture trustee receives any payments, which could result in losses on your investment.

The indenture trustee may not have a perfected security interest in collections commingled by the servicer with its own funds, which could cause delayed or reduced payments to you.

Collections held by the servicer, on behalf of the issuing entity, will generally be commingled with other funds and used for its own benefit for two Business Days prior to deposit into the collection account. The indenture trustee may not have a perfected security interest in these amounts, and thus payments to you could be delayed or reduced if the servicer were to enter conservatorship or receivership, were to become insolvent or were to fail to perform its obligations under the transaction documents. See “Sources of Funds to Pay the Notes – Deposits in Collection Account.”

Other Legal and Regulatory Risks

A foreign person’s investment in the notes may be treated as being engaged in a U.S. trade or business.

The notes are expected to be treated as debt for United States federal income tax purposes. Certain activities undertaken or performed by foreign persons in the United States (including in certain circumstances through agents) could constitute engaging in a U.S. trade or business (within the meaning of Section 864 of the Internal Revenue Code), which may give rise to income that is effectively connected with the conduct of such a U.S. trade or business and is subject to federal and state net income taxation (and requires the filing of tax returns with the United States). These activities could include the lending of money, origination of loans and financing, or extension of credit. The determination of whether a person is engaged in a trade or business within the United States is based on a highly factual analysis that takes into account all facts and circumstances. There is no direct guidance provided as to which activities constitute being engaged in a U.S. trade or business and it is not certain how a court would construe the existing indirect authorities. Furthermore, the precise contours of the so-called “securities trading safe harbor” under Section 864(b)(2) of the Internal Revenue Code is similarly unclear. Therefore, prospective investors that are foreign persons should consult their own tax advisors to determine their treatment under these rules with respect to an investment in a note.

The notes may be issued with original issue discount for United States federal income tax purposes.

The notes may be issued with original issue discount for United States federal income tax purposes. A holder of an interest in a note generally will be required to accrue original issue discount on a current basis as ordinary income and pay tax accordingly, even before such holder receives cash attributable to that income and regardless of such holder’s method of tax accounting. See “Federal Income Tax Consequences — Consequences to Holders of an Interest in the Offered Notes — Interest and Original Issue Discount.”

Changes in federal tax legislation could adversely affect the business, financial condition and results of operations of the issuing entity or the bank or their affiliates.

Congress periodically considers various legislative proposals for tax reform that could result in significant changes to the federal tax rules. It is possible that one or more proposals currently being considered or future tax reform proposals could be enacted that would have an adverse impact on the business, financial condition and results of operations of the issuing entity or the bank or their affiliates, or an adverse impact on you. The timing and details of any tax reform legislation, as well as the impact it may have on the issuing entity or the bank or their affiliates, or on you, remain unclear. Holders of interests in the notes should consult their own tax advisors regarding the possible effects of these proposals on the notes.

Regulatory action could result in losses or delays in payment.

The bank is regulated, examined and supervised by the Utah Department of Financial Institutions, the FDIC and the Consumer Financial Protection Bureau (“CFPB”). See “ – Financial regulatory reforms could adversely impact the issuing entity or your notes, including by impeding origination or collection efforts, changing account holder use patterns, or reducing collections.” These regulatory authorities, as well as others, have broad powers of enforcement over the bank and its affiliates.

If any regulatory authority were to conclude that an obligation under the transaction documents constituted an unsafe or unsound practice or violated any law, regulation, written condition, or agreement applicable to the bank or BFF, that regulatory authority may have the power to order the bank or BFF to rescind the applicable transaction document, to refuse to perform the obligation, to amend the terms of the obligation, to sell or transfer assets, or to take any other action considered appropriate by that authority. In addition, the bank and BFF probably would not be liable to you for contractual damages for complying with such an order, and you likely would have no recourse against the regulatory authority. Therefore, if such an order were issued, payments to you could be accelerated, delayed, or reduced.

In one case, the Office of the Comptroller of the Currency issued a cease and desist order against a national banking association that was found to have been servicing credit card receivables on terms that were inconsistent with safe and sound banking practices. That order required the financial institution to cease performing its duties as servicer within approximately 120 days, to immediately withhold and segregate funds from collections for payment of its servicing fee (despite the priority of payments in the securitization documents and the perfected security interest of the related trust in those funds), and to increase its servicing fee percentage above that specified in the securitization documents. The bank has no reason to believe that its servicing arrangements are contrary to safe and sound banking practices or otherwise violate any law, regulation, written condition, or agreement applicable to the bank. If a regulatory authority were to conclude otherwise, however, you could suffer a loss on your investment.

The bank, BFF and the issuing entity could be named as defendants in litigation, resulting in increased expenses and greater risk of loss on your notes.

The bank is subject to the risks of litigation as a result of a number of factors and from various sources, including the highly regulated nature of the financial services industry, the focus of state and federal prosecutors on banks and the financial services industry and the structure of securitization funding programs in the credit card industry.

In the normal course of business, from time to time, the bank has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its business activities. While historically the arbitration provision in the bank’s customer agreements generally has limited the bank’s exposure to consumer class action litigation, there can be no assurance that the bank will be successful in enforcing the arbitration clause in the future. There may also be legislative, administrative or regulatory efforts to directly or indirectly prohibit the use of pre-dispute arbitration clauses.

As an assignee of credit card receivables, the issuing entity could likewise be subject to the risks of litigation challenging whether non-bank entities purchasing receivables originated by a bank may rely on federal preemption of state usury laws. In particular, the United States Court of Appeals for the Second Circuit, Madden v. Midland Funding, LLC (No. 14-2131-cv, 2015 WL 2435657), 786 F.3d 246 (2d Cir. 2015), cert. denied, 136 S.Ct. 2505 (June 27, 2016), created some level of uncertainty as to whether non-bank entities purchasing loans originated by a bank may rely on federal preemption of state usury laws, and such decision may create an increased risk of litigation by plaintiffs challenging the issuing entity’s ability to collect interest in accordance with the account terms of certain receivables. In Madden, the Second Circuit concluded that a non-bank assignee of a loan originated by a national bank is not entitled to rely on the National Bank Act’s preemption of state usury laws. The U.S. Supreme Court denied the petition for certiorari filed by Midland Funding, LLC, and the case was remanded to the district court.

Although the Madden decision specifically addressed preemption under the National Bank Act, such decision could support future challenges to federal preemption for federally-insured, state-chartered depository institutions, like the bank. There can be no assurances as to the outcome of any potential litigation, or the possible impact of the litigation on the bank or the issuing entity. However, we believe that the Second Circuit’s decision in Madden and the subsequent opinion by the district court on remand should not limit the ability of the bank to securitize its credit card receivables or the ability of the issuing entity to collect interest on the receivables in accordance with their account terms. We believe the facts presented in the Madden case are distinguishable from the sale of receivables by the bank to BFF and by BFF to the issuing entity in that the bank continues to own the credit card accounts giving rise to the transferred receivables, the bank continues to service the receivables and each of the BFF and the issuing entity is an affiliate of the bank.

In 2020, federal district courts dismissed two significant cases that had challenged the ability of securitization entities to collect interest at the rates originally contracted for by the originating bank. The plaintiffs in both cases alleged that the defendants’ acquisition, collection and enforcement of the rates and fees in the bank’s credit card agreements for the acquired receivables violated New York’s civil usury law and, that, as in Madden, the defendants, as non-bank entities, are not entitled to the benefit of federal preemption of state usury law. The courts found that application of state usury law would significantly interfere with a national bank’s right to sell and securitize loans and both cases were dismissed. See Petersen et al. v. Chase Funding, LLC et al., (No. 1:19-cv-00741) (W.D.N.Y. June 6, 2019); Cohen et al. v. Capital One Funding, LLC et al., (No. 19-03479 (E.D.N.Y. June 12, 2019), ECF No. 1. Similar litigation against other bank-affiliated special purpose entities participating in securitizations of credit card receivables, such as the issuing entity and BFF, may be possible. Any such development would subject such participants to significant expense and exposure to loss and could result in such receivables with rates of interest that exceed applicable state usury limits being subject to interest rate reductions or being deemed void or unenforceable and requiring forfeiture of principal and/or interest (paid or to be paid). If this were to occur with respect to the issuing entity or BFF, you may suffer a delay in payment or loss on your notes.

In response to the uncertainty created by Madden, the OCC and the FDIC promulgated final rules to codify the “valid-when-made” doctrine. These rules affirm that if an interest rate is permissible under federal banking law at origination, it continues to be permissible when it is subsequently sold, assigned or otherwise transferred. The OCC final rule became effective on August 3, 2020, and the FDIC final rule became effective on August 21, 2020. Several federal district courts have found these rules binding, but no federal circuit court of appeal has yet ruled on them. See California et al. v. OCC, (No. 4:20-cv-5200-JSW (N.D. Cal. Feb. 8, 2022)); California et al. v. FDIC, (No. 4:20-cv-5860-JSW) (N.D. Cal. Feb. 8, 2022). Notwithstanding the foregoing, it remains uncertain what deference courts will ultimately give to these final rules. There can be no assurance that the FDIC rule will be given effect by courts and regulators in a manner that actually mitigates usury and related risks to the issuing entity, BFF or the receivables.

Changes to consumer protection laws, regulations and regulatory agencies’ interpretations of those laws and regulations, may impede origination or collection efforts, change account holder use patterns, or reduce collections, any of which may result in acceleration of or reduction in payment on your notes.

Credit card receivables that do not comply with consumer protection laws may not be valid or enforceable under their terms against the obligors of those credit card receivables.

Federal and state consumer protection laws regulate the creation and enforcement of consumer loans, including credit card receivables. For instance, the federal Truth in Lending Act was amended by the Credit Card Accountability, Responsibility and Disclosure Act of 2009 (“CARD Act”) to impose a number of substantive restrictions on credit card pricing and practices. Among other things, the CARD Act and associated regulations impose requirements and restrictions on changes in terms on credit card accounts, regulates payment processing and how payments are allocated, restricts a card issuer’s ability to reprice credit card accounts, restricts penalty and over limit fees, imposes new disclosure requirements in connection with credit card accounts, limits the amount of late payment fees that can be charged by card issuers, and requires card issuers periodically to reevaluate rate increases and to take action to reduce rates, if appropriate.

The CARD Act and Regulation Z impact the bank’s ability to originate new accounts as well as the yield it is able to achieve on new and existing accounts. Among other things, the requirements limit pricing flexibility, limit the ability to change rates, fees and other terms (especially on outstanding balances), give consumers the right to reject many changes, restrict the effectiveness of penalty and risk-based pricing programs, result in the elimination of over limit fees, dictate how certain payments are applied (for example to higher APRs before lower APRs), and impact the time that must be allowed for payment to avoid late fees and to obtain the benefit of a grace period. In addition, significant new disclosure requirements may impact the ways in which consumers use and repay their accounts. The bank has aligned its practices to comply with the CARD Act by adjusting the rates, fees, minimum payments, and other terms on its accounts and the ways in which those accounts are underwritten, managed and processed.

The requirements of the CARD Act and any future adverse changes in federal and state consumer protection laws and regulations may make it more difficult for the bank or its affiliates to originate additional accounts or for the servicer to collect payments on the receivables, and the finance charges and other fees that the bank or its affiliates can charge on credit card account balances may be reduced. Furthermore, account holders may choose to use credit cards less as a result of economic conditions or the publicity surrounding the consumer protection laws. Each of these results, independently or collectively, may reduce the effective yield of revolving credit card accounts and could result in an early amortization event or reduced payment on your notes. See “The Notes – Redemption and Early Amortization of the Notes” and “Sources of Funds to Pay the Notes – Consumer Protection Laws.”

Congress, the states and regulatory agencies could also further regulate the credit card and consumer credit industry in ways that make it more difficult for the bank or its affiliates to originate additional accounts or for the servicer to collect payments on the receivables, that reduce the finance charges and other fees that the bank or its affiliates can charge on credit card account balances, reduce interchange fees, or that cause account holders to decrease their use of credit cards. For example, in January 2026, a bipartisan group of Senators re-introduced the Credit Card Competition Act of 2026 (“CCCA”), which would require banks with more than $100 billion in assets to provide merchants a choice of two different networks for processing transactions. However, the CCCA would mandate that at least one of the provided networks cannot be one of the two largest networks by market share with respect to the number of credit cards issued in the U.S., as determined by the Board of Governors of the Federal Reserve. Currently, those two networks are Mastercard and Visa.

Although the ultimate impact of the legislation is unclear, proponents strongly believe the CCCA would reduce the interchange fees received by banks with more than $100 billion in assets and could indirectly affect interchange economics for smaller card issuers, including the bank, through competitive pressure and market-wide repricing. At this stage, the CCCA remains an active legislative proposal and it is unclear whether the CCCA or similar legislation will be enacted. Various states may also attempt to regulate or limit interchange fees in some manner. For example, at the state level, Illinois passed a law prohibiting interchange fees on state taxes and gratuities, which would go into effect July 2026. While a U.S. District Court had preliminarily enjoined this law from applying to federally chartered banking organizations, the same court recently reversed itself and denied a request for permanent injunction with respect to key provisions of the law related to interchange fees. Plaintiffs have appealed the decision and seek to enjoin application of the interchange fee prohibition. The outcome of the litigation is uncertain. See also “ – Financial regulatory reforms could adversely impact the issuing entity or your notes, including by impeding origination or collection efforts, changing account holder use patterns, or reducing collections.”

Other examples of federal and state legislation the bank is tracking include legislation intended to place caps on the interest rates that the bank and other financial institutions are permitted to charge. For instance, in 2023, Colorado passed a law (initially scheduled to be effective July 2024) to “opt out” of the Depository Institutions Deregulation and Monetary Control Act (DIDMCA), a federal law addressing permissible rates on interstate loans made by state-chartered banks. Colorado contends that, by opting out of DIDMCA, Colorado would have the ability to impose its interest rate limits (generally capped at 21%) and fee terms (e.g., $15 late fee and 10-day grace period) on any loan made by a state-chartered bank located outside of Colorado to a resident of Colorado located in Colorado at the time of the loan. In June 2024, the U.S. District Court for the District of Colorado preliminarily enjoined Colorado from enforcing the interest rates in the Colorado Uniform Consumer Credit Code with respect to any loan made by the plaintiffs’ members to the extent the loan is not made by a lender in Colorado and the applicable interest rate in 12 U.S.C. 1831d(a) exceeds the rate that would otherwise be permitted. In November 2025, the U.S. Court of Appeals for the Tenth Circuit reversed the District Court’s preliminary injunction, concluding that “made in” encompasses loans in which either the lender or the borrower is located in Colorado, meaning that Colorado could impose interest-rate caps on loans made by out-of-state banks to Colorado borrowers. On April 2, 2026, the Tenth Circuit granted the plaintiffs’ petition for a rehearing en banc, vacating the November 2025 panel decision, reinstating the preliminary injunction, and reopening the plaintiffs’ appeal, and oral argument was held on August 18, 2026.

Legislators in other states have introduced similar legislation. There can be no assurance as to the outcome of the litigation over Colorado’s law or as to other similar pending or future legislation in other states. In addition,

President Trump and various federal legislators have also recently made public statements regarding potential efforts to place caps on credit card interest rates, and a bill was introduced in the U.S. Senate in February 2025 proposing to cap credit card interest rates at 10% for a period of five years. Most recently, in January 2026, President Trump made public statements on social media and elsewhere in support of placing a cap of 10% on credit card interest rates for a one-year period. The likelihood of any such cap being effectuated in any new executive action, legislation or regulation remains uncertain, but any such cap on interest rates could significantly limit the bank’s ability to extend credit to certain of its customers and could reduce the finance charges and other fees that the bank can charge on credit card account balances, which could have a material adverse effect on the bank’s business, results of operations and financial condition and could adversely affect the volume, credit quality and effective yield of receivables in the issuing entity.

Financial regulatory reforms could adversely impact the issuing entity or your notes, including by impeding origination or collection efforts, changing account holder use patterns, or reducing collections.

The Dodd-Frank Act provides for, among other things, enhanced regulation of derivatives and asset-backed securities, restrictions on executive compensation and enhanced oversight of nationally recognized statistical rating organizations. Additionally, the Dodd-Frank Act established the CFPB within the Federal Reserve, a consumer protection regulator tasked with regulating consumer financial services and products. The CFPB has broad rulemaking and enforcement authority over providers of credit, savings and payment services (including collection agencies) and products, examines certain non-depository institutions and insured depository institutions with total assets greater than $10 billion and their affiliates, including the bank and Comenity Bank, has authority to prevent “unfair, deceptive or abusive” acts or practices and has demonstrated a willingness to exercise that authority against credit card issuers and other financial services companies. For example, in June 2022, the CFPB noted that it was reviewing several longstanding rules, including those implementing the CARD Act, fees and practices, and trying to make it simpler to compare, switch or refinance credit cards. With the change in leadership at CFPB, the timing and extent of this review are unclear.

There is considerable uncertainty as to the operating status of federal agencies (including the CFPB) and the future policies that the current U.S. administration may pursue in areas impacting financial regulation and consumer protection. Federal consumer financial regulation is in a period of extended transition for a variety of reasons, including the issuance of executive orders impacting the operations of federal agencies (with uncertainty around the scope of their application and timing of their implementation), and reductions of personnel are occurring across federal agencies. Many of the actions of the current and prior administrations with respect to the CFPB are being challenged in court and it is too early to predict the outcome of such litigation or its long-term impact. The outlook is similarly uncertain as to pending enforcement cases. It is also uncertain how other federal and state regulators will respond to any changes at the CFPB, which may include increasing or decreasing enforcement activity.

The CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization special purpose entities. On December 13, 2021, in an action brought by the CFPB, the United States District Court for the District of Delaware denied a motion to dismiss filed by securitization trusts by holding that the trusts were “covered persons” under the Dodd-Frank Act because they engaged in the servicing of loans, even if through servicers and subservicers. CFPB v. Nat’l Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del.). On February 11, 2022, the district court certified its decision for an immediate interlocutory appeal to the United States Court of Appeals for the Third Circuit. On March 19, 2024, the Third Circuit affirmed the district court’s decision, and on August 20, 2024, the defendant trusts filed a petition for a writ of certiorari to the U.S. Supreme Court. The Supreme Court denied the petition on December 16, 2024. On January 16, 2025, the CFPB announced a settlement of the action and the CFPB and the defendant trusts filed a proposed stipulated judgment that, among other things, would require the trusts to pay $2.25 million in redress to borrowers who were harmed, but subsequently, on April 25, 2025 the CFPB and the trusts filed a joint motion to dismiss the case and, on April 28, 2025, the court dismissed the case with prejudice. There is current uncertainty as to if and to what extent the CFPB will continue any enforcement action or bring any new investigations and enforcement actions against any other trusts given current proposals to curtail any future enforcement efforts. Nonetheless, the CFPB and state attorneys general and state regulators, who have the independent authority to enforce the Dodd-Frank Act and other consumer protection laws, may seek to rely on the Third Circuit’s decision as precedent in investigating and bringing enforcement actions against other trusts and securitization special purpose entities, including the issuing entity, in the future.

Many of the provisions under the Dodd-Frank Act have been implemented and others will continue to be phased in over time and will be subject to further rulemaking at the discretion of applicable regulatory bodies; the impact of the Dodd-Frank Act will depend significantly upon the content and implementation of the rules and regulations issued thereunder. For example, in October 2024, the CFPB issued a final rule to implement Section 1033 of the Dodd-Frank Act via a consumer data rights rule. Among other provisions, the final rule required banks, credit unions, and other financial service providers to make consumers’ data available upon request and set out data privacy and protection standards for third parties. The CFPB indicated that the purpose of the rule was to make it easier for consumers to switch providers of financial products. However, the rule was challenged in litigation brought by Forcht Bank, N.A., the Kentucky Bankers Association, and the Bank Policy Institute and, on February 25, 2025, the parties jointly moved to stay the case and the rule’s compliance dates for 30 days “to allow the CFPB and the Acting Director time to consider” the rule. On March 26, 2025, the parties jointly moved to extend the stay for an additional 60 days, which the court granted the following day. On October 29, 2025, upon motion, the court lifted the stay and enjoined the CFPB from enforcing the rule. That decision was appealed to the Sixth Circuit on December 26, 2025, and on March 30, 2026, the appeal was held in abeyance pending ongoing continued rulemaking by the CFPB. The outcome of the revised rulemaking and related litigation is uncertain. The full extent to which the Dodd-Frank Act and its associated rules and regulations will impact the asset-backed securities market and credit card lending generally and the issuing entity, the bank, BFF and their affiliates and their respective businesses and assets specifically remains uncertain. No assurance can be given that new standards will not have an adverse impact on the issuing entity, the bank, BFF or their affiliates, including on the level of receivables held in the issuing entity, the servicing of those receivables, or the amount of notes issued in the future.

Changes to federal or state bankruptcy or debtor laws may impede collection efforts or alter timing and amount of collections, which may result in acceleration or reduction in payment of your notes.

If an account holder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the account holder’s obligations to repay amounts due on its revolving credit card account. As a result, the related credit card receivables arising in that credit card account would be written off as uncollectible. You could suffer a loss if no funds were available from credit enhancement or other sources and collections of finance charge receivables allocated to the notes to cover the applicable defaulted amount. See “The Notes – Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount” and “Sources of Funds to Pay the Notes – Consumer Protection Laws.”

EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.

Regulation (EU) 2017/2402 of the European Parliament and of the Council of 12 December, 2017 laying down a general framework for securitisation and creating a specific framework for simple, transparent and standardised securitisation and amending certain other European Union (“EU”) directives and regulations, as amended (the “EU Securitization Regulation”) has direct effect in member states of the EU and is applicable in non-EU states that are currently in the EEA. The EU Securitization Regulation, together with all relevant regulatory technical standards and implementing technical standards in relation thereto and, in each case, any relevant guidance and/or direction published in relation thereto by the European Banking Authority (the “EBA”), the European Securities and Markets Authority and/or the European Insurance and Occupational Pensions Authority (or, in each case, any predecessor, successor or any other applicable regulatory authority) or by the European Commission, in each case as amended, supplemented or replaced, are referred to in this prospectus as the “EU Securitization Rules.”

Article 5 of the EU Securitization Regulation places certain conditions (the “EU Investor Requirements”) on investments in a “securitisation” (as defined in the EU Securitization Regulation) by an “institutional investor,” defined by the EU Securitization Regulation to include (a) an insurance undertaking or a reinsurance undertaking, each as defined in Directive 2009/138/EC, as amended, known as Solvency II, (b) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution pursuant to that Directive, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EEA, (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended (the “UCITS Directive”), or an internally managed UCITS, which is an investment company that is authorized in accordance with the UCITS Directive and has not designated such a management company for its management, and (e) a credit institution or an investment firm, each as defined in Regulation (EU) No 575/2013, as amended (the “EU CRR”). The EU Investor Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities that are subject to the EU CRR (such affiliates, together with all such institutional investors, “EU Affected Investors”).

Pursuant to the EU Investor Requirements, prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the EU Securitization Regulation), an EU Affected Investor, other than the originator, sponsor or original lender (each as defined in the EU Securitization Regulation), must, among other things (a) verify that, where the originator or original lender is established in a third country (meaning, for these purposes, not within the EEA), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness, (b) verify that, if established in such a third country, the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses the risk retention to institutional investors, (c) verify that the originator, sponsor or securitisation special purpose entity (the “SSPE”) has, where applicable, made available the information required by Article 7 of the EU Securitization Regulation (which sets out transparency requirements for originators, sponsors and SSPEs) in accordance with the frequency and modalities provided for in such Article, and (d) carry out a due-diligence assessment which enables the EU Affected Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures, and (ii) all the structural features of the securitisation that can materially impact the performance of the securitisation position.

The EU Investor Requirements also provide that, while holding a securitisation position, an EU Affected Investor must (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitisation position and of the underlying exposures, (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures, (c) ensure internal reporting to its management body to enable adequate management of material risks, and (d) be able to demonstrate to its regulatory authorities that it has a comprehensive and thorough understanding of the securitisation position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitisation position and maintaining records of the foregoing verifications and due diligence and other relevant information.

The EU Securitization Rules may (and are in some respects expected to) change over time. Furthermore, the interpretation and application of such rules may change over time. In particular, without limitation, investors should note that a legislative procedure is underway in the EU that is expected to result in the adoption of reforms to the EU Securitization Rules which, if implemented, are expected (amongst other things) to amend certain aspects of the EU Investor Requirements. It is not currently known whether, when, or in what terms such proposed reforms will be implemented. Investors are themselves responsible for monitoring and assessing any changes to the EU Securitization Rules, and whether they could affect the regulatory position of current and/or future investors in the Series 20[●]-[●] notes.

Article 6 of the EU Securitization Regulation imposes a direct obligation on the originator, sponsor or original lender of a securitisation to retain a material net economic interest in the securitisation of not less than 5% (the “EU Risk Retention Requirements”). Certain aspects of the EU Risk Retention Requirements are further specified in Commission Delegated Regulation (EU) 2023/2175 of 7 July 2023 (the “EU Risk Retention RTS”).

The EU Securitization Regulation is silent as to the jurisdictional scope of the EU Risk Retention Requirements and, consequently, whether, for example, they impose a direct obligation upon U.S.-established entities, such as the bank. However (a) the explanatory memorandum to the original European Commission proposal for legislation that was ultimately enacted as the EU Securitization Regulation stated that “The current proposal thus imposes a direct risk retention requirement and a reporting obligation on the originator, sponsor or the original lenders … For securitisations notably in situations where the originator, sponsor nor original lender is not established in the EU the indirect approach will continue to fully apply.” and (b) the EBA, in a paper published on July 31, 2018 in relation to the draft regulatory technical standards then proposed to be made in respect of the EU Risk Retention Requirements, said: “The EBA agrees however that a ‘direct’ obligation should apply only to originators, sponsors and original lenders established in the EU as suggested by the European Commission in the explanatory memorandum.” This interpretation (the “EBA Guidance Interpretation”) is, however, non-binding and not legally enforceable.

Notwithstanding the foregoing, on the date of issuance of the Series 20[●]-[●] notes, the bank will covenant and agree, with reference to the EU Securitization Regulation as in effect and applicable on the date of issuance of the Series 20[●]-[●] notes, that it will, as “originator” for the purposes of the EU Securitization Regulation, retain, on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding, a material net economic interest in the Securitization Transaction, which is not less than 5% of the nominal value of the securitized exposures (being the Receivables), in the form of an originator’s interest as provided in paragraph (b) of Article 6(3) of the EU Securitization Regulation (as in effect on the date of issuance of the Series 20[●]-[●] notes), by holding all of the membership interests in the transferor, which in turn will retain on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding, all or part of the transferor’s interest, and to take certain other actions, all in the manner, and on the terms, summarized in “EU and UK Risk Retention Requirements” in this prospectus.

The EU Securitization Regulation defines “originator” as “an entity which: (a) itself or through related entities, directly or indirectly, was involved in the original agreement which created the obligations or potential obligations of the debtor or potential debtor giving rise to the exposures being securitised; or (b) purchases a third party’s exposure on its own account and then securitises them”. In this regard, see, for example, “Prospectus Summary - Sponsor” for information about the role of the bank with respect to the Receivables.

Article 6(1) of the EU Securitization Regulation provides that an entity shall not be considered an “originator” for purposes of that Article 6 if it has been established or operates for the sole purpose of securitizing exposures. The EU Risk Retention RTS further provides that “[a]n entity shall not be considered to have been established or to operate for the sole purpose of securitising exposures… where all of the following applies: (a) the entity has a strategy and the capacity to meet payment obligations consistent with a broader business model that involves material support from capital, assets, fees or other sources of income, by virtue of which the entity does not rely on the exposures to be securitised, on any interests retained or proposed to be retained in accordance with Article 6 of [the EU Securitization Regulation], or on any corresponding income from such exposures and interests, as its sole or predominant source of revenue; (b) the members of the management body have the necessary experience to enable the entity to pursue the established business strategy, as well as adequate corporate governance arrangements.”

On March 31, 2025, the Joint Committee of the European Supervisory Authorities published a report pursuant to Article 44 of the EU Securitization Regulation on the implementation and functioning of the EU Securitization Regulation (the “ESA Report”). The ESA Report includes guidance (the “Guidance”) on the interpretation of certain aspects of the above-mentioned provision of the EU Risk Retention RTS with respect to the relevant entity not being reliant on “the exposures to be securitised, on any interests retained or proposed to be retained in accordance with Article 6 of the [EU Securitization Regulation], or on any corresponding income from such exposures and interests” as its “predominant source of revenue” (the “Predominant Revenue Test”). In particular, the Guidance provides that in order to satisfy the Predominant Revenue Test, “the entity’s revenues should correspond to no more than 50% on the exposures to be securitised, risk retained assets or proposed to be retained in accordance with Article 6 of the [EU Securitization Regulation], or any corresponding income from such exposures and risk retained assets” and that “going forward, any new issuance should apply this interpretation, which should also be used by the supervisors when assessing whether an entity has been established or operates for the sole purpose of securitising exposures.”

Prospective investors in the Series 20[●]-[●] notes should be aware that the Guidance - both in relation to the application of the Predominant Revenue Test to a particular entity (including, in particular, how an entity’s various types of revenues should be characterized for such purpose) and its scope of application - is currently subject to considerable interpretative uncertainty and no assurance can therefore be given as to whether the bank complies or will continue to comply with the requirements of the sole purpose test on the basis of the Guidance. The ESA Report invited the European Commission “to confirm this interpretation and if needed to consider some legislative adjustments to clarify the term ‘sole purpose’ in the [EU Securitization Regulation] text as part of the European Commission’s upcoming review of the securitisation framework in the context of the Capital Markets Union”; and, as an alternative, the ESA Report suggested that, if deemed necessary, a potential revision to the EU Risk Retention RTS could be triggered with the aim of further clarifying the meaning of the term “predominant.” However, as at the date hereof, the European Commission has not formally expressed a view on the interpretation of the term “predominant”, and it is not known whether it will do so or whether, when or to what extent, amendments will be made to the EU Securitisation Regulation or the EU Risk Retention RTS with respect to the ‘sole purpose’ test or the Predominant Revenue Test.

In this regard, see, in particular, “Transaction Parties – The Sponsor” for information regarding the bank, its business and activities.

With regard to the bank’s credit granting standards, see “Prospectus Summary – Underwriting of Receivables” and “The Bank’s Credit Card Business – Underwriting Process” in this prospectus.

Pursuant to the EU Investor Requirements, prior to investing in (or otherwise holding an exposure to) a securitisation, EU Affected Investors are required to verify that the originator, sponsor or SSPE has, where applicable, made available the information set out in the Article 7 of the EU Securitization Regulation in accordance with the frequency and modalities provided for therein. Such information includes: (a) the underlying documentation that is essential for understanding the transaction, to be made available before pricing; (b) a transaction summary or overview of the main features of the securitization, to be made available before pricing; (c) reports containing information on the exposures underlying the securitization, and other prescribed information for investors, in each case with the content and in the format prescribed by the EU Securitization Rules, to be made available (simultaneously with the other) each quarter and no later than one month after the due date for the payment of interest; and (d) information on any “significant events” within the meaning of the EU Securitization Regulation, such as any material breach or material amendment of any of the documents referred to in point (a) above, or a change in the risk characteristics of the underlying exposures that can materially impact performance of the securitization, to be made available without delay.

The EU Securitization Regulation makes no express provision as to whether, and, if so, to what extent, an EU Affected Investor is required to verify compliance with the requirements of Article 7 of the EU Securitization Regulation in cases where the originator, the sponsor or the SSPE is established outside the EEA (including where, as in this transaction, all relevant parties are established in the United States). However, in a report published on October 10, 2022 (the “Commission Report”), the European Commission provided what it describes as “interpretative guidance”, to the effect that the EU Securitization Regulation should be read as making no distinction, as regards the requirement to verify compliance with such requirements, according to “whether the securitisation is issued by EU entities or by entities based in third-countries”. With reference to securitizations in which none of the originator, the sponsor or the SSPE undertakes to provide the information and reporting required by Article 7 of the EU Securitization Regulation, the European Commission stated that it “is aware that the current text of Article 5(1)(e) [of the EU Securitization Regulation], in conjunction with the rules laid down by Article 7 [of the EU Securitization Regulation] (and, in turn, in conjunction with the respective technical standard) de facto excludes EU institutional investors from investing in certain third-country securitisations”.

Each prospective investor that is an EU Affected Investor should therefore be aware that none of the bank, the transferor, the issuing entity, the underwriters, the indenture trustee, the owner trustee, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, has taken, or intends to take, any action for the purpose of (i) causing any statements or reports to be produced in a form prescribed by, or to contain any information prescribed by, Article 7 of the EU Securitization Regulation or any other applicable EU Securitization Rules or (ii) making available any other document or information prescribed by Article 7 of the EU Securitization Regulation or any other applicable EU Securitization Rules. Consequently, the Series 20[●]-[●] notes may not be a suitable investment for any person that is now or may in the future be subject to the EU Investor Requirements.

With respect to the United Kingdom (the “UK”), the framework for the regulation of securitization is set out in the Securitisation Regulations 2024 (SI 2024/102), as amended (the “SR 2024”), together with (i) the Securitisation sourcebook (the “SECN”) of the handbook of rules and guidance (the “FCA Handbook”) adopted by the UK Financial Conduct Authority (the “FCA”), (ii) the Securitisation Part of the rulebook of published policy of the Prudential Regulation Authority (the “PRA”) of the Bank of England (the “PRASR”) and (iii) relevant provisions of the Financial Services and Markets Act 2000, as amended (the “FSMA”) (collectively, the “UK Securitization Framework”). The UK Securitization Framework, together with (a) all relevant guidance, policy statements and directions relating to the application of the UK Securitization Framework published by the FCA, the PRA and/or The Pensions Regulator (or their successors), (b) any guidelines relating to the application of the EU Securitization Regulation which are applicable in the UK, and (c) any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitization Framework, in each case as amended, supplemented or replaced, are referred to in this prospectus as the “UK Securitization Rules.”

Regulations 32B to 32D (inclusive) of the SR 2024, SECN 4 and Article 5 of Chapter 2 of the PRASR, as applicable, place certain conditions (the “UK Investor Requirements”) on investments in a “securitisation” (as defined in the SR 2024) by an “institutional investor,” defined by the SR 2024 to include (a) an insurance undertaking or a reinsurance undertaking, each as defined in section 417(1) of the FSMA, (b) the trustees or managers of an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995, as amended, that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA, (c) an AIFM (as defined in regulation 4 of the Alternative Investment Fund Managers Regulations 2013 (the “AIFM Regulations”)) that has permission under the FSMA for managing an AIF (as defined in regulation 3 of the AIFM Regulations) and which markets or manages an AIF in the UK, or a small registered UK AIFM (as defined in the AIFM Regulations), (d) a management company as defined in section 237(2) of the FSMA, (e) a UCITS as defined in section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA, (f) a CRR firm as defined in Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended), and as amended (the “UK CRR”) and (g) an FCA investment firm as defined in Article 4(1)(2AB) of the UK CRR. The UK Investor Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities that are subject to the UK CRR (such affiliates, together with all such institutional investors, “UK Affected Investors”).

Pursuant to the UK Investor Requirements, prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the SR 2024), a UK Affected Investor, other than the originator, sponsor or original lender (each as defined in the SR 2024) must, among other things (a) verify that, where the originator or original lender is not established in the UK, except in specified cases, the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness, (b) verify that, if not established in the UK, the originator, sponsor or original lender retains on an ongoing basis (or, in the case of certain UK Affected Investors, continually retains) a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with SECN 5 or Article 6 of Chapter 2 and Chapter 4 of the PRASR, as applicable, and discloses the risk retention to institutional investors, (c) verify that the originator, sponsor or SSPE has made available sufficient information to enable the UK Affected Investor independently to assess the risks of holding the securitisation position, and has committed to make further information available on an ongoing basis, as appropriate, and including at least the information described in the SR 2024, the SECN or the PRASR, as applicable (as discussed in further detail below) (the “UK Transparency DD Requirement”), and (d) carry out a due-diligence assessment which enables the UK Affected Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures, and (ii) all the structural features of the securitisation that can materially impact the performance of the securitisation position.

The UK Investor Requirements also provide that, while holding a securitisation position, a UK Affected Investor must (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitisation position and of the underlying exposures, (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures, (c) ensure internal reporting to its management body (or equivalent) to enable adequate management of material risks, and (d) be able to demonstrate to the FCA, the PRA or The Pensions Regulator, as applicable, that it has a comprehensive and thorough understanding of the securitisation position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitisation position and maintaining records of the foregoing verifications and due diligence and other relevant information.

The UK Securitization Rules may (and are in some respects expected to) change over time. Furthermore, the interpretation and application of such rules may change over time. In particular, without limitation, investors should note that parallel consultations conducted by each of the FCA and PRA have recently closed and are expected to result in the adoption of reforms to the UK Securitization Rules which, if implemented, are expected (among other things) to amend certain aspects of the UK Investor Requirements. It is not currently known whether, when, or in what terms such proposed reforms will be implemented. Investors are themselves responsible for monitoring and assessing any changes to the UK Securitization Rules, and whether they could affect the regulatory position of current and/or future investors in the Series 20[●]-[●] notes.

SECN 5 and Article 6 of Chapter 2 of the PRASR, together with Chapter 4 of the PRASR, impose a direct obligation on the originator, sponsor or original lender of a securitisation to retain a material net economic interest in the securitisation of not less than 5% (the “UK Risk Retention Requirements”).

Although the UK Risk Retention Requirements apply only to originators, sponsors or original lenders which are established in the UK, on the date of issuance of the Series 20[●]-[●] notes, the bank will covenant and agree, with reference to the UK Securitization Framework as in effect and applicable on the date of issuance of the Series 20[●]-[●] notes, that it will, as “originator” for the purposes of the UK Securitization Framework, retain, continually and on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding, a material net economic interest in the Securitization Transaction, which is not less than 5% of the nominal value of the securitized exposures (being the Receivables), in the form of an originator’s interest as provided in paragraph (b) of Article 6(3) of Chapter 2 of the PRASR and paragraph 1(b) of SECN 5.2.8R (each as in effect on the date of issuance of the Series 20[●]-[●] notes), by holding all of the membership interests in the transferor, which in turn will retain, continually and on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding, all or part of the transferor’s interest, and to take certain other actions, all in the manner, and on the terms, summarized in “EU and UK Risk Retention Requirements” in this prospectus.

The SR 2024 defines “originator” as “an entity which: (a) itself or through related entities, directly or indirectly, was involved in the original agreement which created the obligations or potential obligations of the debtor or potential debtor giving rise to the exposures being securitised; or (b) purchases a third party’s exposure on its own account and then securitises them”. In this regard, see, for example, “Prospectus Summary—Sponsor” for information about the role of the bank with respect to the Receivables.

Each of SECN 5.2.5R and Article 6(1) of Chapter 2 of the PRASR provides that an entity shall not be considered an “originator” for purposes of SECN 5 or Article 6 of Chapter 2 and Chapter 4 of the PRASR, as applicable, if it has been established or operates for the sole purpose of securitizing exposures. SECN 5.3.6R further provides that “[the] following must be taken into account when assessing whether an entity has been established or operates for the sole purpose of securitising exposures as referred to in SECN 5.2.5R: (1) the entity has a business strategy and the capacity to meet payment obligations consistent with a broader business model and involving material support from capital, assets, fees or other income available to the entity, relying neither on the exposures being securitised, nor on any interests retained or proposed to be retained in accordance with SECN 5, as well as any corresponding income from such exposures and interests; and (2) the members of the management body have the necessary experience to enable the entity to pursue the established business strategy, and the entity has adequate corporate governance arrangements.” Article 2(6) of Chapter 4 of the PRASR contains a substantially similar provision, with reference to the relevant provisions of the PRASR. The ESA Report does not have a bearing on the sole purpose requirements under the UK Securitization Framework.

In this regard, see, in particular, “Transaction Parties – The Sponsor” for information regarding the bank, its business and activities.

With regard to the bank’s credit granting standards, see “Prospectus Summary – Underwriting of Receivables” and “The Bank’s Credit Card Business – Underwriting Process” in this prospectus.

Pursuant to the UK Investor Requirements, prior to investing in (or otherwise holding an exposure to) a securitisation, UK Affected Investors are required to comply with the UK Transparency DD Requirement. Each of the SR 2024, the SECN and the PRASR further provides (with minor variations) that the relevant information made available, or to be made available, by the originator, sponsor or SSPE must include at least: (a) details of the underlying exposures, to be provided on at least a quarterly basis; (b) investor reports providing periodic updates on the credit quality and performance of the underlying exposures, any relevant financial or other triggers contained in the transaction documentation, including information on events which trigger changes to the priority of payments or a substitution of any counterparty to the transaction, data on the cash flows generated by the underlying exposures and by the liabilities of the securitization and the calculation and modality of retention of a material net economic interest in the transaction by the originator, sponsor or original lender, to be provided on at least a quarterly basis; (c) all information on the legal documentation needed to understand the transaction, including detail of the legal provisions governing the structure of the transaction, any credit enhancement or liquidity support features, the cash flows and loss waterfalls, investors’ voting rights and any triggers or other events that could result in a material impact on the performance of the securitisation position, to be provided (i) for primary market investments, in draft or initial form before pricing or commitment to invest, and in final form no later than 15 days after closing of the transaction, (ii) for secondary market investments, in final form before a commitment to invest and (iii) for both primary and secondary market investments, as an updated version as soon as practicable following any material change; (d) information describing any changes or events materially affecting the transaction, including breaches of obligations under the transaction documents, to be provided as soon as practicable following the material change or event; and (e) any approved prospectus or other offering or marketing document prepared with the cooperation of the originator or sponsor, to be provided (i) for primary market investments, in draft or initial form before pricing or commitment to invest, and in final form no later than 15 days after closing of the transaction or (ii) for secondary market investments, in final form before a commitment to invest. The scope and effect of the UK Transparency DD Requirement remain uncertain.

Each prospective investor that is a UK Affected Investor should therefore be aware that none of the bank, the transferor, the issuing entity, the underwriters, the indenture trustee, the owner trustee, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, will undertake to provide any additional information, documents or reports specifically for purposes of, or in connection with, compliance by any investor with the UK Transparency DD Requirement (and, for the avoidance of doubt, no such person intends or will undertake to make available to investors the information referred to in SECN 6, SECN 11 or SECN 12 or Article 7 of Chapter 2, Chapter 5 or Chapter 6 of the PRASR). UK Affected Investors should therefore independently consider, among other things, whether the information in this prospectus or to be provided in the reports described in “The Indenture – Reports” in this prospectus or otherwise is sufficient for it to be able to satisfy the UK Transparency DD Requirement.

Except as described herein, no party to the transaction described in this prospectus will undertake, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the EU Securitization Rules or the UK Securitization Rules, or to take any action for purposes of, or in connection with, facilitating or enabling compliance by any EU Affected Investor with the EU Investor Requirements, by any UK Affected Investor with the UK Investor Requirements or by any person with any other law or regulation now or hereafter in effect in the EU, the EEA or the UK in relation to risk retention, due diligence and monitoring, credit granting standards, transparency or any other conditions with respect to investments in securitization transactions.

It remains unclear, in certain respects, what will be required for EU Affected Investors and UK Affected Investors to demonstrate compliance with certain aspects of the EU Investor Requirements or the UK Investor Requirements, respectively. Each prospective investor that is an EU Affected Investor or UK Affected Investor should independently assess and determine whether the agreement by the bank to retain the Retained Interest as described in this prospectus, the other information in this prospectus and the information to be provided in the monthly reports to noteholders or otherwise available or to be provided to noteholders are or will be sufficient for the purposes such prospective investor’s compliance with the EU Investor Requirements or the UK Investor Requirements, as applicable, and/or any corresponding national measures which may be relevant, or with any other applicable legal, regulatory or other requirements. Prospective investors that are EU Affected Investors or UK Affected Investors should be aware that the interpretation of the EU Investor Requirements and the UK Investor Requirements, respectively, remains uncertain and that supervisory authorities and relevant regulators may have different views of how the applicable requirements should be interpreted and those views are still evolving.

Prospective investors that are EU Affected Investors or UK Affected Investors should also note that this prospectus may not include all information required in order to satisfy the EU Investor Requirements or the UK Investor Requirements, as applicable, and should not rely solely on the information contained in this prospectus for such purposes.

None of the bank, the transferor, the issuing entity, the underwriters, the indenture trustee, the owner trustee, the other parties to the transaction described in this prospectus, nor any of their respective affiliates (a) makes any representation that the agreement by the bank to retain the Retained Interest as described in this prospectus, the other information in this prospectus or the information to be provided in the monthly reports to noteholders or otherwise available or to be provided to noteholders are or will be sufficient in all circumstances for purposes of any person’s compliance with the EU Investor Requirements or the UK Investor Requirements, as applicable, and/or any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements, or that the structure of the Series 20[●]-[●] notes, the bank (including its holding of the Retained Interest) or the transactions described herein are otherwise compliant with the EU Securitization Rules or the UK Securitization Rules or any other applicable legal, regulatory or other requirements; (b) shall have any liability to any person with respect to any deficiency in such agreement or any such information, or with respect to any person’s failure or inability to comply with any of the EU Investor Requirements or the UK Investor Requirements, as applicable, and/or any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements (other than, in each case, any liability arising under a transaction document as a result of a breach by such person of that transaction document); or (c) shall have any obligation or provide any representation with respect to the EU Securitization Rules or the UK Securitization Rules (other than, in each case, the specific obligations undertaken and/or representations made by the bank in that regard under the transaction documents).

Any failure by an EU Affected Investor to comply with the EU Investor Requirements or by a UK Affected Investor to comply with the UK Investor Requirements, in either case with respect to an investment in the Series 20[●]-[●] notes, may result in regulatory sanctions and/or remedial measures being imposed or taken by such investor’s relevant regulatory authority, including, in the case of an EU Affected Investor or a UK Affected Investor that is subject to regulatory capital requirements, the imposition of a punitive capital charge on the Series 20[●]-[●] notes acquired by such investor.

The EU Securitization Rules and the UK Securitization Rules and any changes to the regulation or regulatory treatment of the Series 20[●]-[●] notes for some or all investors may negatively impact the regulatory position of noteholders, prospective investors and/or investment managers and have an adverse impact on the value and liquidity of the Series 20[●]-[●] notes. Prospective investors should analyze their own legal and regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of and compliance with the EU Investor Requirements, the UK Investor Requirements and other applicable regulations and the suitability of the Series 20[●]-[●] notes for investment.

Transaction Structure Risks

Credit card rates may decline without a corresponding change in the amounts needed to pay the notes, which could result in a delay or reduction in payments of your notes.

Some accounts may have finance charges set at a variable rate based on a designated index (for example, the prime rate). A series or class of notes may bear interest either at a fixed rate or at a floating rate based on a different index. If the rate charged on the account declines, whether due to changes in variable rates, legislative or regulatory limits on finance charges or otherwise, collections of finance charge receivables may be reduced without a corresponding reduction in the amounts payable as interest on the notes and other amounts paid from collections of finance charge receivables. This could result in delayed or reduced principal and interest payments to you.

Allocations of default amounts on principal receivables or uncovered dilution could result in a reduction in payment on your notes.

The bank, as servicer, or any other servicer of assets or receivables related to or included in the issuing entity, will write off the receivables arising in accounts in the issuing entity’s portfolio if those receivables become uncollectible. Your notes will be allocated a portion of these default amounts on receivables included in the issuing entity. You may not receive full repayment of your notes and full payment of interest due if the allocation amount of your notes has been reduced due to charge-offs resulting from any uncovered default amount allocated to your notes, and those amounts have not been reimbursed from subsequently received finance charge collections and shared excess available finance charge collections, if any, allocated from other series of notes. For a discussion of the calculation of the allocation amount for a series of notes, see “The Notes – Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount.” Separately, reductions in receivables due to returns of merchandise, billing disputes or other non-cash adjustments, called dilution, are normally absorbed by the transferor amount. However, if the transferor amount is insufficient to absorb dilution and the transferor does not deposit funds into the excess funding account, uncovered dilution could effectively reduce the pool of receivables supporting your notes, which could also result in reduced payments to you.

Yield and payments on the receivables could decrease, resulting in receipt of principal payments earlier than the expected final distribution date.

There is no assurance that the stated principal amount of your notes will be paid on the expected final distribution date. A significant decrease for any reason in the amount of receivables included in the issuing entity could result in an early amortization event and in early payment of your notes, as well as decreased protection to you against defaults on the assets in the issuing entity. In addition, the effective yield on the receivables included in the issuing entity could decrease due to, among other things, an increase in the level of delinquencies. This could reduce the amount of available finance charge collections allocated to your series.

[Subordinated notes bear losses before senior notes. If you own subordinated notes, the priority of allocations among classes of notes may result in payment on your notes being reduced or delayed.]

[Notes may be subordinated in right of payment of principal of and interest on senior notes.

Available finance charge collections allocated to a series and shared excess available finance charge collections, if any, allocated from other series of notes are first used to pay interest due on senior notes and then to pay interest due on subordinated notes. If the available finance charge collections and shared excess available finance charge collections are not sufficient to pay such amounts for all classes of notes of a series, the notes of a series may not receive full payment of interest if, in the case of the senior notes, reallocated principal collections are insufficient to cover the shortfall.

The allocation amount of a series will be reduced due to charge-offs resulting from any uncovered default amount allocated to that series. In addition, principal collections allocated to a series may be reallocated to pay shortfalls in interest on the senior notes of that series or shortfalls in the servicing fee allocated to that series and past due amounts thereon to the extent that available finance charge collections allocated to that series and shared excess available finance charge collections, if any, allocated from other series of notes are not sufficient to make such payments. Such reallocated principal collections also will reduce the allocation amount of a series. If these reductions in the allocation amount of a series are not reimbursed from subsequent available finance charge collections allocated to such series and shared excess available finance charge collections, if any, allocated from other series of notes, the stated principal amount of the subordinated notes may not be paid in full. See “The Notes – Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount – Allocation Amount.”

If there is a sale of assets in the issuing entity following (i) an event of default and acceleration of a series or class of notes or (ii) the legal maturity date of a series or class of notes, as described in “Deposit and Application of Funds – Sale of Assets,” the net proceeds of the sale allocable to a series or class of notes will be used first to pay all amounts due to the senior noteholders and then to pay all amounts due to the subordinated noteholders. This could cause a loss to noteholders if the amount available is not enough to pay the notes in full.]

The composition of the issuing entity’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated.

The composition and amount of receivables in the issuing entity will change over time. Changes will occur as new receivables are created, existing receivables are paid off or charged off, additional accounts and automatic additional accounts are designated to have their receivables included in the issuing entity, removed accounts are designated to have their receivables removed from the issuing entity and changes to the approved portfolios occur, including the designation or removal of portfolios as approved portfolios. In addition, for approved portfolios, new eligible accounts are included in the issuing entity’s portfolio automatically as they are established, and receivables in those accounts are transferred to the issuing entity (through the transferor) as they arise. The bank may also choose, or may be required, to sell additional assets to the transferor for transfer to the issuing entity in order to maintain required transferor amount and pool balance levels.

New assets included in the issuing entity, whether through designation, automatic inclusion or required additions, may have characteristics, terms and conditions that are different from those of the receivables initially included in the issuing entity, including different APRs, promotional balances, fee structures, underwriting criteria and payment terms. Accounts included automatically from approved portfolios are typically newer and may initially exhibit lower delinquencies and charge-offs and higher payment rates, with expected increases as they season. We cannot guarantee the credit quality of any receivables in the issuing entity and we cannot guarantee that new receivables will be of the same credit quality as the receivables arising in the initial accounts. If the credit quality of the assets included in the issuing entity were to deteriorate, or if changes in composition were to alter portfolio yield, payment rates or loss timing in ways that reduce finance charge collections or accelerate principal collections, your receipt of principal and interest payments may be reduced, delayed or accelerated. See “Sources of Funds to Pay the Notes — Addition of Assets.” For a description of recent account additions and removals, see “Annex I: The Selected Portfolio and the Trust Portfolio — General.”

New assets included in the issuing entity may have characteristics, terms and conditions that are different from those of the receivables initially included in the issuing entity and may be of different credit quality due to differences in underwriting criteria and payment terms. If the credit quality of the assets included in the issuing entity were to deteriorate, your receipt of principal and interest payments may be reduced, delayed or accelerated. See “Sources of Funds to Pay the Notes – Addition of Assets.” For a description of recent account additions and removals, see “Annex I: The Selected Portfolio and the Trust Portfolio – General.”

The bank may not be able to generate new receivables when required, or BFF may not be able to designate new accounts to the issuing entity when required by the transfer agreement. This could result in an acceleration of or reduction in payments on your notes.

The issuing entity’s ability to make payments on the notes will be impaired if sufficient new receivables are not generated by the bank. We do not guarantee that new receivables will be created, that any receivables will be added to the issuing entity or that receivables will be repaid at a particular time or with a particular pattern.

If the transferor amount falls below the required transferor amount or the pool balance falls below its required pool balance, the transferor is required to transfer additional receivables to the issuing entity. There is no guarantee that the bank, BFF or any of their affiliates would be able to add enough receivables to the issuing entity to satisfy these requirements. This could result in an early amortization event with respect to the notes and an acceleration of or reduction in payments on the notes. See “Sources of Funds to Pay the Notes – Credit Risk Retention,” “ – Required Pool Balance,” and “ – Addition of Assets.”

Recharacterization of principal receivables as finance charge receivables may require the addition of new receivables.

As described under “Sources of Funds to Pay the Notes – Discount Option,” we may designate a portion of some or all principal receivables to be treated as finance charge receivables. This designation should decrease the likelihood of an early amortization event occurring as a result of reduction of the average net portfolio yield for a given period.

However, this designation will also reduce the aggregate amount of principal receivables, which may increase the likelihood that we will be required to add receivables to the issuing entity. If we were unable to add receivables, one or more series of notes, including your series, could go into early amortization.

If representations and warranties relating to the receivables are breached, payments on your notes may be reduced.

The transferor makes representations and warranties relating to the validity and enforceability of the receivables arising under the designated accounts in the issuing entity’s portfolio, and as to the perfection and priority of the issuing entity’s security interests in those receivables. In the receivables purchase agreement, the bank makes similar representations and warranties regarding the receivables that are transferred by the bank to BFF. However, the indenture trustee does not examine the receivables or the related assets for the purpose of determining the presence of defects, compliance with the representations and warranties or for any other purpose.

If a representation or warranty relating to the receivables in the issuing entity is violated, the related obligors may have defenses to payment or offset rights, or creditors of the transferor may claim rights to the issuing entity’s assets. If a representation or warranty is violated, the transferor may have an opportunity to cure the violation. If it is unable to cure the violation, subject to certain conditions described under “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets,” the transferor must accept reassignment of each receivable affected by the violation. These reassignments are the only remedy for breaches of representations and warranties, even if your damages exceed your share of the reassignment amount. See “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets.” Any such reassignment may result in the transferor amount falling below the required transferor amount or the pool balance falling below the required pool balance. In either case, the transferor would be required to add additional receivables to the issuing entity. There is no guarantee that the bank, the transferor or any of their affiliates would be able to add enough receivables to the issuing entity. This could result in an early amortization event with respect to the notes and an acceleration of or reduction in payments on those notes.

Issuance of additional notes may affect your voting rights and the timing and amount of payments to you.

The issuing entity expects to issue notes from time to time. The issuing entity may also “reopen” or later issue additional notes in any series or class of notes. New notes may be issued without notice to existing noteholders, and without your or their consent, and may have different terms from outstanding notes, including different early amortization events or events of default. In addition, the early amortization events and events of default for other series of notes may be subject to grace periods or rights to cure that are different than the grace periods or rights to cure applicable to the same or similar early amortization events or events of default for your series. As a result, other series of notes may enter into early amortization periods prior to the payment of principal on your series of notes. This could reduce the amount of principal collections available to your series at the time principal collections begin to be accumulated or paid for the benefit of your series and could cause a possible delay or reduction in payments on your notes. For a description of the conditions that must be satisfied before the issuing entity can issue new notes, see “The Notes – Issuances of New Series and Classes of Notes.”

The issuance of new notes could adversely affect the timing and amount of payments on outstanding notes. For example, if additional notes in the same group as your series for purposes of sharing finance charge collections are issued after your notes and those notes have a higher interest rate than your notes, this could result in a reduction in the amount of excess funds from other series available to pay interest on your notes. Also, when new notes are issued, the voting rights of your notes will be diluted. See “ – You may have limited or no ability to control actions under the indenture, the transfer agreement or the servicing agreement. This may result in, among other things, payment of principal being accelerated when it is beneficial to you to receive payment of principal on the expected final distribution date, or it may result in payment of principal not being accelerated when it is beneficial to you to receive early payment of principal.”

You may have limited or no ability to control actions under the indenture, the transfer agreement or the servicing agreement. This may result in, among other things, payment of principal being accelerated when it is beneficial to you to receive payment of principal on the expected final distribution date, or it may result in payment of principal not being accelerated when it is beneficial to you to receive early payment of principal.

Under the indenture, the transfer agreement, the servicing agreement and any related indenture supplement, some actions require the consent of noteholders holding a specified percentage of the aggregate outstanding principal amount of notes of a series or class or all of the notes of that series or class. Under certain circumstances, these actions include directing the termination of a servicer following a servicer default, amending the indenture, the transfer agreement, the servicing agreement, or any related indenture supplement. In the case of votes by series, the outstanding principal amount of the most senior notes will generally be substantially greater than the outstanding principal amount of the subordinated notes. Consequently, the noteholders of the most senior notes will generally have the ability to determine whether and what actions should be taken. The holders of subordinated notes generally will need the concurrence of the holders of senior notes to cause actions to be taken. In addition, the noteholders of any series may need the consent or approval of a specified percentage of the outstanding principal amount of other series to take or direct certain actions, including to require the termination of a servicer after a servicer default and to direct a repurchase of all outstanding series after certain breaches of the transferor’s representations and warranties. The interests of the noteholders of various series may not be aligned, making it more difficult for any particular noteholder to achieve the desired results from such vote.

If an event of default occurs, your remedy options are limited and you may not receive full payment of principal and accrued interest.

Your remedies will be limited if an event of default affecting your series or class of notes occurs. Following an event of default affecting your series or class of notes and an acceleration of your notes, your notes will become immediately due and payable and the issuing entity will immediately be obligated to pay off the notes.

Following an event of default and acceleration, holders of the affected notes will have the ability to direct a sale of the assets in the issuing entity only under the limited circumstances as described in “The Indenture – Events of Default” and “Deposit and Application of Funds – Sale of Assets.”

A series or class of notes will be considered to be paid in full, the holders of that series or class of notes will have no further right or claim, and the issuing entity will have no further obligation or liability for principal of and interest on those notes, on the earliest to occur of (i) the date of the payment in full of the stated principal amount of, and any accrued, past due and additional interest on, that series or class of notes, as applicable, (ii) the date on which a sale of assets in the issuing entity has taken place with respect to that series or class of notes, as described in “Deposit and Application of Funds – Sale of Assets” and (iii) the legal maturity date of that series or class of notes, in each case after giving effect to all deposits, allocations, reimbursements, reallocations, sales of assets and payments to be made on that date.

Even if a sale of assets in the issuing entity is permitted, we can give no assurance that the proceeds of the sale will be enough to pay unpaid principal of and interest on the accelerated notes.

[Risks Relating to the Issuance of Floating Rate Notes and the Uncertainty of SOFR]

SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.

The secured overnight financing rate published for any day by the Federal Reserve Bank of New York (“FRBNY”) (or a successor administrator), as the administrator of the benchmark, on the FRBNY’s website (or such successor administrator’s website) (such rate, “SOFR”) is a relatively new interest rate index and may not become widely established in the market or could eventually be eliminated. Further, the way that SOFR, including any market accepted adjustments to SOFR, are determined may change over time.

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, and has been published by the FRBNY since April 2018. SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through The Fixed Income Clearing Corporation’s delivery-versus-payment service. The FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. The FRBNY states on its publication page for SOFR that the use of SOFR is subject to important limitations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

SOFR is published by the FRBNY based on data received from sources outside of the sponsor and the issuing entity’s control or direction and neither the sponsor nor the issuing entity has control over its determination, calculation or publication. The activities of the FRBNY may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of the holders in the [Class A notes] [and the] [Class B notes]. Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction of the amount of interest payable on and the trading prices of the [Class A notes] [and the] [Class B notes].

The FRBNY began to publish SOFR in April 2018. The FRBNY has also been publishing historical indicative secured overnight financing rates going back to 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. As an overnight lending rate, SOFR may be subject to higher levels of volatility relative to other interest rate benchmarks. Also, since SOFR is a relatively new market index, the [Class A notes] [and the] [Class B notes] may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the [Class A notes] [and the] [Class B notes], such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the [Class A notes] [and the] [Class B notes] may be lower than those of later-issued notes with interest rates based on SOFR as a result. Similarly, if SOFR does not become widely adopted for securities like the [Class A notes] [and the] [Class B notes], the trading prices of the [Class A notes] [and the] [Class B notes] may be lower than those of securities like the [Class A notes] [or the] [Class B notes] linked to indices that are more widely used. Investors in the [Class A notes] [and the] [Class B notes] may not be able to sell the [Class A notes] [or the] [Class B notes] at all or may not be able to sell the [Class A notes] [or the] [Class B notes] at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

Due to the emerging and developing adoption of SOFR as an interest rate index, investors who desire to obtain financing for their [Class A notes] [or their] [Class B notes] may have difficulty obtaining any credit or credit with satisfactory interest rates, which may result in lower leveraged yields and lower secondary market prices upon the sale of the [Class A notes] [or the] [Class B notes].

The use of SOFR may present additional risks that could adversely affect the value of and return on the [Class A notes] [and the] [Class B notes]. In contrast to other indices, SOFR may be subject to direct influence by activities of the FRBNY, which activities may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict.

The composition and characteristics of SOFR are not the same as those of London interbank offered rate (“LIBOR”) and other floating interest benchmark rates. SOFR is different from LIBOR as: first, SOFR is a secured rate, while LIBOR is an unsecured rate, and second, SOFR is an overnight rate, while LIBOR is (or, in its synthetic form, is intended to be an approximation of the economic components of) a forward-looking rate that represents interbank funding over different maturities (e.g., three months). Additionally, since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as LIBOR. Although changes in compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the [Class A notes] [and the] [Class B notes] may fluctuate more than floating rate debt securities that are linked to less volatile rates. As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

Any failure of SOFR to maintain market acceptance could adversely affect the [Class A notes] [and the] [Class B notes].

According to the Alternative Reference Rates Committee, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered a representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to maintain wide market acceptance could adversely affect the return on and value of the [Class A notes] [or the] [Class B notes] and the price at which investors can sell the [Class A notes] [or the] [Class B notes] in the secondary market.

Since SOFR is a relatively new market index, the [Class A notes] [and the] [Class B notes] may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the [Class A notes] [and the] [Class B notes], such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the [Class A notes] [and the] [Class B notes] may be lower than those of later-issued notes with interest rates based on SOFR as a result. Relatively limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. Similarly, if SOFR does not become widely adopted for securities like the [Class A notes] [and the] [Class B notes] or the specific formula for the compounded SOFR rate used in the [Class A notes] [and the] [Class B notes] may not be widely adopted by other market participants, the trading prices of the [Class A notes] [and the] [Class B notes] may be lower than those of securities like the [Class A notes] [and the] [Class B notes] linked to indices that are more widely used. Investors in the [Class A notes] [or the] [Class B notes] may not be able to sell the [Class A notes] [or the] [Class B notes] at all or may not be able to sell the [Class A notes] [or the] [Class B notes] at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

A decrease in SOFR, including a negative SOFR Rate, would reduce the rate of interest on the [Class A notes] [and the] [Class B notes].

The interest rate to be borne by the [Class A notes] [and the] [Class B notes] is based on a spread over the SOFR Rate, which is based on compounded SOFR or, if the administrator determines prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, upon the applicable benchmark replacement.

Changes in SOFR or such benchmark replacement will affect the rate at which the [Class A notes] [and the] [Class B notes] accrue interest and the amount of interest payments on the [Class A notes] [and the] [Class B notes]. Any decrease in the SOFR Rate or such benchmark replacement will lead to a decrease in the [Class A notes] [and the] [Class B notes] interest rate. To the extent that the SOFR Rate decreases below 0.00% for any Interest Period, the rate at which the [Class A notes] [and the] [Class B notes] accrue interest for such Interest Period will be reduced by the amount by which the SOFR Rate is negative; provided that the interest rate on the [Class A notes] [and the] [Class B notes] for any Interest Period will not be less than 0.00%. A negative SOFR Rate could result in the interest rate applied to the [Class A notes] [and the] [Class B notes] decreasing to 0.00% for the related Interest Period.

The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.

The accounts were assessed with a mix of variable rate periodic finance charge (which may or may not be based on the SOFR Rate) and a fixed rate periodic finance charge. See “Annex I: The Selected Portfolio and the Trust Portfolio – The Receivables: Trust Portfolio.” However, the floating rate notes, if any, will bear interest at a floating rate, initially, based on the SOFR Rate plus an applicable spread. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the interest rate payable on the [Class A notes] [and the] [Class B notes] increases due to an increase in the SOFR Rate to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make such payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all notes. See also “Transaction Structure Risks—Credit card rates may decline without a corresponding change in the amounts needed to pay the notes, which could result in a delay or reduction in payments of your notes” for discussion of the converse risk that a decline in credit card rates could similarly result in insufficient collections to make payments on the notes.

Risks Related to Compounded SOFR.

In March 2020, the FRBNY began to publish compounded averages of SOFR, which are used to determine compounded SOFR. It is possible that there will be limited interest in securities products based on compounded SOFR, or in the implementations of compounded SOFR with respect to the [Class A notes] [and the] [Class B notes]. As a result, you should consider whether any future reliance on compounded SOFR may adversely affect the market values and yields of the [Class A notes] [and the] [Class B notes] due to potentially limited liquidity and resulting constraints on available hedging and financing alternatives.

The interest rate on the [Class A notes] [and the] [Class B notes] will be based on the SOFR Rate. The SOFR Rate will be based on compounded SOFR. The administrator may, from time to time, in its sole discretion, make conforming changes (i.e., technical, administrative or operational changes) without the consent of noteholders or any other party, which could change the methodology used to determine the SOFR Rate. The issuing entity can provide no assurance that the methodology to calculate compounded SOFR will not be adjusted as described in the prior sentence and, if so adjusted, that the resulting interest rate will yield the same or similar economic results over the term of the [Class A notes] [and the] [Class B notes] relative to the results that would have occurred had the interest rates been based on compounded SOFR without such adjustment or that the market value will not decrease due to any such adjustment in methodology. The administrator will have significant discretion in making SOFR conforming changes. No noteholder will have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations.

You should carefully consider the foregoing uncertainties prior to investing in the notes. In general, events related to SOFR and alternative reference rates may adversely affect the liquidity, market value and yield of your [Class A notes] [and the] [Class B notes].

Changes to or elimination of SOFR or the determinations made by the administrator may adversely affect the [Class A notes] [and the] [Class B notes].

The FRBNY publishes SOFR based on data received by it from sources other than the indenture trustee or the sponsor, and neither the indenture trustee, the sponsor nor any other party to the transaction described in this prospectus has control over its calculation methods, publication schedule, rate revision practices or availability of SOFR at any time. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the [Class A notes] [and the] [Class B notes]. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the amount of interest payable on the [Class A notes] [and the] [Class B notes] and the trading prices of the [Class A notes] [and the] [Class B notes].

In certain circumstances, as described under “The Notes – Interest Payments – Effect of Benchmark Transition Event,” if the administrator has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, the SOFR Rate may cease to be based upon SOFR and instead be based upon the benchmark replacement.

If the administrator determines that a benchmark transition event and its related benchmark replacement date have occurred in respect of SOFR, then the interest rate of the [Class A notes] [and the] [Class B notes] will no longer be determined by reference to SOFR, but instead will be determined by reference to the benchmark replacement. The alternative rate of interest on the [Class A notes] [and the] [Class B notes] will be determined in the following order: (a) based on the alternative rate of interest that has been selected or recommended by the relevant governmental body,

(b) based on an ISDA fallback rate and (c) based on an alternative rate selected by the administrator, in each case, together with any benchmark replacement adjustment. In addition, the terms of the [Class A notes] [and the] [Class B notes] expressly authorize the administrator to make benchmark replacement conforming changes. If a particular benchmark replacement or related benchmark replacement adjustment cannot, in the sole discretion of the administrator, be determined (including because such benchmark replacement or related benchmark replacement adjustment is deemed not to be administratively feasible), then the next-available benchmark replacement or related benchmark replacement adjustment will apply.

The determination of a benchmark replacement, the calculation of the interest rate on the [Class A notes] [and the] [Class B notes] by reference to a benchmark replacement (including the application of a benchmark replacement adjustment), any implementation of benchmark replacement conforming changes and any other determinations, decisions or elections that may be made under the terms of the [Class A notes] [and the] [Class B notes] in connection with a benchmark transition event, could adversely affect the value of the [Class A notes] [and the] [Class B notes], the return on the [Class A notes] [and the] [Class B notes] and the price at which [Class A noteholders] [and] [Class B noteholders] can sell such [Class A notes] [or] [Class B notes].

If an alternative method or index is designated in place of SOFR for the [Class A notes] [and the] [Class B notes], the United States federal income tax consequences of such a benchmark replacement are uncertain. If such a replacement constituted a “significant modification” of the [Class A notes] [and the] [Class B notes] under Treasury Regulation section 1.1001-3, the replacement may result in a deemed taxable exchange of the [Class A notes] [and the] [Class B notes] and the realization of gain or loss, as well as other corollary tax consequences.

Additionally, the issuing entity cannot anticipate how long it will take to adopt a specific benchmark replacement, which may delay and contribute to uncertainty and volatility surrounding any benchmark transition.

The administrator will have significant discretion with respect to certain elements of the related benchmark replacement process, including determining whether a benchmark transition event and its related benchmark replacement date have occurred, determining which related benchmark replacement is available, determining the earliest practicable index determination date for using the related benchmark replacement, determining related benchmark replacement adjustments (if not otherwise determined by the applicable governing bodies or authorities) and making related benchmark replacement conforming changes (including potential changes affecting the business day convention and index determination date). No noteholders will have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. If the administrator, in its sole discretion, determines that an alternative index is not administratively feasible, including as a result of technical, administrative or operational issues, then such alternative index will be deemed to be unable to be determined as of such date. The administrator may determine an alternative to not be administratively feasible even if such rate has been adopted by other market participants in similar products and any such determination may adversely affect the return on the [Class A notes] [and the] [Class B notes], the trading market and the value of the [Class A notes] [and the] [Class B notes].

The issuing entity cannot predict if SOFR will be eliminated, or, if changes are made to SOFR, the effect of those changes. In addition, the issuing entity cannot predict what alternative index would be chosen, should this occur. If SOFR in its current form does not survive or if an alternative index is chosen, the market value and/or liquidity of the [Class A notes] [and the] [Class B notes] could be adversely affected.

General Risk Factors

Social, economic and geographic factors can affect credit card payments and may cause a delay in or default on payments.

Changes in credit card usage, payment patterns and the rate of defaults by accountholders may result from a variety of economic, social and geographic factors. Economic factors include the rate of inflation, unemployment levels, relative interest rates, tariffs (including retaliatory tariffs in response to tariffs imposed by the United States), changes in monetary and fiscal policy, and increases in payment obligations to other lenders. Social factors include consumer confidence levels and the public’s attitude about incurring debt and the consequences of personal bankruptcy. In addition, acts of terrorism, the commencement of hostilities between the United States and a foreign nation or nations, natural disasters and other extreme weather conditions (including an increase in the frequency of extreme weather conditions as a result of climate change), and the impact of pandemics or other public health emergencies, could have a direct impact on the timing and amount of payments on your notes. For a more detailed discussion of the impact of economic, political, market, health, global and social events on the bank’s credit card business, see “Risk Factors – Business Risks Relating to the Bank’s Credit Card Business – Economic, political, market, health, global and social events or conditions may have a material adverse impact on the bank’s credit card business” and “– Payment and origination patterns of receivables and brand partner operations could reduce collections.”

If obligors on the accounts are concentrated in a specific geographic region, then economic conditions and other factors affecting such regions in particular could adversely impact the delinquency or credit loss experience of the assets in the issuing entity and could result in delays in payments or losses on the notes. The physical risks related to climate change may result in changes in accountholder payment patterns and credit card usage. For example, accountholders living in areas affected by extreme weather and natural disasters may suffer financial harm, reducing their ability to make timely payments on their credit card balances. The impact of extreme weather and natural disasters may be concentrated in a particular geographic region. If such extreme weather or a natural disaster were to occur in a geographic region in which a large number of accountholders are located, these risks would be exacerbated. See “Annex I: The Selected Portfolio and the Trust Portfolio – The Receivables” for details regarding the geographic composition of accounts designated to the issuing entity. Similarly, if the assets in the issuing entity are overly concentrated by and attributable to certain co-brand credit card programs, then economic conditions and other factors affecting such programs in particular could adversely impact the delinquency or credit loss experience of the assets in the issuing entity and could result in delays in payments or losses on the notes. See “Risk Factors – Business Risks Relating to the Bank’s Credit Card Business – The issuing entity’s receivables may be concentrated in a limited number of brand partner programs.”

We cannot predict what effect the factors, events and circumstances discussed above will have on repayment patterns, card use and, consequently, the timing and amount of payments on your notes. Any reductions in the amount or timing of interest or principal payments will reduce the amount available for distribution on the notes.

It may not be possible to find an investor to purchase your notes.

The underwriters of the notes may assist in resales of the notes but they are not required to do so. A secondary market for any notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes.

In addition, some notes may have a more limited trading market and experience more price volatility. There may be a limited number of buyers when you decide to sell your notes. This may affect the price you receive for the notes or your ability to sell the notes.

Moreover, any occurrence of adverse events in the global financial markets, including the ongoing military conflicts between Ukraine and Russia and in the Middle East and the economic sanctions triggered thereby, may cause a significant reduction in liquidity in the secondary market for asset-backed securities for a period of time. Such period of illiquidity may adversely affect both the market value of the Series 20[●]-[●] notes and an investor’s ability to sell the Series 20[●]-[●] notes. As a result, an investor may be unable to sell the Series 20[●]-[●] notes when it wants to do so or obtain its desired price for the Series 20[●]-[●] notes, or may suffer a loss on its investment.

You should not purchase notes unless you understand and know you can bear the investment risks and you should consider that general market conditions may adversely affect the liquidity, marketability and overall market value of your notes.

You may not be able to reinvest any proceeds from an early amortization of your notes in a comparable security.

If your notes are repaid at a time when prevailing interest rates are relatively low, you may not be able to reinvest the proceeds of that repayment in a comparable security with an effective interest rate equivalent to that of your notes.

The market value of the notes could decrease if the ratings of the notes are lowered or withdrawn or if there is an unsolicited issuance of a lower rating.

The initial rating of a series or class of notes addresses the likelihood of the payment of interest on that series or class when due and the ultimate payment of principal of that series or class by its legal maturity date. The ratings do not address the likelihood of payment of principal of that series or class on its expected final distribution date. In addition, the ratings do not address the following:

•	the likelihood that principal will be paid on any particular date before the series legal maturity date;

•	the likelihood that principal or interest on your notes will be prepaid;

•	the possibility that your notes will be paid early;

•	the possibility of the imposition of United States withholding tax for non-U.S. noteholders;

•	the marketability of the notes or any market price; or

•	that an investment in the notes is a suitable investment for you.

The ratings of a series or class of notes are not a recommendation to buy, hold or sell that series or class of notes. Any rating may be lowered or withdrawn entirely at any time by the applicable hired nationally recognized statistical rating organization without notice from the bank or BFF to the noteholders of such change in rating. In addition, a non-hired nationally recognized statistical rating organization could choose to provide an unsolicited rating on a series or class of notes, without notice to or from the bank, BFF or the issuing entity, and such unsolicited rating could be lower than the rating provided by a hired nationally recognized statistical rating organization. If a series or class of notes has had its ratings lowered or withdrawn, or if a series or class of notes has received an unsolicited rating from a non-hired nationally recognized statistical rating organization that is lower than the other ratings of such series or class of notes, the market value of that series or class of notes could decrease.

Glossary

This prospectus uses defined terms. You can find a listing of defined terms in the “Glossary of Defined Terms” beginning on page [146].

Use of Proceeds

The net proceeds from the sale of the Series 20[●]-[●] notes offered by this prospectus, before deduction of certain expenses, will be paid to the transferor by the issuing entity and used by the transferor for the general corporate purposes of the transferor, including, but not limited to, the repayment of amounts owed to the bank. The transferor may also use the net proceeds to amortize or retire debt, including to amortize or retire existing series of notes that are variable interests. Such notes may be held by one or more of the underwriters or their affiliates, in which case a portion of the proceeds that are used to amortize or retire such existing series of notes may be paid to the underwriters or their affiliates. [None of the net proceeds from the sale of the Series 20[●]-[●] notes offered by this prospectus will be used by the issuing entity.] [If applicable, Insert disclosure of amount of the net proceeds from the sale of the Series 20[●]-[●] notes offered by this prospectus that will be used by the issuing entity, including how the issuing entity intends to use the proceeds, and the approximate amount intended to use the proceeds, and the approximate amount intended for each purpose.]

Introduction

The following provisions of this prospectus contain more detailed information concerning the Series 20[●]-[●] notes offered hereby. The Series 20[●]-[●] notes will be issued pursuant to the indenture and an indenture supplement, referred to as the Series 20[●]-[●] indenture supplement. Each of the indenture and the Series 20[●]-[●] indenture supplement is by and among the issuing entity, U.S. Bank Trust Company, National Association, as indenture trustee, and U.S. Bank National Association, a national banking association, in its capacity as securities intermediary. A copy of the form of each of these documents is filed as an exhibit to the registration statement of which this prospectus is a part.

On or about [●], the issuing entity will issue $[●] of Class A Series 20[●]-[●] [Fixed][Floating] Rate Asset Backed Notes and $[●] of Class B Series 20[●]-[●] [Fixed][Floating] Rate Asset Backed Notes. [Only the Class A notes are offered by this prospectus. The Class B notes will be acquired and held by an affiliate of the issuing entity and are not offered by this prospectus.] An affiliate of the issuing entity will retain any class of notes (or portion thereof) offered by this prospectus but not sold.

This series has an initial stated principal amount of $[●]. However, the stated principal amount of this series may be increased or decreased depending on the amount of notes offered and sold by the issuing entity. Any such increase or decrease will be reflected in the final prospectus.

The Notes

The following discussion and the discussion under “The Notes,” “Sources of Funds to Pay the Notes,” “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity” and “The Indenture” summarize the material terms of the Series 20[●]-[●] notes, the indenture, the transfer agreement, the servicing agreement and the Series 20[●]-[●] indenture supplement. These summaries are summaries of the material terms, and you should reference the applicable provisions of the Series 20[●]-[●] notes, the indenture, the transfer agreement, the servicing agreement and the Series 20[●]-[●] indenture supplement for the full text. The Series 20[●]-[●] notes will be issued in classes. References to the Class A notes and the Class B notes in this prospectus are to the Class A notes and the Class B notes of Series 20[●]-[●]. A class designation determines the relative seniority for receipt of cash flows and exposure to reductions in the Allocation Amount. For example, the Class B notes in Series 20[●]-[●] provide credit enhancement for the Class A notes in Series 20[●]-[●]. See “ – Subordination of Interest and Principal.”

A portion of the Finance Charge Collections and Principal Collections will be allocated to the Series 20[●]-[●] notes. See “Deposit and Application of Funds – Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee.” With respect to each Date of Processing, Series 20[●]-[●] will be allocated its share of Finance Charge Collections based on the Series 20[●]-[●] Floating Allocation Percentage for such Date of Processing, and will be allocated its share of Principal Collections based on the Series 20[●]-[●] Principal Allocation Percentage for such Date of Processing. With respect to each Monthly Period, Series 20[●]-[●] will be allocated its share of the Servicing Fee, the Default Amount, Interchange, Merchant Discount Fees, and any interest and other investment earnings on the Collection Account based on the Monthly Allocation Percentage for Series 20[●]-[●] for such Monthly Period. Finance Charge Collections allocated to Series 20[●]-[●], along with certain other amounts, will be treated as Series Available Finance Charge Collections and applied in accordance with “Deposit and Application of Funds – Payments of Interest, Fees and Other Items.” Principal Collections allocated to Series 20[●]-[●], after giving effect to any reallocations of such Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, along with certain other amounts, will be treated as Series Available Principal Collections and applied in accordance with “Deposit and Application of Funds – Payments of Principal.” If the Default Amount allocated to Series 20[●]-[●] exceeds the amount of Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated to Series 20[●]-[●], then the Series Allocation Amount will be reduced by the excess as described in “Deposit and Application of Funds – Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections.”

The issuing entity will pay principal of and interest on the notes solely from the portion of Series Available Principal Collections and Series Available Finance Charge Collections and from other amounts which are available to the Series 20[●]-[●] notes under the indenture, the transfer agreement, the servicing agreement and the Series 20[●]-

[●] indenture supplement after giving effect to all allocations and reallocations. If these sources are not sufficient to pay principal of and interest on the notes, noteholders will have no recourse to any other assets of the issuing entity or any other person or entity.

Subject to the satisfaction of certain conditions precedent, the indenture allows the issuing entity to “reopen” or later increase the amount of Series 20[●]-[●] notes without notice by selling additional Series 20[●]-[●] notes subject to the same terms of the transaction documents. Such additional notes are subject to the same interest distribution date schedule, expected final distribution date and legal maturity date as the Series 20[●]-[●] notes we are offering pursuant to this prospectus; provided, however, any additional Series 20[●]-[●] notes may begin to accrue interest at a different date. When new notes are issued, the voting rights of existing holders may be diluted.

The issuing entity will offer notes denominated in U.S. dollars.

A note is not a deposit and neither the notes nor any underlying Receivables are issued or guaranteed by the FDIC or any other governmental agency or instrumentality.

Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount

Series 20[●]-[●] has a Stated Principal Amount, an Outstanding Principal Amount, an Adjusted Outstanding Principal Amount and an Allocation Amount. Each class of Series 20[●]-[●] notes has a Stated Principal Amount and an Outstanding Principal Amount. Any additional Series 20[●]-[●] notes will increase these amounts.

Stated Principal Amount

The Stated Principal Amount of Series 20[●]-[●] is $[●]. The initial Stated Principal Amount of the Class A notes is $[●] and the initial Stated Principal Amount of the Class B notes is $[●]. The initial Stated Principal Amount of the Class A notes and the Class B notes may be increased or decreased as discussed under “Introduction,” and will increase as a result of any issuance of additional Series 20[●]-[●] notes.

Outstanding Principal Amount

For Series 20[●]-[●] and any class of Series 20[●]-[●] notes, the Outstanding Principal Amount is the Initial Principal Amount of the series or class, less any principal payments made to the noteholders of the series or class.

For a series or class of discount notes, the Outstanding Principal Amount is an amount stated in, or determined by a formula as set forth in, the applicable indenture supplement. The Outstanding Principal Amount of a series or class of discount notes will increase over time as principal accretes on that series or class of notes.

The Outstanding Principal Amount of any series or class of notes will decrease as a result of each payment of principal of that series or class of notes, and will increase as a result of any issuance of additional notes of that series or class.

Adjusted Outstanding Principal Amount

The Adjusted Outstanding Principal Amount of the Series 20[●]-[●] notes is the Outstanding Principal Amount of the Series 20[●]-[●] notes, less any amounts on deposit in respect of principal in any issuing entity accounts, as applicable, for the benefit of the Series 20[●]-[●] notes.

Allocation Amount

The Series Allocation Amount is a U.S. dollar amount based on the Stated Principal Amount of the Series 20[●]-[●] notes, but with some reductions and increases described below. Within a series, subordinated notes bear the risk before senior notes of a reduction in the Allocation Amount of that series due to charge-offs resulting from any uncovered Default Amount allocated to that series or due to Reallocated Principal Collections used to pay shortfalls in interest on senior notes or shortfalls in the Servicing Fee, and past due amounts thereon.

The Series Allocation Amount may be reduced as follows:

•

If Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, are insufficient to cover the Series Default Amount, the Series Allocation Amount will be reduced as described in “Deposit and Application of Funds – Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections.”

•

Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon will reduce the Series Allocation Amount by the amount of such Reallocated Principal Collections as described in “Deposit and Application of Funds – Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections.”

•

The Series Allocation Amount will be reduced by the amount deposited into the Principal Funding Account or (without duplication) the Distribution Account for the payment of principal of the Series 20[●]-[●] notes.

•	The Series Allocation Amount will be reduced by the amount of all payments of principal of the Series 20[●]-[●] notes.

The Series Allocation Amount may be increased as follows:

•

The Series Allocation Amount will increase by an amount equal to the principal amount of any issuance of additional Series 20[●]-[●] notes, or if amounts on deposit in the Principal Funding Account are deposited into the Principal Funding Account for another series or class of notes or paid to the issuing entity.

•

If Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes are available and applied to reimburse earlier reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, as such reimbursements are described in “Deposit and Application of Funds – Payments of Interest, Fees and Other Items.” Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, that are used to cover the Series Default Amount or used to reimburse earlier reductions in the Series Allocation Amount will be treated as Series Available Principal Collections.

In most circumstances, the Series Allocation Amount, together with any accumulated Series Available Principal Collections held in the Principal Funding Account or (without duplication) Series Available Principal Collections held in the Distribution Account, will be equal to the Outstanding Principal Amount of the Series 20[●]-[●] notes. However, if reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon are not reimbursed through the subsequent application of Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, the Stated Principal Amount of the Series 20[●]-[●] notes may not be paid in full. This will occur because the amount of dollars allocated to pay the Series 20[●]-[●] notes is less than the Stated Principal Amount of the Series 20[●]-[●] notes.

If there is a sale of assets in the issuing entity (i) following an event of default and acceleration of the Series 20[●]-[●] notes or (ii) on the Series Legal Maturity Date, the Series Allocation Amount will be reduced to zero, even if the proceeds of that sale, amounts on deposit in the issuing entity accounts for Series 20[●]-[●] and any other amounts available to Series 20[●]-[●] are not enough to pay all remaining amounts due on Series 20[●]-[●] notes. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to Series 20[●]-[●]. See “Deposit and Application of Funds – Sale of Assets.”

The Series Allocation Amount may not be reduced below zero, and may not be increased above the Adjusted Outstanding Principal Amount.

The amount of reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon will be limited as described in “Deposit and Application of Funds – Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections.”

The issuing entity has also issued, and may in the future issue, series of notes that are designated as variable interests in the related indenture supplements. Notes that are variable interests are sometimes referred to as variable funding notes in this prospectus. The outstanding principal amount of variable funding notes, as well as the allocation amount for such variable funding notes, may vary during the revolving period for such series, subject to a maximum principal amount and maximum allocation amount. The outstanding principal amount and allocation amount for a series of variable funding notes will increase when the holders of such notes advance additional funds to the issuing entity under the terms of such notes, and the outstanding principal amount and allocation amount for a variable funding series will decrease as principal payments are made to the holders of such notes. The allocation percentage for each such variable funding series will be reset as the allocation amount for such series changes during the revolving period. The notes offered by this prospectus will not be variable interests.

Interest Payments

The Class A notes will accrue interest from and including the issuance date through but excluding [●], 20[●] and for each following Interest Period, at [a rate of] [the SOFR Rate plus] [●]% per year[.][; provided that, if the sum of the SOFR Rate and [●]% is less than 0.00% for any Interest Period, then the interest rate for such Interest Period will be deemed to be 0.00%.]

[The Class B notes will accrue interest from and including the issuance date through but excluding [●], 20[●] and for each following Interest Period, at [a rate of] [the SOFR Rate plus] [●]% per year[.][; provided that, if the sum of the SOFR Rate and [●]% is less than 0.00% for any Interest Period, then the interest rate for such Interest Period will be deemed to be 0.00%.]

Interest on the Class A notes will be calculated on the basis of the [actual number of days in the related Interest Period][a 30 day Interest Period] and a 360-day year.

[Interest on the Class B notes will be calculated on the basis of the [actual number of days in the related Interest Period][a 30 day Interest Period] and a 360-day year.]

Interest will be paid on each Distribution Date, which will be [●] and the [15th] day of each following month or, if the [15th] day is not a Business Day, the immediate following Business Day.

Interest payments on each class of Series 20[●]-[●] notes on any Distribution Date will be calculated on the Outstanding Principal Amount of such class of Series 20[●]-[●] notes as of the Record Date, except that interest for the first Distribution Date will accrue at the applicable note interest rate on the Initial Principal Amount of such class of Series 20[●]-[●] notes from the issuance date.

Interest due on the Class A notes [or Class B notes] but not paid on any Distribution Date will be payable on the following Distribution Date, together with additional interest on the overdue amount of regular monthly interest at [●]% per annum plus the interest rate payable on the Class A notes [or Class B notes, as applicable]. Additional interest on any class of the Series 20[●]-[●] notes will accrue on the same basis as interest on such class of notes, and will accrue from the Distribution Date on which the overdue interest became due, to but excluding the Distribution Date on which the additional interest is paid. If interest on the Series 20[●]-[●] notes is not paid within 35 days after such interest is due and payable, an event of default will occur. See “The Indenture – Events of Default.”

Interest payments on the Class A notes on any Distribution Date will be paid from Series Available Finance Charge Collections, Shared Excess Available Finance Charge Collections, to the extent available, and Reallocated Principal Collections, to the extent necessary and available, for the related Monthly Period.

[Interest payments on the Class B notes on any Distribution Date will be paid from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, to the extent available, for the related Monthly Period.]

[A series or class of discount notes will be issued at a price lower than the Stated Principal Amount payable on the expected final distribution date of that series or class of notes. Until the expected final distribution date for a series or class of discount notes, accreted principal will be capitalized as part of the principal of that series or class of notes and reinvested in the assets of the issuing entity, so long as an early amortization event with respect to that series or class has not occurred. If applicable, the prospectus will specify the interest rate to be borne by a series or class of discount notes following an early amortization event or event of default or after its expected final distribution date.]

[The “SOFR Rate” will be obtained by the paying agent from the FRBNY’s Website and notified to the administrator for each Interest Period on the second U.S. Government Securities Business Day before the first day of such Interest Period (“SOFR Adjustment Date”) as of 3:00 p.m. (New York time) on such U.S. Government Securities Business Day, at which time Compounded SOFR is published on the FRBNY’s Website (the “SOFR Determination Time”) (or, if the Benchmark is not SOFR, the time determined by the administrator after giving effect to the Benchmark Replacement Conforming Changes) (the “Reference Time”) and, except as provided below following a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, shall mean, with respect to the [Class A notes] [and the] [Class B notes] as of any SOFR Adjustment Date, a rate equal to Compounded SOFR; provided, that, the administrator will have the right, in its sole discretion, to make applicable SOFR Adjustment Conforming Changes. The SOFR Rate obtained by the paying agent, in the absence of manifest error, will be conclusive and binding on the noteholders. For the purposes of computing interest on the floating rate notes prior to the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the following terms will have the following respective meanings:

“Benchmark” means, initially, the SOFR Rate; provided that if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date;

(1) the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3) the sum of: (a) the alternate rate of interest that has been selected by the administrator as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(1) the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the administrator giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the Interest Period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the administrator determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” with respect to any U.S. Government Securities Business Day, shall mean:

(1) the applicable compounded average of SOFR for a tenor of [30] days as published on such U.S. Government Securities Business Day at the SOFR Determination Time; or

(2) if the rate specified in (1) above does not so appear, the applicable compounded average of SOFR for a tenor of [30] days as published in respect of the first preceding U.S. Government Securities Business Day for which such rate appeared on the FRBNY’s Website.

The specific Compounded SOFR rate is referred to by its tenor. For example, “[30]-day Average SOFR” refers to the compounded average SOFR over a rolling [30]-calendar day period as published on the FRBNY’s Website.

“FRBNY’s Website” shall mean the website of the FRBNY, currently at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index or at such other page as may replace such page on the FRBNY’s website.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.

“SOFR Adjustment Conforming Changes” means, with respect to any SOFR Rate, any technical, administrative or operational changes (including changes to the Interest Period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides, from time to time, may be appropriate to adjust such SOFR Rate in a manner substantially consistent with or conforming to market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice exists, in such other manner as the administrator determines is reasonably necessary).

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

All percentages resulting from any calculation on the [Class A notes] [and the] [Class B notes] will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., [●]% (or [●]) would be rounded to [●]% (or [●])), and all dollar amounts used in or resulting from that calculation on the [Class A notes] [and the] [Class B notes] will be rounded to the nearest cent (with one-half cent being rounded upwards).

Effect of Benchmark Transition Event

Notwithstanding the foregoing, if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination of the then-current Benchmark, the Benchmark Replacement determined by the administrator will replace the then-current Benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all such determinations on all subsequent dates.

The administrator shall deliver written notice to each nationally recognized statistical rating organization hired to rate the [Class A notes] [and the] [Class B notes] and the indenture trustee on any SOFR Adjustment Date if, as of the applicable Reference Time, the administrator has determined with respect to the related Interest Period that there will be a change in the SOFR Rate or the terms related thereto since the immediately preceding SOFR Adjustment Date due to a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred.

The administrator will have the right to make SOFR Adjustment Conforming Changes and, in connection with the implementation of a Benchmark Replacement, Benchmark Replacement Conforming Changes, from time to time.

Any determination, decision or election that may be made by the administrator or any other person in connection with a Benchmark Transition Event, a Benchmark Replacement Conforming Change, a SOFR Adjustment Conforming Change or a Benchmark Replacement as described above, including any determination with respect to administrative feasibility (whether due to technical, administrative or operational issues), a tenor, rate, an adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the administrator’s sole discretion, and, notwithstanding anything to the contrary in the transaction documents, will become effective without the consent of any other person (including any noteholder). No noteholder will have any right to approve or disapprove of these changes and will be deemed by their acceptance of a note to have agreed to waive and release any and all claims relating to any such determinations. Notwithstanding anything to the contrary in the transaction documents, none of the bank, the transferor, the issuing entity, the indenture trustee, the paying agent or the owner trustee will have any liability for any action or inaction taken or refrained from being taken by it with respect to any SOFR Adjustment Conforming Changes, Benchmark, Benchmark Transition Event, Benchmark Replacement Date, Benchmark Replacement, Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment, Benchmark Replacement Conforming Changes or any other matters related to or arising in connection with the foregoing. Each noteholder and beneficial owner of notes, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the bank, the transferor, the issuing entity, the indenture trustee, the paying agent and the owner trustee relating to any such determinations.

None of the indenture trustee, the paying agent or the owner trustee will be under any obligation (i) to monitor, determine or verify the unavailability or cessation of the SOFR Rate (or other applicable Benchmark), or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event or related Benchmark Replacement Date, (ii) to select, determine or designate any Benchmark Replacement, or other successor or replacement Benchmark index, or to determine whether any conditions to the designation of such a rate or index have been satisfied, (iii) to select, determine or designate any Benchmark Replacement Adjustment or Unadjusted Benchmark Replacement, or other modifier to any replacement or successor index, or (iv) to determine whether or what SOFR Adjustment Conforming Changes or Benchmark Replacement Conforming Changes are necessary or advisable, if any, in connection with any of the foregoing, including, but not limited to, as to any spread adjustment thereon, the business day convention, interest determination dates or any other relevant methodology applicable to such substitute or successor Benchmark. In connection with the foregoing, each of the indenture trustee and the paying agent will be entitled to conclusively rely on any determinations made by the administrator without independent investigation, and neither will have any liability for actions taken at the administrator’s direction in connection therewith.

None of the indenture trustee, the paying agent or the owner trustee will be liable for any inability, failure or delay on its part to perform any of its duties set forth in the transaction documents as a result of the unavailability of SOFR or other applicable Benchmark and the absence of a designated Benchmark Replacement, including as a result of any failure, inability, delay, error or inaccuracy on the part of any other transaction party in providing any direction, instruction, notice or information required or contemplated by the terms of the transaction documents and reasonably required for the performance of such duties. Neither the indenture trustee nor paying agent will be responsible or liable for the actions or omissions of the administrator, or for any failure or delay in the performance by the administrator, nor shall the indenture trustee or the paying agent be under any obligation to oversee or monitor the performance of the administrator.]

Principal Payments

The issuing entity expects to pay the Stated Principal Amount of the Series 20[●]-[●] notes in one payment on the [●] 20[●] Distribution Date, which is the expected final distribution date.

It is not an event of default if the Stated Principal Amount of the Series 20[●]-[●] notes is not paid on its expected final distribution date. However, if the Stated Principal Amount of the Series 20[●]-[●] notes is not paid in full on its expected final distribution date, an early amortization event will occur. See “The Indenture – Early Amortization Events.”

If the Stated Principal Amount of the Series 20[●]-[●] notes is not paid in full by the Series Legal Maturity Date, an event of default will occur. See “The Indenture – Events of Default.”

Principal of the Series 20[●]-[●] notes may be paid earlier than its expected final distribution date if an early amortization event, an optional redemption or an event of default and acceleration occurs with respect to the Series 20[●]-[●] notes. See “The Indenture – Early Amortization Events” and “ – Events of Default” and “The Notes – Redemption and Early Amortization of the Notes.”

See “Risk Factors” for a discussion of factors that may affect the timing of principal payments on a series or class of notes.

Revolving Period

Until Principal Collections are needed to be accumulated to pay the Series 20[●]-[●] notes, Principal Collections allocable to the Series 20[●]-[●] notes will either be applied to other series of notes in the Shared Excess Available Principal Collections Group [●] which are accumulating principal or paid to BFF, as the holder of the Transferor Interest. This period is commonly referred to as the revolving period. The revolving period begins on the issuance date and, unless an early amortization event, an optional redemption or an event of default and acceleration of the Series 20[●]-[●] notes occurs, ends at the close of business on the day immediately preceding the commencement of the Controlled Accumulation Period. See “ – Controlled Accumulation Period.”

Controlled Accumulation Period

During the Controlled Accumulation Period, principal will be deposited into the Principal Funding Account. The Controlled Accumulation Period is scheduled to begin on the first Business Day of the [●] Monthly Period, but may be delayed as described in “ – Postponement of Controlled Accumulation Period” and ends on the earlier to occur of:

•	the commencement of the Early Amortization Period; and

•	the payment in full of the Stated Principal Amount of, and any monthly interest due on the Series 20[●]-[●] notes.

On each Distribution Date during the Controlled Accumulation Period, the indenture trustee will deposit in the Principal Funding Account an amount equal to the least of:

•	Series Available Principal Collections, less any amount released under the Series 20[●]-[●] indenture supplement;

•	the applicable Controlled Deposit Amount; and

•	the Series Allocation Amount (after taking into account any adjustments on that date).

The indenture trustee will also deposit in the Principal Funding Account Shared Excess Available Principal Collections, if any, allocated from other series of notes with respect to that Distribution Date. On the Transfer Date relating to the expected final distribution date, the indenture trustee will withdraw from the Principal Funding Account and deposit into the Distribution Account an amount up to the Class A Stated Principal Amount and will apply such funds for the payment of principal to the Class A noteholders until the Class A notes have been paid in full. After giving effect to the immediately preceding sentence, on the expected final distribution date, the indenture trustee will withdraw the remaining funds from the Principal Funding Account and apply the remaining funds for the payment of principal to the Class B noteholders until the Class B notes have been paid in full.

During the Controlled Accumulation Period, the portion of Series Available Principal Collections not deposited into the Principal Funding Account for payment of principal of the Series 20[●]-[●] notes on a Distribution Date will be treated as Shared Excess Available Principal Collections and made available for other series in Shared Excess Available Principal Collections Group [●] which are accumulating principal or if there is no other series in Shared Excess Available Principal Collections Group [●] accumulating principal then paid to BFF, as the holder of the Transferor Interest.

If there are insufficient funds on deposit in the Principal Funding Account or (without duplication) the Distribution Account to pay the Series 20[●]-[●] notes in full on the expected final distribution date, an early amortization event will occur and the Early Amortization Period will begin.

If an early amortization event occurs with respect to Series 20[●]-[●] before the Controlled Accumulation Period begins, there will be no Controlled Accumulation Period and the Early Amortization Period will begin.

Postponement of Controlled Accumulation Period

The Controlled Accumulation Period currently is scheduled to begin on [●][●], 20[●] which is the first Business Day of the month that is twelve calendar months before the expected final distribution date. However, the date on which the Controlled Accumulation Period actually begins will be delayed if the servicer reasonably expects that the Series Available Principal Collections together with the Shared Excess Available Principal Collections will be sufficient so that such delay will not affect the payment in full of the Series 20[●]-[●] notes by the expected final distribution date. In no case will the Controlled Accumulation Period be reduced to less than one month.

Early Amortization Period

The Early Amortization Period for the Series 20[●]-[●] notes will begin at the opening of business on the date on which an early amortization event with respect to Series 20[●]-[●] is deemed to have occurred, and ending on the earliest to occur of:

•	the payment in full of the Stated Principal Amount of, and any accrued, past due and additional interest on, all classes of the Series 20[●]-[●] notes;

•	the date on which a sale of assets in the issuing entity has taken place following an event of default and acceleration of the Series 20[●]-[●] notes; and

•	the Series Legal Maturity Date,

in each case after giving effect to all deposits, allocations, reimbursements, reallocations, sales of assets and payments to be made on such date.

Series Available Principal Collections and Shared Excess Available Principal Collections, if any, allocated from other series of notes, will be paid to the Class A noteholders on each Distribution Date until the earliest of:

•	the payment in full of the Stated Principal Amount of, and any accrued, past due and additional interest on, the Class A notes;

•	the date on which a sale of assets in the issuing entity has taken place following an event of default and acceleration of the Series 20[●]-[●] notes; and

•	the Series Legal Maturity Date.

If an early amortization event occurs during the Controlled Accumulation Period, on the next Distribution Date, any amount on deposit in the Principal Funding Account will be paid to the Class A noteholders up to the Stated Principal Amount of the Class A notes.

For a discussion of events that might lead to the commencement of the Early Amortization Period, see “ – Redemption and Early Amortization of the Notes” and “The Indenture – Early Amortization Events.”

Redemption and Early Amortization of the Notes

If the issuing entity redeems the Series 20[●]-[●] notes, it will do so only to the extent that Finance Charge Collections and Principal Collections and any amounts in the issuing entity accounts not included in Finance Charge Collections and Principal Collections allocated to the Series 20[●]-[●] notes are sufficient to redeem or repay Series 20[●]-[●] notes in full. A noteholder will have no claim against the issuing entity if the issuing entity fails to make a required redemption or repayment before the Series Legal Maturity Date because no funds are available for that purpose. The failure to redeem or repay before the Series Legal Maturity Date under these circumstances will not be an event of default.

Optional Redemption

The issuing entity or the transferor may, at its option, redeem the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes before its expected final distribution date in whole but not in part at any time when the Outstanding Principal Amount of the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes is less than 10% of the highest Outstanding Principal Amount at any time for the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes, but in no event will such optional redemption occur if 25% or more of the initial principal amount of the Series 20[●]-[●] notes is still outstanding. This redemption option is referred to as a “clean-up call.”

If the issuing entity redeems the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes, it will notify the registered holders of the Series 20[●]-[●] notes or class of the Series 20[●]-[●] notes at least 30 days prior to the redemption date. The redemption price will equal 100% of the Outstanding Principal Amount, plus accrued, past due and additional interest up to but excluding the date of redemption.

If the issuing entity is unable to pay the redemption price in full on the redemption date, monthly payments will thereafter be made until the earlier to occur: either (i) the principal of and accrued interest on the Series 20[●]-[●] notes are paid in full or (ii) the Series Legal Maturity Date occurs, whichever is earlier. Any funds in any supplemental issuer account allocable to the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes and funds in the Principal Funding Account, will be applied to make the principal and interest payments on the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes on the redemption date.

Early Amortization

If an early amortization event occurs, the issuing entity will be required to repay the affected notes before the expected final distribution date. Following an early amortization event, repayment of principal prior to the expected final distribution date will be made only to the extent funds are available for repayment after giving effect to all allocations and reallocations. The issuing entity will give notice to the noteholders of the occurrence of an early amortization event.

The following events will be an early amortization event for the Series 20[●]-[●] notes:

•	if the Quarterly Excess Spread Percentage is less than the Required Quarterly Excess Spread Percentage;

•	if, within five Business Days after the day on which it is required to do so, the transferor does not transfer additional receivables to the issuing entity;

•

any Servicer Default, as described in “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Servicer Default,” occurs that would have a material adverse effect on the Series 20[●]-[●] noteholders;

•	the failure to pay the Series 20[●]-[●] notes in full on the expected final distribution date;

•	the occurrence of an event of default and acceleration of the Series 20[●]-[●] notes;

•

the (i) failure on the part of the transferor to make any payment or deposit required to be made by it by the terms of the transfer agreement on or before the date occurring five Business Days after the date such payment or deposit is required to be made therein or (ii) failure of the transferor duly to observe or perform in any material respect any of its respective covenants or agreements set forth in the transfer agreement, which failure has a material adverse effect on the Series 20[●]-[●] noteholders and which continues unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, will have been given to the transferor by the indenture trustee, or to the transferor and the indenture trustee by any noteholder of the Series 20[●]-[●] notes;

•	the issuing entity becoming an “investment company” within the meaning of the Investment Company Act;

•	the occurrence of a bankruptcy or insolvency event with respect to the transferor;

•	the occurrence of a bankruptcy or insolvency event with respect to the bank; or

•	the bank becomes unable for any reason to transfer Receivables to the transferor or the transferor becomes unable for any reason to transfer Receivables to the issuing entity.

Subordination of Interest and Principal

The Class B notes are subordinated to the Class A notes. Interest payments will be made on the Class A notes before they are made on the Class B notes. Principal payments on the Class B notes will not begin until the Class A notes have been paid in full. If the Series Allocation Amount is reduced due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, the principal of and interest on the Class B notes may not be paid in full. If there is a sale of assets in the issuing entity (i) following an event of default and acceleration of the Series 20[●]-[●] notes or (ii) on the Series Legal Maturity Date, as described in “Deposit and Application of Funds – Sale of Assets,” the net proceeds of that sale which are available to pay principal of and interest on the Series 20[●]-[●] notes will be paid first to the Class A notes before any remaining net proceeds will be available for payments due to the Class B notes.

Issuing Entity Assets and Accounts

The Assets of the Issuing Entity

As of the date of this prospectus, the issuing entity’s primary assets are Receivables arising in designated credit card accounts from Approved Portfolios owned by the bank and funds on deposit in the issuing entity accounts. The Receivables consist of Principal Receivables and Finance Charge Receivables which are in existence as of the closing date and which are created from time to time thereafter.

The sole source of payment for the principal of and interest on the Series 20[●]-[●] notes is provided by:

•

the portion of Principal Collections and Finance Charge Collections allocated to Series 20[●]-[●] (see “Deposit and Application of Funds – Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee”);

•	Series 20[●]-[●]’s allocable share of funds on deposit in the Collection Account and the Excess Funding Account; and

•	funds on deposit in the Principal Funding Account, the Accumulation Reserve Account and the Distribution Account established for Series 20[●]-[●].

The Series 20[●]-[●] noteholders will have no recourse to any other assets of the issuing entity (other than Shared Excess Available Finance Charge Collections, if any, from other series in Shared Excess Available Finance Charge Collections Group [●] and Shared Excess Available Principal Collections, if any, from other series in Shared Excess Available Principal Collections Group [●]), or recourse to any other person or entity for payment of principal of and interest on the Series 20[●]-[●] notes.

The Issuing Entity Accounts

For a description of the issuing entity accounts established for the benefit of all series of notes, including the Collection Account and the Excess Funding Account, see “Sources of Funds to Pay the Notes.”

In connection with Series 20[●]-[●], the issuing entity will establish a Principal Funding Account, an Accumulation Reserve Account and a Distribution Account for the benefit of the Series 20[●]-[●] noteholders.

Principal Funding Account

The issuing entity will establish a Principal Funding Account into which Series Available Principal Collections and Shared Excess Available Principal Collections, if any, allocated from other series of notes, will be deposited during the Controlled Accumulation Period. Those Principal Collections will be used to make payments on principal of the Series 20[●]-[●] notes on the expected final distribution date, or, if earlier, the first Distribution Date in the Early Amortization Period. For a discussion of the timing and amount of principal to be deposited into the Principal Funding Account, see “ – Principal Payments.”

Accumulation Reserve Account

The issuing entity will establish an Accumulation Reserve Account to cover shortfalls in investment earnings on amounts on deposit in the Principal Funding Account.

If more than one deposit is required to be deposited into the Principal Funding Account to pay the principal of the Series 20[●]-[●] notes on the expected final distribution date, the amount required to be deposited into the Accumulation Reserve Account for the Series 20[●]-[●] notes will be [●]% of the Outstanding Principal Amount of the Series 20[●]-[●] notes, or such other amount designated by the issuing entity. Otherwise, the required amount to be deposited into the Accumulation Reserve Account for the Series 20[●]-[●] notes is zero. See “Deposit and Application of Funds – Deposits to the Accumulation Reserve Account.”

Distribution Account

The issuing entity will establish or cause to be established, a Distribution Account into which funds due to the Class A noteholders [and the Class B noteholders] will be deposited on each Transfer Date.

Issuances of New Series and Classes of Notes

The issuing entity may issue a new series or class of notes or issue additional notes of an existing series or class only if the conditions of issuance are met (or waived as described below). Satisfaction of these conditions does not require independent verification. These conditions include:

•

on or prior to the tenth Business Day before the new issuance is to occur, the issuing entity gives the indenture trustee, the owner trustee and each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes, notice of the new issuance;

•

on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee, the owner trustee and each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes a certificate to the effect that:

•

the issuing entity reasonably believes that the new issuance will not (i) cause an early amortization event or event of default with respect to any series or class of notes then outstanding, (ii) materially adversely affect the amount or timing of payments to be made to noteholders of any series or class of notes or (iii) unless otherwise permitted by the indenture, adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes;

•

all instruments furnished to the indenture trustee conform to the requirements of the indenture and constitute sufficient authority under the indenture for the indenture trustee to authenticate and deliver the new notes;

•	the form and terms of the new notes have been established in conformity with the provisions of the indenture;

•

all laws and requirements with respect to the execution and delivery by the issuing entity of the new notes have been complied with, the issuing entity has the trust power and authority to issue the new notes, and the new notes have been duly authorized and delivered by the issuing entity, and, assuming due authentication and delivery by the indenture trustee, constitute legal, valid and binding obligations of the issuing entity enforceable in accordance with their terms, subject to certain limitations and conditions, and are entitled to the benefits of the indenture equally and ratably with all other notes outstanding, if any, subject to the terms of the indenture and each related indenture supplement;

•	the issuing entity will have satisfied such other matters as the indenture trustee may reasonably request.

•

on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee, the owner trustee and each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes an Issuer Tax Opinion;

•	on or prior to the date that the new issuance is to occur, the Rating Agency Condition is satisfied;

•	on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee an indenture supplement relating to the applicable series or class of notes; and

•

as of the date that the new issuance is to occur, (i) the Pool Balance after giving effect to the new issuance is equal to or greater than the Required Pool Balance after giving effect to the new issuance and (ii) the Transferor Amount after giving effect to the new issuance is equal to or greater than the Required Transferor Amount after giving effect to the new issuance.

If the Rating Agency Condition has been satisfied, then any or all of the conditions described above may be waived or modified (other than the delivery of certain tax opinions, as described in the third bullet point above).

The issuing entity and the indenture trustee are not required to provide prior notice to, permit any prior review by or obtain the consent of, any noteholder of any outstanding series or class to issue any additional series or classes of notes or any additional notes of any outstanding series or class of notes.

The issuing entity may from time to time, without notice to or the consent of, the registered holders of a series or class of notes, create and issue additional notes equal in rank to the series or class of notes in all respects – or in all respects except for the payment of interest accruing prior to the issuance date of the further series or class of notes or the first payment of interest following the issuance date of the further series or class of notes. In addition, the transferor may retain notes of a series or class upon initial issuance or upon a reopening of a series or class of notes and may sell them on a subsequent date.

There are no restrictions on the timing or amount of any issuance of additional notes of an outstanding series or class of notes, so long as the conditions described above are met or waived. As of the date of any issuance of additional notes of an outstanding series or class of notes, the Stated Principal Amount, Outstanding Principal Amount and Allocation Amount of that class will be increased to reflect the principal amount of the additional notes.

When issued, the additional notes of a series or class will be equally and ratably entitled to the benefits of the indenture and the related indenture supplement as applicable to the previously issued notes of such series or class without preference, priority or distinction.

Payments on Notes; Paying Agent

The notes offered by this prospectus will be delivered in book-entry form and payments of principal of and interest on the notes will be made in U.S. dollars as described under “ – Book-Entry Notes.”

The issuing entity, the indenture trustee and any agent of the issuing entity or the indenture trustee will treat the registered holder of any note as the absolute owner of that note, whether or not the note is overdue and notwithstanding any notice to the contrary, for the purpose of making payment and for all other purposes.

The issuing entity will make payments on a note to the registered holder of the note at the close of business on the record date established for the related Distribution Date.

The issuing entity has designated the corporate trust office of U.S. Bank Trust Company, National Association, as indenture trustee, in St. Paul, Minnesota as its paying agent for the notes of each series. The issuing entity will identify any other entities appointed to serve as paying agents on a series or class of notes in the prospectus or information memorandum. The issuing entity may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, the issuing entity will be required to maintain an office, agency or paying agent in each place of payment for a series or class of notes.

After notice by publication, all funds paid to a paying agent for the payment of the principal of or interest on any note of any series which remains unclaimed at the end of two years after the principal or interest becomes due and payable will be paid to the issuing entity. After funds are paid to the issuing entity, the holder of that note, as an unsecured general creditor, may look only to the issuing entity for payment of that principal or interest.

Denominations

The notes offered by this prospectus will be issued in denominations of $[100,000] and multiples of $[1,000] in excess of that amount.

Record Date

The record date for payment of the notes offered by this prospectus will be the last day of the calendar month immediately preceding the related Distribution Date.

Governing Law

The laws of the State of New York will govern the notes and the indenture.

Form, Exchange and Registration and Transfer of Notes

The notes offered by this prospectus will be issued in registered form. The notes will be represented by one or more global notes registered in the name of The Depository Trust Company, as depository, or its nominee. We refer to each beneficial interest in a global note as a book-entry note. For a description of the special provisions that apply to book-entry notes, see “ – Book-Entry Notes.”

A holder of notes may exchange those notes for other notes of the same class of any authorized denominations and of the same aggregate Stated Principal Amount, expected final distribution date and Series Legal Maturity Date, and of like terms.

Any holder of a note may present that note for registration of transfer, with the form of transfer properly executed, at the office of the note registrar or at the office of any transfer agent that the issuing entity designates. Unless otherwise provided in the note to be transferred or exchanged, holders of notes will not be charged any service charge for the exchange or transfer of their notes. Holders of notes that are to be transferred or exchanged will be liable for the payment of any taxes or other governmental charges described in the indenture (and any supplement thereto) before the transfer or exchange will be completed. The note registrar or transfer agent, as the case may be, will effect a transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

The issuing entity has appointed U.S. Bank Trust Company, National Association, as indenture trustee, as the note registrar and transfer agent for the notes. The issuing entity also may at any time designate additional transfer agents for any series or class of notes. The issuing entity may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. However, the issuing entity will be required to maintain a transfer agent in each place of payment for a series or class of notes.

[The prospectus may state that application will be made to list the related series or class of notes on the Luxembourg Stock Exchange or another exchange.]

Book-Entry Notes

The notes offered by this prospectus will be delivered in book-entry form. This means that, except under the limited circumstances described under “ – Definitive Notes,” purchasers of notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive paper form. Instead, upon issuance, all of the notes of a class will be represented by one or more fully registered permanent global notes, without interest coupons.

Each global note will be held by a securities depository named The Depository Trust Company and will be registered in the name of its nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC or its nominee will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of notes for purposes of the indenture.

The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held, is used because it eliminates the need for physical movement of securities. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability to own or transfer book-entry notes.

Purchasers of notes in the United States may hold interests in the global notes through DTC, either directly, if they are participants in that system – such as a bank, brokerage house or other institution that maintains securities accounts for customers with DTC or its nominee – or otherwise indirectly through a participant in DTC. Purchasers of notes in Europe may hold interests in the global notes through Clearstream Banking.

Because DTC will be the only registered owner of the global notes, Clearstream Banking will hold positions through its U.S. depositories, which in turn will hold positions on the books of DTC.

As long as the notes are in book-entry form, they will be evidenced solely by entries on the books of DTC, its participants and any indirect participants. DTC will maintain records showing:

•	the ownership interests of its participants, including the U.S. depositories; and

•	all transfers of ownership interests between its participants.

The participants and indirect participants, in turn, will maintain records showing:

•	the ownership interests of their customers, including indirect participants, that hold the notes through those participants; and

•	all transfers between these persons.

Thus, each beneficial owner of a book-entry note will hold its note indirectly through a hierarchy of intermediaries, with DTC at the “top” and the beneficial owner’s own securities intermediary at the “bottom.”

The issuing entity, the indenture trustee and their agents will not be liable for the accuracy of, and are not responsible for maintaining, supervising or reviewing DTC’s records or any participant’s records relating to book-entry notes. The issuing entity, the indenture trustee and their agents also will not be responsible or liable for payments made on account of the book-entry notes.

Until Definitive Notes are issued to the beneficial owners as described under “ – Definitive Notes,” all references to “holders” of notes means DTC. The issuing entity, the indenture trustee and any paying agent, transfer agent or notes registrar may treat DTC as the absolute owner of the notes for all purposes.

Beneficial owners of book-entry notes should realize that the issuing entity will make all distributions of principal of and interest on their notes to DTC and will send all required reports and notices solely to DTC as long as DTC is the registered holder of the notes. DTC and the participants are generally required to receive and transmit all distributions, notices and directions from the indenture trustee to the beneficial owners through the chain of intermediaries.

Similarly, the indenture trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture (and any supplement thereto), each person owning a beneficial interest in the notes must rely on the procedures of DTC and, in some cases, Clearstream Banking. If the beneficial owner is not a participant in that system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised the issuing entity that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions it takes at the direction of other participants and beneficial owners.

Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

Beneficial owners of book-entry notes should also realize that book-entry notes may be more difficult to pledge because of the lack of a physical note. A beneficial owner may also experience delays in receiving distributions on his or her notes since distributions will initially be made to DTC and must be transferred through the chain of intermediaries to the beneficial owner’s account.

The Depository Trust Company

DTC is a limited-purpose trust company organized under the New York Banking Law and is a “banking institution” within the meaning of the New York Banking Law. DTC is also a member of the Federal Reserve, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under Section 17A of the Securities Exchange Act. DTC was created to hold securities deposited by its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thus eliminating the need for physical movement of securities. DTC is indirectly owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

[Clearstream Banking

As a licensed credit institution in Luxembourg, Clearstream Banking is supervised by the Commission de Surveillance du Secteur Financier and must comply with financial, legal, regulatory and statutory reporting banking requirements as specified in the law on the financial sector (as subsequently amended) of 5 April 1993. As a securities settlement system in which the Banque Centrale du Luxembourg (“BCL”) participates, Clearstream Banking is also supervised by BCL and must report according to and comply with rules and recommendations by the BCL (especially relating to systemic risks). Clearstream Banking is a wholly-owned subsidiary of Deutsche Börse AG. Clearstream Banking holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfers between their accounts.

Clearstream Banking provides various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Over 300,000 domestic and internationally traded bonds, equities and investment funds are currently deposited with Clearstream Banking.

Clearstream Banking’s customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream Banking’s U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream Banking has approximately 2,500 customers located in over 110 countries, including all major European countries, Canada, and the United States. Indirect access to Clearstream Banking is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream Banking.]

Distributions on Book-Entry Notes

The issuing entity will make distributions of principal of and interest on book-entry notes to DTC. These payments will be made in immediately available funds by the issuing agent’s paying agent, U.S. Bank Trust Company, National Association, as indenture trustee, at the office of the paying agent in St. Paul, Minnesota that the issuing entity designates for that purpose.

Upon receipt of any payment of principal of or interest on a global note, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts with payments in amounts proportionate to the participants’ respective beneficial interests in the Stated Principal Amount of the global note as shown on the records of DTC. Payments by participants to beneficial owners of book-entry notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

Distributions on book-entry notes held beneficially through Clearstream Banking will be credited to cash accounts of Clearstream Banking participants in accordance with its rules and procedures, to the extent received by its U.S. depository.

In the event Definitive Notes are issued, distributions of principal of and interest on Definitive Notes will be made directly to the holders of the Definitive Notes in whose names the Definitive Notes were registered at the close of business on the related record date.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Banking participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Banking and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Banking participants, on the other, will be effected in DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by the U.S. depositories. However, cross-market transactions of this type will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Banking participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits to notes received in Clearstream Banking as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the Business Day following a DTC settlement date. The credits to or any transactions in the notes settled during processing will be reported to the Clearstream Banking participants on that Business Day. Cash received in Clearstream Banking as a result of sales of notes by or through a Clearstream Banking participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream Banking cash account only as of the Business Day following settlement in DTC.

Although DTC and Clearstream Banking have agreed to these procedures in order to facilitate transfers of notes among participants of DTC and Clearstream Banking, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Definitive Notes

Beneficial owners of book-entry notes may exchange those notes for physical form or Definitive Notes registered in their name only if:

•	DTC is unwilling or unable to continue as depository for the global notes or ceases to be a registered “clearing agency” and the issuing entity is unable to find a qualified replacement for DTC;

•	the issuing entity, in its sole discretion, elects to terminate its participation in the book-entry system through DTC; or

•

any event of default has occurred with respect to those book-entry notes and beneficial owners evidencing more than 50% of the unpaid Outstanding Principal Amount of the notes of the related series or class advise the indenture trustee and DTC that the continuation of a book-entry system is no longer in the best interests of those beneficial owners.

If any of these three events occurs, DTC is required to notify the beneficial owners through the chain of intermediaries that the Definitive Notes are available. The appropriate global note will then be exchangeable in whole for Definitive Notes in registered form of like tenor and of an equal aggregate Stated Principal Amount, in specified denominations. Definitive Notes will be registered in the name or names of the person or persons specified by DTC in a written instruction to the note registrar. DTC may base its written instruction upon directions it receives from its participants. Thereafter, the holders of the Definitive Notes will be recognized as the “holders” of the notes under the indenture (and any supplement thereto).

Replacement of Notes

The issuing entity will replace at the expense of the holder any mutilated note upon surrender of that note to the indenture trustee. The issuing entity will replace at the expense of the holder any notes that are destroyed, lost or stolen upon delivery to the indenture trustee of evidence of the destruction, loss or theft of those notes satisfactory to the issuing entity and the indenture trustee. In the case of a destroyed, lost or stolen note, the issuing entity and the indenture trustee may require the holder of the note to provide an indemnity satisfactory to the indenture trustee and the issuing entity before a replacement note will be issued, and the issuing entity may require the payment of a sum sufficient to cover any tax or other governmental charge, and any other expenses (including the fees and expenses of the indenture trustee) in connection with the issuance of a replacement note.

Deposit and Application of Funds

The Series 20[●]-[●] indenture supplement specifies how Series Available Finance Charge Collections, Series Available Principal Collections and other amounts allocated to the Series 20[●]-[●] notes will be deposited into the issuing entity accounts established for the Series 20[●]-[●] notes to provide for the payment of interest on and principal of Series 20[●]-[●] notes as payments become due. The following sections summarize those provisions.

Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee

Pursuant to the indenture, the servicer will, on the second Business Day following each Date of Processing, allocate the Finance Charge Collections and Principal Collections among the interests of the holders of the various series of notes and the Transferor Interest. In addition, on or prior to each Determination Date, the servicer will allocate the Servicing Fee, the Default Amount, Interchange, Merchant Discount Fees, and any interest and other investment earnings on the Collection Account among the interests of the holders of the various series of notes and the Transferor Interest.

The servicer’s compliance with its obligations under the servicing agreement will be independently verified as described under “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Evidence as to Compliance.”

With respect to each Date of Processing, the servicer will allocate the Finance Charge Collections to the Series 20[●]-[●] notes in an amount equal to the product of:

•	the Series Floating Allocation Percentage for such Date of Processing; and

•	the amount of Finance Charge Collections processed on such Date of Processing.

With respect to each Monthly Period, the servicer will allocate Interchange to the Series 20[●]-[●] notes in an amount equal to the product of:

•	the Monthly Allocation Percentage for Series 20[●]-[●] for such Monthly Period; and

•	the amount of Interchange, if any, attributable to the accounts for such Monthly Period.

With respect to each Monthly Period, the servicer will allocate Merchant Discount Fees to the Series 20[●]-[●] notes in an amount equal to the product of:

•	the Monthly Allocation Percentage for Series 20[●]-[●] for such Monthly Period; and

•	the amount of Merchant Discount Fees, if any, attributable to the accounts for such Monthly Period.

With respect to each Monthly Period, the servicer will allocate a portion of the interest and other investment earnings on the Collection Account to Series 20[●]-[●] in an amount equal to the product of:

•	the Monthly Allocation Percentage for Series 20[●]-[●] for such Monthly Period; and

•	all interest and other investment earnings (net of losses and investment expenses), if any, accrued during the Monthly Period and credited to the Collection Account.

The Finance Charge Collections, Interchange, Merchant Discount Fees, and the portion of the interest and other investment earnings on the Collection Account allocated to Series 20[●]-[●] as described above are referred to in this prospectus as “Series Finance Charge Collections.” This may include any Reallocated Principal Collections.

In addition, with respect to each Date of Processing, the servicer will allocate the Principal Collections to the Series 20[●]-[●] notes in an amount equal to the product of:

•	the Series Principal Allocation Percentage for such Date of Processing; and

•	the amount of Principal Collections processed on such Date of Processing.

With respect to each Monthly Period, the servicer will allocate to Series 20[●]-[●] a portion of the Servicing Fee in an amount equal to the product of:

•	the Monthly Allocation Percentage for Series 20[●]-[●] for such Monthly Period; and

•	the Servicing Fee for such Monthly Period.

With respect to each Monthly Period, the servicer will allocate to Series 20[●]-[●] a portion of the Default Amount in an amount equal to the product of:

•	the Monthly Allocation Percentage for Series 20[●]-[●] for such Monthly Period; and

•	the Default Amount for such Monthly Period.

For a detailed description of the percentage used in allocating Finance Charge Collections to the Series 20[●]-[●] notes, see the definition of “Series Floating Allocation Percentage” in the “Glossary of Defined Terms.” For a detailed description of the percentage used in allocating the Servicing Fee, the Default Amount, Interchange, Merchant Discount Fees, and any interest and other investment earnings on the Collection Account to the Series 20[●]-[●] notes, see the definition of “Monthly Allocation Percentage,” “Series Servicing Fee” and “Series Default Amount” in the “Glossary of Defined Terms.” For a detailed description of the percentage used in allocating Principal Collections to the Series 20[●]-[●] notes, see the definition of “Series Principal Allocation Percentage” in the “Glossary of Defined Terms.”

With respect to each series or class of notes, upon a sale of assets in the issuing entity following (i) an event of default and acceleration or (ii) the legal maturity date, as described under “ – Sale of Assets,” the Allocation Amount will be reduced to zero. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to that series or class of notes.

With respect to each Date of Processing, the servicer will allocate to the holder of the Transferor Interest, the Transferor Allocation Percentage of Finance Charge Collections and Principal Collections. In addition, with respect to each Monthly Period, the servicer will allocate to the holder of the Transferor Interest, the Transferor Allocation Percentage of the Servicing Fee, the Default Amount, Interchange, Merchant Discount Fees, and any interest and other investment earnings on the Collection Account. If, as of the end of any Monthly Period, (i) the Transferor Amount is, or as a result of a payment to be made on the related Transfer Date would become, less than the Required Transferor Amount, (ii) if the Pool Balance is, or as a result of a payment to be made on the related Transfer Date would become, less than the Required Pool Balance, or (iii) if the seller’s interest is, or as a result of a payment to be made on the related Transfer Date would become, less than the required seller’s interest amount, Principal Collections will be deposited into the Excess Funding Account before being paid to the holder of the Transferor Interest.

[In the case of a series of notes having more than one class, Principal Collections, Finance Charge Collections, the Servicing Fee, the Default Amount, Interchange, Merchant Discount Fees, and any interest and other investment earnings on the Collection Account allocated to that series of notes may be further allocated and applied, as applicable, to each class of notes in the manner and order of priority described in the prospectus for such series.]

Release of Principal Collections

Principal Collections allocated to the Series 20[●]-[●] notes as provided in the Series 20[●]-[●] indenture supplement and on deposit in the Collection Account may, upon request made by the servicer on behalf of the transferor to the indenture trustee, on any date be released from the Collection Account solely for the purpose of purchasing Receivables or for other purposes permitted under the indenture and related transaction documents that would not have an adverse effect; provided, however, that such release and transfer is subject to the following limitations:

•	no Principal Collections may be released if an early amortization event has occurred and is continuing for one or more series of notes in Shared Excess Available Principal Collections Group [●]; and

•

if one or more series of notes in Shared Excess Available Principal Collections Group [●] is in a period in which Principal Collections are required to be deposited into an accumulation account or paid to noteholders of such series (excluding any optional amortization amounts), no Principal Collection for such Monthly Period may be released if the amount of Principal Collections remaining in the Collection Account for such Monthly Period allocable to Shared Excess Available Principal Collections Group [●] would be less than the sum of the required principal deposits and payments (excluding any optional amortization amounts for such series) with respect to the Distribution Date for the related Monthly Period for all series of notes in Shared Excess Available Principal Collections Group [●] in amortization periods for which deposits or payments are required.

Payments of Interest, Fees and Other Items

On each Distribution Date the Series Finance Charge Collections along with certain other amounts described in the definition of “Series Available Finance Charge Collections” in the “Glossary of Defined Terms” will be applied by the indenture trustee (or paying agent on its behalf) in the following order and priority:

•

first, an amount equal to the Class A Monthly Interest plus Class A Additional Interest due for the related Distribution Date and past due for any prior Distribution Dates, will be withdrawn from the Collection Account on the Transfer Date and deposited into the Distribution Account to be held in the Distribution Account and paid to the Class A noteholders on that Distribution Date;

•

second, an amount equal to the Series Servicing Fee due for such Distribution Date and past due for any prior Distribution Date, will be paid to the servicer (unless such amount has been retained by the servicer and not deposited into the Collection Account as described under “Sources of Funds to Pay the Notes – Deposits in Collection Account”);

•

third, an amount equal to the Class B Monthly Interest plus Class B Additional Interest due for the related Distribution Date and past due for any prior Distribution Dates, will be withdrawn from the Collection Account on the Transfer Date and deposited into the Distribution Account to be held in the Distribution Account and paid to the Class B noteholders on that Distribution Date;

•	fourth, an amount equal to the Series Default Amount for such Distribution Date will be treated as Series Available Principal Collections;

•

fifth, an amount equal to the unreimbursed reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past amounts due thereon will be treated as Series Available Principal Collections;

•	sixth, from and after the Accumulation Reserve Account Funding Date, to make deposits, if any are required, to the Accumulation Reserve Account;

•

seventh, following an event of default and acceleration of the Series 20[●]-[●] notes, the balance, if any, up to the Outstanding Principal Amount of the Series 20[●]-[●] notes less the amount of Series Available Principal Collections (less any amount released from the Collection Account pursuant to the Series 20[●]-[●] indenture supplement) on deposit in the Collection Account allocated to Series 20[●]-[●] on that Distribution Date will be treated as Series Available Principal Collections;

•

eighth, the balance will be treated as Shared Excess Available Finance Charge Collections and will be available to cover any shortfalls in Finance Charge Collections allocated to other series in Shared Excess Available Finance Charge Collections Group [●], if applicable; and

•

ninth, to make payments of other obligations of the issuing entity under any of the transaction documents, if applicable; and the remaining amount will be paid to the holder of the Transferor Interest.

If Series Available Finance Charge Collections are not sufficient to make all required payments and applications as described above, Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, may be available to make such required payments. Shared Excess Available Finance Charge Collections allocated to the Series 20[●]-[●] notes will be applied in the same manner and priority as Series Available Finance Charge Collections described above. While any series of notes may be included in Shared Excess Available Finance Charge Collections Group [●], there can be no assurance that additional series will be included in Shared Excess Available Finance Charge Collections Group [●] or that there will be any Shared Excess Available Finance Charge Collections. See “ – Shared Excess Available Finance Charge Collections.”

Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections

The Series Default Amount represents Series 20[●]-[●]’s share of losses from the Trust Portfolio. On or prior to each Determination Date, the servicer will calculate the Series Default Amount, if any, for the prior Monthly Period. If the Series Default Amount exceeds the amount of Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, then the Series Allocation Amount will be reduced by the excess. This excess is referred to as a “charge-off.”

On each Distribution Date, if the sum of Class A Monthly Interest, the Series Servicing Fee and past due amounts thereon cannot be paid from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, then Reallocated Principal Collections will be used to pay these amounts and the Series Allocation Amount will be reduced accordingly. However, with respect to Class A Monthly Interest, the Series Servicing Fee and past due amounts thereon, the amount of these Reallocated Principal Collections cannot exceed the Class B stated principal amount, minus any reductions due to charge-offs resulting from any uncovered series default amount and due to Reallocated Principal Collections previously used to pay such shortfalls and which have not been reimbursed.

In no event will the Series Allocation Amount be reduced below zero. Reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections may be reimbursed from subsequent Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, available to fund this amount. A reduction in the Series Allocation Amount will reduce the allocation of Finance Charge Collections and Principal Collections to Series 20[●]-[●]. If the Series Allocation Amount is reduced to zero, Series 20[●]-[●] will not receive any further allocations of Finance Charge Collections and Principal Collections.

Payments of Principal

The indenture trustee (or paying agent on its behalf) will apply Series Available Principal Collections as follows:

•

on or before each Distribution Date with respect to the revolving period, all Series Available Principal Collections, less any amount released from the Collection Account pursuant to the Series 20[●]-[●] indenture supplement, will be treated as Shared Excess Available Principal Collections and applied as described in “ – Shared Excess Available Principal Collections”; and

•

with respect to the Controlled Accumulation Period or the Early Amortization Period, an amount equal to the Series Available Principal Collections, less any amount released from the Collection Account pursuant to the Series 20[●]-[●] indenture supplement, will be distributed or deposited on the following dates and in the following order of priority:

•

first, during the Controlled Accumulation Period, and prior to the payment in full of the Class A notes and the Class B notes, an amount equal to the Series Monthly Principal for each Distribution Date will be deposited in the Principal Funding Account on such Distribution Date; provided, however, that with respect to the calendar month in which the Expected Final Distribution Date occurs, such deposit will be made on the applicable Transfer Date;

•

second, during the Early Amortization Period, on each Transfer Date an amount equal to the lesser of (i) the Series Monthly Principal for the related Distribution Date and (ii) the Class A Stated Principal Amount, will be deposited into the Distribution Account and on the related Distribution Date will be paid to the Class A noteholders until the Class A notes have been paid in full;

•

third, during the Early Amortization Period, on each Distribution Date, after giving effect to the deposit on the related Transfer Date referred to in the immediately preceding paragraph, an amount equal to the Series Monthly Principal for such Distribution Date remaining, if any, will be paid to the Class B noteholders until the Class B notes have been paid in full; and

•

fourth, on each Distribution Date during the Controlled Accumulation Period and the Early Amortization Period, the balance of Series Available Principal Collections not applied as described above will be treated as Shared Excess Available Principal Collections and applied as described in “ – Shared Excess Available Principal Collections.”

On the earlier to occur of the Transfer Date relating to (i) the first Distribution Date with respect to the Early Amortization Period and (ii) the Expected Final Distribution Date, the indenture trustee will withdraw from the Principal Funding Account and deposit into the Distribution Account from Series Available Principal Collections an amount up to the Class A Stated Principal Amount and will apply such funds to the Class A noteholders until the Class A notes have been paid in full. After giving effect to the immediately preceding sentence, on the earlier to occur of (i) the first Distribution Date with respect to the Early Amortization Period and (ii) the Expected Final Distribution Date, the indenture trustee will withdraw from the Principal Funding Account and apply the remaining Series Available Principal Collections to the Class B noteholders until the Class B notes have been paid in full.

Limit on Allocations of Series Available Principal Collections and Series Available Finance Charge Collections

The Series 20[●]-[●] notes will be allocated Series Principal Collections and Series Finance Charge Collections solely to the extent of the Series Allocation Amount. Therefore, if the Series Allocation Amount has been reduced due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, the Series 20[●]-[●] notes will not be allocated Principal Collections or Finance Charge Collections to the extent of such reductions. However, any funds in the Principal Funding Account, the Accumulation Reserve Account or the Distribution Account will still be available to pay principal of and interest on the Series 20[●]-[●] notes. Moreover, it is possible for the Series Allocation Amount to be increased by subsequent allocations of Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes. However, there are no assurances that there will be any Series Available Finance Charge Collections or Shared Excess Available Finance Charge Collections available to increase the Series Allocation Amount.

Sale of Assets

Assets in the issuing entity may be sold (i) following an event of default and acceleration of the Series 20[●]-[●] notes and (ii) on the Series Legal Maturity Date. See “The Indenture – Events of Default.”

If an event of default occurs and the Series 20[●]-[●] notes are accelerated before the Series Legal Maturity Date, the issuing entity may sell assets if the conditions described in “The Indenture – Events of Default” and “ – Events of Default Remedies” are satisfied. This sale will take place at the option of the indenture trustee or at the direction of the holders of more than 66 2⁄3% of the aggregate Outstanding Principal Amount of the Series 20[●]-[●] notes. However, a sale will only be permitted if at least one of the following conditions is met:

•	the holders of 90% of the Outstanding Principal Amount of the Series 20[●]-[●] notes consent;

•	the net proceeds of such sale, plus amounts on deposit in the issuing entity accounts would be sufficient to pay all amounts due on the Series 20[●]-[●] notes; or

•

the indenture trustee in consultation with the servicer determines that the funds to be allocated to the Series 20[●]-[●] notes, including (i) Series Available Finance Charge Collections and Series Available Principal Collections and (ii) amounts on deposit in the issuing entity accounts may not be sufficient on an ongoing basis to make all payments on the Series 20[●]-[●] notes as such payments would have become due if such obligations had not been declared due and payable, and holders of more than 66 2⁄3% of the aggregate Outstanding Principal Amount of the Series 20[●]-[●] notes consent to the sale.

If the Series Allocation Amount is greater than zero on the Series Legal Maturity Date, after giving effect to any allocations, deposits and payments to be made on such date, the sale of assets in the issuing entity will take place.

The principal amount of assets designated for sale will be an amount not to exceed the Series Allocation Amount as of the close of business on the day preceding such sale, plus any related Finance Charge Receivables. Proceeds from such a sale will be paid in the following priority: first, to (i) pay all compensation, indemnification and other amounts owed to the indenture trustee for services rendered in connection with the indenture (and any indenture supplement thereto) and (ii) pay all indemnification amounts owed to the owner trustee in connection with the trust agreement, second, to the Class A noteholders, until the Stated Principal Amount of the Class A notes and all current and past due Class A Monthly Interest and Class A Additional Interest has been paid in full, third, to the Class B noteholders, until the Stated Principal Amount of the Class B notes and all current and past due Class B Monthly Interest and Class B Additional Interest has been paid in full, and fourth, to pay any remaining amounts to the issuing entity.

The Series Allocation Amount will be reduced to zero upon such sale even if the proceeds of that sale and amounts on deposit in the issuing entity accounts for the Series 20[●]-[●] notes are not enough to pay all remaining amounts due on the Series 20[●]-[●] notes. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to Series 20[●]-[●]. Noteholders will receive the proceeds of the sale, but no more than the Outstanding Principal Amount of the Series 20[●]-[●] notes, plus all accrued, unpaid and additional interest. The Series 20[●]-[●] notes will no longer be outstanding under the indenture or any indenture supplement thereto once the sale of assets has been completed in accordance with the provisions of the indenture.

After giving effect to a sale of assets for the Series 20[●]-[●] notes, the amount of proceeds on deposit in the Principal Funding Account or (without duplication) the Distribution Account may be less than the Outstanding Principal Amount of the Series 20[●]-[●] notes. This deficiency can arise because of unreimbursed reductions in the Series Allocation Amount or if the sale price for the assets was less than the Outstanding Principal Amount of the Series 20[●]-[●] notes. These types of deficiencies will not be reimbursed. See “Risk Factors – Transaction Structure Risks – Allocations of default amounts on principal receivables or uncovered dilution could result in a reduction in payment on your notes – If an event of default occurs, your remedy options are limited and you may not receive full payment of principal and accrued interest.”

Deposits to the Accumulation Reserve Account

Deposits will be required to be made into the Accumulation Reserve Account commencing on the Distribution Date selected by the servicer that is not later than the Distribution Date with respect to the Monthly Period which commences three months prior to the commencement of the Controlled Accumulation Period (which commencement may be subject to postponement as described in “The Notes – Principal Payments – Postponement of Controlled Accumulation Period”); provided, however, subject to the satisfaction of the Rating Agency Condition, deposits to the Accumulation Reserve Account may commence on any later date selected by the servicer (the “Accumulation Reserve Account Funding Date”). The required Accumulation Reserve Account amount with respect to any Distribution Date on or after the Accumulation Reserve Account Funding Date means an amount equal to (i) [●]% of the Outstanding Principal Amount of the Series 20[●]-[●] notes as of the Record Date for the related Distribution Date or (ii) any other amount designated by the transferor; provided, however, if such designation is of a lesser amount, the transferor will provide the servicer and the indenture trustee with evidence that the Rating Agency Condition shall have been satisfied; provided, however, that at any time during which the Controlled Accumulation Period is equal to one month, the required Accumulation Reserve Account amount shall be zero. The Accumulation Reserve Account will be funded from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any as described above in “ – Payments of Interest, Fees and Other Items.”

Withdrawals from the Accumulation Reserve Account

Withdrawals will be made from the Accumulation Reserve Account, but in no event more than the amount on deposit in the Accumulation Reserve Account, in the following order:

•

Interest. On each Determination Date preceding each Distribution Date with respect to the Controlled Accumulation Period, the servicer will calculate the Accumulation Reserve Draw Amount and such amount will be withdrawn from the Accumulation Reserve Account and deposited into the Collection Account on the related Transfer Date and applied as Series Available Finance Charge Collections for such Distribution Date. The Accumulation Reserve Draw Amount means the excess, if any, of the Covered Amount for such Distribution Date over the investment proceeds on the Principal Funding Account for such Distribution Date; provided, however, such amount will be reduced to the extent that funds otherwise would be available for deposit in the Accumulation Reserve Account as described in the sixth bullet point of “ – Payments of Interest, Fees and Other Items” with respect to such Distribution Date. The term “Covered Amount” generally means the amount of interest which would accrue on the amounts in the Principal Funding Account if such amount, not to exceed the Outstanding Principal Amount of the Class A notes, accrued interest at the Class A interest rate and the balance accrued interest at the Class B interest rate.

•

Withdrawals of Excess Amounts. If on any Distribution Date, the amount on deposit in the Accumulation Reserve Account after giving effect to all deposits and withdrawals from the Accumulation Reserve Account exceeds the amount required to be on deposit, the amount of such excess will be withdrawn from the Accumulation Reserve Account and paid to the holders of the Transferor Interest. Upon the earliest to occur of (i) the day on which the Series Allocation Amount is reduced to zero, (ii) the first Distribution Date with respect to an Early Amortization Period, (iii) the expected final distribution date, and (iv) the termination of the issuing entity pursuant to the trust agreement, the indenture trustee (acting in accordance with the instructions of the servicer) after the prior payment of all amounts owing to the Series 20[●]-[●] noteholders which are payable from the Accumulation Reserve Account as provided in this “ – Withdrawals from the Accumulation Reserve Account,” will withdraw from the Accumulation Reserve Account and pay to the holders of the Transferor Interest all amounts available in the Accumulation Reserve Account.

Final Payment of the Notes

Series 20[●]-[●] noteholders are entitled to payment of principal in an amount equal to the Stated Principal Amount of their notes. However, Series Available Principal Collections will be allocated to pay principal on the Series 20[●]-[●] notes only up to the Series Allocation Amount, which will be reduced due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon. In addition, if there is a sale of assets (i) following an event of default and acceleration of the Series 20[●]-[●] notes or (ii) on the Series Legal Maturity Date, as described in “ – Sale of Assets,” the amount of assets sold will not exceed the Series Allocation Amount as of the close of business on the day preceding such sale, plus any related Finance Charge Receivables. If the Series Allocation Amount has been reduced, Series 20[●]-[●] noteholders will receive full payment of principal and interest only to the extent proceeds from the sale of assets and amounts which have been previously deposited into the issuing entity accounts for the Series 20[●]-[●] notes are sufficient to pay the Outstanding Principal Amount of the Series 20[●]-[●] notes, and accrued interest thereon.

Any class of Series 20[●]-[●] notes will be considered to be paid in full, the holders of those notes will have no further right or claim, and the issuing entity will have no further obligation or liability for principal or interest, on the earliest to occur of:

•	the date of payment in full of the Stated Principal Amount of, and all accrued, past due and additional interest on, that class of notes;

•	the date on which a sale of assets in the issuing entity has taken place with respect to Series 20[●]-[●], as described in “– Sale of Assets”; and

•	the Series Legal Maturity Date,

in each case after giving effect to all deposits, allocations, reimbursements, reallocations, sales of assets and payments to be made on such date.

Groups

A series of notes may be included in one or more groups of series that share Principal Collections and/or Finance Charge Collections.

Shared Excess Available Finance Charge Collections

Series 20[●]-[●] is included in a group of series designated as Shared Excess Available Finance Charge Collections Group [●]. Series Available Finance Charge Collections in excess of the amount required to make all required deposits and payments for Series 20[●]-[●] will be made available to other series included in Shared Excess Available Finance Charge Collections Group [●] whose allocation of Finance Charge Collections is not sufficient to make its required deposits and payments. If Series Available Finance Charge Collections are insufficient to make all required deposits and payments, Series 20[●]-[●] will have access to Shared Excess Available Finance Charge Collections, if any, from other series of notes in Shared Excess Available Finance Charge Collections Group [●]. Shared Excess Available Finance Charge Collections allocated to Series 20[●]-[●] will be allocated in the same manner and priority as Series Available Finance Charge Collections as described in “ – Payments of Interest, Fees and Other Items.”

Shared Excess Available Finance Charge Collections will be allocated to cover shortfalls in Finance Charge Collections allocated to other series of notes in Shared Excess Available Finance Charge Collections Group [●], if any. If these shortfalls exceed Shared Excess Available Finance Charge Collections for any Monthly Period, Shared Excess Available Finance Charge Collections will be allocated pro rata among the applicable series of notes in Shared Excess Available Finance Charge Collections Group [●] based on the relative amounts of those shortfalls. Shared Excess Available Finance Charge Collections not needed to cover shortfalls and not required to be deposited in the Excess Funding Account will be paid to the holder of the Transferor Interest.

Shared Excess Available Finance Charge Collections will not be available for application by other series of notes that are not included in Shared Excess Available Finance Charge Collections Group [●].

While any series of notes may be included in Shared Excess Available Finance Charge Collections Group [●], there can be no assurance that additional series will be included in Shared Excess Available Finance Charge Collections Group [●] or that there will be any Shared Excess Available Finance Charge Collections for any Monthly Period.

Shared Excess Available Principal Collections

Series 20[●]-[●] is included in a group of series designated as Shared Excess Available Principal Collections Group [●]. Series Available Principal Collections for any Monthly Period will first be used to cover, with respect to the Controlled Accumulation Period, deposits to the Principal Funding Account, and with respect to the Early Amortization Period, payments to the Series 20[●]-[●] noteholders. Any remaining Series Available Principal Collections for such Monthly Period will be made available to other series included in Shared Excess Available Principal Collections Group [●] whose allocation of Principal Collections is not sufficient to make its required principal deposits and principal payments. If Series Available Principal Collections are not sufficient to make all required principal deposits and principal payments, Series 20[●]-[●] will have access to Shared Excess Available Principal Collections, if any, allocated from other series of notes. Shared Excess Available Principal Collections allocated to Series 20[●]-[●] will be allocated in the same manner and priority as Series Available Principal Collections as described in “ – Payments of Principal.”

Shared Excess Available Principal Collections will be allocated to cover shortfalls in Principal Collections allocated to other series of notes in Shared Excess Available Principal Collections Group [●], if any. If these shortfalls exceed Shared Excess Available Principal Collections for any Monthly Period, Shared Excess Available Principal Collections will be allocated pro rata among the applicable series of notes in Shared Excess Available Principal Collections Group [●] based on the relative amounts of those shortfalls. Shared Excess Available Principal Collections not needed to cover shortfalls will be paid to the holder of the Transferor Interest; provided, that: (i) such Shared Excess Available Principal Collections will be distributed to the holder of the Transferor Interest only to the extent that the Transferor Amount is equal to or greater than the Required Transferor Amount and the Pool Balance is equal to or greater than the Required Pool Balance, and (ii) in certain circumstances described under “Sources of Funds to Pay the Notes – Allocations of Amounts to the Excess Funding Account and Allocations of Amounts on Deposit in the Excess Funding Account,” such Shared Excess Available Principal Collections will be deposited into the Excess Funding Account.

Shared Excess Available Principal Collections will not be available for application by other series of notes that are not included in Shared Excess Available Principal Collections Group [●].

While any series of notes may be included in Shared Excess Available Principal Collections Group [●], there can be no assurance that additional series will be included in Shared Excess Available Principal Collections Group [●] or that there will be any Shared Excess Available Principal Collections for any Monthly Period.

If Principal Collections allocated to a series are shared with another series, the Allocation Amount for the series from which Principal Collections were shared will not be reduced.

Servicer Compensation

The servicer is entitled to receive a monthly servicing fee, referred to as the Servicing Fee, as compensation for its servicing activities and as reimbursement for any expenses incurred by it as servicer. For each month, the Servicing Fee will equal one-twelfth of the product of (a) the Servicing Fee Percentage and (b) the aggregate amount of Principal Receivables as of the close of business on the last day of the prior Monthly Period. The portion of the Servicing Fee allocated to the Series 20[●]-[●] noteholders, referred to as the Series Servicing Fee, will be paid from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, as described in “ – Payments of Interest, Fees and Other Items.”

Underwriting

Subject to the terms and conditions of the underwriting agreement for the Series 20[●]-[●] notes, the issuing entity has agreed to sell to each of the underwriters named below, and each of those underwriters has severally agreed to purchase, the principal amount of the Class A notes [and Class B notes] set forth opposite its name:

Underwriters of the Class A Notes	Stated Principal Amount
[Underwriter No. 1].	$ [●]
[Underwriter No. 2].	$ [●]
[Underwriter No. 3].	$ [●]

[Underwriter No. 4].	$ [●]

Total	$ [●]

[Underwriters of the Class B Notes]	Stated Principal Amount
[Underwriter No. 1].	$ [●]
[Underwriter No. 2].	$ [●]
[Underwriter No. 3].	$ [●]

[Underwriter No. 4].	$ [●]

Total	$ [●]

[The Class B notes will be acquired and held by an affiliate of the issuing entity and are not offered by this prospectus. The Class B notes will be placed directly by the issuing entity with the entity acquiring such notes and will not be sold to the underwriters.]

The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the Class A notes [and Class B notes] is subject to the approval of certain legal matters by their counsel and to certain other conditions.

The underwriters have advised the issuing entity that the several underwriters propose initially to offer the Class A notes [and Class B notes] to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at that public offering price less a concession not in excess of [●]% of the principal amount of the Class A notes [and [●]% of the principal amount of the Class B notes]. The underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of [●]% of the principal amount of the Class A notes [and [●]% of the principal amount of the Class B notes].

After the public offering, the public offering price and other selling terms may be changed by the underwriters.

Each underwriter has represented and agreed, severally and not jointly, that:

•

it has not offered, sold, distributed or otherwise made available and will not offer, sell, distribute or otherwise make available any Series 20[●]-[●] notes to any UK Retail Investor in the United Kingdom (the “UK”), for the purposes of which (i) the expression “UK Retail Investor” means a person who is either one (or both) of the following: (A) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended), and as amended; or (B) not a qualified investor, as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as amended); and (ii) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Series 20[●]-[●] notes to be offered so as to enable an investor to decide to buy or subscribe for the Series 20[●]-[●] notes;

•

it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, as amended (the “FSMA”) with respect to anything done by it in relation to any Series 20[●]-[●] notes in, from or otherwise involving the UK; and

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Series 20[●]-[●] notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the transferor.

Each underwriter has represented and agreed, severally and not jointly, that it has not offered, sold, distributed or otherwise made available and will not offer, sell, distribute or otherwise make available any Series 20[●]-[●] notes to any EU Retail Investor in the European Economic Area, for the purposes of which: (i) the expression “EU Retail Investor” means a person who is one (or more) of the following: (A) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (B) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (10) of Article 4(1) of MiFID II; or (C) not a qualified investor, as defined in Article 2 of Regulation (EU) 2017/1129 (as amended); and (ii) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Series 20[●]-[●] notes to be offered so as to enable an investor to decide to purchase or subscribe for the Series 20[●]-[●] notes.

In connection with the sale of the Class A notes [and Class B notes], the underwriters may, but have no obligation to, engage in:

•

over-allotments, in which members of the syndicate selling the Class A notes [and Class B notes] sell more notes than the issuing entity actually sold to the syndicate, creating a syndicate short position;

•	stabilizing transactions, in which purchases and sales of the Class A notes [and Class B notes] may be made by the members of the selling syndicate at prices that do not exceed a specified maximum;

•

syndicate covering transactions, in which members of the selling syndicate purchase the Class A notes [and Class B notes] in the open market after the distribution has been completed in order to cover syndicate short positions; and

•

penalty bids, by which underwriters reclaim a selling concession from a syndicate member when any of the Class A notes [or the Class B notes] originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A notes [or the Class B notes] to be higher than it would otherwise be. These transactions, if commenced, may be discontinued at any time.

The issuing entity, the transferor and the bank will, jointly and severally, indemnify the underwriters against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriters may be required to make in respect of those liabilities.

The issuing entity will receive proceeds of approximately $[●] from the sale of the Class A notes [and $[●] from the sale of the Class B notes]. This amount represents [●]% of the principal amount of the Class A notes [and [●]% of the principal amount of the Class B notes]. The issuing entity will receive this amount net of the underwriting discount of $[●]. The underwriting discount represents [●]% of the principal amount of the Class A notes [and [●]% of the principal amount of the Class B notes]. Additional offering expenses are estimated to be $[●]. The issuing entity will pay those proceeds to the transferor, who will use the proceeds as described in “Use of Proceeds.”

Transaction Parties

The Issuing Entity

Bread Financial Card Issuance Trust, also referred to as the issuing entity, is a Delaware statutory trust established on January 30, 2026. The issuing entity’s principal offices are in Delaware, in care of BNY Mellon Trust of Delaware, as owner trustee, at the following address: BNY Mellon Trust of Delaware, 103 Bellevue Parkway, Wilmington, DE 19809.

BFF is the depositor and transferor to the issuing entity. Pursuant to a receivables purchase agreement, the bank sells to the transferor its right, title and interest in the Receivables in the accounts designated to be included in the issuing entity’s Portfolio. See “Sources of Funds to Pay the Notes – Description of the Receivables Purchase Agreement.” Those Receivables are then transferred, subject to certain conditions, by the transferor to the issuing entity. See “Sources of Funds to Pay the Notes – Addition of Assets.”

Uniform Commercial Code financing statements have been and will be filed and amended, to the extent appropriate, to perfect the ownership or security interests of the issuing entity and the indenture trustee described herein. See “Risk Factors” for a discussion of risks associated with the issuing entity and the issuing entity’s assets and see “Sources of Funds to Pay the Notes – Description of the Receivables Purchase Agreement,” “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets” and “The Indenture – Issuing Entity Covenants” for a discussion of certain covenants regarding the perfection of security interests.

The issuing entity operates under an amended and restated trust agreement, dated as of June 11, 2026, between BFF, as beneficiary and transferor, and BNY Mellon Trust of Delaware. The issuing entity does not have any officers or directors. Currently, its sole beneficiary is BFF, although affiliates of BFF may be beneficiaries in the future. The powers and duties of the owner trustee are ministerial only. Accordingly, as beneficiary, BFF will direct the owner trustee in the management of the issuing entity and its assets.

The beneficiary and the owner trustee may amend the trust agreement without the consent of the noteholders, the transferor or the indenture trustee upon (i) delivery to the owner trustee and the indenture trustee of an Issuer Tax Opinion, (ii) satisfaction of the Rating Agency Condition, and (iii) an officer’s certificate of the beneficiary addressed and delivered to the owner trustee and the indenture trustee, to the effect that the beneficiary reasonably believes that such amendment will not have an adverse effect at the time of adoption or at any time in the future; provided, however, that such amendment will not significantly change the activities of the issuing entity.

The beneficiary and the owner trustee may further amend the trust agreement to modify, eliminate or add to the provisions of the trust agreement to (i) facilitate compliance with the FDIC Rule or to modify, eliminate or add to the provisions of the trust agreement as a result of changes in laws or regulations applicable to the beneficiary, the owner trustee, the issuing entity, the indenture trustee or the transactions described in the trust agreement or (ii) cause the provisions in the trust agreement to conform to or be consistent with or in furtherance of the statements made with respect to the trust agreement herein, in each case upon delivery by the beneficiary to the indenture trustee and the owner trustee of (x) an officer’s certificate of the beneficiary, dated the date of any such amendment, to the effect that (A) the beneficiary reasonably believes that such amendment will not have an adverse effect or (B) such amendment is required to remain in compliance with the FDIC Rule or any other change of law or regulation which applies to the beneficiary, the owner trustee, the issuing entity, the indenture trustee or the transactions governed by the transaction documents, or such amendment is required to cause the provisions herein to conform to or be consistent with or in furtherance of the statements made with respect to the trust agreement herein and (y) an Issuer Tax Opinion.

The trust agreement may also be amended from time to time by an instrument signed by the beneficiary and the owner trustee to cure any ambiguity or to correct or supplement any defective or inconsistent provision contained in the trust agreement, upon delivery by the beneficiary to the indenture trustee and the owner trustee of an officer’s certificate of the beneficiary, dated the date of any such amendment, to the effect that the beneficiary reasonably believes that such amendment will not have an adverse effect.

In addition, the beneficiary and the owner trustee may amend the trust agreement if holders of not less than (i) in the case of a significant change in the permitted activities of the issuing entity which the issuing entity does not reasonably expect to have an adverse effect on the noteholders, a majority of the aggregate Outstanding Principal Amount of each affected series or class of notes consent, and (ii) in all other cases, 66 2⁄3% of the aggregate Outstanding Principal Amount of each affected series or class of notes consent; however, unless all of the holders of the aggregate Outstanding Principal Amount of each affected series or class of notes consent, the trust agreement may not be amended for the purpose of (a) increasing or reducing the amount of, or accelerating or delaying the timing of, Collections of payments in respect of the Receivables or distributions that are required to be made for the benefit of the noteholders or (b) reducing the percentage of holders of the Outstanding Principal Amount of the notes the holders of which are required to consent to any amendment.

The issuing entity’s activities will include, but not be limited to:

•	acquiring and holding the Receivables and other assets of the issuing entity and the proceeds from these assets;

•	issuing notes;

•	making payments on the notes; and

•	engaging in other activities that are necessary or incidental to accomplish these limited purposes.

As of the date of this prospectus, the issuing entity’s primary assets are:

•	Receivables arising in designated credit card accounts from Approved Portfolios owned by the bank; and

•	funds on deposit in the issuing entity accounts.

In the future, the issuing entity may include Receivables in additional designated credit card accounts from Approved Portfolios owned by the bank. It is not expected that the issuing entity will have any other significant assets or means of capitalization.

The fiscal year for the issuing entity will end on December 31 of each year.

The issuing entity has established a Collection Account for the purpose of receiving Collections on Receivables and any other assets included in the issuing entity. In addition, the issuing entity has established an Excess Funding Account for the purpose of holding Principal Collections that would otherwise be paid to the holder of the Transferor Interest at a time when (i) the Transferor Amount is, or as a result of a payment or otherwise would become, less than the Required Transferor Amount, (ii) the Pool Balance is, or as a result of a payment or otherwise would become, less than the Required Pool Balance, or (iii) if the seller’s interest is, or as a result of a payment to be made on the related Transfer Date would become, less than the required seller’s interest amount.

Receivables originated under the designated credit card accounts included in the issuing entity’s Portfolio consist of amounts charged by accountholders for merchandise and services and cash advances. Receivables in the designated credit card accounts also include Finance Charge Receivables such as interest charges, cash advance fees, late fees, any other fees and charges billed to accountholders, and discount option receivables, if any. See “The Bank’s Credit Card Business.”

The Sponsor

Comenity Capital Bank is a Utah industrial bank and FDIC-insured depository institution, with its headquarters at 12921 South Vista Station Blvd, Suite 100, Draper, UT 84020. The bank issues co-brand general purpose and private label credit card products for nationally recognized retailers and other brand partners and offers direct-to-consumer credit solutions. Products are offered through the bank’s co-brand and private label credit card programs, direct-to-consumer proprietary general purpose credit cards, pay-over-time products, including both installment loan and “split-pay” offerings through its payment technology solution, Bread Pay, and direct-to-consumer, or retail, deposit products, referred to as Bread Savings, primarily in the form of certificates of deposits and high-yield savings accounts. See “The Bank’s Credit Card Business.”

The bank is the sponsor and, as such, organizes and initiates the asset-backed securities transactions of the issuing entity and is responsible for the fees paid to the asset representations reviewer. The bank began its securitization program in September 2008 and historically issued in private transactions, predominantly to banks and asset-backed commercial paper conduits. The bank’s affiliate, Comenity Bank, has securitized a significant portion of the credit card receivables that it has originated since January 1992, issuing notes through both periodic registered issuances and private transactions, and upon the completion of the planned merger of Comenity Bank with and into the bank, the bank will be the surviving entity with over 30 years of combined securitization experience. The bank also is the owner of the credit card accounts and the Receivables of which are sold and transferred to the issuing entity. See “The Bank’s Credit Card Business.” In addition, the bank is the servicer and administrator of the issuing entity. See “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Collection and Other Servicing Procedures” for a description of certain matters relating to the servicer.

As of the date of this prospectus, the bank is regulated and supervised by the Utah Department of Financial Institutions, the FDIC and the CFPB.

The Depositor and Transferor

Bread Financial Funding, LLC is a limited liability company formed as Comenity Capital Credit Company, LLC under the laws of the State of Delaware on June 21, 2019. On December 5, 2025, it filed a certificate of amendment to its certificate of formation with the Delaware Secretary of State and changed its name to Bread Financial Funding, LLC. Its sole member is the bank. BFF is the depositor and transferor of the issuing entity. The address for BFF is 3095 Loyalty Circle, Columbus, Ohio 43219 and its telephone number is (614) 729-4000. BFF was formed for the limited purpose of purchasing, holding, owning and transferring credit card receivables and related activities. Since its formation, BFF has been engaged in securitizing credit card receivables as described in this prospectus and has not engaged in any activities other than activities incidental to securitization.

A description of BFF’s obligations as transferor of the Receivables to the issuing entity can be found in “Sources of Funds to Pay the Notes – Credit Risk Retention,” “ – Required Pool Balance,” “ – Addition of Assets,” “ – Removal of Assets” and “ – Representations, Warranties and Reassignment of Assets.”

The initial capitalization of BFF is by a cash contribution from the bank. Pursuant to a revolving credit agreement, BFF may borrow funds from the bank for the sole purpose of purchasing Receivables from the bank under the receivables purchase agreement. Under the revolving credit agreement, payments from BFF are due only to the extent that those funds are not required for any other purpose and so long as the payment will not cause BFF to default under the transfer agreement.

The Indenture Trustee

U.S. Bank Trust Company, National Association, a national banking association (“U.S. Bank Trust Co.”), will act as Indenture Trustee.

U.S. Bank National Association, a national banking association (“U.S. Bank N.A.”), made a strategic decision to reposition its corporate trust business by transferring substantially all of its corporate trust business to its affiliate, U.S. Bank Trust Co., a non-depository trust company (U.S. Bank N.A. and U.S. Bank Trust Co. are collectively referred to herein as “U.S. Bank”). Upon U.S. Bank Trust Co.’s succession to the business of U.S. Bank N.A., it became a wholly-owned subsidiary of U.S. Bank N.A. The Indenture Trustee will maintain the accounts of the issuing entity in the name of the Indenture Trustee at U.S. Bank N.A.

U.S. Bancorp, with total assets exceeding $700 billion as of March 31, 2026, is the parent company of U.S. Bank N.A., the fifth largest commercial bank in the United States. As of March 31, 2026, U.S. Bancorp operated over 2,000 branch offices in 26 states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with a network of more than 50 domestic offices and international locations in London, England and Dublin, Ireland. The Indenture will be administered from U.S. Bank’s corporate trust office located at 190 South LaSalle Street, Chicago, Illinois 60603 or at such other address as the trustee may designate from time to time.

U.S. Bank has provided corporate trust services since 1924. As of March 31, 2026, U.S. Bank was acting as trustee with respect to over 164,000 issuances of securities with an aggregate outstanding principal balance of over $7.0 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

The Indenture Trustee shall make each monthly noteholders’ statement available to the Noteholders via the indenture trustee’s internet website at https://pivot.usbank.com. Noteholders with questions may direct them to the Indenture Trustee’s bondholder services group at (800) 934-6802.

As of March 1, 2026, U.S. Bank (and its affiliate U.S. Bank Trust National Association) was acting as indenture trustee, registrar and paying agent on 32 issuances of credit card asset-backed securities with an outstanding aggregate principal balance of approximately $14,689,200,000.

U.S. Bank N.A. and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage-backed securities (“RMBS”) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank N.A. and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.

U.S. Bank N.A. denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank N.A. cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.

On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the “DSTs”) that issued securities backed by student loans (the “Student Loans”) filed a lawsuit in the Delaware Court of Chancery against U.S. Bank N.A. in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the “NCMSLT Action”). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank N.A. concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.

U.S. Bank N.A. has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.

U.S. Bank N.A. denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.

The Owner Trustee

BNY Mellon Trust of Delaware (“BNY”) — also referred to herein as the “owner trustee”— is a Delaware banking corporation with trust powers incorporated under the state laws of Delaware. The owner trustee’s principal place of business is located at 103 Bellevue Parkway, Wilmington, DE 19809. BNY is an affiliate of Bank of New York Mellon Corporation. Since 1995, BNY has served as trustee in numerous asset-backed securities transactions involving credit card receivables.

BNY is subject to various legal proceedings that arise from time to time in the ordinary course of business. BNY does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as owner trustee.

In the ordinary course of business, The Bank of New York Mellon, The Bank of New York Mellon Trust Company, N.A., and BNY Mellon Trust of Delaware (collectively, “BNY Mellon”) are named as a defendant in legal actions. In connection with its role as trustee of certain residential mortgage-backed securitization (“RMBS”) transactions, BNY Mellon has been named as a defendant in a number of legal actions brought by RMBS investors. These lawsuits allege that the trustee had expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the RMBS transactions. While it is inherently difficult to predict the eventual outcomes of pending actions, BNY Mellon denies liability and intends to defend the litigations vigorously.

BNY has provided the above information and has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

Asset Representations Reviewer

[FTI Consulting, Inc. is a corporation organized under the laws of the State of Maryland. FTI currently acts as an asset representations reviewer for asset-backed securities transactions involving credit card receivables.

The asset representations reviewer is not affiliated with the sponsor, the servicer, the transferor, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables in the Trust Portfolio. The asset representations reviewer may be terminated by the issuing entity if the asset representations reviewer at any time while your notes are outstanding becomes affiliated with the sponsor, the servicer, the transferor, the indenture trustee, the owner trustee or any of their affiliates. If the asset representation reviewer is terminated, the issuing entity will appoint a successor asset representations reviewer as described under “Sources of Funds to Pay the Notes – Asset Representations Review – Asset Representations Review Agreement.” Any successor asset representations reviewer will not be affiliated with the sponsor, the servicer, the transferor, the indenture trustee, the owner trustee or any of their affiliates, and will not have been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables in the Trust Portfolio.]

The Bank’s Credit Card Business

General

The bank issues co-brand and private label credit cards for a broad range of brand partners across sectors such as travel and entertainment, specialty apparel, health and beauty, jewelry, sporting goods, technology and electronics, as well as home and furniture. The bank also offers direct-to-consumer proprietary general purpose credit cards, pay-over-time products, including both installment loan and “split-pay” offerings through its payment technology solution, Bread Pay, and direct-to-consumer, or retail, deposit products, referred to as Bread Savings, primarily in the form of certificates of deposits and high-yield savings accounts. The bank’s co-brand and private label credit card programs are administered under program agreements with brand partners. See “Transaction Parties – The Sponsor.”

The bank’s co-brand credit cards are currently offered in association with the American Express, Mastercard or Visa network. Merchants that accept co-brand credit cards receive a portion of the total purchase price reduced by an interchange fee imposed by the network, a portion of which is used to compensate card-issuing banks. Since the co-brand credit cards issued by the bank can be used for purchases through one of these systems, charges on those cards will generate interchange revenue for the bank in connection with purchases by accountholders other than at the brand partner related to the co-brand credit card. When co-brand credit card accounts are designated as part of the issuing entity’s Portfolio, the bank transfers to BFF, and BFF in turn transfers to the issuing entity, a portion of the interchange from accounts in the related co-brand credit card program. The portion of interchange to be transferred is meant to approximate the interchange attributable to accountholders’ charges for merchandise and services on the co-brand credit card accounts that are designated to the issuing entity’s Portfolio. Interchange received by the issuing entity will be treated as Finance Charge Collections. Additionally, the bank may, from time to time, convert private label credit cards originated under dual co-brand and private label credit card program agreements to co-brand credit cards.

Private label credit cards are used by accountholders exclusively for the purchase of goods and services from a particular brand partner. Credit under a private label credit card typically is extended either on standard terms, which means accounts are assessed periodic interest charges using an agreed non-promotional fixed and/or variable interest rate, or pursuant to a promotional financing offer, involving deferred interest, low APR or waived interest during a set promotional period (typically between six and 60 months). See “ – Marketing Program and Account Origination.” The bank typically does not charge interchange or other fees to its brand partners when accountholders use private label credit cards to purchase the brand partners’ goods and services.

As part of its private label credit card program, the bank offers certain accountholders the Universal Private Label Credit Card (“uPLCC”). Like other private label credit cards, cards in the uPLCC program bear the mark of a brand partner and enable the holder to finance the purchase of goods and/or services from the brand partner. However, uPLCC is distinct from traditional private label credit cards in that uPLCC offers the benefits of running “on the rails” of a network platform (i.e., American Express, Mastercard or Visa), including enhanced fraud detection and protection. Because uPLCC cards run through a network, it is possible, although not intended, for them to be used for general purpose spend. Unless otherwise indicated in this prospectus, references to the bank’s private label credit card program will generally include the uPLCC program.

The bank has invested in the promotion and development of its direct-to-consumer proprietary general purpose credit card, the Bread Cashback® American Express® Credit Card. The proprietary card offers the accountholder the ability to purchase and spend anywhere American Express is accepted. The proprietary card does not bear the mark of a brand partner, but instead shows only Bread Financial marks along with the designation of the network. Unless otherwise indicated in this prospectus, references to the bank’s co-brand credit card program will generally include the bank’s proprietary credit card program.

The bank continues to leverage its experience with co-brand and private label product development, marketing support and risk management to support the sales of third-party brand partners. The bank’s goal is to provide world class credit and information services which build lifetime relationships with customers and generate incremental sales and profit for brand partners. The bank seeks to differentiate itself from other providers of credit such as general purpose credit cards by striving to deliver superior quality and service at all times. The bank plans to continue to selectively acquire or build co-brand and private label credit card portfolios for other brand partners. These credit card portfolios require satisfaction of the Rating Agency Condition prior to their addition to the issuing entity’s Portfolio.

We refer to the third-party brand partners associated with co-brand and private label credit card programs currently included in the issuing entity as the current brand partners. The credit cards in these programs are issued under the insignia of the current brand partner based on the brand partner’s business through which the account was opened and, in the case of co-brand credit cards, usually also bear the insignia of the American Express, Mastercard or Visa network, as applicable. The credit card programs are administered under a credit card program agreement with the brand partner, as described below under “ – Program Agreements.” In addition to purchases of merchandise and services, certain of the bank’s credit cards may be used to obtain cash advances as outlined in the accountholder’s credit card agreement if established risk parameters are met. Cash advances will be limited to a specified percentage of an accountholder’s credit line (up to 20%), or disallowed altogether, depending on the accountholder’s credit risk score. The bank also offers premium cards, such as gold and platinum cards, for some current brand partners, and may offer such cards to new brand partners in the future. While these cards may offer certain ancillary benefits to customers, they generally, with the exception of certain cards with an annual fee, carry identical pricing parameters.

The bank is a fully integrated provider of credit card services. All material activities pertaining to credit card operations are performed in-house or by its sister company, Comenity Servicing. Certain related services are outsourced to other third-party service providers. See “ – Servicing Procedures” and “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Outsourcing of Servicing.”

Program Agreements

The bank enters into a program agreement with each new brand partner with whom it establishes a relationship. The program agreements set forth the terms and conditions of the program including the contractual maturity of the program, renewal conditions, rewards product structure and economic arrangement between the two parties amongst other items. These program agreements may be different for each brand partner and may be amended from time to time. During the term of a program agreement, the bank originates and owns credit card accounts and all Receivables generated thereunder, unless otherwise sold post-origination.

Each program agreement has a different contractual maturity, generally ranging from approximately [five] to [ten] years from the time these programs were established. Some of these agreements have self-executing renewal terms while others can be renewed subject to certain terms and conditions agreed upon by both the bank and the respective brand partner. The agreements generally permit termination in various circumstances, including an unremedied breach of the agreement by either party or in the event the brand partner becomes insolvent, files bankruptcy, undergoes a change in ownership or has a material adverse change in financial condition, or upon mutual agreement of both parties. There is no guarantee that any of these agreements will be renewed upon maturity. See “Risk Factors – Business Risks Relating to The Bank’s Credit Card Business – Termination of certain credit card programs could lead to a reduction of receivables in the issuing entity” and “ – The issuing entity’s receivables may be concentrated in a limited number of brand partner programs.”

The program agreements typically provide that the bank may charge back a Receivable if an accountholder raises a valid dispute concerning the merchandise which is not resolved or the validity of the charge or if there is a violation of certain terms of the program agreement. The program agreements may also provide for charge back of Receivables if there is fraud and the brand partner failed to follow the program agreement or operating procedures. In most other cases there is no recourse to the brand partner because of the failure of the accountholder to make payment on the credit card account.

Additionally, some of these agreements may allow the brand partner upon termination of the agreement or its designated third party to purchase the credit card receivables generated under the related brand partner program, including the Receivables that are the property of the issuing entity. If this were to happen for a significant portion of the Receivables that were property of the issuing entity and the bank fails to sell Receivables arising under previously non-designated credit card accounts to replace those purchased by the brand partner, then an early amortization period could begin after the applicable grace period. See “Risk Factors – Business Risks Relating to The Bank’s Credit Card Business – Termination of certain credit card programs could lead to a reduction of receivables in the issuing entity,” “ – The issuing entity’s receivables may be concentrated in a limited number of brand partner programs” and “The Notes – Redemption and Early Amortization of the Notes.”

Marketing Program and Account Origination

The bank has developed programs to promote credit with each of its brand partners and proprietary credit products. The bank originates or acquires credit card accounts through several different initiation points, including (1) customer-initiated, (2) bank-initiated and (3) acquisition of credit card portfolios from other financial institutions or brand partners.

Customer-initiated methods include “prequalification,” “driver’s license credit,” “frictionless credit,” and “instant credit.” These methods can occur through various channels such as mobile, web, interactive voice response (IVR), call center and in-store. Customer-initiated acquisition occurs when the customer seeks out and completes a credit application.

With “prequalification,” customers can determine their creditworthiness, without impacting credit score, by providing their full name, address, income and last four digits of their Social Security number, which is provided to the bank. That information is processed through the prequalification underwriting process to determine eligibility for prequalification. If a customer is prequalified, the customer then has the choice and ability to apply for a credit card.

With “driver’s license credit,” a customer can scan a government issued driver’s license, state ID or military ID at an in-store point-of-sale (POS) to quickly generate most of the information necessary to complete a credit application. Once the information is received, internal systems perform a series of validation, fraud and other checks to determine eligibility, and once the customer is deemed eligible, credit limits are determined and the offer is delivered to the customer in real time.

With “frictionless credit,” multiple data sources are used to pre-fill fields, providing a convenient and fast way for customers to apply for a credit card. Once the information is received, internal systems perform a series of validation, fraud and other checks to determine eligibility, and once a customer is deemed eligible, credit limits are determined and the offer is delivered to the customer in real time.

With “instant credit,” customers provide several pieces of demographic information to apply for a credit card, with a decision returned within seconds. Once the information is received, internal systems perform a series of validation, fraud and other checks to determine eligibility, and once a customer is deemed eligible, credit limits are determined and the offer is delivered to the customer in real time.

Bank-initiated methods can occur through various channels such as mobile, web, call center and in-store. Bank-initiated acquisition occurs when the bank utilizes customer information obtained from the brand partner or other third party to pre-approve a customer and present them with an offer. One such bank-initiated method of acquisition is “real-time prescreen,” in which, once a retail customer has given a name and address during the checkout process, the bank determines if the customer is eligible for a credit card. If a customer is determined to be eligible, an offer is instantly delivered.

A number of the bank’s current brand partners use or have also used pre-approved bank-initiated account solicitations generated through “batch prescreening.” With “batch prescreening,” the bank uses existing customer databases and credit bureau data to identify customers who qualify for credit, and then delivers pre-approved credit opportunities through existing customer touchpoints. Of the total number of accounts issued by the bank in the Approved Portfolios in 20[●] and 20[●], approximately [●]% were pre-approved using “batch prescreening.”

A digital shopping pass allows credit customers, who have applied and been approved for a credit card, to use the account immediately. The credit card and terms of the account are mailed to the new accountholder. In some instances, program agreements provide for the ability to issue new cards on-site at the brand partner’s location.

The bank may offer certain promotions for new or existing accounts. The types of promotional financing the bank offers include without limitation:

•

Deferred Interest – Interest accrues from the date of purchase but is not payable in full until the end of a promotional period. If not paid in full by the end of the promotional period, all accrued interest will be charged to the account along with any unpaid principal and will be included in the account’s revolving balance.

•

Low APR – A promotional interest rate is assessed from the purchase date for a promotional period. If not paid in full by the end of the promotional period, any unpaid principal will be included in the revolving balance and interest will begin accruing at the current purchase rate.

•

Waived Interest – No interest is charged or accrued from the purchase date for a promotional period. If not paid in full by the end of the promotional period, any unpaid principal will be included in the revolving balance and interest will begin accruing at the current purchase rate.

Repayment for promotional financing can consist of the following options:

•	Payment Required – The regular purchase rate equals the promotional rate.

•	Low Payment – 1% of the sum of plan balances at end of billing period.

•	Equal Pay – Purchase amount including calculated interest charges from the purchase date through the end of the promotional period divided by the number of months in the promotional period.

For certain credit card programs, the promotional periods for the promotional financing described above could extend to up to [96] months from the date of purchase. The bank may offer additional promotions for new and existing accounts in the future. See “Risk Factors – Business Risks Relating to the Bank’s Credit Card Business – The bank may change the terms and conditions of the accounts in a way that reduces collections.”

In addition, accounts may receive discount inserts and sale announcements in monthly statements, email offers and direct mail offers. The bank can support marketing efforts through marketing messaging supporting products or events, loyal shopper programs (rewards/loyalty programs), etc. The bank also regularly uses reactivation campaigns.

Prior to the bank’s acquisition of a credit card portfolio from other financial institutions or brand partner, due diligence is conducted in order to assess the historical performance of the portfolio. The bank receives data on the receivables of the credit card portfolio in order to conduct a risk assessment that entails a review of certain characteristics, including but not limited to, performance over time of the assets as it relates to purchases, fees, and delinquency and loss information. In addition, the bank compares the potential new portfolio against a selection of its existing credit card portfolios in order to assess relative risks. Finally, the bank reviews the overall credit management policies and practices of the prior credit processor. The bank follows an approval process under which these various aspects of the existing credit portfolio are considered in the overall risk assessment. Once the credit card portfolio is moved to the bank’s systems, the bank’s account management policies and practices will be followed, as described under “ – Underwriting Process” below.

Regardless of the origination methodology, the credit underwriting department scores an applicant, based on their credit bureau report, including date of birth, using a proprietary credit score card. The applicant’s credit bureau report is electronically transmitted to the bank and the information is automatically fed into the risk scoring models to arrive at a risk score. The automated system then provides an “approve” or “decline” credit decision, as well as the account and credit limit, if applicable. When a new account is opened, the bank groups the credit card account into one of nineteen billing cycles based upon geography. Each billing cycle has a separate monthly billing date.

Underwriting Process

In order to efficiently and accurately process the millions of annual applications the bank receives, it uses a high degree of automation in scoring technology and verification procedures. In the initial credit evaluation process, the bank uses a proprietary scorecard that has been refined to reflect performance of the various card programs. Credit scoring is based on several factors that inform internally derived models which are scored by leveraging application data, traditional credit bureau data, and third-party data. The bank continuously validates, monitors and maintains these scorecards and uses the resulting data to ensure optimal risk performance. Cut-off scores are reviewed on a regular basis to ensure the accounts approved are performing as expected and profitability is being maintained at predetermined levels.

Each accountholder has a credit card agreement with the bank governing the terms and conditions of their account. Under each credit card agreement, the bank reserves the right to add or to change any terms and conditions through change-in-terms requirements in accordance with the applicable federal and Utah state laws and regulations. Potential changes to the terms and conditions include, but are not limited to, increase or decrease of periodic finance charges, different kind of fees and other payment terms. Where applicable and in accordance with the relevant laws and regulations, accountholders may be permitted to reject increases to rates, fees and other charges.

To monitor and control the quality of the credit card portfolio, the bank uses custom scoring models and credit bureau scores to score each active account on its monthly billing date. The custom scoring models dynamically evaluate credit limit assignments to determine whether credit limits should be increased, decreased or maintained based on the creditworthiness of the individual accountholder. The bank’s custom scoring models include refreshed credit bureau data, as well as historical account performance.

The bank also regularly reviews its credit card agreement forms to determine their compliance with applicable laws and regulations and the suitability of their terms and conditions. If they need to be updated or amended, this will be done on a timetable consistent with the issues identified.

Securitization Experience

The bank has acted as servicer on all of the securitizations that it has sponsored, so its experience as a servicer in credit card securitizations is coextensive with its experience as a sponsor, which is described in “Transaction Parties – The Sponsor.” In addition to its experience as a servicer in securitizations, the bank has been servicing credit card receivables originated by the bank and predecessor entities since 2003. The bank has serviced credit card receivables, including in the securitization context, through all phases of economic and consumer credit cycles and through a number of national and regional crises.

Bread Financial Products and Services

Bread Financial is a tech-forward financial services company that provides simple, personalized payment, lending and saving solutions to millions of U.S. consumers. Bread Financial’s payment solutions deliver growth for some of the most recognized brands in travel and entertainment, specialty apparel, health and beauty, jewelry, sporting goods, technology and electronics, as well as home and furniture through its co-brand and private label credit cards and pay-over-time products providing choice and value to its shared customers. Additionally, Bread Financial offers general purpose credit cards and saving products that empower its customers and their passions for a better life.

Through its comprehensive suite of payment, lending and saving solutions, along with related marketing and data and analytics, Bread Financial is afforded a significant competitive advantage with products relevant across all customer segments. The breadth and quality of Bread Financial’s product and service offerings, coupled with its customer-centric approach, have enabled Bread Financial to establish and maintain long-standing brand partner relationships. Bread Financial continues to diversify and optimize its loan portfolio, prioritizing investment in strong and profitable partners, industries and affinity brands, while continuing to develop Bread Pay products, which are its installment loans and “split-pay” offerings, and exploring various strategic business opportunities adjacent to its core co-brand and private label credit card business in an evolving payments, macroeconomic and regulatory environment.

Servicing Procedures

As servicer, the bank is responsible for servicing and administering the receivables in the issuing entity’s Portfolio in accordance with the servicer’s policies and procedures for servicing comparable credit card receivables. The servicer is required to maintain fidelity bond coverage insuring against losses through wrongdoing of its officers and employees who are involved in the servicing of credit card receivables.

The bank’s credit card operations are organized to support the specific brand partners being serviced around core functional components. The organization is managed to provide for the consistent application of credit policies and service standards for each portfolio serviced. Accounts are serviced by Comenity Servicing. Call center operations process new account applications, respond to customer inquiries and collect on delinquent or past due accounts. The service provided by the call center teams can be customized to support the particular requirements of each brand partner. The teams utilize a combination of internal associates and specialized BPO (Business Processing Outsourcers) to deliver high-quality voice interactions. The credit processing functions consisting of statement rendering and mailing is conducted using a third-party service provider with strong oversight and controls by the servicing teams of the bank and Comenity Servicing (collectively, “Bread Servicing”). Similarly, payment processing is outsourced to an industry expert with financial and quality oversight by the Bread Servicing teams. Credit card production is outsourced to a trusted third-party service provider and is performed in a secured environment.

Comenity Servicing, through an industry leading third-party and on the bank’s behalf, mails monthly billing statements to accountholders. Statement mailing is highly automated, using pre-sorting and bar coding. The billing statements present the total amount due showing the split between a new balance, previous balance, new charges, payments/credits, finance and other charges and the minimum payment due. Subject to applicable law, late and returned check fees are also added to an accountholder’s outstanding balance. See “Sources of Funds to Pay the Notes – Deposits in Collection Account” and “Risk Factors – Business Risks Relating to the Bank’s Credit Card Business – The bank’s credit card operations could be adversely impacted if third-party service providers fail to fulfill their obligations.”

Collection Efforts

Efforts to collect delinquent receivables are made by Comenity Servicing’s collection department on the bank’s behalf and, if necessary, by collection agencies and outside attorneys. New collectors undergo training which at a high level includes courses in professional debt collection, the Fair Debt Collection Practices Act, and negotiating skills. Training courses are also available on a “refresher” basis for experienced collectors.

The bank classifies a credit card account as delinquent when the minimum payment due on the account is not received by the payment due date specified in the accountholder’s monthly statement. It is the bank’s policy to continue to accrue interest and fee income on all credit card accounts, except in limited circumstances until the account and all related receivables, interest and other fees are charged-off or paid. When a credit card account becomes delinquent, the bank prints a message requesting payment on the accountholder’s monthly statement. After a credit card account becomes 30 days past due, a proprietary collection scoring algorithm automatically scores the risk of the account rolling to a more delinquent status. The collection strategy for the past due credit card account is determined based on the collection score and account balance, which dictates the contact schedule, channel and collections priority for the account. The key measures used are (1) age of account, (2) number of previous delinquencies, (3) account balance, and (4) previous payment history. If the bank is unable to make a collection after exhausting all in-house efforts, it engages collection agencies and outside attorneys to continue those efforts.

Specific collection actions include automated letters and emails, telephone calls, text messaging, no action and sending the credit card account to the bank’s payment solutions collections group. The payment solutions collections staff handles the intermediate to serious collection efforts. The payment solutions collections group can take past due credit card accounts as early as 30 days past due.

The bank charges off credit card accounts at the end of the month in which the account becomes 180 days contractually past due or 60 days following the notification that an accountholder is bankrupt or deceased, whichever comes first. Credit card accounts may be re-aged during delinquency by making three successive minimum monthly payments or by making one lump sum payment equal to three minimum monthly payments. In accordance with regulatory guidelines, a credit card account can only be re-aged once in a 12-month period and twice in a 5-year period. See “Deposit and Application of Funds – Reductions in the Series Allocation Amount Due to Charge-offs and Reallocated Principal Collections.”

Sources of Funds to Pay the Notes

General

As of the date of this prospectus, the issuing entity’s primary assets consist of credit card Receivables which were or will be in credit card accounts owned or originated by the bank. The issuing entity has acquired and will acquire the Receivables from the transferor pursuant to the transfer agreement. The transferor has and will have acquired Receivables from the bank pursuant to a receivables purchase agreement between the bank and the transferor. See “Description of the Receivables Purchase Agreement.”

The issuing entity’s assets also include issuing entity accounts.

Payment of principal of and interest on the Series 20[●]-[●] notes is secured by the issuing entity’s assets.

The composition of the issuing entity’s assets will change over time due to: changes in the composition and amount of the Receivables in the issuing entity as new Receivables are created, existing Receivables are paid off or charged off, Additional Accounts and Automatic Additional Accounts are designated to have their Receivables included in the issuing entity, removed accounts are designated to have their Receivables removed from the issuing entity and additional program portfolios are designated as an Approved Portfolio.

If accounts are designated to have their Receivables included in the issuing entity, all newly generated Receivables in those accounts will be transferred to the issuing entity. In addition, Additional Accounts may be designated to have their Receivables included in the issuing entity. For Approved Portfolios, Automatic Additional Accounts established on or after the related designation date may be included in the issuing entity’s Portfolio automatically as they are established, and receivables in those accounts will be transferred to the issuing entity as they arise, subject to the conditions described under “ – Addition of Assets.”

As indicated above, the composition of the issuing entity’s assets is expected to change over time. Additional Receivables may be transferred to the issuing entity without the payment of cash if the conditions to that transfer have been satisfied. New assets included in the issuing entity may have characteristics, terms and conditions that are different from those of the Receivables initially included in the issuing entity and may be of different credit quality due to differences in underwriting criteria and payment terms. The pertinent characteristics of the Receivables in the issuing entity are described in “Annex I: The Selected Portfolio and the Trust Portfolio – Review of Pool Assets.”

See “Risk Factors – Transaction Structure Risks – The composition of the issuing entity’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated.”

Deposits in Collection Account

The servicer will not commingle amounts received with respect to the financial assets with its own assets except for the time, not to exceed two Business Days, necessary to clear any payments received, and will deposit all such Collections into the Collection Account; provided, with respect to any Date of Processing on which the Partial Commingling Condition is satisfied, (i) deposits of Collections into the Collection Account on the second Business Day following such Date of Processing will not be required to exceed the Required Funding Amount, (ii) the servicer need not deposit into the Collection Account any amount allocated or to be allocated to the holder of the Transferor Interest and shall pay such amounts to the holder of the Transferor Interest on each Business Day (or such other periodic basis not less frequently than monthly), and (iii) the servicer may retain the Servicing Fee and will not be required to deposit such Servicing Fee into the Collection Account[; provided, further, that during the revolving period and certain portions of the Controlled Accumulation Period, deposits of Finance Charge Collections are subject to the Target Amount].

Any Principal Collections not distributed to the holder of the Transferor Interest on any day because the Transferor Amount does not exceed the Required Transferor Amount on such day or because the Pool Balance does not exceed the Required Pool Balance on such day (in each case, after giving effect to any Receivables transferred to the issuing entity on such day) will be deposited into the Excess Funding Account on the second Business Day following such determination.

In the event of the insolvency or bankruptcy of the servicer, or if certain time periods were to pass, the issuing entity and the indenture trustee may lose any perfected security interest in any Finance Charge Collections or Principal Collections commingled with the funds of the servicer. See “Risk Factors – Insolvency and Security Interest Related Risks – The indenture trustee may not have a perfected security interest in collections commingled by the servicer with its own funds, which could cause delayed or reduced payments to you.”

Transferor Amount

For any Date of Processing, the Transferor Amount equals the Pool Balance as of the close of business on such Date of Processing minus the aggregate Allocation Amount of all outstanding series as of the close of business on such Date of Processing. Increases or decreases in the Pool Balance without a corresponding increase or decrease in the Allocation Amount of any series will result in an increase or decrease in the Transferor Amount. The Transferor Amount generally increases if there are reductions in the Allocation Amount of a series, for example, due to payments of principal, deposits into the Principal Funding Account, or charge-offs that reduce the Allocation Amount of a series. The Transferor Amount generally decreases as a result of the issuance of a new series, assuming that there is not a corresponding increase in the issuing entity’s assets. In addition, if the servicer adjusts downward the amount of any Receivable because of a rebate, refund, unauthorized charge or billing error to an obligor, or such Receivable was created in respect of merchandise that was refused or returned by an obligor, or if the servicer otherwise adjusts downward the amount of any Receivable without receiving Collections therefor or without charging off such amount as uncollectible, the Transferor Amount will be reduced by the amount of the adjustment.

The Transferor Amount is required to be maintained at a certain minimum level, referred to as the Required Transferor Amount. For any Date of Processing, the Required Transferor Amount is a designated percentage, referred to as the Required Transferor Amount Percentage, of the amount of Principal Receivables included in the issuing entity as of the close of business on such Date of Processing. The Required Transferor Amount Percentage currently is [6.0]%.

The transferor may designate a different Required Transferor Amount Percentage. Before reducing that percentage below [6.0]%, however, the transferor must:

•	satisfy the Rating Agency Condition; and

•	provide the indenture trustee with an Issuer Tax Opinion.

If, for any Monthly Period, the Transferor Amount for such Monthly Period is less than the Required Transferor Amount for such Monthly Period, the transferor is required to transfer additional Receivables to the issuing entity. See “ – Addition of Assets.”

If, when required to do so, the transferor fails to transfer additional Receivables to the issuing entity, an early amortization event will occur with respect to the notes after the applicable grace period. See “The Indenture – Early Amortization Events.”

The interest in the Transferor Amount, referred to as the Transferor Interest, will initially be held by the transferor. The Transferor Amount may be evidenced either in certificated form or in uncertificated form. Any reference in this prospectus to the Transferor Interest means the interest of the transferor in the Transferor Amount as evidenced in either certificated or uncertificated form. Currently, the Transferor Interest is in uncertificated form. The transferor’s interest in the Transferor Amount may be transferred by a holder thereof in whole or in part subject to certain limitations and conditions described in the trust agreement, the transfer agreement, the indenture and the related indenture supplement. We comply with Regulation RR by having the transferor maintain a seller’s interest calculated in accordance with Regulation RR and in connection therewith the transferor may not sell or otherwise transfer any interest or assets that it is required to hold pursuant to Regulation RR unless such sale or transfer is to a wholly-owned affiliate. The Transferor Amount does not provide credit enhancement to the notes.

FDIC Rule Risk Retention

As part of being entitled to the treatment set forth in 12 C.F.R. § 360.6(d)(4), and in order to comply with 12 C.F.R. § 360.6(b)(5)(i) related thereto, the bank satisfies the risk retention requirements of 12 C.F.R. § 360.6(b)(5)(i) by having the transferor maintain a seller’s interest calculated in accordance with Regulation RR. See “Credit Risk Retention.”

Credit Risk Retention

In the Series 20[●]-[●] indenture supplement, the transferor (a wholly-owned affiliate of the sponsor) will covenant to maintain a seller’s interest in the issuing entity (in the form of the Transferor Interest described above) that equals not less than 5% of the aggregate unpaid principal balance of all series of notes (other than any notes that are at all times held by the bank or one or more wholly-owned affiliates of the bank) calculated in accordance with Regulation RR as of the record date related to each Distribution Date (the “Seller’s Interest Amount Measurement Date”). The seller’s interest equals the excess of the amount of Principal Receivables in the issuing entity over the aggregate unpaid principal balance of all outstanding series of notes. For purposes of this section, a wholly-owned affiliate of the bank includes any person, other than the issuing entity, that directly or indirectly, wholly controls (i.e., owns 100% of the equity in such person), is wholly controlled by, or is wholly under common control with, the bank. As of the closing date, the seller’s interest is expected to equal $[●], which is approximately [●]% of the aggregate unpaid principal balance of all series of notes (other than any notes that are at all times held by the bank or one or more wholly-owned affiliates of the bank). For purposes of determining the seller’s interest on the closing date, we have used the aggregate principal balance of the receivables held by the issuing entity as of [●][●], 20[●] and the stated principal amount of the series of notes expected to be outstanding as of the closing date, including the Series 20[●]-[●] notes.

We will calculate the seller’s interest as a percentage of the aggregate unpaid principal balance of all series of notes (other than any notes that are at all times held by the bank or one or more wholly-owned affiliates of the bank) each month as of the Seller’s Interest Amount Measurement Date. The transferor covenants to maintain, as of each Seller’s Interest Amount Measurement Date, a seller’s interest in the issuing entity (in the form of the Transferor Interest) calculated in accordance with Regulation RR that will equal not less than five percent of the aggregate unpaid principal balance of all series of notes (other than any notes that are at all times held by the bank or one or more wholly-owned affiliates of the bank).

We will disclose the amount of the seller’s interest and whether the seller’s interest retained by the transferor meets the minimum requirements of Regulation RR (measured in accordance with Regulation RR) as of each Seller’s Interest Amount Measurement Date as part of the monthly noteholders’ statement filed as an exhibit to the issuer’s Form 10-D.

[In addition to holding the seller’s interest as described above, as of the date hereof, the transferor owns [all][certain of] the outstanding Class B notes issued by the issuing entity.]

In no event will the indenture trustee have any responsibility to monitor compliance with Regulation RR or any other rules or regulations regarding risk retention. The indenture trustee will not be charged with knowledge of such rules, nor will it be liable to any noteholder or any other party for a violation of such rules and regulations now or hereinafter in effect.

Required Pool Balance

For any Date of Processing, the Pool Balance equals the sum of (i) the aggregate amount of Principal Receivables included in the issuing entity at the close of business on such Date of Processing and (ii) the amount on deposit in the Excess Funding Account at the close of business on such Date of Processing.

The issuing entity has a minimum Pool Balance requirement, referred to as the “Required Pool Balance.” For any Date of Processing, the Required Pool Balance is an amount equal to the sum of (i) for all series in their revolving period, the sum of the Allocation Amounts of those series as of the close of business on such Date of Processing and (ii) for all other series, the sum of the Allocation Amounts of those series on the last day of the most recent revolving period for each of those series, excluding any series which will be paid in full on the Distribution Date immediately following such Date of Processing and any series that will have an Allocation Amount of zero on the Distribution Date for those notes immediately following such Date of Processing (after giving effect to payments made on such Distribution Date).

If, for any Monthly Period, the Pool Balance is less than the Required Pool Balance for such Monthly Period, the transferor is required to transfer additional Receivables to the issuing entity as described in “ – Addition of Assets.”

If, when required to do so, the transferor fails to transfer additional Receivables to the issuing entity, an early amortization event will occur with respect to the notes after the applicable grace period. See “The Indenture – Early Amortization Events.”

Allocations of Amounts to the Excess Funding Account and Allocations of Amounts on Deposit in the Excess Funding Account

If, on any date when Principal Collections are to be paid to the holder of the Transferor Interest, (i) the Transferor Amount is, or as a result of a payment to be made on the related Transfer Date would become, less than the Required Transferor Amount, (ii) the Pool Balance is, or as a result of a payment to be made on the related Transfer Date would become, less than the Required Pool Balance, or (iii) the seller’s interest is, or as a result of a payment to be made on the related Transfer Date would become, less than the required seller’s interest amount, the servicer will deposit into the Excess Funding Account on the second Business Day following such determination the Principal Collections that otherwise would have been paid to the holder of the Transferor Interest. This deposit will be in an amount equal to the greatest of the amount by which the Transferor Amount would be less than the Required Transferor Amount, the amount by which the Pool Balance would be less than the Required Pool Balance, and the amount by which the seller’s interest would be less than the required seller’s interest amount, each determined with respect to that day.

If no series of notes is in an accumulation period or an amortization period, amounts on deposit in the Excess Funding Account may be released to the holder of the Transferor Interest to the extent that, after such release, the Transferor Amount is equal to or greater than the Required Transferor Amount, the Pool Balance is equal to or greater than the Required Pool Balance, and the seller’s interest is equal to or greater than the required seller’s interest amount.

If an accumulation period or amortization period has commenced and is continuing with respect to any series of notes, any funds on deposit in the Excess Funding Account will be released, deposited into the Collection Account and treated as Principal Collections to the extent needed to make principal payments due to or for the benefit of the noteholders of such series. Any remaining amounts on deposit in the Excess Funding Account in excess of the amount required to be treated as Principal Collections for any date of determination may be released to the holder of the Transferor Interest, but only to the extent that such release would not cause the Transferor Amount to be less than the Required Transferor Amount, the Pool Balance to be less than the Required Pool Balance, or the seller’s interest to be less than the required seller’s interest amount.

If specified in the applicable indenture supplement, funds on deposit in the Excess Funding Account may be invested by the indenture trustee, at the direction of the issuing entity, in Eligible Investments. Any interest and other investment earnings (net of losses and investment expenses) earned on amounts on deposit in the Excess Funding Account during any Monthly Period will be withdrawn on the related Transfer Date and treated as Finance Charge Collections for such Monthly Period.

Addition of Assets

From time to time, the transferor may designate additional program portfolios of accounts as Approved Portfolios, subject to the conditions set forth in the transfer agreement. Unless waived for a particular series or class in an applicable indenture supplement, the Rating Agency Condition must be satisfied with respect to any such designation. An Approved Portfolio designation may include defining characteristics or other screening criteria that apply to accounts eligible for inclusion from that program portfolio. The transferor may change any of the defining characteristics or other screening criteria specified for any Approved Portfolio upon three (3) Business Days’ prior written notice to the issuing entity, the indenture trustee and the servicer, so long as such change is not believed by the transferor to be materially adverse to the interests of the noteholders.

Automatic Additional Accounts

Once a portfolio is designated as an Approved Portfolio, new Eligible Accounts established in that portfolio on or after the related designation date may be included in the issuing entity’s Portfolio automatically as they are established, and receivables in those accounts will be transferred to the issuing entity as they arise, subject to the eligibility criteria and any additional criteria specified in the designation. The transferor may suspend automatic additions from an Approved Portfolio on a prospective basis upon three (3) Business Days’ prior written notice to the issuing entity, the indenture trustee, the servicer and each hired nationally recognized statistical rating organization, and may later restart them, in each case as provided in the transfer agreement. Any suspension or termination applies only prospectively and does not affect receivables in accounts already included in the issuing entity’s Portfolio.

Additional Accounts

In addition, the transferor may from time to time designate individual accounts in any Approved Portfolio(s) as Additional Accounts to be included in the issuing entity’s Portfolio. As of the date an Additional Account is selected to be included in the issuing entity’s Portfolio, such Additional Account must be an Eligible Account.

In addition to the permitted additions described above, the transferor will be required to transfer to the issuing entity Receivables arising in Additional Accounts if, for any Monthly Period, (i) the Transferor Amount is less than the Required Transferor Amount for such Monthly Period, (ii) the Pool Balance is less than the Required Pool Balance for such Monthly Period, or (iii) the seller’s interest is less than the required seller’s interest amount for such Monthly Period. In such event, the transferor will, on or before the tenth Business Day following the end of the Monthly Period when such deficiency occurred (unless the applicable measurement would otherwise be equal to or greater than the Required Transferor Amount, the Required Pool Balance or the required seller’s interest amount, in each case as of the end of the Monthly Period when such deficiency occurred and such addition date), make an addition to the issuing entity in a sufficient amount so that, after giving effect to such addition or increase, the Transferor Amount is at least equal to the Required Transferor Amount, the Pool Balance is at least equal to the Required Pool Balance, and the seller’s interest is at least equal to the required seller’s interest amount. In lieu of, or in addition to, designating Additional Accounts, the transferor may, if permitted by the applicable indenture supplement, make a deposit to the Excess Funding Account in an amount sufficient to cure the applicable deficiency.

If, when required to do so, the transferor fails to transfer additional Receivables to the issuing entity or make a deposit to the Excess Funding Account within the time period described above, an early amortization event will occur with respect to the notes after the applicable grace period. See “The Indenture – Early Amortization Events.”

When the transferor transfers Receivables in Additional Accounts to the issuing entity, it must satisfy several conditions, including, as applicable:

•

on or before the third Business Day prior to the date of designation of Additional Accounts, the transferor will deliver notice of such addition to the owner trustee, the indenture trustee, the servicer and each hired nationally recognized statistical rating organization;

•	delivery to and acceptance by the owner trustee, the indenture trustee and the servicer of a written assignment of Receivables in the Additional Accounts;

•	delivery on the required delivery date to the owner trustee, the indenture trustee and the servicer of a supplement to the account schedule with respect to such Additional Accounts; and

•	delivery to the owner trustee and the indenture trustee of a certificate of an authorized officer to the effect that:

(i)	as of the date an Additional Account is selected for designation to the issuing entity Portfolio, such Additional Account is an Eligible Account;

(ii)

as soon as practicable on or after the date of designation of Additional Accounts, the transferor will deliver copies of the financing statements, if necessary, to perfect the security interest of the issuing entity and the indenture trustee in the related Receivables;

(iii)	as of the addition date, the transferor is not insolvent and the transfer of the Receivables is not made in contemplation of insolvency; and

(iv)	in the transferor’s reasonable belief, transferring the Receivables in the Additional Accounts will not have an adverse effect on the noteholders of any series or class of notes; and

•	in the case of required additions, the Rating Agency Condition is satisfied to the extent required by the applicable indenture supplement.

Receivables arising in Additional Accounts may not be of the same credit quality as the Receivables arising in accounts already included in the issuing entity’s Portfolio. Additional Accounts may have been originated by the bank using credit criteria different from those which were applied by the bank to the accounts already included in the issuing entity’s Portfolio. Consequently, the performance of such Additional Accounts may be better or worse than the performance of the accounts already included in the issuing entity’s Portfolio. See “Risk Factors – Transaction Structure Risks – The composition of the issuing entity’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated.”

Removal of Assets

The transferor (without independent verification of its authority) may, but will not be obligated to, designate accounts and the Receivables arising under those accounts for removal from the issuing entity. The removal could occur for a number of reasons, including a determination by the transferor that the issuing entity contains more Receivables than the transferor is obligated to retain in the issuing entity under the transfer agreement or a determination that the transferor does not desire to obtain additional financing through the issuing entity at such time. As long as the removal of accounts from the issuing entity satisfies the conditions listed below, the removed accounts may, individually or in the aggregate, be of a higher credit quality than the accounts that remain in the issuing entity. In connection with such a removal, the indenture trustee will be required to transfer all Receivables in those removed accounts back to the transferor, whether the Receivables already exist or arise after the designation. Any suspension or termination of automatic additions applies only on a prospective basis to accounts created on or after the effective date of such suspension or termination and does not by itself affect receivables in accounts already included in the issuing entity’s Portfolio.

The transferor’s rights to removal are subject to the satisfaction of several conditions listed in the transfer agreement, including:

•

on or before the tenth Business Day prior to the date of removal, notice is delivered to each hired nationally recognized statistical rating organization, the owner trustee, the indenture trustee and the servicer;

•	delivery to the owner trustee and the indenture trustee for execution of a written reassignment of Receivables in the removed accounts;

•

on or prior to the seventh Business Day following the date of removal, delivery to the indenture trustee of a supplement to the account schedule identifying the removed accounts, and the transferor represents and warrants that, as of the removal date, such list is true and complete in all material respects;

•	satisfaction of the Rating Agency Condition with respect to such removal; and

•	delivery by the transferor to the owner trustee and the indenture trustee of a certificate of an authorized officer to the effect that, in the reasonable belief of the transferor,

(i)

no selection procedure believed to be materially adverse to, or materially beneficial to, the interests of any noteholders was used in selecting the removed accounts from among any pool of accounts of a similar type; and

(ii)	such removal will not have an adverse effect on any outstanding series or class of notes.

In any Monthly Period, there may be more than one removal of assets. In addition, the accounts designated to be removed from the issuing entity’s Portfolio need not be selected randomly by the transferor.

The transferor may designate removed accounts without being subject to the final two bullet points set forth above if the removed accounts are accounts originated or acquired under a specified agreement, co-brand credit card agreement, merchant agreement, private label credit card agreement or other program which is co-owned, operated or promoted by the bank for the benefit of a brand partner; provided, that such agreement has terminated in accordance with its terms, or the accounts are being removed due to other circumstances caused by requirements of the brand partner program in which the right to such removed accounts is determined by the brand partner or its designee. If such designation of removed accounts would reduce the Transferor Amount below the Required Transferor Amount or the Pool Balance below the Required Pool Balance, on the second Business Day following such reduction, the transferor will deposit in the Excess Funding Account an amount sufficient to restore those amounts; and if such designation would cause an early amortization event to occur under any applicable indenture supplement, the transferor will deposit in the Collection Account an amount equal to the sum of the amounts received for the principal receivables in such accounts, plus related finance charge receivables, to be applied as set forth in the applicable indenture supplement.

The transferor may, without being subject to the bullet points set forth above, from time to time designate any Inactive Account as a removed account; provided, that the transferor supplement the account schedule on or before the seventh Business Day following the removal date for any Inactive Account.

In addition to the foregoing, on the date when any Receivable in an account becomes a Defaulted Receivable (including any related Finance Charge Receivables), the indenture trustee and the issuing entity will automatically and without further action or consideration transfer, set over and otherwise convey to the transferor, without recourse, representation or warranty, all right, title and interest of the indenture trustee and the issuing entity in, to and under the Defaulted Receivables (including any related Finance Charge Receivables) in such account, all monies due or to become due, all amounts received or receivable with respect thereto and all proceeds thereof; provided, that Recoveries of such Defaulted Receivables will be treated as Finance Charge Collections.

Discount Option

The transferor will have the option to designate at any time and from time to time a Discount Option Percentage, of all Principal Receivables existing in all or any specified portion of the accounts to be treated as Finance Charge Receivables on or after the discount option date. On or after such discount option date, the transferor will also have the option of increasing, reducing or withdrawing the Discount Option Percentage, at any time and from time to time, without notice to or the consent of any noteholder. The transferor will provide to the servicer, the owner trustee, the indenture trustee, and any hired nationally recognized statistical rating organization written notice no later than 30 days prior to the applicable discount option date notifying such party of any such designation or increase, reduction or withdrawal. Such designation, increase, reduction or withdrawal will become effective on the discount option date specified in such notice upon satisfaction of the following conditions:

(i)

the transferor will have delivered to the owner trustee and the indenture trustee an officer’s certificate of the transferor certifying that, in the reasonable belief of the transferor based on facts known to the transferor at such time, such designation, increase, reduction or withdrawal will not, at the time of its occurrence, cause an early amortization event or event of default with respect to any series or class of notes to occur or an event which, with notice or the lapse of time or both, would constitute an early amortization event or event of default with respect to any series or class of notes;

(ii)	the Rating Agency Condition will have been satisfied with respect to such designation, increase, reduction or withdrawal; and

(iii)	the transferor will have caused an Issuer Tax Opinion to be delivered to the owner trustee and the indenture trustee.

Following a change in the Discount Option Percentage, the transferor will apply the new Discount Option Percentage to all or any specified portion of newly generated and existing Principal Receivables. After the discount option date, the discount option receivables collections will be treated as Finance Charge Collections.

Issuing Entity Accounts

The issuing entity has established issuing entity accounts. The issuing entity has established a Collection Account for the purpose of receiving Collections on the Receivables included in the issuing entity and Collections on any other assets in the issuing entity.

In addition, the issuing entity has established an Excess Funding Account for the purpose of holding Principal Collections that would otherwise be paid to the holder of the Transferor Interest at a time when (i) the Transferor Amount is, or as a result of a payment would become, less than the Required Transferor Amount, (ii) the Pool Balance is, or as a result of a payment would become, less than the Required Pool Balance, or (iii) if the seller’s interest is, or as a result of a payment to be made on the related Transfer Date would become, less than the required seller’s interest amount.

The issuing entity has also established additional issuing entity accounts. Issuing entity accounts are Eligible Deposit Accounts and amounts maintained in issuing entity accounts may only be invested by the indenture trustee at the written direction of the issuing entity, without independent verification of its authority, in Eligible Investments. Each issuing entity account currently is maintained at U.S. Bank National Association. If at any time (i) an issuing entity account ceases to be an Eligible Deposit Account, then, upon prior written notice to the indenture trustee, the issuing entity may establish or cause to be established new issuing entity accounts that each qualify as an Eligible Deposit Account and will transfer all funds or other property from the existing issuing entity accounts to such new issuing entity accounts within 30 Business Days (or up to 45 Business Days if the Rating Agency Condition is satisfied), as provided in the indenture, or (ii) the issuing entity determines for any reason that any issuing entity account should be held in a different Eligible Deposit Account, then, upon written notice to the indenture trustee, the issuing entity shall establish or cause to be established such new issuing entity account that qualifies as an Eligible Deposit Account and will transfer funds or other property from the existing issuing entity account to such new issuing entity account, as provided in the indenture or the applicable indenture supplement.

Payments in respect of the Receivables will be allocated to each series of notes and to the Transferor Interest and deposited into the Collection Account as described under “Sources of Funds to Pay the Notes – Deposits in Collection Account.” Collections allocated to the Series 20[●]-[●] notes will be applied as specified in this prospectus including, as applicable, to make deposits into the Principal Funding Account, the Accumulation Reserve Account, and any other issuing entity account.

Representations, Warranties and Reassignment of Assets

The transferor will make several representations and warranties to the issuing entity in the transfer agreement.

Regarding the Transferor

The transferor will make certain representations and warranties to the issuing entity in the transfer agreement to the effect that, among other things, as of each issuance date of a series or class of notes:

•

the transferor is validly existing, in good standing under the laws of its state of organization and has full power and authority to own its properties, conduct its business and perform its obligations under the documents; and

•

the execution and delivery of the transaction documents (including account assignments) by the transferor and the consummation of the transactions provided for in such documents have been duly authorized by the transferor.

Regarding Enforceability and Clear Title

The transferor will also make certain representations and warranties to the issuing entity in the transfer agreement with respect to the Receivables and other assets to the effect that, among other things:

•

as of (i) each issuance date of a series or class of notes and (ii) each addition date of Additional Accounts and Automatic Additional Accounts, the transfer agreement, the receivables purchase agreement and the servicing agreement constitutes a legal, valid and binding obligation of the transferor enforceable against the transferor; and

•

as of (i) each issuance date of a series or class of notes and (ii) each addition date of Additional Accounts and Automatic Additional Accounts, the applicable documents constitutes a valid transfer to the issuing entity of all right, title and interest of the transferor of the assets or constitutes a grant of a first priority security interest (as defined in the applicable UCC) in these Receivables, which security interest is prior to all other liens.

Reassignment for Breach

In the event of a material breach of any of the representations and warranties described in the above paragraphs that has a material adverse effect on the Receivables or the availability of the proceeds thereof to the issuing entity, the indenture trustee or holders of notes evidencing more than 50% of the Outstanding Principal Amount of all notes, by written notice to the transferor, the administrator and the servicer (and to the owner trustee and the indenture trustee if given by such noteholders), may direct the transferor to accept the reassignment of the Receivables included in the issuing entity within 60 days of such notice, or within such longer period specified in such notice. The transferor will be obligated to accept the reassignment of such Receivables on the Transfer Date following the Monthly Period in which such reassignment obligation arises.

Such reassignment will not be required to be made, however, if on any day during such applicable period, the relevant representation and warranty will then be true and correct in all material respects.

The price for such reassignment will be the Reassignment Amount. On the Transfer Date following the Monthly Period in which such reassignment obligation arises, the applicable transferor will deposit the portion of the Reassignment Amount attributable to the applicable notes in the Collection Account to be treated as Principal Collections or Finance Charge Collections. The payment of such Reassignment Amount in immediately available funds will be considered a payment in full of the noteholders’ interest and such funds will be distributed upon presentation and surrender of the related notes. If the indenture trustee or holders of notes give a notice as provided above, the obligation of the transferor to make any such deposit will constitute the sole remedy respecting a breach of the representations and warranties available to those noteholders or the indenture trustee on behalf of those noteholders.

Marking of Transferor Records

In connection with each transfer of Receivables to the issuing entity, the computer records relating to such Receivables will be marked to indicate that those Receivables have been conveyed to the issuing entity. In addition, (i) promptly, but no later than the seventh Business Day following the addition date of Additional Accounts and (ii) promptly, but no later than the tenth Business Day following the end of each Monthly Period in which any accounts become Automatic Additional Accounts, the issuing entity and the indenture trustee will be provided with an account schedule containing a true and complete list showing for each account its account number and the aggregate amount of Receivables in such account. The transferor has filed and is required to file UCC financing statements for the transfer of the Receivables to the issuing entity meeting the requirements of applicable state law.

Representations Concerning Eligible Accounts and Eligible Receivables

In the transfer agreement, the transferor makes representations and warranties to the issuing entity to the effect that, among other things:

•

as of each applicable date on which an account is selected to be included in the issuing entity’s Portfolio (or, for an Automatic Additional Account, as of applicable addition date), referred to in this prospectus as the selection date, each account was an Eligible Account;

•

as of each applicable selection date (or, for an Automatic Additional Account, as of the applicable addition date), each of the Receivables then existing in the accounts was an Eligible Receivable; and

•	as of the date of creation of any new Receivable, such Receivable is an Eligible Receivable.

If the transferor materially breaches any representation and warranty described in the preceding paragraph, and such breach has a material adverse effect on any noteholders and remains uncured for 60 days (or such longer period, not in excess of 150 days, as to which the indenture trustee agrees) after the earlier to occur of the discovery of the breach by the transferor and receipt of written notice of the breach by the transferor, then all Receivables with respect to an affected account will be reassigned to the transferor on the terms and conditions set forth below. In such case, the Ineligible Receivable will no longer be included as part of the issuing entity’s assets and the account related to the Ineligible Receivable will no longer be included in the issuing entity’s Portfolio.

An Ineligible Receivable will be reassigned to the transferor by the servicer deducting the portion of such Ineligible Receivable that is a principal receivable from the aggregate amount of Principal Receivables used to calculate the Transferor Amount and the Pool Balance. In the event that the exclusion of an Ineligible Receivable from the calculation of the Transferor Amount or the Pool Balance would cause the Transferor Amount to be reduced below the Required Transferor Amount or the Pool Balance to be reduced below the Required Pool

Balance, the transferor will on the second Business Day following such determination make a deposit in the Excess Funding Account in immediately available funds in an amount equal to the greater of the amount by which (x) the Transferor Amount would be reduced below the Required Transferor Amount or (y) the Pool Balance would be reduced below the Required Pool Balance.

The reassignment of any Ineligible Receivable to the transferor, and the obligation of the transferor to make deposits into the Excess Funding Account as described in the preceding paragraph, is the sole remedy respecting any breach of the representations and warranties described in the first paragraph of this section with respect to such Receivable available to the holder of notes or the indenture trustee on behalf of those noteholders.

Additional Representations and Warranties

It is not required or anticipated that the indenture trustee will make any initial or periodic general examination of the Receivables or any records relating to the Receivables for the purpose of establishing the presence or absence of defects, the compliance by the transferor of its representations and warranties or for any other purpose. The bank and its affiliates, however, have performed such a review of the Receivables. See “Annex I: The Selected Portfolio and the Trust Portfolio – Review of Pool Assets.” In addition, it is not anticipated or required that the indenture trustee will make any initial or periodic general examination of the servicer for the purpose of establishing the compliance by the servicer with its representations or warranties or the performance by the servicer of its obligations under the servicing agreement or for any other purpose. The servicer, however, will deliver to the indenture trustee on or before March 31 of each calendar year an opinion of counsel with respect to the validity of the security interest of the indenture trustee in and to the Receivables and certain other assets of the issuing entity.

Description of the Receivables Purchase Agreement

The following summarizes the material terms of the receivables purchase agreement between the bank and BFF. A form of the receivables purchase agreement is filed as an exhibit to the registration statement, of which this prospectus is a part.

Sale of Receivables

The bank is the owner of the accounts which contain the Receivables that are purchased by the transferor pursuant to the receivables purchase agreement and then transferred by the transferor to the issuing entity. In connection with the sale of Receivables to the transferor, the bank has:

•	filed appropriate UCC financing statements to evidence the sale to the transferor and to perfect the right, title and interest of the transferor in those Receivables; and

•	indicated in its books and records (including any related computer files) that the Receivables have been sold by the bank to the transferor.

Pursuant to the receivables purchase agreement, the bank:

•

sold all of its right, title and interest, if any, in the Receivables existing in the initial accounts at the initial closing date and in the Receivables thereafter arising in those accounts, in each case including all Collections, insurance proceeds, Interchange, Merchant Discount Fees, Recoveries, all monies due or to become due, all amounts received, and all proceeds, each as it relates to such Receivables; and

•

will, from time to time, at the request of the transferor, designate Additional Accounts and Automatic Additional Accounts and sell to the transferor all of its right, title and interest in the Receivables existing in the Additional Accounts and Automatic Additional Account on the addition date and in the Receivables arising thereafter in those accounts, in each case including all Collections, insurance proceeds, Interchange, Merchant Discount Fees, Recoveries, all monies due or to become due, all amounts received, and all proceeds, each as it relates to such Receivables.

Pursuant to the transfer agreement, the transferor has assigned all of its right, title and interest in the receivables purchase agreement, including its right to enforce the agreement against the bank, to the issuing entity.

Representations and Warranties

In the receivables purchase agreement, the bank represents and warrants to the transferor that, among other things:

•	it is validly existing in good standing under the applicable laws of the jurisdiction of its incorporation and has full power and authority to own its properties and conduct its business;

•

its execution and delivery of the receivables purchase agreement and its performance of the transactions contemplated by that agreement will not conflict with or result in any breach of any of the material terms of or constitute a material default under any agreement to which the bank is a party or by which its properties are bound and will not conflict with or violate any requirements of law applicable to it; and

•

all governmental authorizations, consents, orders, approvals, registrations or declarations required to be obtained by it in connection with its execution and delivery of, and its performance of the receivables purchase agreement, have been obtained.

Covenants

In the receivables purchase agreement, the bank makes the following covenants, among others:

•

except (i) as otherwise required by any requirements of law or (ii) as is deemed by the bank to be necessary in order for it to maintain its credit card business or a program operated by such credit card business on a competitive basis based on a good faith assessment by it of the nature of the competition with respect to such credit card business or such program, the bank will not at any time reduce the annual percentage rate of the periodic rate finance charges assessed on the Receivables or take any other action with respect to any of the accounts or removed accounts if such reduction is not also applied to any comparable segment of credit card accounts owned by the bank which have characteristics the same as or substantially similar to such accounts or removed accounts that are subject to such change, except as otherwise restricted by an endorsement, sponsorship or other agreement between the bank and an unrelated third party or by the terms of the account agreements; and

•

subject to compliance with all requirements of law and the first bullet point above, the bank may effect or permit a change to the terms and provisions of the account agreements or the account guidelines in any respect (including the calculation of the amount, or the timing, of charge-offs and other fees to be assessed thereon), however, the bank will not take any action with respect to any account agreement or such account guidelines, which at the time of such action, the bank reasonably believes will have a material adverse effect on the transferor.

Repurchase Obligations

In the receivables purchase agreement, the bank makes the following representations and warranties relating to the Receivables, among others:

•	as of the applicable delivery date, the account schedule, including any supplement to the account schedule, provided by it to the transferor is true and correct in all material respects;

•	each Receivable conveyed by it to the transferor has been conveyed free and clear of any lien or encumbrance, except liens permitted by the receivables purchase agreement;

•

all governmental authorizations, consents, orders, approvals, registrations or declarations required to be obtained, effected or given by it in connection with the conveyance of Receivables to the transferor have been duly obtained, effected or given and are in full force and effect;

•	as of each applicable selection date (or, for an Automatic Additional Account, as of the applicable addition date), each account was an Eligible Account;

•	as of each applicable selection date (or, for an Automatic Additional Account, as of the applicable addition date), each of the Receivables then existing in the accounts was an Eligible Receivable;

•	as of the date of creation of any new Receivable, such receivable is an Eligible Receivable; and

•	no selection procedures believed by the bank to be materially adverse to the interest of the transferor or its transferees have been used in selecting the accounts.

The receivables purchase agreement provides that if the bank breaches any of the representations and warranties described above and, as a result, the transferor is required under the transfer agreement to accept a reassignment of the related Ineligible Receivables transferred to the issuing entity by the transferor, then the bank will accept reassignment of such Ineligible Receivables and pay to the transferor an amount equal to the unpaid principal balance of such Ineligible Receivables. See “ – Representations, Warranties and Reassignment of Assets.”

Reassignment of Other Receivables

The bank also represents and warrants in the receivables purchase agreement that (i) the receivables purchase agreement and any supplemental conveyance each constitutes a legal, valid and binding obligation of the bank and (ii) the receivables purchase agreement and any supplemental conveyance constitute a valid sale to the transferor of all right, title and interest of the bank of the Receivables, including all Collections, insurance proceeds, Interchange, Merchant Discount Fees, Recoveries, all monies due or to become due, all amounts received, and all proceeds, each as it relates to such Receivables, and that the sale is perfected under the applicable UCC. As described above, the bank also represents and warrants that (x) it is validly existing and has all needed power and authority and (y) its execution and performance of the receivables purchase agreement has been duly authorized. If a representation described in the preceding sentences is not true and correct in any material respect and as a result of the breach the transferor is required under the transfer agreement to accept a reassignment of all of the Receivables previously sold by the bank pursuant to such receivables purchase agreement, the bank will accept a reassignment of those Receivables. See “ – Representations, Warranties and Reassignment of Assets”. If the bank is required to accept such reassignment, the bank will pay to the transferor an amount equal to the unpaid principal balance of the reassigned Receivables.

Reassignment of Terminated Program Agreement Receivables

If a program agreement which is co-owned, operated or promoted by the bank for the benefit of a third-party brand partner terminates in accordance with its terms, or the accounts must be removed due to other circumstances caused by requirements of a brand partner program in which the right to require such accounts to be removed is determined by a brand partner or its designee (other than the bank, the transferor or any affiliate or agent of the bank or the transferor), then the bank will repurchase from the transferor all Receivables in the related accounts. The price at which the bank repurchases such Receivables will be equal to the price at which the bank resells such Receivables to the brand partner or its designee, so that the bank does not realize a gain or a loss as a result of such repurchase and sale.

Amendments to the Receivables Purchase Agreement

The receivables purchase agreement may be amended by the bank and the transferor without consent of any noteholders. Except as described below, no amendment, however, may be effective unless:

•	the Rating Agency Condition has been satisfied; and

•

the bank will deliver to the indenture trustee an officer’s certificate, dated the date of such amendment, stating that it reasonably believes that the amendment will not result in an early amortization event.

Amendments may be made to comply with the FDIC Rule or to comply with legal or regulatory changes upon delivery by the bank to the indenture trustee of an officer’s certificate, dated the date of any such amendment, to the effect that (x) the bank reasonably believes that such action will not result in an early amortization event or (y) such action is required to remain in compliance with the FDIC Rule or any other change of law or regulation which applies to the bank, BFF or the transactions governed by the receivables purchase agreement.

In addition, an amendment to cure an ambiguity or to correct or supplement any defective or inconsistent provision contained in the receivables purchase agreement or in any amendment to the receivables purchase agreement may be made upon delivery by the bank to the indenture trustee of an officer’s certificate, dated the date of any such amendment, to the effect that the bank reasonably believes that such action will not result in an early amortization event.

Termination of the Receivables Purchase Agreement

The receivables purchase agreement will continue until terminated by the mutual agreement of the parties thereto. In addition, if a receiver or conservator is appointed for the bank or certain other liquidation, bankruptcy, insolvency or other similar events occur, the bank will cease to transfer Receivables to the transferor and promptly give notice of that event to the transferor, the owner trustee, the indenture trustee, and the servicer.

Consumer Protection Laws

The relationship between an accountholder and a credit or charge card lender is extensively regulated by federal, state and local consumer protection laws and by regulations enacted by regulators implementing these laws. With respect to credit card accounts owned by the bank, the most significant federal laws include the Truth in Lending Act, the Credit CARD Act, the Dodd-Frank Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act and the State of Delaware banking laws. These statutes impose pricing restrictions, prohibitions on certain unfair, deceptive or abusive acts or practices, disclosure requirements before and when an account is opened and at the end of monthly billing cycles and, in addition, limit accountholder liability for unauthorized use, prohibit certain discriminatory practices in extending credit or charging privileges, impose certain limitations on the type of account-related charges that may be issued, impose payment, billing and other process requirements and regulate collection practices. In addition, accountholders are entitled under these laws to have payments and credits applied to their accounts promptly and to require billing errors to be resolved promptly. The issuing entity may be liable for certain violations of consumer protection laws that apply to the Receivables, either as assignee from the transferor with respect to obligations arising before transfer of the Receivables to the issuing entity or as the party directly responsible for obligations arising after the transfer. In addition, an accountholder may be entitled to assert such violations by way of setoff against the obligation to pay the amount of Receivables owing. See “Risk Factors.” All Receivables that were not created or serviced in compliance in all material respects with the requirements of such laws, subject to certain conditions described under “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets,” will be reassigned to the transferor. For a discussion of the issuing entity’s rights if the Receivables were not created in compliance in all material respects with applicable laws, see “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets.”

The Servicemembers Civil Relief Act allows individuals on active duty in the military to cap the interest rate and fees on debts incurred before the call to active duty at 6%. In addition, subject to judicial discretion, any action or court proceeding in which an individual in military service is involved may be stayed if the individual’s rights would be prejudiced by denial of such a stay. Currently, some accountholders with outstanding balances have been placed on active duty in the military, and more may be placed on active duty in the future.

As of October 3, 2017, the Military Lending Act of 2006 (“MLA”) and its implementing regulations were expanded to provide protection to service members and their families with respect to a wider range of credit products, including credit extended in a new credit card account under an open-end consumer credit plan. The MLA caps the military annual percentage rate of any such credit card at 36% and prohibit arbitration clauses. In addition, the MLA subjects creditors to civil liability and administrative enforcement for MLA violations and potentially void contracts that fail to comply with the MLA.

Application of federal and state bankruptcy and debtor relief laws would affect the interests of noteholders in the Receivables if such laws result in any Receivables being charged off as uncollectible when there are no funds available from other sources.

Asset Representation Review

If both of the following conditions are met, the asset representations reviewer will, upon receipt of a review notice delivered in accordance with the indenture, conduct an asset representations review of the receivables identified for review as described below:

•	a Delinquency Trigger has occurred, as disclosed in the monthly noteholders’ statement, and

•	a vote of noteholders directing the review has been completed under the procedures described under “– Asset Representations Review Voting.”

Upon receipt of the review notice, the servicer will provide the asset representations reviewer with access to the review materials for all subject receivables within 60 calendar days in one or more of the following ways: (1) remote access to the servicer’s receivables systems, (2) electronic posting to a password-protected website to which the asset representations reviewer has access, (3) providing originals or photocopies at a servicer location, or (4) as otherwise agreed by the servicer and the asset representations reviewer. Personally identifiable information will be redacted from the review materials.

If the asset representations reviewer determines that any review materials are missing or insufficient for any test, the asset representations reviewer will use commercially reasonable efforts to notify the servicer within 30 calendar days after the review commencement date (and promptly upon any later discovery), and the servicer will provide access to the additional review materials. If the additional review materials are not provided within the later of 15 calendar days after notice and the last day of the review period (without giving effect to the possible 30-day extension described below), the related receivable(s) will be assigned a “Test Fail” for the affected test(s) and the draft report will indicate the reason for the failure.

The asset representations reviewer will perform, for each subject receivable, the testing procedures specified in the asset representations review agreement for each applicable representation and warranty, using the related review materials specified in that agreement, in each case as of the applicable date specified for the relevant test. For each test, the asset representations reviewer will determine whether the test has been satisfied (“Test Pass”) or not satisfied (“Test Fail”). If the result for more than one receivable is determinable by performing a test once for a group, the reviewer may use that determination for all receivables in the group.

The asset representations reviewer will complete its review within 60 calendar days after the review commencement date; if additional review materials are provided, the review period will be extended for an additional 30 calendar days. After the list of accounts related to the subject receivables is delivered and before the final review report is delivered, the servicer may notify the asset representations reviewer if any subject receivable is paid in full or is purchased by the servicer, the bank or the transferor; in that case, testing for that receivable will be treated as complete (“Test Complete”) and the final review report will indicate “Test Complete” and the related reason.

Within 10 Business Days after the end of the review period, the asset representations reviewer will deliver a final review report to the indenture trustee, the bank (as seller), the servicer and the transferor indicating, for each subject receivable, whether there was a “Test Pass,” “Test Fail,” or “Test Complete” and the related reason. However, if the asset representations reviewer determines there is a “Test Fail” for any receivable, the asset representations reviewer will first deliver a draft review report to the bank (as seller) and the servicer within 10 Business Days after the end of the review period. The servicer may provide additional review materials and/or clarifications within 15 Business Days of receiving the draft review report in order to resolve any failure. The asset representations reviewer will then deliver the final review report no later than the earlier of (x) 10 business days after receipt of the additional materials/clarifications and (y) 5 Business Days after notice from the servicer that no further materials will be provided or after the expiration of the 15-Business Day period. The Form 10-D for the monthly period in which the final review report is delivered will include a summary of the asset representations reviewer’s findings and conclusions.

The asset representations reviewer will only be required to perform the testing procedures specified in the asset representations review agreement and to provide the reports described above. The asset representations reviewer will not determine whether a Delinquency Trigger has occurred or whether the voting requirement has been met, will not determine which receivables are subject to review, will rely on the review materials provided by the servicer and has no obligation to obtain missing or insufficient materials from any other source, will not provide legal opinions or legal conclusions, and will not determine the reason for any receivable’s delinquency, any obligor’s creditworthiness, the overall quality of any receivable, or the servicer’s compliance with its covenants.

Asset Representations Review Voting

Upon disclosure in the monthly noteholders’ statement that a Delinquency Trigger has occurred, noteholders will have 90 days from the date of that disclosure to determine whether to initiate a vote to direct an asset representations review. During that 90-day period, holders of at least 5% of the aggregate adjusted outstanding principal amount of all outstanding notes (measured on the date the Delinquency Trigger occurred) may demand that the indenture trustee conduct a vote of noteholders of all outstanding notes to determine whether to direct a review.

Prior to recording a written notification to initiate a vote, the indenture trustee may verify beneficial ownership by requiring (x) a written certification from the requesting noteholder that it is a beneficial owner and (y) one other document (such as a trade confirmation, account statement, or broker letter). The indenture trustee may set a record date for voting purposes.

If the 5% demand threshold is met within the 90-day window, the vote will be initiated and the issuing entity will include in the next Form 10-D filed after initiation (a) the date the vote was initiated, (b) the timeline for submitting a vote, and (c) a statement that noteholders may vote, by proxy or otherwise, in accordance with DTC voting guidelines and procedures. The bank will pay all costs, expenses and liabilities incurred by the indenture trustee, the transferor and the issuing entity in connection with the voting process. The vote must be completed no later than the 150th day after the Form 10-D reporting the Delinquency Trigger was filed. If, upon completion, holders of more than 50% of the aggregate adjusted outstanding principal amount of noteholders casting a vote in favor of a review, the asset representations reviewer will, upon receipt of a review notice delivered in accordance with the indenture, perform the review as described under “– Asset Representation Review.”

For the avoidance of doubt, any noteholder vote associated with directing an asset representations review is not subject to the 66 2⁄3% threshold applicable to other noteholder actions. See “The Indenture – Voting” for additional information.

Maximum Delinquency Percentage

On or prior to each Distribution Date, the servicer will calculate the Delinquency Percentage for the preceding Monthly Period. The “Delinquency Percentage” for each Distribution Date and the related preceding Monthly Period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate receivables balance of all 60-Day Delinquent Receivables as of the last day of the Monthly Period immediately preceding such Distribution Date to (ii) the aggregate receivables balance of all Receivables as of the last day of the related Monthly Period. “60-Day Delinquent Receivables” means, as of any date of determination, all Receivables that are 60 or more days delinquent as of the last day of the Monthly Period immediately preceding such date, as determined in accordance with the bank’s customary servicing practices. Defaulted Receivables are not considered delinquent receivables and are therefore not included in the Delinquency Trigger calculation.

The “Maximum Delinquency Percentage” for any Distribution Date and the related preceding Monthly Period will be the lowest “Maximum Delinquency Percentage” as specified in the applicable indenture supplement. The Maximum Delinquency Percentage for Series 20[●]-[●] is [●]%. The Maximum Delinquency Percentage for Series 20[●]-[●] has been set at a level in excess of the historical peak of delinquent receivables [since [●]] to assure that the Maximum Delinquency Percentage is not breached due to fluctuations in credit cycles that are unrelated to breaches of representations and warranties. The Maximum Delinquency Percentage corresponds generally to the level of expected losses on the Receivables that would cause the notes issued by the issuing entity to realize the first dollar of loss. By aligning the Maximum Delinquency Percentage with the maximum level of credit losses that the Series 20[●]-[●] can withstand without a loss, we believe the Maximum Delinquency Percentage provides an appropriate early warning threshold at the point when noteholders may benefit from an asset representations review.

Asset Representations Review Agreement

FTI Consulting, Inc. (“FTI”) will act as the asset representations reviewer under an asset representations review agreement dated as of June 11, 2026, among FTI, the issuing entity, the transferor and the bank (in the capacities specified therein). Upon receipt of a review notice in accordance with the indenture, FTI will conduct an asset representations review and perform the review functions described under “ – Asset Representation Review.” The servicer agrees to provide FTI access to review materials within 60 calendar days of delivery of the review notice, by remote access, secure website posting, at a servicer location, or as otherwise agreed, in each case subject to confidentiality and the removal of personally identifiable information.

The bank, as sponsor, will pay FTI an annual retainer fee and, if an asset representations review is conducted, a separate fee for the asset representations review, as provided in the asset representations review agreement. The bank agrees to indemnify FTI and any of its officers, directors, employees and agents for all costs, expenses, damages and liabilities resulting from the performance of its obligations under the asset representations review agreement (“Asset Representations Reviewer Losses”), except to the extent that any such Asset Representations Reviewer Losses are determined by a final non-appealable order of a court of competent jurisdiction to have resulted from (i) the bad faith, gross negligence or willful misconduct of FTI or any of its officers, directors, employees or agents or (ii) FTI’s breach of any of its representations, warranties or covenants in the asset representations review agreement. In addition, FTI agrees to indemnify the issuing entity, the transferor, the bank, the servicer, the owner trustee and the indenture trustee and their respective directors, officers, employees and agents all costs, expenses, damages and liabilities resulting from FTI’s willful misconduct, bad faith, gross negligence in performing its obligations under the asset representations review agreement or breach of its representations, warranties, covenants and other obligations in the asset representations review agreement; in no event will FTI be liable for special, indirect, or consequential damages.

FTI may not resign prior to the third anniversary of the asset representations review agreement, within 165 days following the latest filing of a Form 10-D reporting that a Delinquency Trigger has occurred, or after receipt of a review notice until the final review report is delivered, except if a specified resignation condition has occurred (including specified ineligibility, legal prohibition, unresolved conflict of interest, or uncured non-payment of amounts due). FTI must provide 60 days’ prior written notice of resignation. The issuing entity may remove FTI for cause upon specified events and may also remove FTI in its discretion upon at least 30 days’ prior written notice, provided that discretionary removal is not permitted during the same 165-day blackout period or after a review notice until the final review report is delivered. No resignation or removal becomes effective until a successor reviewer has accepted engagement or no notes remain outstanding. Following resignation or removal, the issuing entity and the bank will use commercially reasonable efforts to engage a successor within 90 days; if none has been appointed by the 90th day, FTI may petition a court for appointment. The outgoing reviewer will cooperate for a one-year transition period and will bear its own transition costs.

Fees and Expenses for Asset Representations Review

The asset representations reviewer will be paid an annual retainer fee by the bank in its capacity as sponsor, as provided in the asset representations review agreement. In addition, if an asset representations review is conducted, the asset representations reviewer will be entitled to receive a fee for the review, which will be paid by the bank in its capacity as sponsor, in each case as provided in the asset representations review agreement.

Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity

The bank will service the Receivables arising in the credit card accounts owned by the bank, which are designated to the issuing entity’s Portfolio. As compensation for the performance of its obligations as servicer and as reimbursement for its expenses related thereto, the bank will be entitled to a servicing fee in the amounts and at the times specified in this prospectus.

The servicer may not resign from its obligations and duties under the servicing agreement except:

(i)	upon determination that the performance of such obligations and duties is no longer permissible under applicable law, or

(ii)	if such obligations and duties are assumed by an affiliate or by another entity if the Rating Agency Condition has been satisfied.

No such resignation will become effective until the indenture trustee or a successor to the servicer has assumed the servicer’s obligations and duties under the servicing agreement. Notwithstanding the foregoing, the servicer may assign part or all of its obligations and duties as servicer under the servicing agreement to an affiliate so long as the bank guarantees the affiliate’s performance.

Any person into which, in accordance with the servicing agreement, the servicer may be merged or consolidated or any person resulting from any merger or consolidation to which the servicer is a party, or any person succeeding to the business of the servicer, will be the successor to the servicer under the servicing agreement.

In addition, the bank or any of its affiliates will be the administrator of the issuing entity and will agree, to the extent provided in the servicing agreement, to provide notices and to perform on behalf of the issuing entity all administrative obligations required by the indenture and as described in the servicing agreement [(including in relation to any Benchmark Transition Event)]. As compensation for its performance of the administrator’s obligations under the servicing agreement, the administrator will be entitled to a monthly fee not to exceed $2,500, in addition to reimbursement for its liabilities and extra out-of-pocket expenses related to its performance of the administrator’s obligations, to be paid by the transferor.

Servicer Default

In the event of any Servicer Default, either the indenture trustee or noteholders evidencing more than 50% of the aggregate Outstanding Principal Amount of all affected notes, by written notice to the servicer and the owner trustee (and to the indenture trustee if given by the noteholders) may terminate all of the rights and obligations of the servicer, as servicer, under the servicing agreement. The indenture trustee will appoint a new servicer. Any such termination and appointment is called a service transfer. If the only Servicer Default is bankruptcy, insolvency, receivership or conservatorship related, however, the bankruptcy trustee, the receiver or the conservator for the servicer or the servicer itself as debtor-in-possession may have the power to prevent the indenture trustee or noteholders from appointing a successor servicer. See “Risk Factors – Other Legal and Regulatory Risks – Regulatory action could result in losses or delays in payment.”

The rights and interests of the transferor under the transfer agreement and the servicing agreement and in the Transferor Interest will not be affected by any termination notice or service transfer. If the indenture trustee within 60 days of receipt of a termination notice does not receive any bids from eligible servicers and the servicer delivers an officer’s certificate to the effect that the servicer cannot in good faith cure the Servicer Default that gave rise to the termination notice, then the indenture trustee will assume the role of successor servicer.

The indenture trustee will, as promptly as possible after a termination notice is delivered, appoint a successor servicer. The successor servicer may be the indenture trustee or an entity which, at the time of its appointment as successor servicer, (1) services a portfolio of credit card accounts, (2) is legally qualified and has the capacity to service the issuing entity’s Portfolio, (3) has, in the sole determination of the transferor, demonstrated the ability to service professionally and competently a portfolio of similar accounts in accordance with high standards of skill and care, (4) is qualified to use the software that is then being used to service the accounts or obtains the right to use or has its own software which is adequate to perform the duties of the servicer under the servicing agreement and other transaction documents and (5) has a net worth of at least $50,000,000 as of the end of its most recent fiscal quarter.

The successor servicer will accept its appointment by written instrument acceptable to the indenture trustee and the transferor. The successor servicer is entitled to compensation out of Collections; however, that compensation will not be in excess of the Servicing Fee and no funds have been set aside for a servicing transfer. Because the bank, as servicer, has significant responsibilities with respect to the servicing of the Receivables, the indenture trustee may have difficulty finding a suitable successor servicer. Potential successor servicers may not have the capacity to perform adequately the duties required of a successor servicer or may not be willing to perform such duties for the amount of the servicing fee currently payable under the applicable indenture supplement. If no successor servicer has been appointed by the indenture trustee and has accepted such appointment by the time the servicer ceases to act as servicer, all rights, authority, power and obligations of the servicer under the servicing agreement will pass to and be vested in the indenture trustee. If U.S. Bank Trust Company, National Association is automatically appointed as successor servicer, it may not have the capacity to perform the duties required of a successor servicer and current servicing compensation under the applicable indenture supplement may not be sufficient to cover its actual costs and expenses of servicing the Receivables. Prior to any appointment of a successor servicer, the indenture trustee will seek to obtain bids from potential servicers meeting the eligibility requirements set forth in the servicing agreement to serve as a successor servicer of servicing compensation not in excess of the Servicing Fee plus any amounts payable to the holder of the Transferor Interest pursuant to the transfer agreement. Notwithstanding the foregoing, if the indenture trustee is unwilling or legally unable to act as servicer, it will petition a court of competent jurisdiction to appoint any established institution qualifying as an eligible servicer as the successor servicer under the servicing agreement. The transferor will notify each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes, the owner trustee and the administrator upon the removal of the servicer and upon the appointment of a successor servicer.

Evidence as to Compliance

The fiscal year for the issuing entity will end on December 31 of each year. The servicer will file with the SEC an annual report on Form 10-K on behalf of the issuing entity 90 days after the end of its fiscal year.

The servicer will deliver to the indenture trustee and, if required, file with the SEC as part of an annual report on Form 10-K filed on behalf of the issuing entity, the following documents:

•

a report regarding its assessment of compliance during the preceding fiscal year with all applicable servicing criteria set forth in relevant SEC regulations with respect to asset-backed securities transactions taken as a whole involving the servicer that are backed by the same types of assets as those backing the notes;

•

with respect to each assessment report described immediately above, a report by a registered public accounting firm that attests to, and reports on, the assessment made by the asserting party, as set forth in relevant SEC regulations; and

•	a servicer compliance certificate, signed by an authorized officer of the servicer, to the effect that:

(i)	a review of the servicer’s activities during the reporting period and of its performance under the servicing agreement has been made under such officer’s supervision; and

(ii)

to the best of such officer’s knowledge, based on such review, the servicer has fulfilled all of its obligations under the servicing agreement in all material respects throughout the reporting period or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

The servicer’s obligation to deliver any servicing assessment report or attestation report and, if required, to file the same with the SEC, is limited to those reports prepared by the servicer and, in the case of reports prepared by any other party, those reports actually received by the servicer.

Copies of all certificates and reports furnished to the indenture trustee may be obtained by a request in writing delivered to the indenture trustee. Except as described above or as described in this prospectus, there will not be any independent verification that any duty or obligation to be performed by any transaction party – including the servicer – has been performed by that party.

Indemnification

The servicing agreement provides that the servicer will indemnify the owner trustee and the indenture trustee from and against any loss, liability, expense, damage or injury suffered or sustained arising out of or relating to any claims, actions or proceedings brought or asserted by third parties in connection with certain of the servicer’s actions or omissions with respect to the issuing entity pursuant to the servicing agreement. The servicer will also indemnify the owner trustee and the indenture trustee from and against any loss, liability, expense, damage or injury suffered or sustained arising out of the administration of the issuing entity by the owner trustee pursuant to the servicing agreement. The servicer will not, however, indemnify such entities if the acts of omission were caused by (i) the gross negligence or willful misconduct of the owner trustee or (ii) the negligence or willful misconduct of the indenture trustee (including in its capacity as note registrar or as paying agent).

The servicer will not be protected against any liability which would otherwise be imposed by reason of willful misconduct, bad faith or gross negligence of the servicer in the performance of its duties or by reason of reckless disregard of its obligations and duties thereunder.

In addition, the servicing agreement provides that the servicer is not under any obligation to appear in, prosecute or defend any legal action which is not incidental to its servicing responsibilities under the servicing agreement. The servicer may, in its sole discretion, undertake any such legal action which it may deem necessary or desirable for the benefit of noteholders with respect to the servicing agreement and the rights and duties of the parties thereto and the interests of the noteholders thereunder.

Collection and Other Servicing Procedures

Pursuant to the servicing agreement, the servicer, whether acting itself or through one or more subservicers, is responsible for servicing, collecting, enforcing and administering the Receivables in accordance with customary and usual procedures for servicing similar credit card receivables.

Servicing activities to be performed by the servicer include collecting and recording payments, communicating with accountholders, investigating payment delinquencies, providing billing and tax records to accountholders and maintaining internal records with respect to each account. Managerial and custodial services performed by the servicer on behalf of the issuing entity include providing assistance in any inspections of the documents and records relating to the accounts and Receivables by the indenture trustee pursuant to the servicing agreement, maintaining the agreements, documents and files relating to the accounts and Receivables as custodian for the issuing entity and providing related data processing and reporting services for noteholders and on behalf of the indenture trustee.

If the bank were to become a debtor in a bankruptcy case, a Servicer Default would occur and the bank could be removed as servicer for the issuing entity and a successor servicer would be appointed. See “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Servicer Default” for more information regarding the appointment of a successor servicer.

Outsourcing of Servicing

Pursuant to the servicing agreement, the bank, as servicer, has the right to delegate or outsource its duties as servicer to any person who agrees to conduct such duties in accordance with the servicing agreement, the applicable account guidelines and the applicable account agreements. All material servicing functions are performed by the bank itself or by its sister company, Comenity Servicing, including certain customer service, billing and collections functions related to the portfolios the bank owns and securitizes. The bank has outsourced certain of its other servicing functions by contracting with affiliated and unaffiliated third parties.

Notwithstanding any such outsourcing, the servicer will continue to be liable for all of its obligations under the servicing agreement. In certain circumstances, however, the bank could be relieved of its duties as servicer upon the assumption of such duties by another entity.

The bank and its affiliates retain the right to change various terms and conditions of the agreements with the third-party service providers and retain the right to change the third-party service providers without the consent of the noteholders or the indenture trustee. Accordingly, third-party service providers who provide services to the bank, its affiliates and its customers may change from time to time, and noteholders will not be notified of any change. Similarly, to the extent that the terms and conditions are altered or agreements with third-party service providers, noteholders will not be given notice of those changes.

If an affiliated or unaffiliated third party performing certain outsourced or delegated functions were to enter bankruptcy or become insolvent, then the servicing of the accounts in the issuing entity could be delayed and payments on your notes could be accelerated, delayed or reduced.

Third-Party Service Providers

Functions that are performed by third-party service providers include, but are not limited to, card production and fulfillment, credit card processing, print and mail and remittance processing functions, as well as a portion of the voice interactions with customers. Third-party service providers are required to follow detailed account management procedures and policies of the bank in connection with any decisions made with respect to accounts with respect to which they provide services. The bank and its affiliates regularly audit and assess the performance of third-party service providers to measure vendor quality and compliance. All third-party service providers are required to comply with the bank’s security and information protection requirements. Decisions to retain third-party service providers are based on cost, the ability of third parties to provide greater flexibility to the bank and its affiliates, experience, financial stability and various other factors.

Merger or Consolidation of the Transferor or the Servicer

The transfer agreement provides that the transferor may not consolidate with or merge into, or sell all or substantially all of its assets as an entirety to, any other entity unless:

(i)

the surviving entity is organized under the laws of the United States, any state thereof or the District of Columbia, and is a savings association, national banking association, bank or other entity which is not eligible to be a debtor in a case under the United States Bankruptcy Code or is a special purpose entity whose powers and activities are limited;

(ii)

in a supplement to the transfer agreement executed by transferor and surviving entity, the surviving entity expressly assumes the transferor’s obligations under the transfer agreement, the servicing agreement and each related transaction document;

(iii)

the transferor will have delivered to the owner trustee and the indenture trustee an officer’s certificate and an opinion of counsel to the effect that such consolidation, merger, conveyance transfer or sale and the supplement to the transfer agreement comply with the transfer agreement, and that the assumption agreement is valid, binding and enforceable;

(iv)

all filings required to perfect or to continue the perfection and priority of the security interest of the issuing entity in any Receivables to be conveyed by the surviving entity will have been duly made and copies thereof will have been delivered to the indenture trustee and the owner trustee;

(v)	the indenture trustee and the owner trustee will have received an opinion of counsel with respect to clause (iv) above and certain other matters specified in the transfer agreement;

(vi)	the indenture trustee and the owner trustee will have received an Issuer Tax Opinion; and

(vii)	the Rating Agency Condition will have been satisfied.

Under the servicing agreement, the servicer may not consolidate with or merge into, or sell all or substantially all of its assets as an entirety to, any other entity unless, among other things:

(i)

the surviving entity is, if the servicer is not the surviving entity, a corporation or a national banking association organized and existing under the laws of the United States or any state thereof or the District of Columbia;

(ii)	if the servicer is not the surviving entity, in a supplement to the servicing agreement, the surviving entity expressly assumes the servicer’s obligations under the servicing agreement;

(iii)

the servicer will have delivered to the transferor, the owner trustee and the indenture trustee an officer’s certificate and an opinion of counsel to the effect that such consolidation, merger, conveyance, transfer or sale complies with the servicing agreement;

(iv)

the servicer will have delivered prompt notice of the consolidation, merger or transfer of assets to each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes; and

(v)	the surviving entity is an eligible servicer under the servicing agreement.

Assumption of the Transferor’s Obligations

The transfer agreement permits a transfer of all of the transferor’s right, title and interest in the Receivables which have been transferred to it and/or its interest in the Transferor Interest. This transfer may include all (but not less than all) of the transferor’s remaining interest in the Receivables and its interest in the issuing entity, together with all other obligations under the transfer agreement or relating to the transactions contemplated thereby, to another entity that may or may not be affiliated with the transferor. Pursuant to the transfer agreement, the transferor is permitted to assign, convey and transfer these assets and obligations to such other entity, without the consent or approval of the noteholders of any series or class of notes, if the following conditions, among others, are satisfied:

(i)	in a supplement to the transfer agreement, the assuming entity expressly assumes the transferor’s obligations under the transfer agreement and each related transaction document;

(ii)

the transferor will have delivered to the indenture trustee and the owner trustee an officer’s certificate and an opinion of counsel each stating that such transfer and assumption comply with the transfer agreement and the assumption agreement is valid, binding and enforceable against the assuming entity;

(iii)

all filings required to perfect or to continue the perfection and priority of the security interest of the issuing entity in any Receivables to be conveyed by the assuming entity will have been duly made and copies thereof will have been delivered to the indenture trustee and the owner trustee;

(iv)

if the assuming entity is not eligible to be a debtor under the United States Bankruptcy Code, the transferor will have delivered notice of such transfer and assumption to each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes. If the assuming entity is eligible to be a debtor in a case under the United States Bankruptcy Code, the transferor will have delivered copies of each such written notice of such transfer and assumption to the servicer, each other transferor, the owner trustee and the indenture trustee and the Rating Agency Condition will have been satisfied;

(v)	the indenture trustee and the owner trustee will have received an opinion of counsel with respect to clause (iii) above and certain other matters specified in the transfer agreement; and

(vi)	the indenture trustee and the owner trustee will have received an Issuer Tax Opinion.

The transfer agreement provides that the transferor, the assuming entity, the issuing entity, the indenture trustee and the owner trustee may enter into amendments to the transfer agreement to permit the transfer and assumption described above without the consent of the noteholders of any series or class of notes. After any permitted transfer and assumption, the assuming entity will be considered a transferor for all purposes hereof, and the transferor will have no further liability or obligation under the transfer agreement or any related transaction document.

Legal Proceedings

[There are no legal proceedings pending, or any proceedings known to be contemplated by governmental authorities, against the sponsor, the originator, the servicer, the depositor, the indenture trustee, the owner trustee or the issuing entity, or of which any property of the foregoing is the subject, that are material to noteholders.]

[If applicable for any takedown: Describe briefly any legal proceedings pending against the sponsor, the depositor, indenture trustee, owner trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1100(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is subject, that is material to noteholders, and similar information as to any proceedings known to be contemplated by governmental authorities.]

The Indenture

The notes will be issued pursuant to the terms of the indenture and a related indenture supplement. The following discussion and the discussions under “The Notes” and certain sections in the prospectus summary summarize the material terms of the notes, the indenture and the related indenture supplement. These summaries are summaries of the material terms, and you should reference the applicable provisions of the notes, the indenture and the related indenture supplement for the full text.

Indenture Trustee

U.S. Bank Trust Company, National Association, a national banking association, is the indenture trustee under the indenture for each series and class of notes. See “Transaction Parties – The Indenture Trustee” for a description of U.S. Bank Trust Company, National Association.

Under the terms of the indenture, the issuing entity has agreed to pay to the indenture trustee reasonable compensation for performance of its duties under the indenture. The indenture trustee has agreed to perform only those duties specifically set forth in the indenture. Many of the duties of the indenture trustee are described throughout this prospectus. Under the terms of the indenture, the indenture trustee’s limited responsibilities include the following:

•	to deliver to noteholders of record certain notices, reports and other documents received by the indenture trustee, as required under the indenture;

•	to authenticate, deliver, cancel and otherwise administer the notes;

•	to establish and maintain necessary issuing entity accounts and to maintain accurate records of activity in those accounts;

•	to serve as the initial transfer agent, paying agent and note registrar;

•	to invest funds in the issuing entity accounts at the direction of the issuing entity;

•	to represent the noteholders in interactions with clearing agencies and other similar organizations;

•	to distribute and transfer funds at the direction of the issuing entity, as applicable, in accordance with the terms of the indenture;

•

to periodically report on and notify noteholders of certain matters relating to actions taken by the indenture trustee, property and funds that are possessed by the indenture trustee, and other similar matters; and

•	to perform certain other administrative functions identified in the indenture.

In addition, the indenture trustee has the discretion to require the issuing entity to cure a potential event of default and to institute and maintain suits to protect the interest of the noteholders in the Receivables. The indenture trustee is not liable for any errors of judgment as long as the errors are made in good faith and the indenture trustee was not negligent. The indenture trustee is not responsible for any investment losses to the extent that they result from Eligible Investments, except for losses attributable to the indenture trustee’s own failure to make payments on such Eligible Investments issued by the indenture trustee, in its commercial capacity, in accordance with their terms.

If an event of default occurs, in addition to the responsibilities described above, the indenture trustee will exercise its rights and powers under the indenture to protect the interests of the noteholders using the same degree of care and skill as a prudent person would exercise in the conduct of his or her own affairs. If an event of default occurs and is continuing, the indenture trustee will be responsible for enforcing the agreements and the rights of the noteholders. See “ – Events of Default Remedies.” The indenture trustee may, under certain limited circumstances, have the right or the obligation to do the following:

•	demand immediate payment by the issuing entity of all principal of, and any accrued, past due and additional interest on, the notes;

•	protect the interests of the noteholders in the Receivables in a bankruptcy or insolvency proceeding;

•	prepare and send timely notice to noteholders of an event of default;

•	institute judicial proceedings for the collection of amounts due and unpaid;

•	rescind and annul a declaration of acceleration of the notes at the direction of the noteholders following an event of default; and

•	cause the issuing entity to sell assets (see “Deposit and Application of Funds – Sale of Assets”).

Following an event of default, the holders of more than 66 2⁄3% of the Outstanding Principal Amount of any affected series or class of notes will have the right to direct the indenture trustee to exercise certain remedies available to the indenture trustee under the indenture. In such case, the indenture trustee may decline to follow the direction of those holders only if it is advised by counsel and is provided with an opinion of counsel to the effect that: (i) the action so directed is unlawful or conflicts with the indenture, (ii) the action so directed would involve it in personal liability or (iii) the action so directed would be unjustly prejudicial to the noteholders not taking part in such direction.

If a Servicer Default occurs, in addition to the responsibilities described above, the indenture trustee may be required to appoint a successor servicer or to take over servicing responsibilities under the servicing agreement. See “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Servicer Default.”

The indenture trustee may resign at any time by giving written notice to the issuing entity. In addition, the indenture trustee may be removed with respect to any series or class by action of the majority holders of that series or class. The issuing entity may also remove, or any noteholder who has been a bona fide holder of a note of such series or class for at least 6 months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the removal of the indenture trustee if the indenture trustee is no longer eligible to act as trustee under the indenture (and any supplement thereto), the indenture trustee fails to comply with the Trust Indenture Act of 1939, as amended, the indenture trustee becomes incapable of acting with respect to any series or class of notes, or if the indenture trustee becomes insolvent. In all such circumstances, the issuing entity is required promptly to appoint a successor indenture trustee for the notes. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee will not become effective until the successor indenture trustee accepts the appointment. If an instrument of acceptance by a successor indenture trustee has not been delivered to the indenture trustee within 30 days of giving notice of resignation or removal, the indenture trustee may petition a court of competent jurisdiction to appoint a successor indenture trustee.

The issuing entity has agreed to pay the indenture trustee for all services rendered. The issuing entity will also indemnify the indenture trustee for any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the administration of the issuing entity. In certain instances, this indemnification will be higher in priority than payments to noteholders. See “The Indenture – Events of Default Remedies.” The indenture trustee may also be indemnified by the servicer pursuant to the terms of the servicing agreement and the transferor pursuant to the transfer agreement.

Any successor indenture trustee will execute and deliver to the issuing entity and its predecessor indenture trustee an instrument accepting such appointment. The successor indenture trustee must (i) be a bank or corporation organized and doing business under the laws of the United States of America or of any state or the District of Columbia, (ii) be authorized under such laws to exercise corporate trust powers, (iii) have a combined capital and surplus of at least $50,000,000, and (iv) be subject to supervision or examination by federal or state authority. The issuing entity may not, nor may any person directly or indirectly controlling, controlled by, or under common control with the issuing entity, serve as indenture trustee.

The issuing entity or its affiliates may maintain accounts and other banking or trustee relationships with the indenture trustee and its affiliates.

Securities Intermediary

Any securities intermediary will be appointed in accordance with the indenture (and any supplement thereto).

Issuing Entity Covenants

The issuing entity will not, among other things:

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claim any credit on or make any deduction from the principal and interest payable on the notes, other than amounts withheld in good faith from such payments under the Internal Revenue Code or other applicable tax law (including foreign withholding),

•	voluntarily dissolve or liquidate, or

•

permit (i) the validity or effectiveness of the indenture (or any supplement thereto) to be impaired, or permit the lien created by the indenture (or any supplement thereto) to be amended, hypothecated, subordinated, terminated or discharged, or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture, (ii) any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien in favor of the indenture trustee created by the indenture or any supplement thereto) to be created on or extend to or otherwise arise upon or burden the collateral transferred to the issuing entity or proceeds thereof or (iii) the lien in favor of the indenture trustee of the indenture or any supplement thereto not to constitute a valid first priority perfected security interest in the collateral transferred to the issuing entity.

The issuing entity may not engage in any activity other than the activities set forth in the trust agreement, the material provisions of which are described in “The Issuing Entity.”

The issuing entity will also covenant that if:

•

the issuing entity defaults in the payment of interest on any series or class of notes when such interest becomes due and payable and such default continues for a period of 35 days following the date on which such interest became due and payable, or

•	the issuing entity defaults in the payment of the principal of any series or class of notes on its legal maturity date,

and that default continues beyond any specified grace period provided for that series or class of notes, the issuing entity will, upon demand of the indenture trustee, pay to the indenture trustee, for the benefit of the holders of any such notes of the affected series or class, the whole amount then due and payable on any such notes for principal and interest, after giving effect to any allocation and subordination requirements described in this prospectus, with interest, to the extent that payment of such interest will be legally enforceable, upon the overdue principal and upon overdue installments of interest. In addition, the issuing entity will pay an amount sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the indenture trustee, its agents and counsel and all other compensation due to the indenture trustee. If the issuing entity fails to pay such amounts upon such demand, the indenture trustee may institute a judicial proceeding for the collection of the unpaid amounts described above.

Early Amortization Events

The issuing entity will be required to redeem and pay, to the extent that funds are available for repayment after giving effect to all allocations and reallocations, each affected series or class of notes upon the occurrence of an early amortization event.

Early amortization events set forth in the Indenture include the following:

•	the issuing entity becoming an “investment company” within the meaning of the Investment Company Act;

•	the occurrence of a bankruptcy or insolvency event with respect to the transferor;

•	the occurrence of a bankruptcy or insolvency event with respect to the bank; and

•	the bank becomes unable for any reason to transfer Receivables to the transferor or the transferor becomes unable for any reason to transfer Receivables to the issuing entity.

In the case of any event described in the first, second, third or fourth bullet points above an early amortization event will occur with respect to all outstanding series of notes without any notice or other action on the part of the owner trustee, the indenture trustee or any noteholders immediately upon the occurrence of such event. Additional early amortization events may be set forth in any supplement to the Indenture.

The amount repaid with respect to a series or class of notes will equal the Outstanding Principal Amount of that series or class, plus any accrued, past due and additional interest to but excluding the date of repayment. If the amount of Finance Charge Collections and Principal Collections allocable to the series or class of notes to be repaid, together with funds on deposit in the applicable issuing entity accounts, are insufficient to repay such amount in full on the next Distribution Date after giving effect to the subordination provisions and all allocations and reallocations, monthly payments on the notes will thereafter be made on each Distribution Date until the Outstanding Principal Amount of the notes, plus any accrued, past due and additional interest, is paid in full, or the legal maturity date of the notes occurs, whichever is earlier.

No Principal Collections will be allocated to a series or class of notes with an Allocation Amount of zero, even if the Stated Principal Amount of that series or class has not been paid in full. However, any funds previously deposited into the applicable issuing entity accounts will still be available to pay principal of and interest on that series or class of notes. In addition, if Finance Charge Collections are available, they can be applied to reimburse reductions in the Allocation Amount of that series or class due to charge-offs resulting from any uncovered Default Amount allocated to that series or class or due to Reallocated Principal Collections used to pay shortfalls in interest on senior notes or shortfalls in the Servicing Fee, and past due amounts thereon, and any other amounts specified in this prospectus.

Payments on notes that are repaid as described above will be made in the priority described in this prospectus. The issuing entity will give notice to holders of the affected notes of the occurrence of an early amortization event.

Events of Default

Each of the following events is an event of default for any affected series or class of notes:

•	for any series or class of notes, as applicable, the issuing entity’s failure, for a period of 35 days, to pay interest on such notes when such interest becomes due and payable;

•	for any series or class of notes, the issuing entity’s failure to pay the Stated Principal Amount of such series or class of notes on the applicable legal maturity date;

•

the issuing entity’s default in the performance, or breach, of any other of its covenants or warranties in the indenture, for a period of 90 days after the indenture trustee or the holders of at least 25% of the aggregate Outstanding Principal Amount of the outstanding notes of any affected series or class has provided written notice requesting remedy of that breach, and, as a result of such default, the interests of the related noteholders are materially and adversely affected and continue to be materially and adversely affected during the 90-day period; or

•	the occurrence of certain events of bankruptcy or insolvency of the issuing entity.

Failure to pay the full Stated Principal Amount of a note on its expected final distribution date will not constitute an event of default. An event of default relating to one series or class of notes will not necessarily be an event of default relating to any other series or class of notes.

It is not an event of default if the issuing entity fails to redeem or repay a note prior to its legal maturity date because it does not have sufficient funds available or because payment of principal of a subordinated note is delayed because it is necessary to provide required subordination for senior notes.

Events of Default Remedies

If an event of default involving (i) failure to pay interest, (ii) failure to pay principal on the legal maturity date of a series or class of notes, (iii) defaults with respect to other warranties or covenants which occur with respect to less than all series and classes or (iv) an event of default specified in a prospectus or information memorandum and which applies with respect to less than all series and classes, then either the indenture trustee or the holders of more than 66 2⁄3% of the Outstanding Principal Amount of the notes of the series or class then outstanding (with each such series or class acting as a separate class) may declare the Outstanding Principal Amount of all the notes of such series or class and all interest accrued or principal accreted and unpaid (if any) thereon to be due and payable immediately.

If an event of default involving a default with respect to warranties and covenants (other than the covenant to pay principal and interest) or an event of default specified in a prospectus or information memorandum occurs with respect to all series and classes of notes and is continuing, then unless the principal of all the notes will have already become due and payable, either the indenture trustee or the holders of more than 66 2⁄3% of the Outstanding Principal Amount of all the outstanding notes (treated as one class) may declare the Outstanding Principal Amount of all the notes then outstanding and all interest accrued or principal accreted and unpaid (if any) thereon to be due and payable immediately.

If an event of default occurs as a result of the occurrence of an event of bankruptcy or insolvency of the issuing entity, then the notes of all series and classes will automatically be and become immediately due and payable.

Upon the occurrence of an event of default and acceleration of the notes, the assets may be sold if the conditions described under “Deposit and Application of Funds – Sale of Assets” are satisfied.

Upon the sale of assets in the issuing entity following (i) an event of default and acceleration of a series or class of notes or (ii) the legal maturity date of a series or class of notes, the Allocation Amount of that series or class of notes will be reduced to zero upon such sale even if the proceeds of that sale, amounts on deposit in issuing entity accounts for that series or class and any other amounts available to such noteholders are not enough to pay all remaining amounts due on those notes. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to that series or class of notes. The notes of that series or class will be considered to be paid in full and the holders of that series or class of notes will have no further right or claim and the issuing entity will have no further obligation or liability for principal of and interest on those notes. Noteholders of that series or class will receive the proceeds of the sale in an amount not to exceed the Outstanding Principal Amount of their notes, plus any accrued, past due and additional interest on such notes. The notes of that series or class will no longer be outstanding under the indenture (or any supplement thereto) once the sale occurs.

After giving effect to a sale of assets for a series or class of notes, the amount of proceeds and other amounts on deposit in the issuing entity accounts for that series or class may be less than the Outstanding Principal Amount of that series or class. This deficiency can arise due to unreimbursed reductions in the Allocation Amount of that series or class or if the sale price for the assets was less than the Outstanding Principal Amount of that series or class. These types of deficiencies will not be reimbursed.

Any money or other property collected by the indenture trustee in connection with a sale of assets following an event of default and acceleration for a series or class of notes will be applied in the following priority, at the date fixed by the indenture trustee:

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first, to (i) pay all compensation, indemnities and other amounts owed to the indenture trustee for services rendered in connection with the indenture (and any supplement thereto) and (ii) pay all indemnification amounts owed to the owner trustee in connection with the trust agreement;

•

second, as specified in the related indenture supplement for application and payment in accordance with the related indenture supplement, the amounts due and payable on the notes for principal and interest, respectively, and other fees and expenses payable in connection therewith under the applicable indenture supplement; and

•	third, to pay any remaining amounts to the issuing entity.

If a sale of assets in the issuing entity does not take place following an event of default and acceleration of a series or class of notes, then:

•

The issuing entity will continue to hold the assets, and distributions on the assets will continue to be applied in accordance with the distribution provisions of the indenture and the related indenture supplement.

•

Principal will be paid on the accelerated series or class of notes to the extent funds are received by the issuing entity and available to the accelerated series or class after giving effect to all allocations and reallocations.

•	On the legal maturity date of the accelerated notes, if the Allocation Amount of the accelerated notes is greater than zero, the indenture trustee will direct the sale of assets.

The holders of more than 66 2⁄3% of the Outstanding Principal Amount of any accelerated series or class of notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or exercising any trust or power conferred on the indenture trustee. However, the indenture trustee will have the right to decline to follow any such direction if the indenture trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or would conflict with the indenture or the related indenture supplement, or if the indenture trustee in good faith determines that the proceedings so directed would involve it in personal liability or be unjustly prejudicial to the noteholders not taking part in such direction. The holder of any note will have the right to institute suit for the enforcement of payment of principal of and interest on such note on the legal maturity date expressed in such note, and such right will not be impaired without the consent of that noteholder; provided, however, that the obligation to pay principal of and interest on the notes or any other amount payable to any noteholder will be without recourse to the transferor, indenture trustee, owner trustee or any affiliate, or any officer, employee, member or director thereof, and the obligation of the issuing entity to pay principal of and interest on the notes or any other amount payable to any noteholder will be subject to the allocation and payment provisions in the transfer agreement and the applicable indenture supplement and limited to amounts available (after giving effect to such allocation and payment provisions) from the collateral pledged to secure the notes.

Generally, if an event of default occurs and any notes are accelerated, the indenture trustee is not obligated to exercise any of its rights or powers under the indenture (and any supplement thereto) unless the holders of affected notes offer the indenture trustee indemnity reasonably satisfactory to it. Any money or other property collected by the indenture trustee with respect to a series or class of notes after the occurrence of an event of default and acceleration under the indenture, will be applied first to the payment of all amounts due to the indenture trustee for fees, indemnities and expenses before any amount is used to pay amounts due on the notes.

The indenture trustee has agreed, and by accepting any note the noteholders will agree, that they will not at any time commence, or join in commencing, a bankruptcy case or other insolvency or similar proceedings under the laws of any jurisdiction against the issuing entity or the transferor.

Voting

Any action or vote to be taken by the holders of more than 66 2⁄3%, or other specified percentage, of any series or class of notes may be adopted by the affirmative vote of the holders of more than 66 2⁄3%, or the applicable other specified percentage, of the aggregate Outstanding Principal Amount of the outstanding notes of that series or class, as the case may be. For a description of noteholders’ voting, see “Risk Factors – Transaction Structure Risks – You may have limited or no ability to control actions under the indenture, the transfer agreement or the servicing agreement. This may result in, among other things, payment of principal being accelerated when it is beneficial to you to receive payment of principal on the expected final distribution date, or it may result in payment of principal not being accelerated when it is beneficial to you to receive early payment of principal.” For the avoidance of doubt, any vote associated with the direction of an asset representations review is not subject to the 66 2⁄3% threshold requirement discussed in this section.

Any action or vote taken at any meeting of holders of notes duly held in accordance with the indenture will be binding on all holders of the affected notes or the affected series or class of notes, as the case may be.

Notes held by the issuing entity, the transferor or any of their affiliates will not be deemed outstanding for purposes of voting or calculating a quorum at any meeting of noteholders.

Dispute Resolution

If a person (including any beneficial owner of a note) requests a repurchase (the “Requesting Party”) of any Receivable pursuant to their rights under a transaction document due to an alleged breach of a representation and warranty, and the repurchase request has not been fulfilled or otherwise resolved within 180 days of the receipt of such repurchase request by the party obligated for the repurchase (the “Repurchase Party”), then the Requesting Party will have the right, through the DTC communication procedures or otherwise, to refer the matter, at its discretion, to either mediation or third-party arbitration, and the Repurchase Party will agree to the selected resolution method.

If the Requesting Party selects mediation as the resolution method, the mediation will be administered by a nationally recognized mediation association mutually agreed upon by the Repurchase Party and the Requesting Party, and the fees and expenses of the mediation will be allocated as mutually agreed upon by the Repurchase Party and the Requesting Party as part of the mediation. If the Requesting Party selects arbitration as the resolution method, the arbitration will be administered by a nationally recognized arbitration association mutually agreed upon by the Repurchase Party and the Requesting Party. In its final determination, the arbitrator will allocate the costs and expenses of the arbitration.

Any mediation or arbitration will be held in New York, New York, and no person may bring a putative or certified class action to arbitration. The details and/or existence of any unfulfilled repurchase request (unless the details and/or existence of any such unfulfilled repurchase request are otherwise publicly available), any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties’ attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party’s attorneys, experts, accountants and other agents and representatives), unless such information is publicly available or is required to be disclosed by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information.

A Requesting Party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that Requesting Party or another Requesting Party) but will have the right to join an existing mediation or arbitration with respect to that receivable if the mediator or arbitration has not yet concluded.

Amendments to the Indenture and the Indenture Supplements

The issuing entity and the indenture trustee may amend, supplement or otherwise modify the indenture or any indenture supplement without the consent of any noteholder upon delivery of an Issuer Tax Opinion as described under “ – Tax Opinions for Amendments” and upon delivery by the issuing entity to the indenture trustee of an officer’s certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (i) result in the occurrence of an early amortization event or event of default for any series or class of notes, (ii) materially adversely affect the amount of funds available to be distributed to the noteholders of any series or class of notes or the timing of such distributions, or (iii) adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes in the issuing entity. Such amendments to the indenture or any indenture supplement may:

•	evidence the succession of another entity to the issuing entity, and the assumption by such successor of the covenants of the issuing entity in the indenture and the notes;

•

add to the covenants of the issuing entity, or provide for the surrender of any of the issuing entity’s rights or powers under the indenture (or any supplement thereto), for the benefit of the noteholders of any or all series or classes;

•

cure any ambiguity, correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture (or any supplement thereto), or make any other provisions for matters or questions arising under the indenture;

•	add to the indenture certain provisions expressly permitted by the Trust Indenture Act of 1939, as amended;

•	establish any form of note, and/or add to the rights of the holders of any series or class of notes;

•

provide for the acceptance of a successor indenture trustee under the indenture for one or more series or classes of notes and add to or change any of the provisions of the indenture as will be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one indenture trustee;

•	add any additional early amortization events or events of default relating to any or all series or classes of notes;

•

if one or more transferors are added to, or replaced under, the transfer agreement or more beneficiaries are added to, or replaced under, the trust agreement, make any necessary changes to the indenture or any other related document;

•	add assets to the issuing entity;

•	provide for additional or alternative forms of credit enhancement for any series or class of notes;

•	to comply with any regulatory, accounting or tax laws; or

•	qualify for sale treatment under generally accepted accounting principles.

The indenture or any indenture supplement may also be amended to modify, eliminate, or add to the provisions of the indenture to (i) facilitate compliance with any amendment to, or any interpretive guidance by the FDIC or its staff with respect to, the FDIC Rule or any other change of law or regulation which applies to the issuing entity or the transactions governed by the transaction documents or (ii) cause the provisions of the indenture to conform to or be consistent with or in furtherance of the statements made herein with respect to the indenture; provided that the issuing entity will deliver to the indenture trustee and the owner trustee (x) an officer’s certificate to the effect that (A) such amendment will not have a material adverse effect on the noteholders or (B) such amendment is required to remain in compliance with the FDIC Rule or any other change of law or regulation, or such amendment is required to cause the provisions of the indenture to conform or to be consistent with or in furtherance of the statements made herein with respect to the indenture, and (y) an Issuer Tax Opinion.

The indenture or any indenture supplement may also be amended without the consent of the indenture trustee or any noteholders upon delivery to the owner trustee and the indenture trustee of an Issuer Tax Opinion as described under “ – Tax Opinions for Amendments” for the purpose of adding provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or any indenture supplement or of modifying in any manner the rights of the holders of the notes under the indenture or any indenture supplement; provided, however, that the issuing entity will (i) deliver to the indenture trustee and the owner trustee an officer’s certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (a) result in the occurrence of an early amortization event or event of default for any series or class of notes, (b) materially adversely affect the amount of funds available to be distributed to the noteholders of any series or class of notes or the timing of such distributions, or (c) adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes and (ii) satisfy the Rating Agency Condition.

Additionally, the indenture or any indenture supplement may also be amended without the consent of the indenture trustee or any noteholders upon delivery to the owner trustee and the indenture trustee of an Issuer Tax Opinion as described under “ – Tax Opinions for Amendments,” to provide for (i) the establishment of multiple asset pools and the designation of assets to be included as part of specific asset pools or (ii) those changes necessary for compliance with securities law requirements; provided, however, that the issuing entity will (i) deliver to the indenture trustee and the owner trustee an officer’s certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (a) result in the occurrence of an early amortization event or event of default for any series or class of notes, (b) materially adversely affect the amount of funds available to be distributed to the noteholders of any series or class of notes or the timing of such distributions, or (c) adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes and (ii) satisfy the Rating Agency Condition.

The indenture trustee may, but will not be obligated to, enter into any amendment which adversely affects the indenture trustee’s rights, duties, benefits, protections, privileges or immunities under the indenture (or any supplement thereto). In addition, any amendment that affects the owner trustee’s rights, duties, benefits, protections, privileges, immunities or indemnities under the indenture (or any supplement thereto) shall require the owner trustee’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

The issuing entity and the indenture trustee, upon delivery of an Issuer Tax Opinion as described under “ – Tax Opinions for Amendments,” may modify and amend the indenture or any indenture supplement, for reasons other than those stated in the prior paragraphs, with prior notice to each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes and the consent of the holders of more than 66 2⁄3% of the Outstanding Principal Amount of each series or class of notes affected by that modification or amendment. However, [subject to the deemed effectiveness of any determination, decision or election made in connection with a Benchmark Transition Event or a Benchmark Replacement as set forth in the Series 20[●]-[●] indenture supplement or in connection with any SOFR Adjustment Conforming Changes,] if the modification or amendment would result in any of the following events occurring, it may be made only with the consent of the holders of 100% of each outstanding series or class of notes affected by the modification or amendment:

•	a change in any date scheduled for the payment of interest on any note or the expected final distribution date or legal maturity date of any note;

•

a reduction in the Stated Principal Amount of, or interest rate on, any note, or a change in the method of computing the Outstanding Principal Amount, the Adjusted Outstanding Principal Amount, or the Allocation Amount in a manner that is adverse to any noteholder;

•	a reduction in the amount of a discount note payable upon the occurrence of an early amortization event or other optional redemption or upon the acceleration of its legal maturity date;

•	an impairment of the right to institute suit for the enforcement of any payment on any note;

•

a reduction in the percentage in Outstanding Principal Amount of the notes of any outstanding series or class, the consent of whose holders is required for modification or amendment of the indenture, any indenture supplement or any related agreement or for waiver of compliance with provisions of the indenture or for waiver of defaults and their consequences provided for in the indenture;

•

a modification of any of the provisions governing the amendment of the indenture or any indenture supplement or the issuing entity’s covenants not to claim rights under any law which would affect the covenants or the performance of the indenture or any indenture supplement, except to increase any percentage of noteholders required to consent to any such amendment or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected by such modification;

•	permission being given to create any lien or other encumbrance on the collateral ranking senior to the lien of the indenture;

•	a change in the city or political subdivision so designated with respect to any series or class of notes where any principal of, or interest on, any note is payable; or

•	a change in the method of computing the amount of principal of, or interest on, any note on any date.

The holders of more than 66 2⁄3% of the aggregate Outstanding Principal Amount of the outstanding notes of an affected series or class may, on behalf of all holders of notes of that series or class, waive any past default under the indenture or the indenture supplement relating to that series or class of notes. However, the consent of the holders of all outstanding notes of a series or class is required to waive any past default in the payment of principal of, or interest on, any note of that series or class or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holders of each outstanding note of that series or class.

[Notwithstanding anything under this heading or in any other transaction document to the contrary, to the extent permitted by Trust Indenture Act of 1939, as amended, the Series 20[●]-[●] indenture supplement may be amended by the issuing entity without the consent of the indenture trustee, the owner trustee, any noteholder or any other person and without satisfying any other amendment provisions of the indenture or in any other transaction document solely in connection with any SOFR Adjustment Conforming Changes or, following the determination of a Benchmark Replacement, any Benchmark Replacement Conforming Changes to be made by the administrator; provided, that the issuing entity has delivered notice of such amendment to each nationally recognized statistical rating organization hired to rate the Class A notes on or prior to the date such amendment is executed; provided, further, that any such SOFR Adjustment Conforming Changes or any such Benchmark Replacement Conforming Changes shall not affect the owner trustee’s or indenture trustee’s rights, indemnities or obligations without the owner trustee’s or indenture trustee’s consent, respectively. For the avoidance of doubt, any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes in any amendment to the indenture may be retroactive (including retroactive to the Benchmark Replacement Date) and the indenture may be amended more than once in connection with any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes.]

Tax Opinions for Amendments

No amendment to the indenture or any indenture supplement will be effective unless the issuing entity has delivered to the indenture trustee and the owner trustee an Issuer Tax Opinion.

Defeasance

If so specified in the indenture supplement relating to a series, the issuing entity may, at the transferor’s direction, terminate its substantive obligations in respect of that series or class of notes by irrevocably depositing with the indenture trustee, from funds other than Collections or other trust assets, cash or eligible investments or a combination thereof in an amount sufficient to pay and discharge all remaining scheduled interest and principal payments on the notes of that series or class on the dates scheduled for those payments. Before defeasance, the issuing entity must obtain a verification from an independent public accounting firm or verification agent that the escrow deposit is sufficient, deliver a tax opinion to the effect contemplated by clause (2) of the definition of the Issuer Tax Opinion and other legal opinions and an officer’s certificate as described in the indenture, and satisfy the Rating Agency Condition. After defeasance, that series or class will have an allocation amount of zero for platform allocations and reallocations, will cease to receive allocations of finance charge collections and principal collections, and will be excluded from applicable platform level triggers and tests to the extent provided in the related indenture supplement and the Rating Agency Condition is satisfied. Payments of principal and interest on the notes of a defeased series or class will be made solely from the related escrow account. The lien of the indenture on the collateral will be deemed released to the extent necessary to permit payment solely from the escrow account for that defeased series or class, and will continue in full force with respect to all other series and classes and all other collateral.

Addresses for Notices

Notices to holders of notes will be given by mail, facsimile, or electronic transmission, or personally delivered to the holders of notes, and sent to the addresses of the holders as they appear in the note register.

Investor Communication

Investor communications and the mechanics for initiating an asset representations review are addressed in the indenture. See “Sources of Funds to Pay the Notes — Asset Representation Review” and “– Asset Representations Review Voting” for the voting and review processes, including the 5% demand right, the 90-day demand window, the 150-day outside date for completing the vote, the verification of beneficial ownership and the timing of the review notice.

Following receipt of a written request during any Monthly Period from a noteholder seeking to communicate with other noteholders regarding exercising their contractual rights under the terms of the transaction documents, the issuing entity will include or will cause the transferor to include in its Form 10-D filing related to the Monthly Period in which such written request was received: (i) the name of the noteholder delivering such request, (ii) the date the request was received, (iii) a statement to the effect that the issuing entity has in fact received such request from a noteholder and that such noteholder is interested in communicating with other noteholders with regard to the possible exercise of rights under the transaction documents, and (iv) a description of the method that other noteholders may use to contact the requesting noteholder. Prior, however, to including the items set forth in clauses (i) – (iv) above in a Form 10-D filing, and if the noteholder is not the record holder of the notes, the issuing entity will have the right to request from the noteholder delivering the written request verification that such noteholder is in fact a holder of a beneficial interest in a note. Such verification may be in the form of (x) a written certification from such noteholder that it is a holder of beneficial interest in a note, and (y) one other form of documentation such as a trade confirmation, an account statement, a letter from the broker or dealer, or other similar document. The transferor will be responsible for any expenses in connection with the filing of its Form 10-D.

Issuing Entity’s Annual Compliance Statement

The issuing entity will be required to furnish annually to the indenture trustee a statement under the indenture (or any supplement thereto) that a review of the activities of the issuing entity during the applicable calendar year and of the issuing entity’s performance under the indenture and under the terms of the notes during that period has been made, and based on such review the issuing entity has complied in all material respects with all conditions and covenants under the indenture throughout such calendar year, or if there has been a material default in the fulfillment of any such condition or covenant (without regard to any grace period or requirement of notice), the issuing entity will specify each such default and the nature and status thereof.

Indenture Trustee’s Annual Report

To the extent required by the Trust Indenture Act of 1939, as amended, the indenture trustee will deliver each year to all registered noteholders a report concerning:

•	its eligibility and qualifications to continue as trustee under the indenture;

•	any amounts advanced by it under the indenture (or any supplement thereto);

•	the amount, interest rate and maturity date or indebtedness owing by the issuing entity to it in the indenture trustee’s individual capacity;

•	the property and funds physically held by it as indenture trustee;

•	any release or release and substitution of collateral subject to the lien of the indenture that has not previously been reported; and

•	any action taken by it that materially affects the notes and that has not previously been reported.

List of Noteholders

Three or more holders of notes of any series or class, each of whom has owned a note for at least six months, may, upon written request to the indenture trustee, obtain access to the current list of noteholders of the issuing entity for purposes of communicating with other noteholders concerning their rights under the indenture (or any supplement thereto) or the notes. The indenture trustee may elect not to give the requesting noteholders access to the list if it agrees to mail the desired communication or proxy to all applicable noteholders.

Reports

Monthly reports containing information on the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission to the extent required by the SEC. These reports will not be sent to noteholders. See “Where You Can Find More Information” for information as to how these reports may be accessed.

These reports, which will be prepared by the bank as servicer for each series, will include, among other things, the following information, to the extent applicable for the related month:

•

certain information regarding the activity in the issuing entity (e.g., beginning and end of month Principal Receivables, total Receivables added, total Receivables removed, end of month Pool Balance, end of month Required Pool Balance, gross Default Amount, end of month number of accounts, etc.);

•	certain delinquency and loss information, including the annualized net default rate;

•	certain information regarding Collections during the related month, including the principal payment rate and the Trust Portfolio yield;

•	the Floating Allocation Percentage, shared excess Finance Charge Collections, the Principal Allocation Percentage, Reallocated Principal Collections and shared excess Principal Collections;

•	interest to be paid on the corresponding Distribution Date;

•	principal to be paid on the corresponding Distribution Date, if any; and

•	the Allocation Amount for the related series.

On or before January 31 of each calendar year, the paying agent, on behalf of the indenture trustee, will furnish to each person who at any time during the prior calendar year was a noteholder of record a statement containing the information required to be provided by an issuer of indebtedness under the Internal Revenue Code. See “Federal Income Tax Consequences.”

DTC Voting Guidelines

DTC uses a proxy service for voting purposes. Once DTC is notified, it creates an electronic proxy. DTC transfers the right to vote with respect to the related securities via the proxy to the DTC participants that hold positions with respect to the securities in question as of the record date. A DTC participant is then responsible for informing the beneficial owner of any action that requires a vote. The beneficial owner instructs the DTC participant via a proxy card or voting instruction form how to vote their interest, and the DTC participant then casts the vote in accordance with the instructions from the beneficial owner.

Federal Income Tax Consequences

General

The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of an interest in the notes offered by this prospectus (referred to in this “Federal Income Tax Consequences” section as the “notes”). The following summary has been prepared and reviewed by Orrick, Herrington & Sutcliffe LLP as special tax counsel to the issuing entity (“Special Tax Counsel”). The summary is based on the Internal Revenue Code as in effect on the date hereof, and existing final, temporary and proposed Treasury Regulations, revenue rulings and judicial decisions, all of which are subject to prospective and retroactive changes. The summary deals only with interests in notes held by investors unrelated to the issuing entity as capital assets within the meaning of Section 1221 of the Internal Revenue Code and, except as specifically set forth below, does not address tax consequences of holding interests in notes that may be relevant to investors in light of their own investment circumstances or their special tax situations, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities, non-U.S. persons, or investors holding interests in the notes as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. Further, this discussion does not address alternative minimum tax consequences or any tax consequences to holders of equity interests in a holder of an interest in a note. Special Tax Counsel is of the opinion that the following summary of United States federal income tax consequences is correct in all material respects. An opinion of Special Tax Counsel, however, is not binding on the Internal Revenue Service or the courts, and no ruling on any of the issues discussed below will be sought from the Internal Revenue Service. Moreover, there are no authorities on similar transactions involving interests issued by an entity with terms similar to those of the notes described in this prospectus. Further, note owners should be aware that this summary and the opinions contained herein may not be able to be relied upon to avoid any income tax penalties that may be imposed with respect to the notes. Accordingly, it is suggested that persons considering the purchase of an interest in notes should consult their own tax advisors with regard to the United States federal income tax consequences of an investment in an interest in the notes and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.

Description of Opinions

As more fully described in this “Federal Income Tax Consequences” section, on the closing date, Special Tax Counsel will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that the issuing entity will not be classified as an association or publicly traded partnership taxable as a corporation for United States federal income tax purposes, and further that, except as described below, the notes will be characterized as debt for United States federal income tax purposes. Additionally, Special Tax Counsel is of the opinion generally to the effect that the statements set forth in this section, to the extent that they constitute matters of law or legal conclusions, are correct in all material respects.

Special Tax Counsel has not been asked to opine on any other United States federal income tax matter, and the balance of this discussion does not purport to set forth any opinion of Special Tax Counsel concerning any other particular United States federal income tax matter. For example, the discussion of original issue discount below is a general discussion of United States federal income tax consequences relating to an investment in notes that are treated as having original issue discount, which discussion Special Tax Counsel opines is correct in all material respects as described above; however, that discussion does not set forth any opinion as to whether any particular series of notes will be treated as having original issue discount. Additionally, those matters as to which Special Tax Counsel renders opinions should be understood to be subject to the additional considerations in the discussions relating to those opinions set forth below.

Special Tax Counsel has not been asked to, and does not, render any opinion regarding the state or local income tax consequences of the purchase, ownership and disposition of a beneficial interest in the notes. See “ – State and Local Tax Consequences.”

This description of the substance of the opinions rendered by Special Tax Counsel is not intended as a substitute for an investor’s review of the remainder of this discussion of income tax consequences, or for consultation with its own advisors or tax return preparer.

Tax Characterization of the Issuing Entity and the Notes

Treatment of the Issuing Entity as an Entity Not Subject to Tax

On the closing date, Special Tax Counsel will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury regulation, revenue ruling or judicial decision, the issuing entity will not be classified as an association or as a publicly traded partnership taxable as a corporation for United States federal income tax purposes. However, as discussed above, this opinion is not binding on the Internal Revenue Service and no assurance can be given that this characterization will prevail.

The precise tax characterization of the issuing entity for United States federal income tax purposes is not certain. It might be viewed as merely holding assets on behalf of the transferor as collateral for notes issued by the transferor. On the other hand, it could be viewed as one or more separate entities for tax purposes issuing the notes. This distinction, however, should not have a significant tax effect on holders of interests in notes except as stated under “ – Possible Alternative Characterizations.”

Treatment of the Notes as Debt

On the closing date, Special Tax Counsel will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury regulation, revenue ruling or judicial decision, the notes (other than notes while beneficially owned after the closing date by the issuing entity or a person treated as the same person as the issuing entity for United States federal income tax purposes) will be characterized as debt for United States federal income tax purposes. Additionally, the issuing entity will agree by entering into the indenture, and the holders of interests in the notes will agree by their purchase and holding of an interest in the notes, to treat the notes as debt secured by the Receivables and other assets of the issuing entity for United States federal income tax purposes.

Possible Alternative Characterizations

If, contrary to the opinion of Special Tax Counsel, the Internal Revenue Service successfully asserted that a series or class of notes did not represent debt for United States federal income tax purposes, those notes might be treated as equity interests in the issuing entity or some other entity for such purposes. If so treated, investors could be treated either as partners in a partnership or, alternatively, as shareholders in a taxable corporation for such purposes. If an investor were treated as a partner in a partnership, it would be taxed individually on its respective share of the partnership’s income, gain, loss, deductions and credits attributable to the partnership’s ownership of the Receivables and other assets and liabilities of the partnership without regard to whether there were actual distributions of that income. As a result, the amount, timing, character and source of items of income and deduction of an investor could differ if its interest in notes were held to constitute a partnership interest rather than debt. Treatment of a holder of an interest in notes as a partner could have adverse tax consequences to certain holders; for example, absent an applicable exemption, income allocable to foreign persons would be subject to United States tax and United States tax return filing and withholding requirements, and individual holders might be subject to certain limitations on their ability to deduct their share of partnership expenses (e.g., to the extent partnership expenses are treated as investment expenses generally individuals are not entitled to a deduction of these expenses; on the other hand, to the extent the partnership expenses are treated as allocable to a trade or business, the amount or value of interest expense deductions available to individual holders may be limited under the rules of Section 163(j) of the Internal Revenue Code). Further, certain withholding obligations may apply with respect to amounts realized on a disposition of a note by a foreign partner.

If the issuing entity were treated as a partnership for United States federal income tax purposes, audit rules would generally apply to such partnership. Under these rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. It is unclear to what extent any elections under these rules will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules.

Alternatively, the Internal Revenue Service could contend that some or all of the notes, or separately some of the other securities that the issuing entity has issued or is permitted to issue (and which are permitted to constitute debt or equity for United States federal income tax purposes), constitute equity in a partnership that should be classified as a publicly traded partnership taxable as a corporation for United States federal income tax purposes. A partnership would be classified as a publicly traded partnership and could be taxable as a corporation if its equity interests were traded on an “established securities market,” or are “readily tradable” on a “secondary market” or its “substantial equivalent.” The transferor intends to take measures designed to reduce the risk that the issuing entity could be classified as a publicly traded partnership; although the transferor expects that such measures will ultimately be successful, certain of the actions that may be necessary for avoiding the treatment of such other securities as “readily tradable” on a “secondary market” or its “substantial equivalent” are not fully within the control of the transferor. As a result, there can be no assurance that the measures the transferor intends to take will in all circumstances be sufficient to prevent the issuing entity from being classified as a publicly traded partnership. If the issuing entity were treated in whole or in part as one or more publicly traded partnerships taxable as a corporation, corporate tax imposed with respect to such corporation could materially reduce cash available to make payments on the notes, and foreign investors could be subject to withholding taxes. Additionally, no distributions from the corporation would be deductible in computing the taxable income of the corporation, except to the extent that any notes or other securities were treated as debt of the corporation and distributions to the related holder of an interest in notes or other security holders were treated as payments of interest thereon.

Further, distributions to a holder of an interest in notes not treated as holding debt would be dividend income to the extent of the current and accumulated earnings and profits of the corporation (possibly without the benefit of any dividends received deduction). Prospective investors should consult their own tax advisors with regard to the consequences of possible alternative characterizations to them in their particular circumstances; the following discussion assumes that the characterization of the notes as debt and the issuing entity as an entity other than an association or publicly traded partnership taxable as a corporation for United States federal income tax purposes is correct.

Consequences to Holders of an Interest in the Offered Notes

Interest and Original Issue Discount

Subject to the discussion in the immediately following paragraph, stated interest on a note will be includible in gross income as it accrues or is received in accordance with the usual method of tax accounting of a holder of an interest in notes. If the notes are issued with original issue discount, the provisions of Sections 1271 through 1273 and 1275 of the Internal Revenue Code will apply to those notes. Under those provisions, a holder of an interest in such a note (including a cash basis holder) would be required to include the original issue discount on an interest in a note in income for United States federal income tax purposes on a constant yield basis, resulting in the inclusion of original issue discount in income in advance of the receipt of cash attributable to that income. Subject to the discussion below, an interest in a note will be treated as having original issue discount to the extent that its “stated redemption price” exceeds its “issue price,” if such excess equals or exceeds a “de minimis” amount equal to 0.25 percent multiplied by the weighted average life of the note (determined by taking into account the number of complete years following issuance until payment is made for each partial principal payment). Under Section 1272(a)(6) of the Internal Revenue Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. However, no regulations have been issued interpreting those provisions, and the manner in which those provisions would apply to the notes is unclear, but the application of Section 1272(a)(6) could affect the rate of accrual of original issue discount and could have other consequences to holders of interests in the notes. Additionally, the Internal Revenue Service could take the position based on Treasury Regulations that none of the interest payable on an interest in a note is “unconditionally payable” and hence that all of such interest should be included in its stated redemption price at maturity. If sustained, such treatment should not significantly affect tax liabilities for most holders of the notes, but prospective investors should consult their own tax advisors concerning the impact to them in their particular circumstances. The issuing entity intends to take the position that interest on the notes constitutes “qualified stated interest” and that the above consequences do not apply.

Market Discount

A holder of an interest in a note who purchases its interest at a discount that exceeds any original issue discount not previously includible in income may be subject to the “market discount” rules of Sections 1276 through 1278 of the Internal Revenue Code. These rules provide, in part, that gain on the sale or other disposition of a note and partial principal payments on a note are treated as ordinary income to the extent of accrued market discount. The market discount rules also provide for deferral of interest deductions with respect to debt incurred to purchase or carry a note that has market discount.

Market Premium

A holder of an interest in a note who purchases its interest at a premium (generally, an excess of the holder’s acquisition cost over the amount payable at maturity) may elect to amortize the premium against interest income over the remaining term of the note in accordance with the provisions of Section 171 of the Internal Revenue Code.

Disposition of an Interest in the Notes; Defeasance

Subject to exceptions such as in the case of “wash sales,” upon the sale, exchange or retirement of an interest in a note, the holder of such interest will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest not previously included in income) and the holder’s adjusted tax basis in its interest in the note. A taxable exchange of an interest in a note could also occur as a result of our substitution of money or investments for the receivables in the Trust Portfolio. See “The Indenture – Defeasance” in this prospectus. The holder’s adjusted tax basis in its interest in the note generally will equal the cost of the interest in the note to such holder, increased by any market or original issue discount previously included in income by such holder with respect to the note, and decreased by the amount of any bond premium previously amortized and any payments of principal or original issue discount previously received by such holder with respect to such note. Except to the extent of any accrued market discount not previously included in income, any such gain will be treated as capital gain which is long-term capital gain if the interest in the note has been held for more than one year, and any such loss will be a capital loss, subject to limitations on deductibility.

Potential Acceleration of Income

An accrual method taxpayer that prepares an “applicable financial statement” (as defined in Section 451 of the Internal Revenue Code, which includes any GAAP financial statement, Form 10-K annual statement, audited financial statement or a financial statement filed with any federal agency for non-tax purposes) generally would be required to include certain items of income such as original issue discount and possibly de minimis original issue discount in gross income no later than the time such amounts are reflected on such a financial statement. This could result in an acceleration of income recognition for income items differing from the above description. The U.S. Treasury Department released final Treasury Regulations that exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Internal Revenue Code, including income subject to the timing rules for OID and de minimis OID, income under the contingent payment debt instrument rules, income under the variable rate debt instrument rules, and market discount (including de minimis market discount). Prospective investors should consult their tax advisors with regard to these rules.

3.8% Medicare Tax

Certain non-corporate United States persons will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the notes, less certain deductions. United States persons should consult their tax advisors with respect to any consequences of this 3.8% Medicare tax.

Foreign Holders

Under United States federal income tax law now in effect, subject to exceptions applicable to certain types of interest, payments of interest by the issuing entity to a holder of an interest in a note who is not a United States person within the meaning of Section 7701(a)(30) of the Internal Revenue Code (a “foreign person”) will be considered “portfolio interest” and will not be subject to United States federal income tax or withholding tax provided the interest is not effectively connected with the conduct of a trade or business within the United States by the foreign person and the foreign person (i) is not for United States federal income tax purposes (a) actually or constructively a “10 percent shareholder” of the transferor or the issuing entity, (b) a “controlled foreign corporation” with respect to which the transferor or the issuing entity is a “related person” within the meaning of the Internal Revenue Code, or (c) a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business, and (ii) provides the person who is otherwise required to withhold United States tax with respect to the notes with an appropriate statement (on IRS Form W-8BEN or W-8BEN-E (or applicable successor form) or a substitute form), signed under penalties of perjury, certifying that the beneficial owner of the note is a foreign person and providing the foreign person’s name, address and certain additional information. If a note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by an IRS Form W-8BEN or W-8BEN-E (or applicable successor form) or substitute form provided by the foreign person that owns the interest in the note. Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof. If such interest is not portfolio interest, then it will be subject to United States federal income and withholding tax at a rate of 30%, unless reduced or eliminated pursuant to an applicable tax treaty or such interest is effectively connected with the conduct of a trade or business within the United States and, in either case, the appropriate statement has been provided.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of an interest in a note by a foreign person will be exempt from United States federal income tax and withholding tax, provided that (i) such gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person, (ii) in the case of an individual foreign person, such individual is not present in the United States for 183 days or more in the taxable year and (iii) certain other conditions are satisfied.

Holders of interests in notes should consult their tax advisors regarding the procedures whereby they may establish an exemption from withholding.

Backup Withholding and Information Reporting

Payments of principal and interest, as well as payments of proceeds from the sale, retirement or disposition of an interest in a note, may be subject to “backup withholding” tax under Section 3406 of the Internal Revenue Code if a recipient of such payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld would be allowed as a credit against such recipient’s United States federal income tax, provided appropriate proof is provided under rules established by the Internal Revenue Service. Furthermore, certain penalties may be imposed by the Internal Revenue Service on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the Internal Revenue Service concerning payments, unless an exemption applies. Holders of interests in the notes should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedure for obtaining such an exemption.

Foreign Account Tax Compliance Act

Holders of interests in notes that are not United States persons should be aware of legislation commonly known as FATCA and related administrative guidance that impose a 30% United States withholding tax on certain payments (including interest payments in respect of notes and, under rules previously scheduled to take effect beginning January 1, 2019, gross proceeds, including the return of principal, from the sale or other disposition, including redemptions, of notes) made to a non-United States entity that fails to take required steps to provide information regarding its “United States accounts” or its direct or indirect “substantial United States owners,” as applicable, or to certify that it has no such accounts or owners. Various exceptions are provided under the legislation and related administrative guidance. Treasury Regulations have been published in proposed form that eliminate withholding on payments of gross proceeds from such dispositions. Pursuant to these proposed Treasury Regulations, the issuing entity and any withholding agent may rely on this change to FATCA withholding until the final Treasury Regulations are issued. To comply with the requirements of FATCA, the issuing entity or the paying agent may, in appropriate circumstances, require holders of interests in notes to provide information and tax documentation regarding their direct and indirect owners. The issuing entity will not be obligated to pay any additional amounts to “gross up” payments to holders of interests in notes as a result of any withholding or deduction for, or on account of, any present or future taxes, duties, assessments or government charges with respect to payments in respect of the notes. Prospective investors should consult their own tax advisors regarding the application and impact of FATCA based upon their particular circumstances.

The United States federal income tax discussion set forth above may not be applicable depending upon the particular tax situation of a holder of an interest in the notes, and does not purport to address the issues described with the degree of specificity that would be provided by a taxpayer’s own tax advisor. Accordingly, it is suggested that prospective investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of an interest in the notes and the possible effects of changes in federal tax laws.

State and Local Tax Consequences

The discussion above does not address the taxation of the issuing entity or the tax consequences of the purchase, ownership or disposition of an interest in the notes under any state or local tax law. The activities to be undertaken by the servicer in servicing and collecting on the receivables will take place throughout the United States and, therefore, many different state and local tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state or local jurisdiction may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such jurisdiction. It is also possible that a state may require that a holder treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to income from receivables collected from customers located in such state (and may require withholding on related income). Certain states have also recently enacted partnership audit rules that mirror or connect with the audit rules that now apply to partnerships for United States federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. It is suggested that each investor should consult its own tax advisor regarding state and local tax consequences.

Certain Considerations for ERISA and Other U.S. Benefit Plans

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Benefit Plans from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to such Benefit Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Internal Revenue Code for such persons or the fiduciaries of such Benefit Plan. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Internal Revenue Code. However, such plans may be subject to similar restrictions under applicable Similar Law.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Internal Revenue Code with respect to a Benefit Plan that acquired the notes (other than notes beneficially owned after the closing date by the issuing entity or a person treated as the same person as the issuing entity for United States federal income tax purposes) offered pursuant to this prospectus if assets of the issuing entity were deemed to be assets of the Benefit Plan. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “Regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Internal Revenue Code only if the Benefit Plan acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the Regulation were applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, at the time of their issuance, the notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the Regulation. This determination is based upon the traditional debt features of the notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. In the event of a withdrawal or downgrade to below investment grade of the rating of the notes or a characterization of the notes as other than indebtedness under applicable local law, the subsequent acquisition of the notes or interest therein by a Benefit Plan or other employee benefit plan subject to Similar Law is prohibited.

Without regard to whether the notes are treated as an equity interest in the issuing entity for purposes of the Regulation, the acquisition or holding of notes by or on behalf of a Benefit Plan could be considered to give rise to a prohibited transaction if the issuing entity, the bank, the transferor, the servicer, the underwriters, another party with an economic relationship to the issuing entity or any of their respective affiliates (the “Transaction Parties”) is or becomes a party in interest or a disqualified person with respect to such Benefit Plan. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes and the relationship of the party in interest or disqualified person to the Benefit Plan. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code for certain transactions between a Benefit Plan and persons who are parties in interest or disqualified persons solely by reason of providing services to the Benefit Plan or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers”; PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers”. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are Benefit Plans should consult with their legal advisors regarding the applicability of any such exemption.

As described in this prospectus, the Transaction Parties may receive fees or other compensation as a result of a Benefit Plan’s or any other employee benefit plan’s acquisition of the notes. Accordingly, none of the Transaction Parties are undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the acquisition of any of the notes by any Benefit Plan or any other employee benefit plan.

By acquiring a note (or interest therein), each purchaser and transferee (and its fiduciary, if applicable) is deemed to represent, warrant and covenant that either (a) such purchaser or transferee is not, and is not acting on behalf of or with the assets of, a Benefit Plan or a governmental, non-U.S. or church plan that is subject to Similar Law or (b)(i) the notes are rated at least “BBB-” or its equivalent by a nationally recognized statistical rating organization at the time of purchase or transfer and (ii) the acquisition, holding and disposition of the note (or interest therein) will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any Similar Law.

If the issuing entity determines that a holder or beneficial owner of the notes has breached any of the foregoing representations and warranties, the issuing entity will have the right, at its option, to require such person to dispose of its notes to a person or entity that is qualified to hold such notes immediately upon receipt of a notice from the issuing entity that the relevant holder or beneficial owner has breached such representations and warranties.

A plan fiduciary or trustee, as applicable, considering the acquisition of the notes should consult its legal advisors regarding the matters discussed above and other applicable legal requirements.

Tax Consequences to Benefit Plans

In general, assuming the notes are debt for federal income tax purposes, interest income on notes would not be taxable to Benefit Plans that are tax-exempt under the Internal Revenue Code, unless the notes were “debt-financed property” because of borrowings by the Benefit Plan itself. However, if, contrary to the opinion of Special Tax Counsel, for federal income tax purposes, the notes are equity interests in a partnership and the partnership is viewed as having other outstanding debt, then all or part of the interest income on the notes would be taxable to the Benefit Plan as “debt-financed income.” Benefit Plans should consult their tax advisors concerning the tax consequences of purchasing notes.

Plan of Distribution

The issuing entity may offer and sell the notes in any of three ways:

•	directly to one or more purchasers;

•	through agents; or

•	through underwriters.

Any underwriter or agent that offers the notes may be an affiliate of the issuing entity, and offers and sales of notes may include secondary market transactions by affiliates of the issuing entity. These affiliates may act as principal or agent in secondary market transactions. Secondary market transactions will be made at prices related to prevailing market prices at the time of sale.

Dealer trading may take place in some of the notes, including notes not listed on any securities exchange. Direct sales may be made on a national securities exchange or otherwise. If the issuing entity, directly or through agents, solicits offers to purchase notes, the issuing entity reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of notes.

The issuing entity may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. If indicated in a prospectus, the issuing entity will authorize underwriters or agents to solicit offers by certain institutions to purchase securities from the issuing entity pursuant to delayed delivery contracts providing for payment and delivery at a future date.

Any of the bank, BFF or any of their affiliates may retain notes of a series or class upon initial issuance and may sell them on a subsequent date. Offers to purchase notes may be solicited directly by any of the bank, BFF or any of their affiliates and sales may be made by any of the bank, BFF or any of their affiliates to institutional investors or others deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any resale of the securities.

Any underwriter or agent participating in the distribution of securities, including notes offered by this prospectus, may be deemed to be an underwriter of those securities under the Securities Act of 1933 and any discounts or commissions received by it and any profit realized by it on the sale or resale of the securities may be deemed to be underwriting discounts and commissions.

The transferor, the bank and the issuing entity may agree to indemnify underwriters, agents and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933 in connection with their participation in the distribution of the issuing entity’s notes.

It is expected that delivery of the notes will be made against payment therefor on or about the closing date. Rule 15c6-1 of the SEC under the Securities Exchange Act generally requires trades in the secondary market to settle in one Business Day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle more than one Business Day after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of notes who wish to trade notes on the date hereof consult their own advisors.

Underwriters and agents participating in the distribution of the notes, and their controlling persons, may engage in transactions with and perform services for the bank, the transferor, the issuing entity or their respective affiliates in the ordinary course of business.

Legal Matters

Certain legal matters relating to the issuance of the notes will be passed upon for the bank, the transferor and the issuing entity by Joseph L. Motes III. In addition, an opinion regarding the legality of the notes being offered has been provided by Orrick, Herrington & Sutcliffe LLP and filed as an exhibit to the registration statement relating to the notes. Certain other legal matters will be passed upon for the transferor and the issuing entity by Orrick, Herrington & Sutcliffe LLP. Certain legal matters will be passed upon for any underwriters, agents or dealers by Morgan, Lewis & Bockius LLP. Certain federal income tax matters will be passed upon for the transferor by Orrick, Herrington & Sutcliffe LLP. In addition, an opinion relating to federal income tax matters with respect to the issuance of the notes has been provided by Orrick, Herrington  & Sutcliffe LLP and filed as an exhibit to the registration statement relating to the notes.

Where You Can Find More Information

We filed a registration statement relating to the notes with the Securities and Exchange Commission (SEC). This prospectus is part of the registration statement, but the registration statement includes additional information.

We will file with the SEC all required annual reports on Form 10-K, periodic reports on Form 10-D and current reports on Form 8-K. The reports described under “Certain Matters Regarding the Servicer and the Administrator – Evidence as to Compliance” will be filed as exhibits to our annual report on Form 10-K.

Our SEC filings are also available to the public on the SEC Internet Web site (http://www.sec.gov). Our SEC filings may be located by using the SEC Central Index Key (CIK) for Bread Financial Card Issuance Trust, 0002142974. For purposes of any electronic version of this prospectus, the preceding uniform resource locator, or URL, is an inactive textual reference only.

We “incorporate by reference” information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference any future monthly reports on Form 10-D and current reports on Form 8-K subsequently filed by or on behalf of the issuing entity until we terminate our offering of the notes.

Reports that we file with the SEC pursuant to the Securities Exchange Act will not be made available on the sponsor’s or the servicer’s website because those reports are available to the public on the SEC Internet Web site as described above and are available, at no cost, by writing or calling us at as described in the immediately following paragraph.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or calling us at: Bread Financial, 3095 Loyalty Circle, Columbus, Ohio 43219, telephone: (614) 729-4000.

In addition, the indenture trustee will make each monthly statement available to the noteholders via the indenture trustee’s internet website at https://pivot.usbank.com.

Glossary of Defined Terms

“60-Day Delinquent Receivable” has the meaning described in “Sources of Funds to Pay the Notes – Asset Representations Review – Maximum Delinquency Percentage.”

“Account Removal” has the meaning specified in “Annex I: The Selected Portfolio and the Trust Portfolio – General.”

“Accumulation Reserve Account” means the Eligible Deposit Account designated as such and established pursuant to the Series 20[●]-[●] indenture supplement.

“Accumulation Reserve Account Funding Date” has the meaning described in “Deposit and Application of Funds – Deposits to the Accumulation Reserve Account.”

“Accumulation Reserve Draw Amount” means the excess, if any, of the Covered Amount for such Distribution Date over the investment proceeds on the Principal Funding Account for such Distribution Date.

“Additional Accounts” means each credit card account in any Approved Portfolio established pursuant to an account agreement between the bank and any person (or, in the case of an acquired portfolio, between a prior account owner and any person), which account is an Eligible Account designated to be included in the Portfolio of the issuing entity and whose Receivables are transferred to the issuing entity as described in “Sources of Funds to Pay the Notes – Addition of Assets.”

“Adjusted Outstanding Principal Amount” means, at any time for any series or class of notes, the Outstanding Principal Amount of all outstanding notes of such series or class at that time, less any funds then on deposit with respect to principal in any issuing entity account for such series or class.

“AIFM Regulations” has the meaning specified in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market.”

“Allocation Amount” has the meaning described in “The Notes – Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount – Allocation Amount.”

“Approved Portfolio” means (a) the bank’s proprietary credit card program accounts and (b) the accounts in any co-brand or private-label credit card program that has been designated as an Approved Portfolio under the transfer agreement. Once a program is designated as an Approved Portfolio, it remains an Approved Portfolio even if the related brand partner is later renamed or rebranded.

“Asset Representations Reviewer Losses” has the meaning specified in “Sources of Funds to Pay the Notes – Asset Representations Review – Asset Representations Review Agreement.”

“Automatic Additional Account” means each credit card account in any Approved Portfolio established on or after the related designation date pursuant to an account agreement, which account is an Eligible Account included automatically in the issuing entity’s Portfolio and whose Receivables are transferred to the issuing entity as they arise, subject to the eligibility criteria and other conditions described under “Sources of Funds to Pay the Notes – Addition of Assets.”

“Base Rate” means, with respect to any Distribution Date, the sum of (i) the annualized percentage equivalent of a fraction, the numerator of which is equal to the sum of the Class A Monthly Interest and the Class B Monthly Interest for such Distribution Date and the denominator of which is the Outstanding Principal Amount as of the Record Date for such Distribution Date and (ii) the Servicing Fee Percentage for such Distribution Date.

“BCL” has the meaning specified in “The Notes – Clearstream Banking.”

[“Benchmark” has the meaning described in “The Notes – Interest Payments.”]

[“Benchmark Replacement” has the meaning described in “The Notes – Interest Payments.”]

[“Benchmark Replacement Adjustment” has the meaning described in “The Notes – Interest Payments.”]

[“Benchmark Replacement Conforming Changes” has the meaning described in “The Notes – Interest Payments.”]

[“Benchmark Replacement Date” has the meaning described in “The Notes – Interest Payments.”]

[“Benchmark Transition Event” has the meaning described in “The Notes – Interest Payments.”]

“Benefit Plan” has the meaning described in “Prospectus Summary – Certain Considerations for ERISA and Other U.S. Benefit Plans.”

“BFF” has the meaning specified in “Transaction Parties – The Depositor and Transferor.”

“BFPI” has the meaning specified in “Certain Matters Regarding the Servicer and the Administrator – Comenity Servicing LLC.”

“BNY” has the meaning specified in “Transaction Parties – The Owner Trustee.”

“Bread Financial” has the meaning specified in “Risk Factors – Business Risks Relating to the Bank’s Credit Card Business – Technology transformation projects are complex undertakings, which may result in unanticipated consequences that may adversely impact the bank’s credit card business.”

“Bread Servicing” has the meaning specified in “The Bank’s Credit Card Business – Servicing Procedures.”

“Business Day” means any day other than: (i) a Saturday or a Sunday or (ii) a day on which banking institutions in New York, New York, or the city where the corporate trust office is located, are authorized or obligated by law, executive order or governmental decree to be closed; provided, that for purposes of any particular series or class of notes, the applicable indenture supplement may specify different or additional requirements.

“CARD Act” has the meaning specified in “Risk Factors – Other Legal and Regulatory Risks – Changes to consumer protection laws, regulations and regulatory agencies interpretations of those laws and regulations, may impede origination or collection efforts, change account holder use patterns, or reduce collections, any of which may result in acceleration of or reduction in payment on your notes.”

“CCCA” has the meaning specified in “Risk Factors – Other Legal and Regulatory Risks – Changes to consumer protection laws, regulations and regulatory agencies interpretations of those laws and regulations, may impede origination or collection efforts, change account holder use patterns, or reduce collections, any of which may result in acceleration of or reduction in payment on your notes.”

“CFPB” has the meaning specified in “Risk Factors – Other Legal and Regulatory Risks – Regulatory action could result in losses or delays in payment.”

“Class A Additional Interest” means, for any Distribution Date, the product of:

•

a fraction, the numerator of which is [the actual number of days in the related Interest Period][30] and the denominator of which is 360, times the Class A Note Interest Rate in effect for the related Interest Period, plus [●]% per annum; and

•	the Class A Interest Shortfall.

“Class A Interest Shortfall” means, on the Determination Date preceding each Distribution Date, the excess of:

•	the Class A Monthly Interest for such Distribution Date, over

•	the aggregate amount of funds retained in the Collection Account and allocated and available to pay the Class A Monthly Interest on such Distribution Date.

“Class A Monthly Interest” means, for any Distribution Date, the product of:

•	the Class A Note Interest Rate in effect for the Interest Period related to the current Distribution Date;

•	a fraction, the numerator of which is [the actual number of days in the related Interest Period][30] and the denominator of which is 360; and

•	the Outstanding Principal Amount of the Class A notes as of the close of business on the related Record Date[.][;]

[provided, however, that for the first Distribution Date, Class A Monthly Interest will be equal to $[●].]

“Class A Note Interest Rate” means, with respect to any Interest Period for the Class A Notes, a per annum rate equal to [SOFR Rate plus] [●]%[; provided that, if the SOFR Rate plus [●]% is less than 0.00% for any Interest Period, then the Class A Note Interest Rate for such Interest Period will be deemed to be 0.00%].

“Class B Additional Interest” means, for any Distribution Date, the product of:

•

a fraction, the numerator of which is [the actual number of days in the related Interest Period][30] and the denominator of which is 360, times the Class B Note Interest Rate in effect for the related Interest Period, plus [●]% per annum; and

•	the Class B Interest Shortfall.

“Class B Interest Shortfall” means, on the Determination Date preceding each Distribution Date, the excess of:

•	the Class B Monthly Interest for such Distribution Date, over

•	the aggregate amount of funds retained in the Collection Account and allocated and available to pay the Class B Monthly Interest on such Distribution Date.

“Class B Monthly Interest” means, for any Distribution Date, the product of:

•	the Class B Note Interest Rate in effect for the Interest Period related to the current Distribution Date;

•	a fraction, the numerator of which is [the actual number of days in the related Interest Period][30] and the denominator of which is 360; and

•	the Outstanding Principal Amount of the Class B notes as of the related Record Date[.][;]

[provided, however, that for the first Distribution Date, Class B Monthly Interest will be equal to $[●].]

“Class B Note Interest Rate” means, with respect to any Interest Period for the Class B Notes, a per annum rate equal to [SOFR Rate plus] [●]%[; provided that, if the SOFR Rate plus [●]% is less than 0.00% for any Interest Period, then the Class B Note Interest Rate for such Interest Period will be deemed to be 0.00%].

“Clearstream Banking” has the meaning specified in “Prospectus Summary – Registration, Clearance and Settlement.”

“Collection Account” means, an Eligible Deposit Account, in which funds and other property credited thereto are held for the benefit of the indenture trustee and the noteholders.

“Collections” means, for any Date of Processing, all payments (including insurance proceeds and Recoveries) received in respect of the Receivables, in the form of cash, checks, wire transfers, electronic transfers, ATM transfers or any other form of payment in accordance with the related account agreement and all other amounts specified by the transfer agreement, the servicing agreement, the indenture or the applicable indenture supplement as constituting Collections. With respect to any Date of Processing, all Recoveries with respect to Defaulted Receivables as of such Date of Processing will be treated as Finance Charge Collections. With respect to any Monthly Period, all Interchange and Merchant Discount Fees received with respect to such Monthly Period will be treated as Finance Charge Collections.

“Comenity Servicing” has the meaning specified in “Prospectus Summary – Servicer and Administrator.”

“Commission Report” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market.”

[“Compounded SOFR” has the meaning described in “The Notes – Interest Payments.”]

“Controlled Accumulation Amount” means, for any Distribution Date with respect to the Controlled Accumulation Period, the result of (rounded up to the nearest whole dollar) (i) the Outstanding Principal Amount as of the last day of the Revolving Period, divided by (ii) the Controlled Accumulation Period Length; provided, that the Controlled Accumulation Amount for any Distribution Date shall not exceed the Outstanding Principal Amount minus any amount already on deposit in the Principal Funding Account on such Distribution Date.

“Controlled Accumulation Period” means, unless an early amortization event will have occurred prior thereto, the period beginning on the first Business Day of the [●] Monthly Period or such later date as is determined in accordance with the Series 20[●]-[●] indenture supplement and ending on the earlier to occur of (i) the commencement of the Early Amortization Period and (ii) the payment in full of the Stated Principal Amount of, and any monthly interest due on, the Series 20[●]-[●] notes.

“Controlled Accumulation Period Length” means the number of whole months reasonably expected by the servicer to be necessary to accumulate from Series Available Principal Collections and Shared Excess Available Principal Collections expected to be available to Series 20[●]-[●] from other series in Shared Excess Available Principal Collections Group [●] during the Controlled Accumulation Period an amount equal to, or in excess of, the Stated Principal Amount; provided, however, that the Controlled Accumulation Period Length shall not be determined to be less than one month.

“Controlled Deposit Amount” means, for any Distribution Date relating to the Controlled Accumulation Period, an amount equal to the sum of the Controlled Accumulation Amount for such Distribution Date and any Deficit Controlled Accumulation Amount for the immediately preceding Distribution Date.

“Covered Amount” has the meaning specified in “Deposit and Application of Funds – Withdrawals from the Accumulation Reserve Account.”

“Date of Processing” means, for any transaction or receipt of Collections, the Business Day on which the Collections are first identified in written form as Principal Collections and Finance Charge Collections under the servicer’s customary and usual servicing practices (regardless of the effective date of recording).

“Default Amount” means, for any Monthly Period, with respect to Receivables included as part of the issuing entity, an amount (which will not be less than zero) equal to: (i) the aggregate amount of Principal Receivables other than Ineligible Receivables which became Defaulted Receivables in such Monthly Period, minus (ii) the amount of any Defaulted Receivables that the transferor or servicer became obligated to accept reassignment or assignment as described under “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets” and “Description of the Receivables Purchase Agreement – Covenants”; provided that, in the event of certain insolvency or bankruptcy events with respect to the transferor or the servicer, the amount of Defaulted Receivables subject to reassignment to the transferor or assignment to the servicer will be excluded from clause (ii).

“Defaulted Receivables” means, for any Date of Processing, all Principal Receivables that were charged off as uncollectible or as having been created through fraudulent or counterfeit charge, in each case, on the servicer’s computer file of accounts on such Date of Processing in accordance with the account guidelines and the servicer’s customary and usual servicing procedures for servicing Receivables comparable to the Receivables in the issuing entity’s Portfolio.

“Deficit Controlled Accumulation Amount” means:

•

on the first Distribution Date with respect to the Controlled Accumulation Period, the excess, if any, of the Controlled Accumulation Amount for such Distribution Date over the amount deposited in the Principal Funding Account on such Distribution Date, and

•

on each subsequent Distribution Date with respect to the Controlled Accumulation Period, the excess, if any, of the Controlled Deposit Amount for such subsequent Distribution Date over the amount deposited in the Principal Funding Account on such subsequent Distribution Date.

“Definitive Notes” means notes in definitive, fully registered form.

“Delinquency Percentage” has the meaning described in “Sources of Funds to Pay the Notes – Asset Representations Review – Maximum Delinquency Percentage.”

“Delinquency Trigger” means, with respect to any Distribution Date and the related Monthly Period, the Delinquency Percentage for such Distribution Date is greater than the Maximum Delinquency Percentage for such Distribution Date.

“Denominator Reset Date” means (i) each addition date relating to Additional Accounts (which, for the avoidance of doubt, shall exclude any Addition Date relating to Automatic Additional Accounts) and (ii) each removal date.

“Determination Date” means the second Business Day prior to a Distribution Date for a series or class of notes.

“DISC” has the meaning specified in “Notice to Investors: United Kingdom.”

“Discount Option Percentage” means a percentage or percentages, designated at the option of the transferor from time to time, which may be a fixed percentage or a variable percentage based on a formula of all Principal Receivables existing in all or any specified portion of the accounts to be treated as Finance Charge Receivables on or after the discount option date.

“Distribution Account” means the Eligible Deposit Account designated as such and established pursuant to the Series 20[●]-[●] indenture supplement.

“Distribution Date” means (i) with respect to Series 20[●]-[●], [●] and the [15th] day of each calendar month thereafter, or if such [15th] day is not a Business Day, the next succeeding Business Day and (ii) with respect to any other series of notes, the meaning specified in the applicable indenture supplement for such series of notes.

“Dodd-Frank Act” has the meaning specified in “Risk Factors – Insolvency and Security Interest Related Risks – The conservatorship, receivership, bankruptcy, or insolvency of the bank or BFF could result in accelerated, delayed, or reduced payments to you.”

“DSTs” has the meaning described in “Transaction Parties – The Indenture Trustee.”

“DTC” has the meaning specified in “Prospectus Summary – Registration, Clearance and Settlement.”

“Early Amortization Period” has the meaning set forth in “The Indenture – Early Amortization Events” and “The Notes – Redemption and Early Amortization of the Notes.”

“EBA” means the European Banking Authority.

“EBA Guidance Interpretation” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“EEA” means the European Economic Area.

“Eligible Account” means a credit card account in any Approved Portfolio established pursuant to an account agreement and owned by the bank and its successors and permitted assigns which, as of the respective selection date:

•	is a credit card account in existence and maintained by the bank, an affiliate of the bank, or such successors or assigns;

•	is payable in United States dollars;

•	has an accountholder who has not been identified by the bank in its computer files as being involved in a bankruptcy or insolvency proceeding;

•	has an accountholder who has provided as his or her most recent billing address an address located in the United States, its territories or possessions or a United States military address;

•	has not been identified as an account with respect to which the related card has been lost or stolen;

•	has not been sold or in which a security interest has not been granted by the bank to any other party, unless any such security interest is released on or before the related addition date;

•	does not have Receivables which have been sold or pledged by the bank to any other party other than the transferor, unless any such pledge is released on or before the related addition date; and

•

does not have Receivables that are Defaulted Receivables and does not have any Receivables that have been identified by the bank as having been incurred as a result of fraudulent use of any related credit card.

Eligible Accounts may include accounts, the Receivables of which are Defaulted Receivables, or which have been identified by the bank in its computer files as cancelled due to a related accountholder’s bankruptcy or insolvency, in each case as of the applicable selection date; provided that:

•	the balance of all Receivables included in such accounts is reflected on the books and records of the bank (and is treated for purposes of the transfer agreement) as “zero”; and

•	borrowing and charging privileges with respect to all such accounts have been cancelled in accordance with the account guidelines and will not be reinstated by the bank or the servicer.

“Eligible Deposit Account” means either (i) a segregated account with an Eligible Institution, or (ii) a segregated trust account with the corporate trust department of an Eligible Institution.

“Eligible Institution” means (i) a depository institution (which may be the indenture trustee, the owner trustee or any affiliate thereof) organized under the laws of the United States, any one of the states thereof (including the District of Columbia) or territories thereof, any domestic branch of a foreign bank, so long as such depository institution’s long-term issuer credit rating is at least “A” (or the equivalent) from each hired nationally recognized statistical rating organization or its short-term issuer credit rating is at least “A-1” from S&P, “P-1” from Moody’s and “F1” from Fitch, or (ii) any other institution that satisfies the publicly published, controlling and applicable ratings criteria established by each hired nationally recognized statistical rating organization.

“Eligible Investments” means negotiable instruments, investment property or deposit accounts which are:

•	direct obligations of, or obligations fully guaranteed as to timely payment by, the United States (having original or remaining maturities of no more than 365 days);

•

demand deposits, time deposits, money market deposit accounts or certificates of deposit (having original maturities of no more than the less of 60 days or the number of days until the next Transfer Date) of depository institutions or trust companies (including an affiliate of the indenture trustee) organized under the laws of the United States or any state thereof, or the District of Columbia or territories thereof, (or any domestic branch of a foreign bank) and subject to supervision and examination by federal or state banking or depository institution authorities; provided that at the time of the issuer’s investment or contractual commitment to invest therein, the short-term debt of such depository institution or trust company shall have a short-term issuer rating from Moody’s, S&P and Fitch of “P-1,” “A-1” and “F1,” respectively;

•

commercial paper (having original or remaining maturities of no more than 30 days) that, at the time of the issuer’s investment or contractual commitment to invest therein, will be rated by each of Moody’s, S&P and Fitch in its highest rating category (or any other rating from any hired nationally recognized statistical rating organization, upon satisfaction of the Rating Agency Condition);

•	bankers’ acceptances (having original maturities of no more than 365 days) issued by any depository institution or trust company referred to in the second clause above;

•

investments in money market funds rated “AAAm” by S&P, “Aaa-mf” by Moody’s and, if rated by Fitch, “AAAmmf” by Fitch or otherwise approved in writing each by hired nationally recognized statistical rating organization; or

•	any other investment satisfies the publicly published, controlling and applicable ratings criteria established by each hired nationally recognized statistical rating organization.

“Eligible Receivable” means each receivable:

•	which has arisen in an Eligible Account;

•

which was created in compliance in all material respects with all requirements of law applicable to the bank (or, in the case of an acquired portfolio receivable, the related other originator) and pursuant to an account agreement that complies in all material respects with all requirements of law applicable to the bank (or, in the case of an acquired portfolio receivable, the related other originator during the time prior to the transfer of such acquired portfolio receivable to the bank), the failure to comply with which would have an adverse effect on noteholders of a series or class;

•

with respect to which all material consents, licenses, approvals or authorizations of, or registrations or declarations with, any governmental authority required to be obtained or given in connection with the creation of such Receivable or the execution, delivery and performance by the bank (or, in the case of an acquired portfolio receivable, the related other originator with respect to such actions prior to the transfer of such acquired portfolio receivable to the bank) of its obligations under the applicable account agreement to which such Receivable was created, have been duly obtained or given and are in full force and effect;

•

as to which, immediately prior to the transfer of such Receivable to the issuing entity, the transferor has good and marketable title, free and clear of all liens (other than any lien for taxes if such taxes of the transferor or the bank are not then due and payable or if the transferor or the bank is then contesting the validity thereof in good faith by appropriate proceedings and has set aside on its books and records adequate reserves with respect thereto);

•

which has been the subject of either: (i) a valid transfer and assignment from the transferor to the issuing entity of all its right, title and interest therein (including any proceeds thereof), or (ii) the grant of a first-priority perfected security interest therein (and in the proceeds thereof), effective until the termination of the issuing entity;

•

which is the legal, valid and binding payment obligation of an obligor thereof, legally enforceable against such obligor in accordance with its terms (with certain bankruptcy and equity-related exceptions);

•

which, at the time of its transfer to the issuing entity, has not been waived or modified except as permitted in accordance with the transaction documents, the account guidelines and which waiver or modification is reflected in the servicer’s computer file of accounts;

•

which, at the time of its transfer to the issuing entity, is not subject to any right of rescission, setoff, counterclaim or other defense of an obligor (including the defense of usury), other than certain bankruptcy and equity-related defenses;

•	as to which, at the time of its transfer to the issuing entity, the transferor has satisfied all obligations on its part to be satisfied under the account agreement;

•

as to which, at the time of its transfer to the issuing entity, neither the transferor nor the bank, as the case may be, has taken any action which would impair, or omitted to take any action the omission of which would impair, in any material respect the rights of the issuing entity or noteholders of any series or class therein; and

•	which constitutes an “account” as defined in Article 9 of the Uniform Commercial Code, as amended, as in effect in the relevant jurisdiction.

“ERISA” has the meaning specified in “Prospectus Summary – Certain Considerations for ERISA and Other U.S. Benefit Plans.”

“ESA Report” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market.”

“EU” has the meaning specified in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“EU Affected Investors” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“EU CRR” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“EU Investor Requirements” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“EU Risk Retention Requirements” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“EU RTS” has the meaning specified in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market.”

“EU Securitization Regulation” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“EU Securitization Rules” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“European Economic Area” is comprised of the following countries as of the date of this prospectus, Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain and Sweden.

“EUWA” has the meaning specified in “Notice to Investors: United Kingdom.”

“Excess Funding Account” means, an Eligible Deposit Account, in which funds and other property credited thereto are held for the benefit of the indenture trustee and the noteholders.

“Excess Spread Percentage” means, with respect to each Distribution Date, as determined on the Determination Date, an amount equal to the Series Portfolio Yield for the related Monthly Period minus the Base Rate related to such Distribution Date.

“FCA” has the meaning specified in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market.”

“FDIC” has the meaning specified in “Risk Factors – Insolvency and Security Interest Related Risks – The conservatorship, receivership, bankruptcy, or insolvency of the bank or BFF could result in accelerated, delayed, or reduced payments to you.”

“FDIC Rule” means 12 C.F.R. §360.6, as it may be amended from time to time and subject to such clarifications and interpretations as may be provided by the FDIC or the FDIC’s staff from time to time, and any successor thereto.

“Finance Charge Collections” means, for any Date of Processing, the sum of:

•	with respect to Receivables included in the issuing entity, Collections of Finance Charge Receivables received by the servicer on behalf of the issuing entity;

•

any amounts received by the issuer required to be treated as Finance Charge Collections with respect to such series or class as described in the applicable prospectus or information memorandum, which will include all Recoveries with respect to Receivables; and

•

the amount of all interest and other investment earnings (net of losses and investment expenses), if any, on amounts in deposit in the Collection Account and the Excess Funding Account (and, if so provided in the applicable indenture supplement, in any other account established for the related series).

The Interchange and Merchant Discount Fees received with respect to any Monthly Period shall be treated as Finance Charge Collections for such Monthly Period.

“Finance Charge Receivables” means (i) all amounts billed to the obligors or any account in respect of all periodic rate finance charges, cash advance fees, late fees, returned check fees, and non-sufficient fund fees, and any other fees and charges and (ii) discount option receivables, if any.

“Fitch” means Fitch Ratings, Inc.

“Floating Allocation Percentage” for any series of notes will be determined as set forth in the applicable prospectus or information memorandum.

[“FRBNY” has the meaning described in “Risk Factors – Risks Relating to the Issuance of Floating Rate Notes and the Uncertainty of SOFR – SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.”]

[“FRBNY’s Website” has the meaning described in “The Notes – Interest Payments.”]

“FSMA” has the meaning specified in “Notice to Investors: United Kingdom.”

“FTI” has the meaning specified in “Sources of Funds to Pay the Notes – Asset Representations Review – Asset Representations Review Agreement.”

“Group” has the meaning described in “Transaction Parties – The Sponsor.”

“Guidance” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market.”

“Inactive Account” means any account with a Receivables balance of zero and on which no charges have been made for at least the preceding twelve months.

“Ineligible Receivables” means all Receivables with respect to an affected account that have been reassigned to the transferor as a result of the transferor’s breach of certain representations, warranties and covenants described in “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets.”

“Initial Principal Amount” means, (i) unless otherwise specified in the applicable prospectus or information memorandum, with respect to a series or class of U.S. dollar denominated notes, the aggregate initial principal amount of the outstanding notes of such series or class plus the aggregate initial principal amount of any additional notes of such series or class, and (ii) with respect to a series or class of discount notes, the amount specified in the applicable prospectus or information memorandum.

“Interchange” means all interchange fees or issuer rate fees payable to the bank, in its capacity as credit card issuer, through American Express Company®, Visa USA, Inc.®, Mastercard International Incorporated® or any similar entity in connection with accountholder charges for goods or services.

“Interest Period” means the period beginning on and including any Distribution Date and ending on but excluding the next Distribution Date; provided that the first Interest Period will begin on and include the issuance date and end on but exclude the [●] 20[●] Distribution Date.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

[“ISDA Definitions” has the meaning described in “The Notes – Interest Payments.”]

[“ISDA Fallback Adjustment” has the meaning described in “The Notes – Interest Payments.”]

[“ISDA Fallback Rate” has the meaning described in “The Notes – Interest Payments.”]

“Issuer Tax Opinion” means, with respect to any action, an opinion of counsel to the effect that, for United States federal income tax purposes, (1) such action will not adversely affect the tax characterization as debt of any outstanding series or class of notes that were characterized as debt at the time of their issuance, (2) such action will not cause the issuing entity to be treated as an association (or publicly traded partnership) taxable as a corporation and (3) such action will not cause or constitute an event in which gain or loss would be recognized by any holder of any such notes.

[“LIBOR” has the meaning described in “Risk Factors – Risks Relating to the Issuance of Floating Rate Notes and the Uncertainty of SOFR – SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.”]

“Maximum Delinquency Percentage” has the meaning described in “Sources of Funds to Pay the Notes – Asset Representations Review – Maximum Delinquency Percentage.”

“Merchant Discount Fees” means the amounts realized by the bank on account of merchant fees and discounts relating to credit sales with respect to the accounts.

“MLA” has the meaning specified in “Sources of Funds to Pay the Notes – Consumer Protection Laws.”

“Monthly Allocation Percentage” means, with respect to any series of notes for any Monthly Period, the average of the Series Floating Allocation Percentages for such series with respect to each Date of Processing during such Monthly Period; provided that the Monthly Allocation Percentages for all outstanding series for such Monthly Period shall not exceed 100% in the aggregate (subject to customary rounding).

“Monthly Period” means the period from and including the first day of a calendar month to and including the last day of such calendar month, provided that the first Monthly Period will begin on the issuance date and end on [●], 20[●].

“Monthly Reallocated Amount” means, for any Distribution Date, an amount (which will never be less than zero) equal to the lesser of:

(i)

the excess of the amounts needed to pay current and past due Class A Monthly Interest and Class A Additional Interest as described in the first bullet point of “Deposit and Application of Funds – Payments of Interest, Fees and Other Items” and the Series Servicing Fee and past amounts due thereon as described in the second bullet point of “Deposit and Application of Funds – Payments of Interest, Fees and Other Items” over the Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections available to make distributions pursuant to the first and second bullet points of “Deposit and Application of Funds – Payments of Interest, Fees and Other Items”; and

(ii)

the Class B Stated Principal Amount minus the amount of unreimbursed charge-offs resulting from any uncovered Series Default Amount and unreimbursed Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past amounts due thereon.

“Moody’s” means Moody’s Investors Service, Inc.

“NCMSLT Action” has the meaning specified in “Transaction Parties – The Indenture Trustee.”

“Order” has the meaning specified in “Notice to Investors: United Kingdom.”

“Outstanding Principal Amount” with respect to the Series 20[●]-[●] notes, has the meaning specified in “The Notes – Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount – Outstanding Principal Amount” and, with respect to any other series of notes, means the amount specified as the “Outstanding Principal Amount” with respect to such series of notes in the indenture.

“Partial Commingling Condition” means, with respect to any Date of Processing, a requirement that an asset test be conducted by the servicer within two Business Days of such Date of Processing to confirm that the Pool Balance as of the close of business on such Date of Processing is at least equal to the Required Pool Balance as of such Date of Processing.

“Pool Balance” has the meaning described in “Sources of Funds to Pay the Notes – Required Pool Balance.”

“Portfolio” means, with respect to the issuing entity, certain accounts from any Approved Portfolio of accounts owned by the bank and included in the issuing entity based on the eligibility criteria specified in the transfer agreement.

“PRA” has the meaning specified in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market.”

“PRASR” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“Predominant Revenue Test” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“Principal Allocation Percentage” for any series of notes will be determined as set forth in the applicable prospectus or information memorandum.

“Principal Collections” means, with respect to any Date of Processing, the sum of:

•	with respect to Receivables, all Collections other than those designated as Finance Charge Collections for such Date of Processing; and

•

the amount of funds withdrawn from the Excess Funding Account on such Date of Processing which are required to be deposited into the Collection Account and treated as Principal Collections during an accumulation period or an amortization period pursuant to the indenture or the applicable indenture supplement.

“Principal Funding Account” means the Eligible Deposit Account designated as such and established pursuant to the Series 20[●]-[●] indenture supplement.

“Principal Receivables” means all Receivables other than Finance Charge Receivables or Defaulted Receivables. In calculating the aggregate amount of Principal Receivables on any day, the amount of Principal Receivables will be reduced by the aggregate amount of credit balances in the accounts on such day. Any Principal Receivables which the transferor is unable to transfer as provided in the transfer agreement shall not be included in calculating the amount of Principal Receivables.

“PTCE” has the meaning described in “Certain Considerations for ERISA and Other U.S. Benefit Plans.”

“Quarterly Excess Spread Percentage” means (i) with respect to the [●] Distribution Date, the Excess Spread Percentage with respect to the immediately preceding Monthly Period, (ii) with respect to the [●] Distribution Date, the percentage equivalent of a fraction, (A) the numerator of which is the sum of the Excess Spread Percentages for the immediately preceding two Monthly Periods and (B) the denominator of which is two and (iii) with respect to the [●] Distribution Date and each Distribution Date thereafter, the percentage equivalent of a fraction, (A) the numerator of which is the sum of the Excess Spread Percentages for the immediately preceding three Monthly Periods and (B) the denominator of which is three.

“Rating Agency Condition” means, with respect to any action, that each hired nationally recognized statistical rating organization then rating any outstanding series or class of notes shall have received not less than ten (10) Business Days’ prior written notice of such action (or such shorter period as may be acceptable to such nationally recognized statistical rating organization or as may be specified in the applicable indenture supplement). Delivery to a hired nationally recognized statistical rating organization of draft documentation relating to any specified action, together with a description of such action, shall constitute adequate prior written notice for purposes of this definition.

“Reallocated Principal Collections” means, for any Monthly Period, Series Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, in an amount equal to the lesser of:

•	the Monthly Reallocated Amount for such Monthly Period; and

•	Series Principal Collections, less any amount released under the Series 20[●]-[●] indenture supplement, for such Monthly Period.

“Reassignment Amount” means, with respect to the Receivables, subject to reassignment as described under “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets,” for any Transfer Date, the sum of (i) an amount equal to the outstanding principal balance of such Receivables as of the last day of the prior Monthly Period plus (ii) any accrued and unpaid interest through the related Distribution Date on notes with an Outstanding Principal Amount equal to the applicable amount specified in clause (i), which interest will be determined based on the applicable note interest rates of each series or class of notes through the related Distribution Date of such series or class.

“Receivables” means all amounts shown on the servicer’s records as amounts payable by an obligor on any account from time to time, including amounts payable for Principal Receivables and Finance Charge Receivables. Receivables that become Defaulted Receivables will cease to be included as Receivables as of the day on which they become Defaulted Receivables. For purposes of the FDIC Rule and GAAP, Receivables are financial assets.

“Record Date” means the last day of the Monthly Period immediately preceding the related Distribution Date.

“Recoveries” means all amounts received with respect to Defaulted Receivables, including proceeds from the sale or other disposition of such Receivables to third-party debt buyers or collection agencies.

[“Reference Time” has the meaning described in “The Notes – Interest Payments.”]

“Regulation” has the meaning described in “Certain Considerations for ERISA and Other U.S. Benefit Plans.”

“Regulation RR” means the regulations required under Section 15G of the Securities Exchange Act, added pursuant to Section 941(b) of the Dodd-Frank Act.

[“Relevant Governmental Body” has the meaning described in “The Notes – Interest Payments.”]

“Relevant Persons” has the meaning described in “Notice to Investors: United Kingdom.”

“Repurchase Party” has the meaning specified in “The Indenture – Dispute Resolution.”

“Requesting Party” has the meaning specified in “The Indenture – Dispute Resolution.”

“Required Funding Amount” means, for any Date of Processing, the aggregate amount of Collections required to be on deposit in the Collections Account (and, without duplication, any issuing entity account held for the benefit of any series of outstanding notes) as of the second Business Day following such Date of Processing, so that, on the related Transfer Date, the indenture trustee will have sufficient funds to (i) deposit or maintain the amounts then required to be on deposit in the issuing entity accounts held for the benefit of any series of outstanding notes and (ii) make all distributions and payments then required to be made to noteholders pursuant to the Indenture and any applicable Indenture Supplement.

“Required Payment Amount” means, with respect to any Monthly Period and its related Distribution Date, the sum of the following amounts for such Distribution Date (without duplication): (i) the Controlled Deposit Amount, if any; (ii) the aggregate amount of any shortfalls in Principal Collections allocated to any other series included in Shared Excess Available Principal Collections Group [●], if any; and (iii) any optional amortization amounts with respect to any other series included in Shared Excess Available Principal Collections Group [●], if any.

“Required Pool Balance” has the meaning specified in “Sources of Funds to Pay the Notes – Required Pool Balance.”

“Required Quarterly Excess Spread Percentage” means [0]% (subject to change upon the satisfaction of certain conditions).

“Required Transferor Amount” has the meaning specified in “Sources of Funds to Pay the Notes – Credit Risk Retention.”

“Required Transferor Amount Percentage” has the meaning specified in “Sources of Funds to Pay the Notes – Credit Risk Retention.”

“Retained Interest” has the meaning specified in “EU and UK Risk Retention Requirements.”

“RMBS” has the meaning described in “Transaction Parties – The Indenture Trustee.”

“Rule 193 Information” has the meaning described in “Annex I: The Selected Portfolio and the Trust Portfolio – Review of Pool Assets.”

“S&P” means S&P Global Ratings, a division of S&P Global.

“SECN” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Selected Portfolio” has the meaning described in “Annex I: The Selected Portfolio and the Trust Portfolio.”

[“Series Allocation Amount” means, as of the issuance date of the Series 20[●]-[●] notes, the initial Stated Principal Amount of the Series 20[●]-[●] notes and on any date of determination thereafter, the result of, without duplication,

•	the Series Allocation Amount determined on the immediately prior date of determination, plus

•	the amount of all increases in the Stated Principal Amount resulting from the issuance of additional Series 20[●]-[●] notes since the prior date of determination, plus

•

all reimbursements of reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount and due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon since the prior date of determination, minus

•	any reductions in the Series Allocation Amount from an allocation of charge-offs resulting from any uncovered Series Default Amount since the prior date of determination, minus

•

any reductions in the Series Allocation Amount due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon since the prior date of determination, minus

•

the amount deposited in the Principal Funding Account or (without duplication) deposited in the Distribution Account for the payment of principal of the Series 20[●]-[●] notes or paid to the Series 20[●]-[●] noteholders (in each case, after giving effect to any deposits, allocations, reallocations or withdrawals to be made on that day);

provided, however, that (i) the Series Allocation Amount may never be less than zero, (ii) the Series Allocation Amount may never be greater than the Adjusted Outstanding Principal Amount; and provided further that, if there is a sale of assets in the issuing entity (A) following an event of default and acceleration of the Series 20[●]-[●] notes or (B) on the Series Legal Maturity Date as described in “Deposit and Application of Funds – Sale of Assets,” the Series Allocation Amount will be reduced to zero upon such sale.]

“Series Available Finance Charge Collections” means, with respect to Series 20[●]-[●], for any Monthly Period, without duplication, an amount equal to the sum of:

•	the Series Finance Charge Collections with respect to such Monthly Period;

•

all interest and other investment income (net of losses and investment expenses), if any, on amounts on deposit in the Principal Funding Account, but only on each Distribution Date with respect to the Controlled Accumulation Period; and

•

amounts, if any, to be withdrawn from the Accumulation Reserve Account that must be included in Series Available Finance Charge Collections pursuant to the Series 20[●]-[●] indenture supplement with respect to the related Distribution Date.

“Series Available Principal Collections” means, with respect to Series 20[●]-[●], for any Monthly Period, without duplication, an amount equal to (i) Series Principal Collections, minus (ii) Reallocated Principal Collections determined as of the related Determination Date for such Monthly Period, plus (iii) any Series Available Finance Charge Collections available to cover the Series Default Amount or to reimburse reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount and due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, plus, (d) following an event of default and acceleration of the Series 20[●]-[●] notes, Series Available Finance Charge Collections, if any, available in the eighth bullet point in “Deposit and Application of Funds – Payments of Interest, Fees and Other Items.”

“Series Default Amount” means, with respect to Series 20[●]-[●], for any Monthly Period, an amount equal to the Monthly Allocation Percentage for Series 20[●]-[●] for such Monthly Period times the Default Amount for such Monthly Period.

“Series Finance Charge Collections” with respect to Series 20[●]-[●], has the meaning specified in “Deposit and Application of Funds – Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee.”

“Series Floating Allocation Percentage” means, with respect to any date of determination as of such date of determination in any Monthly Period, the percentage equivalent (which percentage will never exceed 100%) of a fraction:

•

the numerator of which is the Series Allocation Amount as of the last day of the immediately preceding Monthly Period related to such date of determination (or, (x) in the case of the first Monthly Period the Series 20[●]-[●] Stated Principal Amount and (y) with respect to any Monthly Period in which there is an issuance of additional Series 20[●]-[●] notes occurring in such Monthly Period, the Series Allocation Amount (after giving effect to any increase to the Series Allocation Amount resulting from the issuance of additional Series 20[●]-[●] notes) as of any date of determination on or after the date of such issuance of additional Series 20[●]-[●] notes); and

•	the denominator of which is the greater of:

(i)	the Pool Balance as of the beginning of the first day of the calendar month in which such date of determination occurs, or

(ii)	the sum of the numerators used to calculate the “Series Floating Allocation Percentages” for all series of notes as of such date of determination (without duplication).

With respect to any Monthly Period in which a Denominator Reset Date occurs, the Series Floating Allocation Percentage for the portion of the Monthly Period falling on and after such Denominator Reset Date, and prior to any subsequent Denominator Reset Date, will be recalculated for such period using the Pool Balance as of the close of business on the subject Denominator Reset Date.

“Series Legal Maturity Date” means, with respect to Series 20[●]-[●], the [●] Distribution Date, which is the legal maturity date for the Series 20[●]-[●] notes.

“Series Monthly Principal” will be equal to zero during the revolving period, and beginning with the Distribution Date in the month following the month in which the Controlled Accumulation Period or, if earlier, the Early Amortization Period begins, will be equal to the least of:

•	the Series Available Principal Collections, less any amount released under the Series 20[●]-[●] indenture supplement, on deposit in the Collection Account with respect to that Distribution Date;

•	for each Distribution Date with respect to the Controlled Accumulation Period, the Controlled Deposit Amount for that Distribution Date; and

•

the Series Allocation Amount (as adjusted for any charge-offs resulting from any uncovered Series Default Amount and Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon on that Distribution Date).

“Series Portfolio Yield” means, with respect to Series 20[●]-[●], for any Monthly Period which, in the case of the first Monthly Period, is determined pursuant to the Series 20[●]-[●] indenture supplement, the annualized percentage equivalent of a fraction:

•	the numerator of which is equal to the sum of:

(i)	Series Available Finance Charge Collections for such Monthly Period, minus

(ii)	the Series Default Amount for such Monthly Period; and

•	the denominator of which is the Series Allocation Amount as of the last day of the immediately preceding Monthly Period.

“Series Principal Allocation Percentage” means, with respect to any date of determination in any Monthly Period, the percentage equivalent (which percentage will never exceed 100%) of a fraction:

•

the numerator of which is (i) during the revolving period, the Series Allocation Amount as of the last day of the immediately preceding Monthly Period related to such date of determination (or, (x) in the case of the first Monthly Period the Series 20[●]-[●] Stated Principal Amount and (y) with respect to any Monthly Period in which there is an issuance of additional Series 20[●]-[●] notes occurring in such Monthly Period, the Series Allocation Amount (after giving effect to any increase to the Series Allocation Amount resulting from the issuance of additional Series 20[●]-[●] notes) as of any date of determination on or after the date of such issuance of additional Series 20[●]-[●] notes), and (ii) during the Controlled Accumulation Period or the Early Amortization Period, the Series Allocation Amount on the last day of the revolving period; and

•	the denominator of which is the greater of:

(i)	the Pool Balance as of the beginning of the first day of the calendar month in which such date of determination occurs, or

(ii)	the sum of the numerators used to calculate the “Series Principal Allocation Percentage” for all series of notes as of such date of determination.

With respect to any Monthly Period in which a Denominator Reset Date occurs, the Series Principal Allocation Percentage for the portion of the Monthly Period falling on and after such Denominator Reset Date, and prior to any subsequent Denominator Reset Date, will be recalculated for such period using the Pool Balance as of the close of business on the subject Denominator Reset Date.

“Series Principal Collections,” with respect to Series 20[●]-[●], has the meaning specified in “Deposit and Application of Funds – Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee.”

“Series Servicing Fee” means, with respect to Series 20[●]-[●], for any Monthly Period, the product of the Servicing Fee for such Monthly Period and the Monthly Allocation Percentage for Series 20[●]-[●] for such Monthly Period.

“Servicer Default” means any of the following events with respect to the issuing entity:

(i)

failure by the servicer to make any payment, transfer or deposit, or to give notice or instructions to the indenture trustee to make such payment, transfer or deposit, on or before the date the servicer is required to do so under the servicing agreement or the indenture (including any supplement thereto), or within the applicable grace period, which will not exceed five Business Days; provided, however, that any failure caused by a non-willful act of the servicer will not constitute a Servicer Default if the servicer promptly remedies the failure within five Business Days after receiving notice of such failure or otherwise becoming aware of the failure;

(ii)

failure on the part of the servicer duly to observe or perform in any material respect any other covenants or agreements of the servicer in the servicing agreement which has an adverse effect on the noteholders of any series or class and which continues unremedied for a period of 60 days after written notice has been delivered to the servicer and, in some cases, to the owner trustee and the indenture trustee, or the servicer assigns or delegates its duties under the servicing agreement, except as specifically permitted thereunder;

(iii)

any representation, warranty or certification made by the servicer in the servicing agreement or in any certificate delivered pursuant thereto proves to have been incorrect when made, which has a material adverse effect on the rights of the noteholders of any series or class, and which material adverse effect continues for a period of 60 days after written notice has been delivered to the servicer and, in some cases, to the owner trustee and the indenture trustee; or

(iv)	the occurrence of certain events of bankruptcy, insolvency or receivership with respect to the servicer.

Notwithstanding the foregoing, a delay in or failure of performance referred to under clause (i) above for a period of ten Business Days after the applicable grace period or referred to under clause (ii) or (iii) above for a period of 60 days after the applicable grace period will not constitute a Servicer Default if such delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and such delay or failure was caused by an act of God or other similar occurrence.

“Servicing Fee” means, for any Monthly Period, one-twelfth of the product of (i) the Servicing Fee Percentage and (ii) the aggregate amount of Principal Receivables as of the close of business on the last day of the prior Monthly Period.

“Servicing Fee Percentage” means [●]%.

“Shared Excess Available Finance Charge Collections” means, for any Monthly Period, as determined on the related Determination Date, with respect to any series of notes in Shared Excess Available Finance Charge Collections Group [●], the sum of (i) with respect to Series 20[●]-[●], the amount of Series Available Finance Charge Collections with respect to such Monthly Period, available in the eighth clause in “Deposit and Application of Funds – Payments of Interest, Fees and Other Items” and (ii) the Finance Charge Collections remaining after all required deposits and payments from all other series identified as belonging to Shared Excess Available Finance Charge Collections Group [●] which the applicable indenture supplements for those series specify are to be treated as “Shared Excess Available Finance Charge Collections.”

“Shared Excess Available Finance Charge Collections Group [●]” means the various series – including the Series 20[●]-[●] notes – that have been designated as a single group for the purpose of sharing Shared Excess Available Finance Charge Collections, as more fully described under “Deposit and Application of Funds – Groups.”

“Shared Excess Available Principal Collections” means, for any Monthly Period, the sum of (i) with respect to the Series 20[●]-[●] notes, the amount of Series Available Principal Collections specified to be treated as “Shared Excess Available Principal Collections” under “Deposit and Application of Funds – Payments of Principal” and (ii) with respect to any other series of notes in Shared Excess Available Principal Collections Group [●], the Principal Collections allocated to that series of notes remaining after all required deposits and payments that are specified to be treated as Shared Excess Available Principal Collections in the applicable indenture supplement.

“Shared Excess Available Principal Collections Group [●]” means the various series of notes – including the Series 20[●]-[●] notes – that have been designated as a single group for the purpose of sharing Shared Excess Available Principal Collections, as more fully described under “Deposit and Application of Funds – Groups.”

“Similar Law” has the meaning described in “Prospectus Summary – Certain Considerations for ERISA and Other U.S. Benefit Plans.”

[“SOFR” has the meaning described in “Risk Factors – Risks Relating to the Issuance of Floating Rate Notes and the Uncertainty of SOFR – SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.”]

[“SOFR Adjustment Date” has the meaning described in “The Notes – Interest Payments.”]

[“SOFR Adjustment Conforming Changes” has the meaning described in “The Notes – Interest Payments.”]

[“SOFR Determination Time” has the meaning described in “The Notes – Interest Payments.”]

[“SOFR Rate” has the meaning described in “The Notes – Interest Payments.”]

“Special Tax Counsel” has the meaning specified in “Federal Income Tax Consequences – General.”

“SR 2024” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“SSPE” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market.”

“Stated Principal Amount” with respect to the Series 20[●]-[●] notes, has the meaning specified in “The Notes – Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount – Stated Principal Amount” and, with respect to any other series of notes, means the amount specified as the “Stated Principal Amount” with respect to such series of notes in the related indenture supplement.

“Student Loans” has the meaning described in “Transaction Parties – The Indenture Trustee.”

[“Target Amount” means, with respect to any Monthly Period and its related Distribution Date, the sum (without duplication) of (i) the Series 20[●]-[●] Monthly Interest, (ii) the Series Servicing Fee (to the extent payable from Series 20[●]-[●] Available Finance Charge Collections), (iii) any required deposit to the Accumulation Reserve Account, and (iv) the product of (A) [●] and (B) the Series Default Amount for the prior Monthly Period, and (v) unreimbursed reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past amounts due thereon, in each case, other than clause (iv) for such Distribution Date.]

“Test Complete” has the meaning described in “Sources of Funds to Pay the Notes – Asset Representations Review.”

“Test Fail” has the meaning described in “Sources of Funds to Pay the Notes – Asset Representations Review.”

“Test Pass” has the meaning described in “Sources of Funds to Pay the Notes – Asset Representations Review.”

“Transaction Parties” has the meaning described in “Certain Considerations for ERISA and Other U.S. Benefit Plans.”

“Transfer Date” means the Business Day prior to a Distribution Date for a series or class of notes.

“Transferor Allocation Percentage” means (i) with respect to Finance Charge Collections for any Date of Processing, 100% minus the sum of the Floating Allocation Percentages for all outstanding series for such Date of Processing, (ii) with respect to Principal Collections for any Date of Processing, 100% minus the sum of the Principal Allocation Percentages for all outstanding series for such Date of Processing, (iii) with respect to the Default Amount for any Monthly Period, 100% minus the sum of the Monthly Allocation Percentages for all outstanding series for such Monthly Period, and (iv) with respect to the Servicing Fee for any Monthly Period, 100% minus the sum of the Monthly Allocation Percentages for all outstanding series for such Monthly Period.

“Transferor Amount” means, for any Date of Processing, an amount, not less than zero, equal to (i) the Pool Balance for such Date of Processing, minus (ii) the aggregate Allocation Amounts for all outstanding series and classes of notes on such Date of Processing.

“Transferor Interest” means an interest having such rights as set forth in the transaction documents, including the right to receive amounts specified in the transaction documents to be distributed to the holder of the transferor interest.

“Trust Portfolio” means the initial accounts and any Additional Accounts and Automatic Additional Accounts from the Approved Portfolio whose receivables are included in the issuing entity based on the eligibility criteria specified in the receivables purchase agreement and the transfer agreement.

“UCITS Directive” has the meaning specified in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“UK” has the meaning specified in “Notice to Investors: United Kingdom.”

“UK Affected Investors” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“UK CRR” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market.”

“UK Investor Requirements” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“UK Qualified Investor” has the meaning specified in “Notice to Investors: United Kingdom.”

“UK Retail Investor” has the meaning specified in “Notice to Investors: United Kingdom.”

“UK Risk Retention Requirements” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“UK Securitization Framework” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

“UK Securitization Rules” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the Series 20[●]-[●] notes in the secondary market.”

[“Unadjusted Benchmark Replacement” has the meaning described in “The Notes – Interest Payments.”]

“uPLCC.” has the meaning specified in “The Bank’s Credit Card Business – General.”

“U.S. Bank” has the meaning specified in “Transaction Parties – The Indenture Trustee.”

“U.S. Bank N.A.” has the meaning specified in “Transaction Parties – The Indenture Trustee.”

“U.S. Bank Trust Co.” has the meaning specified in “Transaction Parties – The Indenture Trustee.”

[“U.S. Government Securities Business Day” has the meaning described in “The Notes – Interest Payments.”]

“Volcker Rule” has the meaning specified in “Volcker Rule Considerations.”

ANNEX I

The Selected Portfolio and the Trust Portfolio

The information provided in this Annex I is an integral part of the prospectus.

The bank’s credit card portfolio is comprised of credit card accounts owned by the bank, arising in the bank’s co-brand, private label and proprietary credit card programs. Receivables are conveyed to the Trust Portfolio from accounts in an Approved Portfolio, either through the designation of Additional Accounts or through the automatic inclusion of new Eligible Accounts as Automatic Additional Accounts, in each case as further described under “General” below and under “Sources of Funds to Pay the Notes – Addition of Assets.”

Solely for purposes of presenting the performance information and the static pool information in this Annex I, the bank has identified a subset of its co-brand, private label and proprietary credit card programs, referred to in this prospectus as the “Selected Portfolio.” The Selected Portfolio includes the credit card programs from which accounts in the Trust Portfolio have been designated, and may include additional credit card programs from the bank’s portfolio. The composition of the Selected Portfolio is determined by the bank and may be revised by the bank from time to time in its discretion, including by adding programs to, or removing programs from, the Selected Portfolio. The Selected Portfolio is broader than, and includes, the Trust Portfolio. The performance information and the static pool information presented in this Annex I relate to both the Selected Portfolio and the Trust Portfolio, while the composition information presented in this Annex I relates only to the Trust Portfolio.

The tables below contain performance information, as of the dates and for the periods indicated, for the Receivables in the Selected Portfolio and separately for the Receivables in the Trust Portfolio. The historical performance of the Selected Portfolio and the Trust Portfolio reflects only the performance of the accounts included in those portfolios during or prior to the specified periods. Historical performance is not necessarily indicative of future performance. Accounts were initially designated to the Trust Portfolio as of [●], 20[●].

In the performance and static pool subsections below, the table for the Selected Portfolio appears first, followed immediately by the corresponding table for the Trust Portfolio, so that readers can evaluate each metric on a paired basis using consistent definitions, delinquency bucket presentation and calculation conventions. The composition information presented below relates only to the Trust Portfolio.

General

The receivables conveyed to the Trust Portfolio arise in accounts from the Approved Portfolio that are included in the issuing entity based on the eligibility criteria specified in the transfer agreement as well as other criteria that the transferor may choose from time to time as applied on the initial designation date and subsequent designation dates. See the definition of “Eligible Account” in the “Glossary of Defined Terms” and “Sources of Funds to Pay the Notes – Description of the Receivables Purchase Agreement – Representations and Warranties.” Subject to those eligibility requirements and applicable regulatory guidelines, the decision regarding the method of inclusion of accounts in the Trust Portfolio, Additional Accounts may be included from time to time. For Approved Portfolios, the inclusion of Automatic Additional Accounts is also permitted as described under “Sources of Funds to Pay the Notes – Addition of Assets.” Additional Accounts were most recently designated for the Trust Portfolio on [●]. Such Additional Accounts included approximately $[●] of receivables as of the related addition date. Further, subject to certain conditions described in “Sources of Funds to Pay the Notes – Description of the Receivables Purchase Agreement – Reassignment of Other Receivables,” accounts that are designated for the Trust Portfolio may be removed from the Trust Portfolio from time to time. [Accounts were most recently removed from the Trust Portfolio on [●] (the “Account Removal”). Such removed accounts had an outstanding total receivables balance of approximately $[●] as of [●] and represented approximately [●]% of the issuing entity’s total receivables. [The tables set forth below do not reflect the Account Removal.] The characteristics of the receivables in the Trust Portfolio immediately following the Account Removal may vary from the characteristics of the receivables in the Trust Portfolio as of the periods and dates shown below, although the bank and BFF do not expect the variance to be material.]

The following tables set forth performance information for the receivables in the Selected Portfolio and the Trust Portfolio for each of the periods shown below. The composition of the Selected Portfolio and the Trust Portfolio is expected to change over time as credit card accounts arising in co-brand, private label and proprietary credit card programs are added to, or removed from, the Selected Portfolio or the Trust Portfolio in the future. For Approved

A-I-1

Portfolios, Automatic Additional Accounts may be included in the issuing entity’s Portfolio as they arise, subject to the eligibility criteria and other conditions described under “Sources of Funds to Pay the Notes – Addition of Assets,” and those accounts may have different characteristics from the accounts already included in the Portfolio. See “Sources of Funds to Pay the Notes – Addition of Assets.”

Unless otherwise indicated: (i) data for accounts designated to or removed from the Trust Portfolio may include up to a month of additional activity in the month of such designation or removal; (ii) interim figures are annualized and are not necessarily indicative of full-year results; (iii) numbers and percentages may not sum due to rounding; (iv) delinquency is determined in accordance with the servicer’s policies and is presented in 30-day increments through charge-off consistent with Item 1100(b) of Regulation AB; (v) references to “Total Receivables Outstanding” in the tables include principal receivables and finance charge receivables; and (vi) consolidated notes appearing beneath the first Selected Portfolio table in each metric pair apply to both tables in that pair (and, unless otherwise noted, to all tables in the subsection).

Delinquency and Loss Experience

Because it is typical for new accounts to initially exhibit lower delinquency rates and credit losses, to the extent that the growth of the Trust Portfolio is attributable to new accounts, the Trust Portfolio may have significantly lower charge-off and delinquency rates. However, as the proportion of new accounts to seasoned accounts becomes smaller, this effect should be lessened. As seasoning occurs or if new account origination slows, the charge-off rates and delinquencies are expected to increase over time.

The delinquency and gross loss rates at any time reflect, among other factors, the quality of the credit card receivables, the average seasoning of the accounts, the success of the servicer’s collection efforts, the mix of different co-brand, private label and proprietary credit card programs in the Trust Portfolio and general economic conditions.

Gross principal losses represent the arithmetic sum of all principal receivables in the Trust Portfolio that were charged off during the periods indicated in the tables below. See “The Notes – Stated Principal Amount, Outstanding Principal Amount, Adjusted Outstanding Principal Amount and Allocation Amount.” Recoveries are collections received in respect of defaulted accounts during the periods indicated in the tables below. Recoveries are treated as Finance Charge Collections. Net losses are an amount equal to gross principal losses minus Recoveries, each for the applicable period.

The Receivables outstanding on the accounts consist of all amounts borrowed by the obligors as posted to the accounts as of the date shown. For each billing cycle an obligor must pay at least the minimum payment due shown on the monthly statement by the end of such billing cycle; otherwise, the related account is considered delinquent until the requisite payment is made or all principal receivables are charged off. Receivables related to an account are deemed delinquent as of the date the account is deemed delinquent. Delinquency is determined in accordance with the servicer’s delinquency recognition policies and is presented in 30-day increments through charge-off, consistent with Item 1100(b) of Regulation AB.

A-I-2

The following table pairs set forth the delinquency and loss experience for the Selected Portfolio and the Trust Portfolio for each of the periods shown, with the Selected Portfolio table presented first in each pair followed immediately by the corresponding Trust Portfolio table. There can be no assurance that the delinquency and loss experience for the receivables in the future will be similar to the historical experience set forth below. Those accounts receiving payment relief may have advanced to the next delinquency cycle, including eventually to charge-off, in the same timeframe that would have occurred had the payment relief not been granted. (See the consolidated notes beneath the first table in each pair, which apply to both tables in the pair and, unless otherwise noted, to all tables in this subsection.)

Delinquencies by Receivables as a Percentage of the Selected Portfolio(1)(2)

	At [●],		At Year End
	[●]			[●]			[●]
	Receivables		Percentage of Total Receivables Outstanding	Receivables		Percentage of Total Receivables Outstanding	Receivables		Percentage of Total Receivables Outstanding
Total Receivables Outstanding	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
Receivables Delinquent:
30-59 days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
60-89 days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
90-119 days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
120-149 days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
150-179 days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
180+ days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%

TOTAL	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%

At Year End
	[●]			[●]			[●]
	Receivables		Percentage of Total Receivables Outstanding	Receivables		Percentage of Total Receivables Outstanding	Receivables		Percentage of Total Receivables Outstanding
Total Receivables Outstanding	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
Receivables Delinquent:
30-59 days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
60-89 days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
90-119 days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
120-149 days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
150-179 days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%
180+ days	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%

TOTAL	$	[●]	[●]%	$	[●]	[●]%	$	[●]	[●]%

(1)	The percentages are calculated by dividing the amount of delinquent receivables by the end of the period total receivables outstanding for the applicable period.
(2)	End of the period is as of the last day of the applicable period.

A-I-3

Delinquencies by Receivables as a Percentage of the Trust Portfolio(1)(2)

	At [●],	At Year End
	[●]		[●]		[●]
	Receivables	Percentage of Total Receivables Outstanding	Receivables	Percentage of Total Receivables Outstanding	Receivables	Percentage of Total Receivables Outstanding
Total Receivables Outstanding	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
Receivables Delinquent:
30-59 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
60-89 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
90-119 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
120-149 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
150-179 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
180+ days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%

TOTAL	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%

At Year End
	[●]		[●]		[●]
	Receivables	Percentage of Total Receivables Outstanding	Receivables	Percentage of Total Receivables Outstanding	Receivables	Percentage of Total Receivables Outstanding
Total Receivables Outstanding	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
Receivables Delinquent:
30-59 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
60-89 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
90-119 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
120-149 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
150-179 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
180+ days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%

TOTAL	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%

A-I-4

Delinquencies by Accounts as a Percentage of the Selected Portfolio(1)(2)

	At [●],	At Year End
	[●]		[●]		[●]
	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts
Accounts Outstanding	[●]	[●]%	[●]	[●]%	[●]	[●]%
Accounts Delinquent:
30-59 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
60-89 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
90-119 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
120-149 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
150-179 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
180+ days	[●]	[●]%	[●]	[●]%	[●]	[●]%

TOTAL	[●]	[●]%	[●]	[●]%	[●]	[●]%

At Year End
	[●]		[●]		[●]
	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts
Accounts Outstanding	[●]	[●]%	[●]	[●]%	[●]	[●]%
Accounts Delinquent:
30-59 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
60-89 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
90-119 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
120-149 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
150-179 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
180+ days	[●]	[●]%	[●]	[●]%	[●]	[●]%

TOTAL	[●]	[●]%	[●]	[●]%	[●]	[●]%

(1)	The percentages are calculated by dividing the number of delinquent accounts by the end of the period total accounts outstanding for the applicable period.
(2)	End of the period is as of the last day of the applicable period.

A-I-5

Delinquencies by Accounts as a Percentage of the Trust Portfolio(1)(2)

	At [●],	At Year End
	[●]		[●]		[●]
	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts
Accounts Outstanding	[●]	[●]%	[●]	[●]%	[●]	[●]%
Accounts Delinquent:
30-59 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
60-89 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
90-119 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
120-149 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
150-179 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
180+ days	[●]	[●]%	[●]	[●]%	[●]	[●]%

TOTAL	[●]	[●]%	[●]	[●]%	[●]	[●]%

At Year End
	[●]		[●]		[●]
	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts
Accounts Outstanding	[●]	[●]%	[●]	[●]%	[●]	[●]%
Accounts Delinquent:
30-59 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
60-89 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
90-119 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
120-149 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
150-179 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
180+ days	[●]	[●]%	[●]	[●]%	[●]	[●]%

TOTAL	[●]	[●]%	[●]	[●]%	[●]	[●]%

A-I-6

Loss Experience of the Selected Portfolio

	[●] Month Period Ended			Year Ended
	[●](1)			[●]			[●]			[●]			[●]			[●]
Average Principal Receivables Outstanding(2)	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Gross Principal Losses	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Gross Principal Losses as an Annualized Percentage of Average Principal Receivables Outstanding		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%
Less: Recoveries	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Net Losses	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Net Losses as an Annualized Percentage of Average Principal Receivables Outstanding		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%

(1)	The percentages for the period ended in [●] are annualized. Annualized figures are not necessarily indicative of actual results for the entire year.
(2)

Average principal receivables outstanding is an average of the monthly average principal receivables outstanding for each month in the applicable period; monthly average principal receivables outstanding is an average of beginning of the month and end of the month principal receivables outstanding.

A-I-7

Loss Experience of the Trust Portfolio

	[●] Month Period Ended			Year Ended
	[●](1)			[●]			[●]			[●]			[●]			[●]
Average Principal Receivables Outstanding(2)	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Gross Principal Losses	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Gross Principal Losses as an Annualized Percentage of Average Principal Receivables Outstanding		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%
Less: Recoveries	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Net Losses	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Net Losses as an Annualized Percentage of Average Principal Receivables Outstanding		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%

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Revenue Experience

The following table pairs set forth the revenue experience for the Selected Portfolio and the Trust Portfolio for each of the periods shown, with the Selected Portfolio table presented first and the corresponding Trust Portfolio table immediately following. (See the consolidated notes beneath the first table in this pair, which apply to both tables in the pair and, unless otherwise noted, to all tables in this subsection.)

Revenue Experience for the Selected Portfolio

	[●] Month Period Ended			Year Ended
	[●](1)			[●]			[●]			[●]			[●]			[●]
Average Principal Receivables Outstanding(2)	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Collected Finance Charges and Fees(3)	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Yield from Collected Finance Charges and Fees(4)		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%

(1)	The percentages for the period ended in [●] are annualized. Annualized figures are not necessarily indicative of actual results for the entire year.
(2)

Average principal receivables outstanding is an average of the monthly average principal receivables outstanding for each month in the applicable period; monthly average principal receivables outstanding is an average of beginning-of-month and end-of-month principal receivables outstanding.

(3)

Collected finance charges and fees are collections of finance charges and fees; finance charges and fees include monthly periodic rate finance charges, late fees, cash advance fees, discount option receivables, other miscellaneous fees, merchant discount fees and interchange.

(4)	Yield from Collected Finance Charges and Fees equals collected finance charges and fees for the period divided by average principal receivables outstanding for the period, annualized;

Revenue Experience for the Trust Portfolio

	[●] Month Period Ended			Year Ended
	[●](1)			[●]			[●]			[●]			[●]			[●]
Average Principal Receivables Outstanding(2)	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Collected Finance Charge Receivables(3)	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Yield from Collected Finance Charge Receivables(4)		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%

There can be no assurance that the yield experience for the receivables in the future will be similar to the historical experience set forth above. In addition, revenue from the receivables will depend on the types of periodic rate finance charges and fees billed to the obligors or any account, and could be adversely affected by future changes made by the bank or the servicer in those periodic rate finance charges and fees or by other factors. See “Risk Factors.”

The revenue from Finance Charge Receivables for the Trust Portfolio shown in the above table are comprised of (i) all amounts billed to the obligors or any account in respect of all periodic rate finance charges, cash advance fees, late fees, returned check fees, and non-sufficient fund fees, any other fees and charges, merchant discount fees and interchange and (ii) discount option receivables, if any. See “The Bank’s Credit Card Business” for a discussion of the assessment of periodic rate finance charges. If payment rates decline, the

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balances subject to monthly periodic rate finance charges tend to grow, assuming no change in the level of purchasing activity. Accordingly, under these circumstances, the yield related to monthly periodic rate finance charges normally increases. Conversely, if payment rates increase, the balances subject to monthly periodic rate finance charges tend to fall, assuming no change in the level of purchasing activity. Accordingly, under these circumstances, the yield related to monthly periodic rate finance charges normally decreases.

Payment Rates

The following table pairs set forth, for each of the periods shown, the highest and lowest accountholder monthly principal payment rates during any single month in the period and the average accountholder monthly principal payment rates for all months in the period for the Selected Portfolio and the Trust Portfolio, with the Selected Portfolio table presented first and the corresponding Trust Portfolio table immediately following. (See the consolidated notes beneath the first table in this pair, which apply to both tables in the pair and, unless otherwise noted, to all tables in this subsection.)

Accountholder Monthly Principal Payment Rates for the Selected Portfolio(1)

	[●] Month Period Ended	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
Lowest Month	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Highest Month	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Average Principal Payment Rate for the Period(2)	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	Monthly principal payment rates are principal payments received with respect to principal receivables during a month divided by the principal receivables outstanding at the beginning of such month.
(2)	For each period presented, the average monthly principal payment rate for the period is calculated as the simple average of the monthly principal payment rates during such period.
(3)	“Highest” and “Lowest” refer to the single highest and single lowest monthly principal payment rate observed during the period indicated.
(4)	Numbers and percentages may not sum due to rounding.

Accountholder Monthly Principal Payment Rates for the Trust Portfolio(1)

	[●] Month Period Ended	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
Lowest Month	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Highest Month	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Average Principal Payment Rate for the Period(2)	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

The Receivables: Trust Portfolio

As of [●], 20[●]:

•	the accounts included $[●] of Principal Receivables and $[●] of Finance Charge Receivables;

•	the accounts had an average Principal Receivables balance of $[●] and an average credit limit of $[●];

•	the percentage of the aggregate total Receivable balance to the aggregate total credit limit was [●]%;

•	the average age of the accounts was approximately [●] months;

•	the aggregate total Receivables balances of co-brand credit card accounts and private label credit card accounts were $[●] and $[●], respectively; and

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During the month ended [●], 20[●]:

•	[●]% of the accounts made at least the minimum payments as of their respective latest statement date, in each case based on the prior month statement minimum payment; and

•	[●]% of the accounts made full payments as of their respective latest statement date, in each case based on the prior month statement outstanding balance.

The following tables set forth the composition of the Trust Portfolio by various criteria as of [●], 20[●]. References to “Total Receivables Outstanding” in the following tables include Principal Receivables and Finance Charge Receivables. Because the future composition of the Trust Portfolio may change over time, these tables are not necessarily indicative of the composition of the Trust Portfolio at any specific time in the future.

Composition by Brand-Partner Type of the Trust Portfolio

Program	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding		% of Total Receivables Outstanding
[●]	[●]	[●]%	$	[●]	[●]%
[Other]	[●]	[●]%	$	[●]	[●]%
TOTAL	[●]	[●]%	$	[●]	[●]%

Composition by Brand-Partner Group of the Trust Portfolio

Program	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding		% of Total Receivables Outstanding
[●]	[●]	[●]%	$	[●]	[●]%
[Other]	[●]	[●]%	$	[●]	[●]%
TOTAL	[●]	[●]%	$	[●]	[●]%

Composition by Brand-Partner Program of the Trust Portfolio

Program	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding		% of Total Receivables Outstanding
[●]	[●]	[●]%	$	[●]	[●]%
[Other]	[●]	[●]%	$	[●]	[●]%
TOTAL	[●]	[●]%	$	[●]	[●]%

Composition by Account Balance of the Trust Portfolio

Account Balance Range	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding		% of Total Receivables Outstanding
Credit Balance	[●]	[●]%	$	([●])	([●])%
Zero Balance	[●]	[●]%	$	[●]	[●]%
More than $[●] and less than or equal to $[●]	[●]	[●]%	$	[●]	[●]%
$[●] – $[●]	[●]	[●]%	$	[●]	[●]%
$[●] – $[●]	[●]	[●]%	$	[●]	[●]%
$[●] – $[●]	[●]	[●]%	$	[●]	[●]%
$[●] – $[●]	[●]	[●]%	$	[●]	[●]%
Over $[●]	[●]	[●]%	$	[●]	[●]%

TOTAL	[●]	[●]%	$	[●]	[●]%

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Composition by Credit Limit of the Trust Portfolio

Credit Limit Range	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding	% of Total Receivables Outstanding
More than $[●] and less than or equal to $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
Over $[●]	[●]	[●]%	$[●]	[●]%

TOTAL	[●]	[●]%	$[●]	[●]%

Composition by Account Age of the Trust Portfolio

Account Age	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding	% of Total Receivables Outstanding
Not More than 6 Months	[●]	[●]%	$[●]	[●]%
Over 6 Months to 12 Months	[●]	[●]%	$[●]	[●]%
Over 12 Months to 24 Months	[●]	[●]%	$[●]	[●]%
Over 24 Months to 36 Months	[●]	[●]%	$[●]	[●]%
Over 36 Months to 48 Months	[●]	[●]%	$[●]	[●]%
Over 48 Months to 60 Months	[●]	[●]%	$[●]	[●]%
Over 60 Months	[●]	[●]%	$[●]	[●]%

TOTAL	[●]	[●]%	$[●]	[●]%

Composition by Delinquency Status of the Trust Portfolio

Delinquency Status	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding	% of Total Receivables Outstanding
Current	[●]	[●]%	$[●]	[●]%
1-29 days	[●]	[●]%	$[●]	[●]%
30-59 days	[●]	[●]%	$[●]	[●]%
60-89 days	[●]	[●]%	$[●]	[●]%
90-119 days	[●]	[●]%	$[●]	[●]%
120-149 days	[●]	[●]%	$[●]	[●]%
150-179 days	[●]	[●]%	$[●]	[●]%
180+ days	[●]	[●]%	$[●]	[●]%

TOTAL	[●]	[●]%	$[●]	[●]%

Composition by Accountholder Current Billing Address of the Trust Portfolio

State or Territory	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding	% of Total Receivables Outstanding
[New York]	[●]	[●]%	$[●]	[●]%
[California]	[●]	[●]%	$[●]	[●]%
[Florida]	[●]	[●]%	$[●]	[●]%
[Massachusetts]	[●]	[●]%	$[●]	[●]%
[Hawaii]	[●]	[●]%	$[●]	[●]%
[Texas]	[●]	[●]%	$[●]	[●]%
[New Jersey]	[●]	[●]%	$[●]	[●]%
[Pennsylvania]	[●]	[●]%	$[●]	[●]%
[Connecticut]	[●]	[●]%	$[●]	[●]%
[Colorado]	[●]	[●]%	$[●]	[●]%
Other States	[●]	[●]%	$[●]	[●]%

TOTAL	[●]	[●]%	$[●]	[●]%

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Since, as of [●], 20[●], the largest concentrations of accountholders by Total Receivables Outstanding (based on current billing addresses) in the Trust Portfolio were in [●], adverse economic conditions affecting accountholders residing in these areas could affect timely payment by the related accountholders of amounts due on the accounts and, accordingly, the actual rates of delinquencies and losses with respect to the Trust Portfolio. See “Risk Factors.”

The following table sets forth the composition of the Trust Portfolio by VantageScore® credit score. A VantageScore® credit score is a credit score developed by VantageScore Solutions, LLC, a joint venture of the three major credit reporting agencies (Experian, TransUnion and Equifax), using information collected by those credit reporting agencies to assess credit risk. The bank obtains, to the extent available, VantageScore® credit scores at the origination of each account and periodically thereafter. In the following table, Total Receivables Outstanding are determined as of [●], 20[●], and VantageScore® credit scores are determined during the month of [●]. References to “Total Receivables Outstanding” in the following table include both finance charge receivables and principal receivables. Because the future composition of the Trust Portfolio may change over time, this table is not necessarily indicative of the composition of the Trust Portfolio at any specific time in the future. VantageScore® credit scores may change over time, depending on the conduct of the accountholder and changes in credit score technology.

Composition by VantageScore® Credit Score(1) of the Trust Portfolio

VantageScore® Range	Total Receivables Outstanding		% of Total Receivables Outstanding
No Score	$	[●]	[●]%
590 or less	$	[●]	[●]%
591 to 650	$	[●]	[●]%
651 to 720	$	[●]	[●]%
721 or higher	$	[●]	[●]%

TOTAL	$	[●]	[●]%

(1)	The VantageScore® credit scores set forth in this table are VantageScore® 4.0.

Data from an independent credit reporting agency, such as a VantageScore® credit score, is one of several factors that may be used by the bank in its credit scoring system to assess the credit risk associated with each applicant. See “The Bank’s Credit Card Business – Underwriting Process.” Additionally, VantageScore® credit scores are based on independent third-party information, the accuracy of which cannot be verified. VantageScore® credit scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables in the Trust Portfolio.

Review of Pool Assets

As required by Rule 193 of the Securities Act of 1933, as amended, the bank and its affiliates have performed a review of the receivables and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”) and disclose below the nature of such review as well as the findings and conclusions of such review. The review was designed and effected to provide reasonable assurance that the disclosure regarding the receivables in this prospectus is accurate in all material respects.

The Rule 193 Information consisting of factual information was reviewed and approved by those officers and employees of the transferor, the bank and their affiliates who are knowledgeable about such factual information. Counsel to the transferor and its affiliates reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents. Officers of the transferor and its affiliates also consulted with internal regulatory personnel and counsel with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the transferred receivables or payments on the notes.

Employees of the transferor and its affiliates populated the statistical information in this prospectus with respect to the receivables using information derived from the bank’s database. The statistical information in this prospectus relating to the receivables was compared to information contained in the bank’s database regarding the

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attributes of such receivables. As a result of such population and comparisons, the transferor determined that the statistical information relating to the receivables is consistent with the bank’s database.

The transferor’s review of the receivables is supported by the control processes routinely used by the bank’s parent, Bread Financial, in the operation of its business. Bread Financial achieves appropriate internal and external assurance work on its internal controls over financial reporting to maintain compliance with regulatory reporting requirements, including The Sarbanes-Oxley Act of 2002. Such assurance work is designed to provide reasonable assurance regarding the reliability of financial reporting. The nature, timing and extent of such assurance work are driven by risk-based assessments of the parent’s consolidated operations. The assurance work includes a review of the financial information from which the disclosure required by Item 1111 of Regulation AB regarding the issuing entity’s Portfolio is derived.

With respect to the disclosure under “Reviews of the Underwriting Process,” the bank periodically engages in activities that are designed to monitor and measure compliance with its credit policies, including testing of automated approval systems and monthly monitoring and compliance checks with respect to credit line decisions that are ultimately made outside of the automated system.

Portions of the review of the legal, regulatory and statistical information were performed with the assistance of third parties engaged by the transferor. The transferor determined the nature, extent and timing of the review and the level of assistance provided by the third parties. The transferor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The transferor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has concluded, with reasonable assurance, that the Rule 193 Information in this prospectus is accurate in all material respects.

Reviews of the Underwriting Process

As described under “The Bank’s Credit Card Business – Underwriting Process”, the bank makes virtually all underwriting and authorization decisions using an automated system that uses internal algorithms, external credit bureau scoring data and automated proprietary scoring technology to determine an applicant’s risk. This automated system determines whether to approve or decline a customer’s request for credit based on this risk and also sets a maximum initial credit line on each approved customer’s account, in each case without any underwriter discretion. In certain cases, the bank may further manually review applications that were initially declined through the automated process, either at the applicant’s request or in connection with the bank’s internal review process. In such cases, the bank verifies relevant customer data, makes any necessary corrections to the customer data and re-evaluates such applications using the bank’s underwriting criteria. The bank applies the same underwriting criteria in both the automated process, and during any manual reviews of applications initially declined through the automated process.

The bank’s strategy and governance group performs monthly testing on applications to ensure that the automated system is processing applications as intended. The bank’s strategy and governance group validates through population and sample testing to ensure adherence to bank’s underwriting criteria. Testing is performed across all portfolios to identify divergences from the bank’s underwriting criteria in applications approved through the automated process.

During the period from [●], 20[●] through [●], 20[●], the strategy and governance group’s monitoring of manually approved applications determined that applications that were initially declined through the automated process represented less than [●]% of new applications, which is consistent with the results of prior reviews. Accounts that are approved through the manual review process rather than the automated process, and are therefore considered exceptions, did not meet the bank’s initial underwriting policies for the following reasons: applicants with no or low credit score; missing or invalid applicant information or duplicate applications. The bank determined to include the receivables for which exceptions were identified in the Trust Portfolio because the fact that the accounts did not meet the bank’s initial underwriting policies would not have a material adverse effect on the issuing entity, and therefore the exceptions do not cause the receivables to be ineligible for sale to the issuing entity. Another compensating factor with respect to these exceptions is that the bank engages in ongoing monitoring of the files and adjusts the credit limits

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on accounts as necessary based on an updated measure of risk as determined by the custom scoring model that is calculated for active accounts as described under “The Bank’s Credit Card Business – Underwriting Process.”

The bank’s internal audit department also performs annual evaluations and testing of compliance with the bank’s credit card underwriting policy and process guidelines. Such evaluations and testing are designed to provide reasonable assurance that the application process produces credit card accounts that comply with the bank’s underwriting policies. The internal audit department’s review of the credit line origination process completed in 20[●] consisted of independent reviews and testing of the automated execution of the credit risk management policies and standards, review of the strategy and governance group’s monthly testing and monitoring of credit application overrides, and an assessment of the design and operating effectiveness of change management controls for the credit risk management policies and standards. The audit validated that change management controls were functioning as designed. These audits produced no significant observations relating to the bank’s credit underwriting, manual approvals or credit line management processes.

Repurchase of Receivables

The transaction documents contain covenants requiring the repurchase of a receivable for the breach of a related representation or warranty. We, as securitizer, disclose all fulfilled and unfulfilled repurchase requests for receivables that were the subject of a demand to repurchase on SEC Form ABS-15G and on the trust’s monthly reports on Form 10-D. None of the credit card receivables securitized by the sponsor were the subject of a demand to repurchase or replace for a breach of the representations and warranties concerning the pool assets during the three-year period ending [●], 20[●]. As of the date of this prospectus, we filed our most recent Form ABS-15G with the Securities and Exchange Commission on [●], 20[●]. Our CIK number is 0001965221. For more information on obtaining a copy of the Form ABS-15G, see “Where You Can Find More Information.”

Item 1104(f), Item 1108(b)(4) and Item 1110(c) of Regulation AB require information regarding the bank’s financial condition in its capacity as sponsor, servicer and originator, respectively, to the extent that there is a material risk that (i) such condition could affect its ability to comply with the provisions in the transaction documents relating to its repurchase obligations which, as a result, could have a material impact on pool performance or the performance of the Series 20[●]-[●] notes, or (ii) the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or the performance of the Series 20[●]-[●] notes. As of the date of this prospectus, based on the historical performance of the receivables in the Trust Portfolio and the bank’s latest call report filed with the Federal Financial Institutions Examination Council, information regarding the bank’s financial condition is not disclosed in this prospectus.

Static Pool Information

The following table pairs set forth static pool–style information regarding the performance of the receivables in the Selected Portfolio and, separately, the receivables in the Trust Portfolio, with the Selected Portfolio table presented first and the corresponding Trust Portfolio table immediately following for each metric. The tables include static pool information for loss experience, delinquency experience, revenue (cash yield) experience and monthly principal payment rate experience. Due to the nature of the underlying pool assets, where the credit lines of the obligors are constantly revolving, these tables do not include information relating to (i) prepayments, because the concept of prepayments is not an applicable consideration for this asset class beyond payment rate data, which is provided, or (ii) standardized credit scores, because credit decisions are being made on an ongoing basis based on continuously evolving obligor credit scores.

The receivables in the Trust Portfolio were originated using the same underwriting procedures, in all material respects. The Series 20[●]-[●] notes receive cash flows from the receivables included in the Trust Portfolio. Thus, the receivables to which the Trust Portfolio static pool information relates were originated using the same underwriting procedures, in all material respects, as the receivables used as collateral for the Series 20[●]-[●] notes.

The composition of the Selected Portfolio and the Trust Portfolio is expected to change over time as credit card accounts arising in co-brand, private label and proprietary programs are added to, or removed from, the Selected Portfolio or the Trust Portfolio in the future. For Approved Portfolios, Automatic Additional Accounts may be

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included in the issuing entity’s Portfolio as they are established, which may cause differences between Selected Portfolio vintages and Trust Portfolio vintages over time.

The performance data are grouped by year of origination of the accounts. Performance data for origination years prior to 20[●] have been combined under the performance data for origination year 20[●] as performance data for origination years prior to 20[●] could not be obtained separately without unreasonable effort or expense. There can be no assurance that the performance of receivables in the future will be similar to the historical performance set forth below. The date of origination of an account is generally the date on which the account is opened and when an account number is assigned to the account.

The following table pairs set forth the 30+ delinquency rate by origination year for the Selected Portfolio and the Trust Portfolio. The 30+ delinquency rate is calculated as the total amount of receivables that were 30 or more days delinquent as of the end of the period divided by the total receivables outstanding as of the end of the period. For each account included in the Trust Portfolio, performance data are based on the account’s performance on and after the date on which such account was added to the Trust Portfolio.

30+ Delinquency Rate for the Selected Portfolio

	At [●],	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

30+ Delinquency Rate for the Trust Portfolio

	At [●],	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

The following table pairs set forth the net loss rate by origination year for the Selected Portfolio and the Trust Portfolio for each of the periods shown, with the Selected Portfolio table presented first and the corresponding Trust Portfolio table immediately following. The net loss rate equals charged-off principal receivables net of recoveries divided by average principal receivables outstanding for the period. Certain figures are annualized and are not indicative of actual results for the entire year.

For each account included in the Trust Portfolio, performance data are based on the account’s performance on and after the date on which such account was added to the Trust Portfolio.

A-I-16

Net Loss Rate for the Selected Portfolio(1)

	At [●],	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	Denominator is Average Principal Receivables Outstanding

Net Loss Rate for the Trust Portfolio(1)

	At [●],	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	Denominator is Average Principal Receivables Outstanding

The following table pairs set forth the cash yield by origination year for the Selected Portfolio and the Trust Portfolio for each of the periods shown, with the Selected Portfolio table presented first and the corresponding Trust Portfolio table immediately following. Cash yield equals collected finance charges and fees, merchant discount fees and interchange divided by average principal receivables outstanding for the period. Certain figures are annualized and are not indicative of actual results for the entire year.

For each account included in the Trust Portfolio, performance data are based on the account’s performance on and after the date on which such account was added to the Trust Portfolio.

A-I-17

Cash Yield for the Selected Portfolio(1)

	[●] Month Period Ended	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	Denominator is Average Principal Receivables Outstanding

Cash Yield for the Trust Portfolio(1)

	[●] Month Period Ended	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	Denominator is Average Principal Receivables Outstanding

The following table sets forth the payment rate experience for the Trust Portfolio for each of the periods shown below by origination years. The principal payment rate is an average of the monthly principal payment rates in the applicable period. The monthly principal payment rate is a percentage of principal payments received during a month with respect to the principal receivables divided by the beginning of the month principal receivables outstanding.

For each account comprising the Trust Portfolio, performance data is based on the account’s performance on and after the date on which such account was added to the Trust Portfolio.

A-I-18

Monthly Principal Payment Rate for the Approved Portfolio(1)

	[●] Month Period Ended	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	Denominator is Average Principal Receivables Outstanding

Monthly Principal Payment Rate for the Trust Portfolio(1)

	[●] Month Period Ended	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	Denominator is Average Principal Receivables Outstanding

A-I-19

ANNEX II

OUTSTANDING SERIES AND CLASSES OF NOTES

The information provided in this Annex II is an integral part of the prospectus.

Group [●]

	Series/Class	Issuance Date	Stated Principal Amount		Note Interest Rate	Expected Final Distribution Date	Legal Maturity Date
1	Series [●]	[●], 20[●]	$	[●]	—	—	—
	Class A	—	$	[●]	[●]%	[●], 20[●]	[●], 20[●]
	Class B	—	$	[●]	[●]%	[●], 20[●]	[●], 20[●]

[The issuing entity has also issued Series 2026-VFN1 which is a series of variable funding notes, meaning that the aggregate Outstanding Principal Amount of the Series 2026-VFN1 notes may be increased or decreased from time to time subject to a maximum amount. The maximum amount of the Series 2026-VFN1 notes is $[●], $[●] of which is held by the transferor or affiliate. The maximum amount of the Series 2026-VFN1 notes may be increased or decreased from time to time, subject to certain conditions, including the mutual agreement of the transferor and the holders of the Series 2026-VFN1 notes. Series 2026-VFN1 is in an extendable revolving period (unless an early amortization event occurs prior to that date). That revolving period may be extended by mutual agreement of the transferor, the servicer and the holders of the Series 2026-VFN1 notes.]

A-II-1

Bread Financial Card Issuance Trust

Issuing Entity

Bread Financial Funding, LLC

Depositor and Transferor

Comenity Capital Bank

Sponsor, Originator and Servicer

Series 20[●]-[●]

$[●]* Class A [Fixed][Floating] Rate Asset Backed Notes

[$[●]* Class B [Fixed][Floating] Rate Asset Backed Notes]

PROSPECTUS

Underwriters

[Underwriter No. 1]

[Underwriter No. 2]

[Underwriter No. 3]

[Underwriter No. 4]

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

Dealers will deliver a prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, until the date which is 90 days after the date of this prospectus, all dealers selling the notes will deliver a prospectus. Such delivery obligation may be satisfied by filing the prospectus with the Securities and Exchange Commission.

*	Subject to increase or decrease as discussed under “Introduction.”

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder, other than underwriting discounts and commissions.

SEC Registration Fee(1)
Printing and Engraving	$250,000*
Trustee’s Fees	$168,000*
Legal Fees and Expenses	$2,160,000*
Accountants’ Fees and Expenses	$432,000*
Rating Agency Fees	$2,700,000*
Miscellaneous Fees, including fees payable to the Asset Representations Reviewer	$740,000*

Total	$6,450,000*

*	Estimated
(1)	The registration fee is deferred in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

Item 13. Indemnification of Directors and Officers

To the fullest extent permitted by the Delaware Limited Liability Company Act and in accordance with its Limited Liability Company Agreement, Bread Financial Funding, LLC (“BFF”) shall indemnify any member, officer, director, employee or agent of BFF who is, was or is threatened to be made a party to any proceeding (including a proceeding by or in the right of BFF or by or on behalf of a member) by reason of the fact that he, she or it is or was a member, officer or director of BFF, is or was acting on behalf of BFF in good faith or is or was serving, at the request of BFF, as a director, manager, officer, employee or agent of any other legal entity, or is a fiduciary of any employee benefit plan established at the direction of BFF, against all liabilities and reasonable expenses incurred in the proceeding except such liabilities and expenses as are incurred because of such individual’s willful misconduct or knowing violation of the criminal law. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 hereto which provides for indemnification (in certain circumstances) of the officers of BFF who execute the registration statement as well as any controlling persons of BFF.

Item 14. Exhibits and Financial Statements

Exhibit Number	Description

1.1	Form of Underwriting Agreement for the Notes.*

3.1	Second Amended and Restated Limited Liability Company Agreement of Bread Financial Funding, LLC, dated as of June 11, 2026.*

3.2	Certificate of Formation for Bread Financial Funding, LLC (f/k/a Comenity Capital Credit Company, LLC), filed with the Secretary of State of the State of Delaware on June 21, 2019.

3.3

Certificate of Amendment to Certificate of Formation of Comenity Capital Credit Company, LLC, changing the name to Bread Financial Funding, LLC, filed with the Secretary of State of the State of Delaware on December 5, 2025.

4.1	Receivables Purchase Agreement, dated as of June 11, 2026, between Comenity Capital Bank and Bread Financial Funding, LLC.*

4.2	Transfer Agreement, dated as of June 11, 2026, among Bread Financial Funding, LLC, Bread Financial Card Issuance Trust, and U.S. Bank Trust Company, National Association.*

Exhibit Number	Description

4.3	Indenture, dated as of June 11, 2026, among Bread Financial Card Issuance Trust, U.S. Bank Trust Company, National Association, and U.S. Bank National Association.*

4.4	Form of Indenture Supplement, including form of Notes.

4.5	Servicing Agreement, dated as of June 11, 2026, among Bread Financial Funding, LLC, Comenity Capital Bank, Bread Financial Card Issuance Trust, and U.S. Bank Trust Company, National Association.*

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to legality of the Notes.*

8.1	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to federal tax matters.*

10.1	Amended and Restated Trust Agreement, dated as of June 11, 2026, between Bread Financial Funding, LLC and BNY Mellon Trust of Delaware.*

10.2	Asset Representations Review Agreement, dated as of June 11, 2026, among Comenity Capital Bank, Bread Financial Funding, LLC, Bread Financial Card Issuance Trust, and FTI Consulting, Inc.*

10.3	Securities Account Control Agreement, dated as of June 11, 2026, among Bread Financial Card Issuance Trust, U.S. Bank Trust Company, National Association, and U.S. Bank National Association.*

23.1	Consent of Orrick, Herrington & Sutcliffe LLP (included in its opinions filed as Exhibits 5.1 and 8.1).*

24.1	Power of Attorney of Bread Financial Funding, LLC.*

25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of U.S. Bank Trust Company, National Association, as Indenture Trustee under the Indenture.*

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities.*

99.1	Sixth Amended and Restated Service Agreement, dated as of January 1, 2025, between Comenity Servicing LLC and Comenity Capital Bank.*

99.2	First Amendment to Sixth Amended and Restated Service Agreement, dated as of April 1, 2025, between Comenity Servicing LLC and Comenity Capital Bank.*

99.3	First Addendum to Sixth Amended and Restated Service Agreement, dated as of April 1, 2025, between Comenity Servicing LLC and Comenity Capital Bank.*

99.4	Second Addendum to Sixth Amended and Restated Service Agreement, dated as of June 1, 2025, between Comenity Servicing LLC and Comenity Capital Bank.*

99.5	Third Addendum to Sixth Amended and Restated Service Agreement, dated as of October 1, 2025, between Comenity Servicing LLC and Comenity Capital Bank.*

99.6	Fourth Addendum to Sixth Amended and Restated Service Agreement, dated as of January 1, 2026, between Comenity Servicing LLC and Comenity Capital Bank.*

99.7	Fifth Addendum to Sixth Amended and Restated Service Agreement, dated as of April 1, 2026, between Comenity Servicing LLC and Comenity Capital Bank.*

99.8	Sixth Addendum to Sixth Amended and Restated Service Agreement, dated as of June 1, 2026, between Comenity Servicing LLC and Comenity Capital Bank.*

99.9	Service Agreement, dated as of April 1, 2025, between Comenity Servicing LLC and Comenity Capital Bank.*

107.1	Calculation of Filing Fee Tables.*

*	Previously filed.

Item 15. Undertakings

(a) Rule 415 Offering

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

(B)

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this Registration Statement is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430D:

(A)

Each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to

Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at the date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)  If any registrant is relying on Rule 430D, with respect to an offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) Filings Incorporating Subsequent Exchange Act Documents by Reference

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Request for Acceleration of Effective Date

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wilmington, state of Delaware on August 21, 2026.

BREAD FINANCIAL FUNDING, LLC , a Delaware limited liability company
By:	/s/ Wai Chung
Name: Wai Chung
Title: Treasurer and Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on August 21, 2026 by the following persons in the capacities indicated.

Signature	Title

*	President, Chief Executive Officer and Director
Bruce Bowman	(Principal Executive Officer)

*	Chief Financial Officer and Director
Brigette Vinton	(Principal Financial Officer and Principal Accounting Officer)

/s/ Wai Chung	Treasurer and Director
Wai Chung

*   The undersigned, by signing his name hereto, does hereby sign this Amendment No. 1 to the Registration Statement on behalf of the above indicated officer or director of the Registrant, Bread Financial Funding, LLC, pursuant to the Power of Attorney signed by such officer or director.

BREAD FINANCIAL FUNDING, LLC,
a Delaware limited liability company

By:	/s/ Wai Chung
Name:	Wai Chung
Title:	Treasurer and Director